                                           Filed by Micrografx, Inc. Pursuant to
                                       Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                               Subject Company: Micrografx, Inc.
                                                     Commission File No. 0-18708


On September 18, 2001, Corel Corporation filed an amendment to the Prospectus/Proxy Statement originally filed on August 10, 2001. Micrografx, Inc. plans to distribute the amended Prospectus/Proxy Statement to its shareholders on or about September 24, 2001. Set forth below is the entire amended Prospectus/Proxy Statement:

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 18, 2001


                                       Registration Statement No. 333-67310

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                --------------

                              AMENDMENT NO. 1


                                    TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                --------------

                               COREL CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                                --------------

         Canada                      7372                  Not applicable
     (State or Other           (Primary Standard          (I.R.S. Employer
      Jurisdiction                Industrial             Identification No.)
   of Incorporation or        Classification Code
      Organization)                 Number)

                              1600 Carling Avenue
                            Ottawa, Ontario K1Z 8R7
                                 (613) 728-8200
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                --------------

                                  John Blaine
                            Chief Financial Officer
                               Corel Corporation
                              1600 Carling Avenue
                            Ottawa, Ontario K1Z 8R7
                                 (613) 728-8200
 (Name, Address, Including Zip Code and Telephone Number, Including Area Code,
                             of Agent for Service)

                        Copies of all communications to:

 Robert D. Chapman, Esq.      Mark Weissler, Esq.       John B. McKnight, Esq.
  McCarthy Tetrault LLP      Milbank, Tweed, Hadley&     Locke Liddell & Sapp
 40 Elgin Street, Suite            McCloy LLP                    LLP
          1400                One Chase Manhattan      2200 Ross Avenue, Suite
 Ottawa, Ontario K1P 5K6             Plaza                       2200
                           New York, New York 10005      Dallas, Texas 75201

                                --------------

   Approximate date of commencement of proposed sale to the public:

   As soon as practicable after this registration statement becomes effective and all other conditions to completion of the merger contemplated by the merger agreement, dated as of July 16, 2001, described in the enclosed prospectus/proxy statement, have been satisfied or waived.

                                --------------

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


                                --------------

   The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[LOGO OF MICROFRAFX]        September 18, 2001


Dear Micrografx Shareholder:


   You are cordially invited to attend a special meeting of common shareholders of Micrografx, Inc. to be held on Wednesday, October 24, 2001, at 10:00 a.m., local time, at the Doubletree Hotel, 8250 North Central Expressway, Dallas, Texas. At the special meeting, we are seeking your approval of the merger agreement dated as of July 16, 2001, among Micrografx, Corel Corporation and a wholly owned subsidiary of Corel, Calgary I Acquisition Corp., which has been unanimously approved by the boards of directors of Micrografx and Corel. Under the terms of the merger agreement, the outstanding shares of Micrografx common stock and Micrografx preferred stock will be converted into the right to receive at the closing of the merger either cash, or a combination of shares of Corel common stock and Corel participation rights. If the average sales price of Corel common stock during a specified period prior to the closing of the merger is less than $2.90, then Corel can elect to pay all cash at closing; otherwise Micrografx shareholders will receive Corel common stock and Corel participation rights at closing. See the following paragraph and also "The Merger Agreement and Participation Rights Agreement--Merger Consideration" commencing on page 50 for additional information regarding the determination of the specified periods and the type and amount of consideration to be received by Micrografx shareholders. On completion of the merger, Micrografx will merge with Calgary I Acquisition Corp. and the surviving company will be a wholly owned subsidiary of Corel.


   Under the terms of the merger agreement, and subject to a number of assumptions described under the caption "The Merger Agreement and Participation Rights Agreement--Merger Consideration" commencing on page 50, Micrografx shareholders will be entitled to receive at the closing of the merger for each outstanding share of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, approximately $1.99 in cash if the average sales price of Corel common stock during a specified period preceding the closing is less than $2.90 per share and if Corel elects to pay cash to Micrografx shareholders; in this event, Micrografx shareholders would receive approximately $32.1 million in cash in the aggregate. If Corel does not elect to pay cash or if the average sales price of Corel common stock during a specified period preceding the closing is equal to or greater than $2.90 per share, then Micrografx shareholders will be entitled to receive at closing for each outstanding share of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, approximately $1.02 in value of Corel common stock and one Corel participation right. Each Corel participation right will entitle the holder to receive on the first anniversary of the closing, if the average sales price of Corel common stock during a specified period prior to the first anniversary is equal to or less than the average sales price of Corel common stock during a specified period prior to closing then approximately $1.02 in cash per Corel participation right, or if the average sales price of Corel common stock at the first anniversary is greater than the average sales price of Corel common stock during a specified period prior to closing then the Corel participation right will entitle the holder to receive Corel common stock having a value of approximately $1.02 plus 18% of the appreciation in value of a share of Corel common stock between the closing of the merger and the first anniversary of closing, based on the Corel common stock price at the first anniversary. If Micrografx shareholders receive shares of Corel common stock and Corel participation rights at closing, then based on the assumptions described in this prospectus/proxy statement, they will receive a minimum combined per share value of approximately $2.04, having a minimum aggregate value of approximately $33.0 million. See "Summary--What Micrografx Shareholders Will Receive in the Merger" commencing on page 5 for a tabular presentation of the approximate values that will be received by Micrografx shareholders based on various Corel common stock prices and other assumptions.


   The type and exact amount of the consideration that Micrografx shareholders will receive in the merger will depend on the average sales price of Corel common stock during a specified period prior to the closing and other factors. You will not know exactly what you will be entitled to receive under the merger agreement at the time of the Micrografx special meeting. This uncertainty is exacerbated in light of recent volatility in the price of Corel common stock, which closed at a price of $2.43 per share on September 17, 2001 on the Nasdaq National Market, the most recent practicable date prior to the printing of this prospectus/proxy statement. You are urged to obtain current market quotations for Corel common stock.


   If Micrografx shareholders approve the merger agreement at the Micrografx special meeting and the other closing conditions are satisfied, Micrografx and Corel expect to complete the merger within the several days following the Micrografx special meeting and, in any event, as soon as reasonably practicable following the Micrografx special meeting.


   Corel and Micrografx are furnishing this document to you to provide you with important information about the merger. In addition to providing you important information about the merger, this document also contains information about dissenters' rights that are accorded Micrografx shareholders under the Texas Business Corporation Act. Holders of shares of Micrografx common stock or Micrografx preferred stock who are not in favor of the merger and who wish to assert dissenters' rights must comply with the relevant statutory procedures detailed under Texas law, which are reproduced in Annex E to this prospectus/proxy statement.


   Whether or not you plan to attend the Micrografx special meeting, please take the time to vote by completing the enclosed proxy card and returning it in the accompanying postage-paid envelope or, if eligible, by voting over the Internet as described in instructions that may accompany the enclosed proxy card. Please note that your failure to vote on this matter will have the same effect as a vote against approval of the merger agreement and the merger. The other Micrografx directors and I urge you to vote FOR this proposal, which we have unanimously approved after careful consideration. Your vote is extremely important and your early response will be greatly appreciated.


                                          Sincerely,


September 18, 2001                        James L. Hopkins


Dallas, Texas                             Chairman, President and Chief
                                           Executive Officer


   For a discussion of significant matters that should be considered before voting at the Micrografx special meeting, see "Risk Factors" beginning on page 17.


   The Micrografx common stock is traded on the over-the-counter bulletin board of the National Association of Securities Dealers, Inc. under the symbol "MGXI." Corel common stock is listed on the Nasdaq National Market and The Toronto Stock Exchange under the symbols "CORL" and "COR," respectively.


   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved this prospectus/proxy statement or the securities to be issued in the merger or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.


   No securities commission or similar regulatory authority in Canada has in any way passed on the merits of the Corel common stock or Corel participation rights offered under this prospectus/proxy statement or the disclosure contained in this prospectus/proxy statement. Any representation to the contrary is a criminal offense.


   This prospectus/proxy statement is dated September 18, 2001 and is first being mailed to the holders of Micrografx common stock on or about September 24, 2001.

                               TABLE OF CONTENTS


                                                                           Page
                                                                           ----

NOTICE OF SPECIAL MEETING OF COMMON STOCKHOLDERS.........................    1

QUESTIONS AND ANSWERS ABOUT THE MERGER...................................    2

FORWARD-LOOKING STATEMENTS...............................................    3

SUMMARY..................................................................    4

RISK FACTORS.............................................................   17
Risk Factors Relating to the Merger......................................   17
Risk Factors Relating to Corel...........................................   22
Risk Factors Relating to Micrografx......................................   27

MICROGRAFX, INC. SELECTED HISTORICAL FINANCIAL INFORMATION...............   31

COREL CORPORATION SELECTED HISTORICAL FINANCIAL INFORMATION..............   32

COMPARATIVE PER SHARE DATA...............................................   33

MARKET PRICE AND DIVIDEND INFORMATION....................................   34

THE MICROGRAFX SPECIAL MEETING...........................................   36
When and Where the Special Meeting Will be Held..........................   36
What Will be Voted On....................................................   36
Which Shareholders May Vote at the Special Meeting.......................   36
How Do Micrografx Shareholders Vote......................................   36
How to Change Your Vote..................................................   36
Vote Required to Approve the Merger......................................   37
Quorum; Abstentions; Broker Non-Votes....................................   37
Solicitation of Proxies and Expenses of Solicitation.....................   37
Approval of Preferred Shareholders.......................................   38
Proposals of Shareholders................................................   38

APPROVAL OF THE MERGER...................................................   39
Background of the Merger.................................................   39
Micrografx's Reasons for the Merger and Recommendation of the Micrografx
 Board of Directors......................................................   42
Opinion of Micrografx's Financial Advisor................................   44
Interests of Some Micrografx Officers and Directors in the Merger........   48

THE MERGER AGREEMENT AND PARTICIPATION RIGHTS AGREEMENT..................   50
General..................................................................   50
Effective Time of the Merger.............................................   50
Merger Consideration.....................................................   50
Treatment of Micrografx Stock Options and Employee Stock Purchase Plan
 Options.................................................................   54
Treatment of Warrants, Convertible Notes and Subordinated Convertible De-
 benture.................................................................   54
Procedures for Exchange of Stock Certificates............................   55
The Merger Agreement.....................................................   56
Participation Rights Agreement...........................................   60
Voting Agreements and Proxies............................................   62
Bridge Loan Extended by Corel to Micrografx..............................   63

                                                                           Page
                                                                           ----

Regulatory Approvals.....................................................   64
Listing of Corel Common Stock............................................   65
Anticipated Accounting Treatment.........................................   65
Material United States Federal Income Tax Consequences...................   65
Material Canadian Federal Income Tax Consequences........................   75
Dissenters' Rights.......................................................   76

MICROGRAFX BUSINESS......................................................   79

MICROGRAFX MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS...............................................   88

MICROGRAFX MANAGEMENT....................................................  105

MICROGRAFX EXECUTIVE COMPENSATION AND OTHER MATTERS......................  106

MICROGRAFX SECURITY OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS...  109

COMPARATIVE RIGHTS OF HOLDERS OF MICROGRAFX COMMON STOCK AND COREL COMMON
 STOCK AND PARTICIPATION RIGHTS..........................................  110

LEGAL MATTERS............................................................  120

EXPERTS..................................................................  120

WHERE YOU CAN FIND MORE INFORMATION......................................  121

TRADEMARKS...............................................................  122

INDEX TO MICROGRAFX, INC. CONSOLIDATED FINANCIAL STATEMENTS..............  F-1

ANNEX A--Merger Agreement................................................  A-1
ANNEX B--Form of Participation Rights Agreement..........................  B-1
ANNEX C--Form of Proxy and Voting Agreement..............................  C-1
ANNEX D--Opinion of Micrografx's Financial Advisor.......................  D-1
ANNEX E--Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation
 Act.....................................................................  E-1


                          ADDITIONAL INFORMATION


    The prospectus/proxy statement incorporates important business and financial information about Corel that is not included in or delivered with the prospectus/proxy statement. This information is available without charge to Micrografx shareholders on written or oral request. Shareholders should contact Corel Corporation, 1600 Carling Avenue, Ottawa, Ontario K1Z 8R7, Attention: Chief Financial Officer, telephone number (613) 728-8200. To obtain timely delivery of requested documents before the Micrografx special meeting, you must request them no later than October 17, 2001, which is five business days before the date of the Micrografx special meeting.


    Please also see "Where You Can Find More Information" in this prospectus/proxy statement to obtain further information and learn about other ways that you can get this information.

                                MICROGRAFX, INC.
                       8144 Walnut Hill Lane, Suite 1050
                              Dallas, Texas 75231

                               ----------------

                NOTICE OF SPECIAL MEETING OF COMMON SHAREHOLDERS

                      TO BE HELD ON OCTOBER 24, 2001


                               ----------------

TO THE COMMON SHAREHOLDERS OF MICROGRAFX, INC.:

   NOTICE IS HEREBY GIVEN that a special meeting of holders of common stock, par value $.01 per share, of Micrografx, Inc., a Texas corporation, will be held on October 24, 2001, at 10:00 a.m., local time, at the Doubletree Hotel located at 8250 North Central Expressway, Dallas, Texas for the following purposes:


   1. To consider and vote on a proposal to approve the merger agreement dated as of July 16, 2001, among Micrografx, Inc., Corel Corporation and Calgary I Acquisition Corp. and the merger of Micrografx with Calgary I Acquisition Corp. A copy of the merger agreement is attached as Annex A to the accompanying prospectus/proxy statement.

   2. To transact any other business as may properly come before the Micrografx special meeting, including any motion to postpone or adjourn to a later time to permit further solicitation of proxies if necessary to establish a quorum or to obtain additional votes in favor of the proposal, or before any postponements or adjournments thereof.


   The merger agreement, the proposed merger and other related matters are more fully described in the accompanying prospectus/proxy statement. The Micrografx board of directors unanimously recommends that you vote "FOR" the proposal listed above.

   The Micrografx board of directors has fixed the close of business on September 10, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at this special meeting and at any adjournments or postponements thereof.


                                          By Order of the Board of Directors

                                                            /s/ James L. Hopkins
                                          James L. Hopkins
                                          Chairman, President and Chief
                                           Executive Officer

Dallas, Texas

September 18, 2001



    To ensure that your shares are represented at the Micrografx special meeting, please complete, date and sign the enclosed proxy and mail it promptly in the postage-paid envelope provided or, if eligible, vote over the Internet, as described in the prospectus/proxy statement and in accordance with the instructions that may accompany your proxy card, whether or not you plan to attend the Micrografx special meeting. You can revoke your proxy at any time before it is voted by following the procedures described in the accompanying prospectus/proxy statement.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  When will the merger be completed?

A: Corel and Micrografx are working to complete the merger as quickly as possible. Subject to regulatory and Micrografx shareholder approval, we hope to complete the merger during Corel's fourth fiscal quarter ending November 30, 2001.

Q: If I receive shares of Corel common stock in the merger, where will they be listed?

A: The shares of Corel common stock issuable pursuant to the merger agreement will be listed on both the Nasdaq National Market and The Toronto Stock Exchange.

Q: Will Micrografx common stock continue to be traded on the over-the-counter bulletin board after the merger?

A: No. On completion of the merger, Micrografx will merge with a subsidiary of Corel, with the surviving company being a wholly owned subsidiary of Corel. The Micrografx common stock will not thereafter be listed on any exchange or otherwise be publicly traded.

Q:  Do I, as a Micrografx shareholder, have the right to vote on the merger?

A: Yes. Holders of Micrografx common stock and Micrografx preferred stock are entitled to vote on the merger. Holders of Micrografx common stock will vote on a proposal to approve the merger agreement and the merger at the Micrografx special meeting to be held on October 24, 2001, and holders of Micrografx preferred stock are expected to vote separately as a class on the same proposal by written consent.


Q: What Micrografx shareholder vote is necessary to approve the merger agreement and the merger?

A: The merger cannot be completed unless Micrografx shareholders that on the record date own a majority of the outstanding shares of Micrografx common stock, and a majority of the outstanding shares of Micrografx preferred stock, voting separately as a class, vote to approve the merger agreement and the merger. Under executed voting agreements and related irrevocable proxies, approximately 3,254,406 shares of Micrografx common stock, or 26.0% of the outstanding shares of Micrografx common stock, owned by one significant Micrografx shareholder and all of the directors and executive officers of Micrografx at the Micrografx record date and 420,000 shares of Micrografx preferred stock, or 37.5% of the outstanding shares of Micrografx preferred stock, owned by one significant Micrografx shareholder at the Micrografx record date will be voted for the approval of the merger agreement and the merger.


Q:  Are Micrografx shareholders entitled to dissenters' rights?

A: Yes. Under Texas law, Micrografx shareholders are entitled to dissenters' rights if they follow the requirements specified by Texas law and do not vote to approve the merger agreement and merger.

Q:  What do I need to do now?

A: You should carefully read and consider the information contained in this prospectus/proxy statement. You should then complete, sign and date your proxy card and return it in the enclosed return envelope, or if eligible, vote over the Internet as soon as possible so that your shares of Micrografx common stock may be represented at the Micrografx special meeting.

Q:  Should I send in my stock certificates now?

A: No. After the merger is completed, you will receive a letter of transmittal and written instructions for exchanging your stock certificates.

Q:  Can I change my vote after I have voted by proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the Micrografx special meeting. You can do this in a number of ways. First, you may send in a later-dated, signed proxy card to the corporate secretary of Micrografx so that it arrives before the Micrografx special meeting. Second, you can send a written notice to the corporate secretary of Micrografx stating that you would like to revoke your proxy. Third, you may attend the Micrografx special meeting and vote in person.

Q:  Can I submit my proxy over the Internet?

A: Only beneficial holders who hold shares in street name may submit their proxies over the Internet. If you are a beneficial holder, you should refer to the proxy card included with your proxy materials for instructions about how to vote. If you vote over the Internet, you do not need to complete and mail your proxy card.

Q: If my shares of Micrografx common stock are held in street name by my broker, will my broker vote my shares for me?

A: A broker will vote the shares held by you only if you provide instructions to your broker on how to vote. Without instructions, those shares will not be voted. Micrografx shareholders should instruct their brokers to vote their shares by following the directions provided by their brokers. Please check the voting form used by your broker to see if it offers Internet voting. If you do not instruct your broker to vote your shares, this will have the effect of a vote against the proposal relating to the merger agreement and merger.

Q:  Is Corel shareholder approval required?

A: No. It is not necessary to obtain the approval by Corel shareholders of the merger agreement and the merger. The Corel board of directors has unanimously approved the merger agreement.

Q.  Who can help answer my questions?

A: Micrografx shareholders who would like additional copies, without charge, of this prospectus/proxy statement or have additional questions about the transaction, including the procedures for voting Micrografx shares, should contact:

   Micrografx, Inc.
   Attn: Greg DeWitt, Chief Financial Officer
   8144 Walnut Hill Lane, Suite 1050
   Dallas, Texas 75231
   Telephone: (469) 232-1062

                           FORWARD-LOOKING STATEMENTS

   Some statements made in this document are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements as to:

  . the amount, timing and form of consideration to be received by Micrografx shareholders in the merger;

  .  the anticipated closing date of the merger;

  .  the anticipated tax treatment of the merger;

  .  the benefits expected to result from the merger; and

  .  the performance and financial condition of Corel following the merger.

   Any statements contained herein, including, without limitation, statements to the effect that Corel or Micrografx or their respective management "believes," "expects," "anticipates," "plans," "may," "will," "projects," "continues," "estimates" or statements concerning "potential," "opportunity" or other variations thereof or comparable terminology or the negative thereof, that are not statements of historical fact should be considered forward-looking statements. Actual results could differ materially and adversely from those anticipated in the forward-looking statements as a result of several factors, including those set forth in "Risk Factors" beginning on page 17, which you should review carefully.

                                    SUMMARY

   This summary highlights selected information contained in this prospectus/proxy statement. It may not contain all of the information that is important to you and it is qualified in its entirety by the more detailed information appearing elsewhere in this document or that is incorporated by reference or attached as Annexes to this document. Page references are included in parentheses to direct you to a more complete description of the items presented in this summary. In addition, Corel is incorporating by reference important business and financial information into this prospectus/proxy statement. You may obtain the information incorporated by reference into this prospectus/proxy statement without charge by following the instructions in the section entitled "Where You Can Find More Information." Corel has supplied all information contained or incorporated by reference in this prospectus/proxy statement relating to Corel and Calgary I Acquisition Corp. and Micrografx has supplied all information contained in this prospectus/proxy statement relating to Micrografx. Neither Corel nor Calgary I Acquisition Corp., on the one hand, or Micrografx on the other hand, is responsible for the information supplied by the other.

   All dollar amounts indicated by "$" are in United States dollars and all dollar amounts indicated by "Cdn$" are in Canadian dollars.

The Companies (Page 79 )


COREL CORPORATION                     MICROGRAFX, INC.
CALGARY I ACQUISITION CORP.           8144 Walnut Hill Lane, Suite 1050
1600 Carling Avenue                   Dallas, Texas 75231
Ottawa, Ontario                       (469) 232-1000
K1Z 8R7
(613) 728-8200

 Corel and Calgary I Acquisition Corp.

   Corel develops, manufactures, licenses, sells and supports two main types of software products--creative products and business applications products. Corel's flagship products are CorelDRAW10 Graphics Suite and WordPerfect Office 2002. Corel's products are available for users of most personal computers, or PCs, including International Business Machines Corporation and IBM-compatible PCs, Apple Computer Inc.'s Macintosh(R), UNIX(R)-based and Linux(R)-based systems. Corel is continuing to expand its support of the web, delivering the Internet's versatility to customers through web-based applications, content and services. Corel also is developing applications of its products for use on Microsoft Corporation's .NET platform as part of its commitment to provide customers with a full range of applications and services on multiple platforms. Calgary I Acquisition Corp. is a newly formed Delaware corporation formed solely to effect the merger and has no business or assets.

 Micrografx

   Micrografx is a recognized global leader in providing enterprise process management and graphics software, solutions and services. Micrografx enterprise process management solutions allow senior and mid-level executives to identify and value key performance improvement initiatives. These initiatives range from improving e-business processes to quality initiatives like ISO 9000, Six Sigma(TM) and key line-of-business application initiatives such as supply chain management. Micrografx graphics software division supplies businesses and individuals with graphics solutions for technical illustration, business diagramming and digital image processing.

The Merger (Page 50)


   On July 16, 2001, Corel, its wholly owned subsidiary Calgary I Acquisition Corp., and Micrografx entered into the merger agreement pursuant to which Micrografx will merge with Calgary I Acquisition Corp., with the surviving corporation becoming a wholly owned subsidiary of Corel. Under the terms of the merger agreement, if Corel is entitled to and elects to pay cash at the closing for the outstanding shares of Micrografx capital stock, Micrografx will be the surviving corporation in the merger and become a wholly owned subsidiary of Corel. If Micrografx shareholders receive at closing a combination of shares of Corel common stock and Corel participation rights for their shares of Micrografx capital stock, Calgary I Acquisition Corp. will be the surviving corporation in the merger. The merger is subject to various conditions and rights of termination described in this document and the merger agreement. For a detailed description of the terms of the merger agreement, see "The Merger Agreement and Participation Rights Agreement." In addition, copies of the merger agreement and the participation rights agreement are attached and included as Annex A and Annex B, respectively, to this prospectus/proxy statement. We encourage you to read the entire merger agreement and the entire participation rights agreement.

Reasons for the Merger (Page 42)


   The Micrografx board of directors has unanimously determined that the merger is fair to and in the best interests of Micrografx and its shareholders and has unanimously approved the merger agreement and the merger based on a number of factors, including, without limitation, the following:

  . the total amount of consideration, the timing of receipt of consideration and the various forms of consideration that may be received by Micrografx shareholders under the terms of the merger agreement and the participation rights agreement and, in particular, the minimum aggregate value that Micrografx shareholders would receive at closing and on the first anniversary of the date of closing, as well as the potential opportunity for Micrografx shareholders to participate in any appreciation in value of Corel common stock during the year following the closing of the merger;

  . the financial presentation of Alliant Partners to the Micrografx board of directors, including Alliant Partners' written opinion dated July 16, 2001, to the effect that, as of the date of the opinion and based on and subject to the matters stated in the opinion, the total consideration to be received by Micrografx shareholders is fair, from a financial point of view;

  . Micrografx's weakened financial position, which resulted in lost product sales because Micrografx's corporate customers frequently make their purchasing decisions on the basis of the financial strength of the software vendor; this financial condition also restricted Micrografx's ability to make significant expenditures for advertising and promotions necessary to the marketing of its graphics division products through distributors and resellers; and

  . in light of the difficulties Micrografx experienced in attempting to raise capital in the current depressed capital markets, the terms under which external financing could have been procured, if at all, would have been on terms that would have diluted Micrografx shareholders to the point to where even successful results by Micrografx over the coming quarters might not have produced as attractive a result to Micrografx shareholders as the merger with Corel.

What Micrografx Shareholders Will Receive in the Merger (Page 50)


   Under the terms of the merger agreement, and subject to a number of assumptions summarized below and set forth in greater detail under "The Merger Agreement and Participation Rights Agreement--Merger Consideration," the holders of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, will be entitled to receive either cash, or a combination of shares of Corel common stock and Corel participation rights, depending on whether the volume weighted average sales price of Corel's common stock during a specified period prior to the closing of the merger is greater than, less than or equal to $2.90 per share, as follows:

  . for each Micrografx common share or each Micrografx preferred share on an as-converted basis, approximately $1.99 in cash, or an aggregate approximate amount of $32.1 million if:


    . the volume weighted average sales price of Corel's common stock during the ten consecutive trading day period ending on the second business day prior to the effective time of the merger is less than $2.90 per share; and

    . Corel elects under the merger agreement to deliver cash to the Micrografx shareholders, which is referred to in this document as the cash alternative; or

  . for each Micrografx common share or each Micrografx preferred share on an as-converted basis, approximately $1.02 in aggregate value of Corel common stock and one Corel participation right if the volume weighted average sales price of Corel common stock during the pre-closing calculation period is $2.90 per share or greater or if Corel does not elect the cash alternative.


     Each Corel participation right will entitle the holder to receive on the first anniversary of the closing:

    . approximately $1.02 in cash, if the volume weighted average sales price of Corel common stock during the 20 consecutive trading day period immediately prior to the first anniversary is equal to or less than the average sales price of the Corel common stock during the pre-closing calculation period; or


    . Corel common stock having a value equal to approximately $1.02 plus 18% of the appreciation in value of a share Corel common stock between the closing and the first anniversary, based on the volume weighted average sales price of Corel common stock during the first anniversary calculation period, if the volume weighted average sales price of the Corel common stock for the first anniversary calculation period is greater than the average sales price of the Corel common stock for the pre-closing calculation period.


    If the foregoing combination of securities is received by Micrografx shareholders at closing and cash is received for the Corel participation rights on the first anniversary of closing, then Micrografx shareholders will have received for each of their shares a combined value of approximately $2.04 in shares of Corel common stock and cash, or an aggregate total value of $33.0 million.

   The following table sets forth the type and amount of consideration that Micrografx shareholders would be entitled to receive at the closing of the merger, and in the event that Corel participation rights are issued at the first anniversary of the closing, based on various Corel common stock prices during both the specified period prior to the closing and the specified period prior to the first anniversary of the closing.



                  Actual        Actual                     Actual
              Consideration     Value    Corel Price   Consideration      Actual Value
Corel Price    Received at     Received   at First   Received at First  Received at First
at Closing       Closing      at Closing Anniversary    Anniversary        Anniversary
-----------   -------------   ---------- ----------- -----------------  -----------------

 Corel Elects to Pay Cash at Closing


$2.50        $1.99 cash         $1.99        N/A            N/A                N/A
$2.75        $1.99 cash         $1.99        N/A            N/A                N/A
$2.89        $1.99 cash         $1.99        N/A            N/A                N/A

 Corel Does Not Elect or is Not Entitled to Pay Cash at Closing


$2.50        .409 Corel share   $1.02       $2.00    $1.02 cash               $1.02
                                            $2.50    $1.02 cash               $1.02
                                            $3.00      .371 Corel share       $1.11
                                            $3.50      .344 Corel share       $1.20

$2.90        .353 Corel share   $1.02       $2.50    $1.02 cash               $1.02
                                            $2.90    $1.02 cash               $1.02
                                            $3.50      .323 Corel share       $1.13
                                            $4.00      .305 Corel share       $1.22

$3.50        .293 Corel share   $1.02       $3.00    $1.02 cash               $1.02
                                            $3.50    $1.02 cash               $1.02
                                            $4.00      .278 Corel share       $1.11
                                            $4.50      .267 Corel share       $1.20


   In addition to the impact that the sales price of Corel common stock has on the amount and form of consideration that Micrografx shareholders will receive, the consideration receivable for each share of Micrografx common stock and Micrografx preferred stock is determined by a conversion ratio which is affected by:


  . the calculation of the adjusted Micrografx annual revenues for the year ended June 30, 2001, where the amount of actual revenues is subject to being increased to the extent of 50% of the reduction in the principal amount of the indebtedness owing by it under its debenture issued to Intergraph Corporation and the reduction in the principal amount of its trade payables that were outstanding on the date of the merger agreement, as well as by any proceeds received by Micrografx from the exercise of options or warrants prior to the closing of the merger, provided that in no event will the adjusted amount exceed $34.0 million; and


  . the number of shares of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, outstanding at the closing of the merger, which will be affected by any exercise of Micrografx options or warrants prior to the closing, including whether or not the exercises are effected on a cashless basis.


   The approximate amounts of the per share and aggregate consideration provided above and elsewhere in this prospectus/proxy statement are based on assumptions that Corel and Micrografx believe to be reasonable, and which are more particularly described under "The Merger Agreement and Participation Rights Agreement--Merger Consideration." However, if Micrografx is unable to timely repay the Intergraph debenture and obtain the associated reduction in indebtedness and if actual Micrografx annual revenues are adjusted only to reflect proceeds received from the full exercise of outstanding vested options and warrants with an exercise price less than $1.65 per share, which would also result in a corresponding increase in the number of outstanding shares of Micrografx common stock at closing, then Micrografx shareholders would receive only $1.93 per share in cash at closing under the cash alternative (approximately $31.1 million in cash in the aggregate) or, if shares of Corel common stock and Corel participation rights are issued at closing, $0.99 per share in value of Corel common stock at closing and the same amount in cash on the first anniversary of the closing (approximately $32.0 million in value in the aggregate), assuming the Corel stock price for the first anniversary calculation period is equal to or less than the price for the closing calculation period. As described elsewhere in this prospectus/proxy statement, the exact total amount, the precise timing and the specific form of consideration that Micrografx shareholders will receive in the merger are subject to a number of variables, and no assurances can be given in this regard.


Treatment of Micrografx Stock Options and Warrants (Page 54)


 Options

   All outstanding vested options, including options that will vest as a result of the merger, must be exercised prior to the closing or they will be cancelled, and Micrografx will give written notice of this procedure to the optionholders under the terms of the merger agreement. The merger agreement provides that the notice must specifically permit cashless exercises of options. All unvested options having an exercise price of less than $1.65 per share will be cashed out by Micrografx immediately prior to the closing at a price per option share equal to the amount by which $1.65 exceeds the exercise price. To the extent that the outstanding options are not exercised, they will terminate and become null and void at the effective time of the merger.

   Micrografx must provide written notice to all of the participants in the Micrografx Employee Stock Purchase Plan that outstanding options under that plan, to the extent exercisable (based on each participant's payroll deduction contributions through the date of exercise), may be exercised for a specified period of not less than 30 days from the date of the notice. At the end of the period, all outstanding options under the Employee Stock Purchase Plan will terminate.

 Warrants

   If Corel is entitled to and elects the cash alternative, then all outstanding warrants to purchase shares of Micrografx capital stock will terminate. Otherwise, at the effective time of the merger, Corel will assume all of Micrografx's obligations under all of its outstanding warrants and the holders will be entitled to receive on exercise the same amount of cash or number of shares of Corel common stock and Corel participation rights as the holders would have received if they had exercised the warrants prior to the effective time of the merger. The exercise prices following the merger for the warrants will be adjusted consistent with the conversion ratios used to determine the merger consideration.

Treatment of Micrografx Convertible Debt (Page 54)


   Immediately prior to the effective time of the merger, all outstanding convertible promissory notes issued by Micrografx (convertible into 973,180 shares of Micrografx common stock) will be converted into shares of Micrografx common stock in accordance with their terms and the holders will be entitled to receive the same consideration to be received by other Micrografx shareholders in the merger. Pursuant to a subordinated convertible debenture issued by Micrografx to Intergraph Corporation, Micrografx owes Intergraph approximately $5.8 million plus accrued interest. Intergraph and Micrografx have agreed that in the event that the Intergraph debenture is redeemed prior to October 31, 2001, Intergraph will accept $3.8 million, plus accrued interest, in full satisfaction of Micrografx's obligations to Intergraph under the debenture.

Recommendation of Micrografx Board of Directors to Micrografx Shareholders (Page 42)


   The Micrografx board of directors has unanimously determined that the merger is fair to and in the best interests of Micrografx and its shareholders and has unanimously approved the merger agreement and the merger. Accordingly, the Micrografx board of directors unanimously recommends that its shareholders vote "FOR" the approval of the merger agreement and the merger.

Opinion of Micrografx's Financial Advisor (Page 44)


   In deciding to approve the merger agreement and the merger, the Micrografx board of directors considered a number of factors, including the opinion of its financial advisor, Alliant Partners. On July 16, 2001, Alliant Partners delivered to the Micrografx board of directors its opinion that, as of that date, the total consideration to be received by Micrografx shareholders pursuant to the merger agreement was fair, from a financial point of view, to Micrografx shareholders.

   The full text of Alliant Partners' opinion, dated July 16, 2001, is attached to this prospectus/proxy statement as Annex D. Shareholders of Micrografx are urged to read this opinion carefully for a description of the assumptions made, matters considered and limitations on the review undertaken. Alliant Partners' opinion is directed to the Micrografx board of directors and does not constitute a recommendation to any Micrografx shareholder with respect to any matter relating to the proposed merger. Alliant Partners' opinion speaks only as of its date and Alliant Partners is under no obligation to confirm its opinion as of a later date.

Voting Agreements and Proxies (Page 62)


   One significant holder of Micrografx common stock and Micrografx preferred stock and all of Micrografx's directors and executive officers holding Micrografx common stock have entered into voting agreements with Corel in which they have agreed to vote their shares of Micrografx common stock and Micrografx preferred stock in favor of approval of the merger agreement and the merger. They also granted irrevocable proxies to an officer of Corel to vote their shares of Micrografx common stock and Micrografx preferred stock in favor of approval of the merger agreement and the merger. Under the executed voting agreements and related irrevocable proxies, approximately 3,254,406 shares of Micrografx common stock, or 26.0% of the outstanding shares of Micrografx common stock, owned by one significant Micrografx shareholder and all of the directors and executive officers of Micrografx at the Micrografx record date and 420,000 shares of Micrografx preferred stock, or 37.5% of the outstanding shares of Micrografx preferred stock, owned by one significant Micrografx shareholder at the Micrografx record date will be voted for the approval of the merger agreement and the merger.


Micrografx Special Meeting (Page 36)


   The Micrografx special meeting will be held at the Doubletree Hotel located at 8250 North Central Expressway, Dallas, Texas on October 24, 2001, at 10:00 a.m., local time.


   At the Micrografx special meeting, Micrografx common shareholders will be asked to vote to approve the merger agreement and the merger. Approval of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding shares of Micrografx common stock and a majority of the outstanding shares of Micrografx preferred stock on the record date, each voting separately as a class.

   Micrografx shareholders are entitled to vote at the special meeting if they owned shares of Micrografx common stock at the close of business on September 10, 2001, the record date. On that date, there were 12,525,038 shares of Micrografx common stock outstanding and entitled to vote at the Micrografx special meeting. Holders of Micrografx preferred stock are entitled to vote, separately as a class, with respect to approval of the merger agreement and the merger. On September 10, 2001, there were 1,120,000 shares of preferred stock outstanding and entitled to vote on the merger. It is expected that holders of Micrografx preferred stock will vote by written consent.

   If you abstain or do not vote your shares of Micrografx common stock, the effect will be the same as a vote against the approval of the merger agreement and the merger.

Interests of Micrografx Officers and Directors in the Merger (Page 48)


   In considering the Micrografx board of directors' recommendation that you vote to approve the merger agreement and the merger, you should be aware that some of the Micrografx officers and directors have interests in the merger that are different from, or in addition to, the interests of Micrografx shareholders generally.

   Micrografx is a party to an employment agreement with its chairman, president and chief executive officer, James L. Hopkins. The agreement is for a term of one year, commencing October 16, 2000, and may be automatically renewed annually for an additional term of one year. The agreement contains customary non-disclosure and non-compete provisions. If Mr. Hopkins' employment is terminated without cause following the merger, he will receive:


  .  severance benefits equal to his current base salary and bonus; and



  .  payment of all accrued and unpaid vacation pay.

   In addition, on consummation of the merger, Mr. Hopkins will receive:

  .  forgiveness of debt relating to his relocation expenses; and

  .  immediate vesting of his unvested Micrografx restricted shares.

   Mr. Hopkins holds unvested stock options for 250,000 shares of Micrografx common stock and 400,000 unvested restricted shares of Micrografx common stock. Mr. Hopkins waived his right under the employment agreement to be granted an additional stock option for 250,000 shares of Micrografx common stock.

   The employment agreement between Micrografx and Kenneth A. Carraher, president of the enterprise process management business unit, is for a term of three years commencing March 1, 2000. If Mr. Carraher's employment is terminated without cause following the merger, he will receive:

  . severance benefits equal to two times the sum of his current base salary and a fixed bonus amount; and



  .  payment of all accrued and unpaid vacation pay.

In addition, if all of the payments and benefits triggered by a change of control result in the imposition of a 20% excise tax on Mr. Carraher, the agreement provides that Micrografx will reimburse him for 150% of the taxes.


   Employment agreements with Gary J. Klembara, executive vice president, sales, and Greg DeWitt, chief financial officer of Micrografx, provide that if their employment is terminated without cause following the merger, severance pay is owed up to one year's salary and bonus, plus limited continuation of benefits.


   Corel has covenanted that its board of directors will at the effective time of the merger include a person nominated by Micrografx and mutually acceptable to Corel and Micrografx. Corel also has agreed to recommend and support the election to the Corel board of directors at Corel's 2002 annual shareholders' meeting of this director or another individual acceptable to Corel and nominated by the holders of a majority of the shares of Micrografx common stock held by holders owning 5% or more of the Micrografx common stock on the record date for the Micrografx special meeting. It is expected that James L. Hopkins, Micrografx's chairman, president and chief executive officer, will be Micrografx's nominee.

   Some executive officers and directors of Micrografx may own stock options with vesting schedules that accelerate on consummation of the merger. In addition, Corel has agreed to fulfill the obligations of Micrografx under its charter documents and bylaws concerning indemnification of present and former officers and directors of Micrografx for a six-year period from the closing date of the merger and to use all commercially reasonable efforts to maintain in effect, if available, at a premium of up to 200% of the premium presently paid by Micrografx, directors' and officers' liability insurance covering the individuals presently covered under Micrografx's existing insurance.

Conditions to the Merger (Page 57)


   The merger will not be completed unless a number of contractual or legal conditions are either satisfied or waived by Micrografx or Corel. Examples of those conditions include the accuracy of the representations and warranties and the performance of the covenants and agreements of the parties under the merger agreement, the receipt of Micrografx shareholder approval and applicable regulatory and third party approvals and the absence of governmental or legal action to block the merger. In addition to these standard conditions, Corel and Micrografx will complete the merger only if the following conditions are satisfied or waived:

  . the shares of Corel common stock issuable at closing and at the first anniversary are approved for unconditional listing on The Toronto Stock Exchange and the Nasdaq National Market (if Corel has not elected the cash alternative);

  . the absence of the presently effective exercise on the close of business on the day following the Micrografx special meeting by more than 10% of the outstanding Micrografx common stock of dissenters' rights in connection with the merger;

  . neither Corel nor Micrografx has suffered any material adverse change other than general economic or industry conditions; and

  . the delivery of specified ancillary documents, legal opinions and (unless the cash alternative is elected by Corel) tax opinions that the merger will qualify as a reorganization within the meaning of United States federal income tax laws.

Limitation on Negotiations (Page 58)


   Until the merger is completed, the merger agreement provides that Micrografx may not solicit or encourage any inquiries with respect to any acquisition proposal and must immediately notify Corel of any inquiry relating to an acquisition proposal. The merger agreement provides that Micrografx may conduct discussions and negotiations with respect to an acquisition proposal if its board of directors determines after consultation with its legal and financial advisors that an action is required for the Micrografx board of directors to comply with its fiduciary duties to its shareholders and that the proposal is reasonably likely to result in a superior proposal from a financial point of view than that set forth in the merger agreement.

Corel Bridge Loan to Micrografx (Page 63)


   On August 28, 2001, Corel extended to Micrografx a bridge loan in the aggregate amount of $2.5 million for use by Micrografx to reduce its indebtedness and provide operating capital. To secure Micrografx's payment obligations under the bridge loan, Micrografx granted to Corel a security interest in all of the assets and the stock of its subsidiary, Image2Web, Inc. At the same time, Micrografx also granted to Corel an option to purchase 80% of the stock of Image2Web for a purchase price equal to the amount of the loan owing from time to time and a right of first refusal for the balance of the outstanding Image2Web stock. The option is exercisable only under the following circumstances:


  .  default of Micrografx in the repayment of the bridge loan;

  . failure of Micrografx's shareholders to approve the merger agreement and the merger; or

  . termination of the merger by either Micrografx or Corel in accordance with the terms of the merger agreement.

   If Corel elects to exercise the option, then the termination fee to which Corel would otherwise have been entitled also will not be payable.

Termination of the Merger Agreement (Page 58)


   The merger agreement may be terminated prior to the merger:

  .  by mutual written consent of Micrografx and Corel;

  . by Corel or Micrografx if the merger has not become effective on or before December 31, 2001;

  . by Corel or Micrografx if any court or governmental authority has taken any action seeking to make illegal or restrict, prevent, enjoin or prohibit consummation of the merger;

  . by Corel or Micrografx if the required approval of the Micrografx shareholders is not obtained following a vote at a shareholders' meeting;

  . by Micrografx on informing Corel of its desire not to proceed with the transactions set forth in the merger agreement so that it can pursue a superior proposal and Corel has not made an equivalent proposal;

  . by Corel if the Micrografx board of directors has withdrawn or adversely modified or failed to reconfirm its approval or recommendation of the merger agreement or merger; or

  . by Corel or Micrografx on a material breach of any representation, warranty or covenant of the other party that is not cured within 30 days following receipt by the breaching party of notice.

Termination Fees and Expenses (Page 59)


   Micrografx must immediately pay to Corel a termination fee equal to 3.5% of the adjusted Micrografx annual revenues for the year ended June 30, 2001 (approximately $1.2 million based on the assumptions outlined under "The Merger Agreement and Participation Rights Agreement--Merger Consideration") if:


  . Micrografx terminates the merger agreement because its board of directors determines that termination is necessary for it to comply with its fiduciary obligations in response to a superior proposal;

  . Corel terminates the merger agreement because the Micrografx board of directors withdrew or adversely modified or failed to reconfirm its recommendation of the merger agreement or the merger; or

  .  an alternative proposal is received and:

    . the merger agreement has been terminated by either party by reason of the failure of Micrografx to obtain shareholder approval of the merger agreement and the merger;

    . Corel has terminated the merger agreement by reason of Micrografx's breach under the merger agreement or the existence of a nonappealable law or order making illegal or otherwise preventing the consummation of the merger (provided that Micrografx has participated in the issue of the order in respect of which the right of termination has been exercised); or

    . the merger agreement has been terminated by either party by reason of the failure of the parties to consummate the merger by December 31, 2001.

    However, no termination fee will be payable unless a definitive agreement with respect to the alternative proposal or any other alternative proposal is entered into within 12 months of the date of termination with the person who made the original alternative proposal or its affiliate or within nine months of the date of termination with any other person.

   On the occurrence of any of the termination events described above, except for the termination by Micrografx as a result of the existence of an alternative proposal and its board of directors' determination that the termination was necessary for it to comply with its fiduciary obligations to its shareholders, or if the required approval of the Micrografx shareholders is not obtained, Micrografx also will pay all of Corel's accounting, legal, investment and other out-of-pocket expenses with respect to the transactions contemplated by the merger agreement. Notwithstanding the foregoing, if Corel exercises its option to acquire 80% of the outstanding capital stock of Image2Web for a purchase price equal to the amount outstanding under the bridge loan extended by Corel to Micrografx, then Micrografx will not be required to pay the termination fee to Corel. In that circumstance, however, Micrografx will remain obligated to pay Corel's out-of-pocket expenses.

Participation Rights Agreement (Page 60)


   The terms and conditions applicable to the Corel participation rights will be set forth in the participation rights agreement to be entered into between Corel and Bank of New York, as trustee, substantially the form of which is attached to this prospectus/proxy statement as Annex B. The trustee will administer the participation rights agreement and will also act as paying agent on behalf of Corel.


   Unless the cash alternative is elected by Corel, at the time of the closing of the merger Corel is required to deposit with the trustee cash in an amount equal to 50% of the adjusted Micrografx annual revenues, which is calculated as described under "The Merger Agreement and Participation Rights Agreement-- Merger Consideration--Summary and Assumptions," and after applying the 1.03 multiple is currently estimated to be approximately $16.5 million, less any cash retained by Corel to address the claims of dissenting Micrografx shareholders. The cash fund would be held in trust for the benefit of the holders of the Corel participation rights on the terms and subject to the conditions contained in the participation rights agreement. If under the terms of the participation rights agreement, shares of Corel common stock are to be issued and delivered to holders of Corel participation rights at the first anniversary of the closing of the merger, then once this determination is made Corel is required to promptly issue and deliver to the trustee certificates evidencing the appropriate number of whole shares of Corel common stock for delivery to the holders.


   A holder of Corel participation rights will not have any rights as a Corel common shareholder and will not in his capacity as a holder of Corel participation rights be entitled to receive any dividends in respect of Corel common stock or to vote or otherwise receive notice of any meeting of Corel shareholders. If, in accordance with the terms of the participation rights agreement, a holder is entitled to receive shares of Corel common stock, then he will acquire the rights of a Corel common shareholder only after he has surrendered his certificates representing Corel participation rights. Corel participation rights may not be sold and are not otherwise transferable (except by devise or descent) and will not be listed or eligible for trading on any exchange or market. Until the surrender of his certificates, the registered owner of Corel participation rights will be treated as the owner of the rights for all purposes.

   Under the terms of the participation rights agreement, in the event of a "disposition" of Corel, as defined in the participation rights agreement, holders of Corel participation rights will be entitled to receive cash or securities depending on the per share value receivable in connection with the disposition by the holders of Corel common stock at the time of the disposition, as compared with the average stock price of Corel common stock at the closing of the merger. If the per share value receivable in connection with the disposition is less than or equal to the Corel common stock price at closing, then the holders of Corel participation rights will be entitled to receive the same amount in cash that they otherwise would have received on the first anniversary of the closing of the merger. If, however, the per share value receivable in connection with the disposition by the holders of Corel common stock is greater than the Corel common stock price at closing, then the holders of Corel participation rights will be entitled to receive the consideration in the disposition to which they would have been entitled to receive had the Corel participation rights been settled for shares of Corel common stock immediately prior to consummation of the disposition.

Stock Exchange Listing (Page 65)


   The completion of the merger is conditioned on Corel receiving approval for the conditional listing on The Toronto Stock Exchange and the Nasdaq National Market of the shares of Corel common stock to be issued to the Micrografx shareholders in the merger or pursuant to the Corel participation rights. Following the completion of the merger, the Micrografx common stock will cease to be publicly traded.

Material United States Federal Income Tax Consequences (Page 65)


   This summary applies only to United States Micrografx shareholders and optionholders and is subject to the assumptions and limitations set out in "The Merger Agreement and Participation Rights Agreement --Material United States Federal Income Tax Consequences," which should be read for a more detailed discussion.

   If Corel is entitled, and elects, to pay cash for all shares of Micrografx capital stock at closing, Calgary I Acquisition Corp. will be merged with and into Micrografx, resulting in Micrografx being the surviving entity. For United States federal income tax purposes, this will be treated as a taxable stock sale by the United States Micrografx shareholders on which capital gain or loss will be recognized by each shareholder in an amount equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the Micrografx stock disposed of.

   If Corel is not entitled, or does not elect, to pay cash for all shares of Micrografx capital stock at closing, Micrografx will be merged with and into Calgary I Acquisition Corp., resulting in Calgary I Acquisition Corp. being the surviving entity. In this event, the Micrografx shareholders will receive a combination of shares of Corel common stock and Corel participation rights in exchange for their Micrografx capital stock. In this case, the merger will be structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or Internal Revenue Code. Even if the merger qualifies as a reorganization, the tax consequences to the United States Micrografx shareholders are uncertain. There are no federal income tax laws addressing the tax treatment of the receipt of deferred rights that are similar to the Corel participation rights in a reorganization within the meaning of Section 368 of the Internal Revenue Code. United States Micrografx shareholders who receive participation rights may be able to report the transaction using the open transaction method. Under the open transaction method, a United States Micrografx shareholder who receives cash on the first anniversary of the closing of the merger may be able to delay reporting gain, if any, until the shareholder actually receives cash pursuant to the participation rights. When payments of cash are received, each United States Micrografx shareholder would recognize capital gain to the extent of the cash received, other than to the extent a portion of the cash received (determined using the applicable federal rate) is treated as interest and taxable as ordinary income. If a United States Micrografx shareholder receives Corel common stock on the first anniversary of the closing of the merger, the shareholder will recognize no income or gain, other than to the extent that a portion of the shares received (determined using the applicable federal rate) is treated as interest and taxable as ordinary income. However, the applicability of the open transaction method is generally limited to rare and extraordinary situations in which the value of the contingent obligation cannot reasonably be ascertained. Therefore, if a United States Micrografx shareholder does not report the transaction pursuant to the open transaction method or if the shareholder does report the transaction pursuant to the open transaction method but the Internal Revenue Service, or IRS, is successful in challenging the shareholder's reporting, the United States Micrografx shareholder would be required to recognize capital gain, if any, on receipt of the Corel common stock and Corel participation rights at closing to the extent of the fair market value at the closing of the shareholder's right to subsequently receive cash pursuant to the Corel participation rights. Any amount of cash distributed on the first anniversary of the closing of the merger in excess of the value placed on this right at closing would be taxable to the United States Micrografx shareholder in the year received. A portion of the excess amounts (determined using the applicable federal rate) would be treated as interest and taxable as ordinary income, with the balance taxed as capital gain. If the aggregate distributions of cash to a United States Micrografx shareholder were less than the value placed on the right at closing, the shareholder would be treated as incurring a capital loss in the year of final distribution.

   If Corel is not entitled, or does not elect, to pay cash for all shares of Micrografx capital stock at closing, the merger is conditioned on the receipt of opinions of counsel to Micrografx and counsel to Corel that the merger will be treated for federal income tax purposes as a reorganization. However, opinions of counsel are subject to qualifications, assumptions and representations and are not binding on the IRS or the courts. Therefore, if the merger did not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the merger would be fully taxable to the United States Micrografx shareholders.

   United States shareholders will generally recognize ordinary income on the receipt of cash dividends paid by Corel (including the amount of any Canadian taxes withheld thereon) with respect to Corel common stock to the extent of Corel's current and accumulated earnings and profits. Unless Corel becomes a passive foreign investment company, United States shareholders will generally recognize capital gain or loss on the sale or other disposition of shares of Corel common stock held by the them.

   The United States federal income tax consequences to United States Micrografx optionholders will depend on the particular Micrografx stock plan under which the options were issued and whether the holder exercises the option or is cashed out.

   Tax matters are very complicated. The tax consequences of the merger to each Micrografx shareholder and optionholder will depend on the facts of its own situation. Micrografx shareholders and optionholders are urged to consult their tax advisors as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax laws.

Material Canadian Federal Income Tax Consequences (Page 75)


   This summary applies only to holders of Micrografx shares who are non-residents of Canada and is subject to the assumptions and limitations set out in "The Merger Agreement and Participation Rights Agreement--Material Canadian Federal Income Tax Consequences," which should be read for a more detailed discussion.

   A holder of Micrografx shares will not be subject to tax in Canada on any capital gain realized on the disposition of the shares. Payments to a non-resident holder pursuant to the Corel participation rights, whether in cash or Corel common stock, should not be subject to tax in Canada. Canadian withholding tax at a rate of 15% will be payable by a non-resident holder who is a resident of the United States on dividends paid or credited, or deemed to be paid or credited, on Corel common stock. A non-resident holder will not be subject to tax in Canada on any capital gain realized on the disposition of Corel common stock, provided the shares do not constitute "taxable Canadian property."

   A non-resident holder who dissents from the merger and receives from the surviving entity in the merger the fair value of the Micrografx shares held by the holder will not be subject to tax in Canada on the amounts received.

Anticipated Accounting Treatment (Page 65)


   Corel will account for the merger using the purchase method of accounting.

Regulatory Approvals (Page 64)


   In Canada, a trust indenture or similar instrument, such as the participation rights agreement must comply with Part VIII of the Canada Business Corporations Act, or CBCA, because Corel as a debt issuer is incorporated under the CBCA. The director appointed under the CBCA may exempt a trust indenture if the debt obligations issued and the security interest effected by the trust indenture are subject to a substantially equivalent law to Part VIII of the CBCA. Corel has filed an exemption application with the CBCA director.

Dissenters' Rights (Page 76)


   Under Articles 5.11, 5.12 and 5.13 of the Texas Business Corporation Act, or TBCA, Micrografx shareholders may dissent from the merger and demand the fair value of their shares in cash. To exercise this right, Micrografx shareholders must not vote their shares in favor of the merger agreement and the merger and must take other actions that Texas law requires.

Comparison of Rights of Securityholders (Page 110)


   When the merger is completed, Micrografx shareholders may become holders of shares of Corel common stock and Corel participation rights. After that time, their rights will be governed by the CBCA and other Canadian federal and provincial laws, Corel's certificate and articles of amalgamation, Corel's bylaws, the Corel rights plan and the participation rights agreement. See "Comparative Rights of Holders of Micrografx Common Stock and Corel Common Stock and Participation Rights" for a summary of the material differences between the rights of Micrografx shareholders and their rights as Corel securityholders.

                                  RISK FACTORS

   The following factors should be considered together with the other information included in this prospectus/proxy statement, including the Annexes. Any of the following risks could materially adversely affect the business, operating results and financial condition of Micrografx and Corel. You should consider these factors in conjunction with the other information contained in this prospectus/proxy statement and the Annexes.

Risk Factors Relating to the Merger

Neither Corel nor Micrografx can tell you the exact total amount, the precise timing or the specific form of consideration that you will receive in the merger because this will be based on the price of Corel's common stock at various points in time and several other factors.

   If the average sales price of Corel common stock during a specified period preceding the closing is less than $2.90 per share, then Corel may elect to pay cash to Micrografx shareholders. The calculation of the exact amount of the consideration payable to Micrografx shareholders in this circumstance is subject to a number of variables, some of which will not be known until closing. On the other hand, if Corel does not elect to pay cash at closing or if the average per share sales price of Corel common stock during a specified period prior to closing is equal to or greater than $2.90, then Micrografx shareholders will receive a combination of shares of Corel common stock and Corel participation rights. The exact value of any shares of Corel common stock to be received at closing will not be known until closing and the exact value of the consideration to be received at maturity of the Corel participation rights will not be known until the first anniversary of the closing. On the first anniversary of the closing, you will be entitled to receive for each participation right either cash or additional shares of Corel common stock, depending on the average sales price of Corel common stock during a specified period prior to the first anniversary. The Corel participation rights are not transferable, and may not therefore be sold at any time. The market price of Corel common stock, which has been extremely volatile in recent periods, will strongly influence the amount, timing and form of consideration that you will receive in the merger, so there can be no assurances in this regard.

Availability of additional shares of Corel common stock on the consummation of the merger could depress the price of Corel common stock.

   Unless Corel is entitled, and elects, to pay cash for all Micrografx shares at closing, immediately following the closing of the merger a significant amount of additional Corel common stock will be available for trading in the public market. In addition, if the average sales price of Corel common stock during a specified period prior to the first anniversary of the closing is greater than the average sales price of Corel common stock at closing, then shares of Corel common stock will be issued to Micrografx shareholders. The additional shares in the market may cause the price of Corel common stock to decline. Also, if Corel's shareholders sell substantial numbers of Corel common stock in the public market following consummation of the merger, including shares issued on the exercise of outstanding options and warrants, the market price of Corel common stock could fall. These sales might also make it more difficult for Corel to sell equity or equity related securities at a time and price that Corel would deem appropriate. All of the shares of Corel common stock issued to Micrografx shareholders in the merger will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, unless the shares are held by an "affiliate" of Corel or Micrografx prior to the merger, as that term is defined under the Securities Act of 1933, as amended.

Even though Corel is required to deposit cash at closing with the trustee to provide funds in the event cash is payable to the holders of Corel participation rights under the terms of the participation rights agreement, there can be no assurance that these funds will be adequate or available to fund cash payments to Micrografx shareholders on the first anniversary of the closing.

   Unless Corel elects the cash alternative at closing, it is required at that time to deposit with the trustee under the participation rights agreement the cash amount necessary to fund the amount that would be payable to holders of Corel participation rights at the first anniversary of the closing of the merger, less any cash retained by Corel to address the claims of dissenting Micrografx shareholders. Even though the cash fund would be held in trust by the trustee for the benefit of the holders of Corel participation rights, there can be no assurance that the cash fund would be protected from any claims by Corel or from claims by Corel's creditors or a trustee in bankruptcy should Corel encounter financial difficulty. In addition, the cash deposited into the cash fund at closing may not ultimately prove adequate to make all required cash payments to holders of Corel participation rights, as Corel may retain funds to address the claims of dissenting Micrografx shareholders, the cash fund may experience poor investment results, Micrografx warrantholders may, after the merger, exercise their warrants (which would entitle them to shares of Corel common stock and Corel participation rights and could translate into additional cash payments being due), if an event of a default was to occur under the participation rights agreement any amounts payable to holders of Corel participation rights would thereafter bear interest at a default interest rate and other possible reasons. To the extent that the amounts held in the cash fund are not adequate to make payment of any and all cash amounts due to the holders of Corel participation rights, then under the terms of the participation rights agreement Corel is required to promptly deposit with the trustee additional cash amounts as are necessary to make the payments. There can be no assurance that Corel will have adequate funds to meet any additional obligations.

Neither Corel nor Micrografx can tell you at this time whether the merger consideration that you receive will be subject to United States taxation and the tax consequences with respect to the Corel participation rights, if any, received by you are uncertain.

   The United States tax consequences to the United States Micrografx shareholders in the merger will depend on the type of consideration received by them. Pursuant to the merger agreement, the Micrografx shareholders will receive, in exchange for their shares of Micrografx capital stock, either all cash at closing or a combination of Corel common stock and participation rights at closing. The nontransferable Corel participation rights entitle Micrografx shareholders to either Corel common stock or cash on the first anniversary of the closing. The determination as to which consideration will be paid both at closing and at the first anniversary will depend on the per share sales price of Corel common stock during a specified period prior to the closing and the first anniversary, respectively. See "The Merger Agreement and Participation Rights Agreement--Material United States Federal Income Tax Consequences" for a description of the material United States federal income tax consequences resulting from each of these alternatives.

   If the Micrografx shareholders receive participation rights in the merger, the United States federal income tax consequences to the United States Micrografx shareholders are uncertain, as there are no United States federal income tax laws addressing the United States tax treatment of the receipt of deferred rights that are similar to receipt of the Corel participation rights. If it is determined that Micrografx shareholders are obligated to pay income tax in respect to their receipt of the Corel participation rights, Micrografx shareholders will be unable to transfer or sell their Corel participation rights to obtain cash to meet their tax obligations. A discussion of the material United States federal income tax consequences to the United States Micrografx shareholders with respect to their potential receipt of Corel common stock and Corel participation rights is provided in "The Merger Agreement and Participation Rights Agreement--Material United States Federal Income Tax Consequences."

   If the Micrografx shareholders receive participation rights in the merger, Corel does not intend to withhold any amounts with respect to payments made to the shareholders pursuant to the Corel participation rights. However, if the Canadian tax laws or the interpretation thereof changes, Corel may be required to withhold 25% (unless reduced under an applicable bilateral tax treaty) of all or a portion of any payments made to the shareholders pursuant to the Corel participation rights. A discussion of the potential Canadian tax consequences to taxpayers who are non-Canadian residents is provided in "The Merger Agreement and Participation Rights Agreement--Material Canadian Federal Income Tax Consequences."

Holders of the Corel participation rights will not be able to transfer or sell the Corel participation rights, nor will they have any rights as Corel common shareholders.

   Corel participation rights may not be sold and are not otherwise transferable (except by devise or descent) and will not be listed or eligible for trading on any exchange or market. A holder of Corel participation rights will not have any rights as a Corel common shareholder and will not in his capacity as a holder of Corel participation rights be entitled to receive any dividends in respect of Corel common stock or to vote or otherwise receive notice of any meeting of Corel shareholders. If, in accordance with the terms of the participation rights agreement, a holder of Corel participation rights is entitled to receive shares of Corel common stock, then he will acquire the rights of a Corel common shareholder only after he has surrendered his certificates representing Corel participation rights.

The terms of Corel's bridge loan to Micrografx may adversely affect Micrografx.

   In connection with the merger, Corel has extended a $2.5 million secured bridge loan to Micrografx. This loan is scheduled to become due on January 31, 2002 and can become due earlier if, for example, the merger agreement is terminated by either party or if Micrografx in Corel's view suffers a material adverse change. Micrografx does not currently have enough cash to repay this loan. Failure to repay the loan when due could result in exercise of creditors' remedies against Micrografx. In addition, Micrografx has granted to Corel an option, exercisable following default under the loan, to acquire 80% of the outstanding stock of a Micrografx subsidiary in exchange for forgiveness of the then current outstanding balance of the loan and a right of first refusal on the remaining 20%. Corel's exercise of this option could impair Micrografx's ability to pursue its business strategy if the merger does not occur.


Due to the uncertainties raised by the merger, some customers of Corel and Micrografx could delay purchasing decisions or cease doing business with Corel and Micrografx altogether, which could adversely affect the business of the combined company.

   Uncertainty in the marketplace or customer concern regarding the impact of the merger could result in customers or potential customers of Corel or Micrografx deferring purchasing decisions until the closing of the merger or after, or ceasing to do business with Corel and Micrografx altogether. Customers may defer purchasing decisions as they have the opportunity to learn more about the business plan of the combined company. If a substantial number of customers defer purchases, these deferrals could harm the business, results of operations and financial condition of the combined company. In addition, as a result of the deferral of purchases, the near-term quarterly results of Corel and Micrografx could fail to meet the expectations of investors and analysts.

As a result of the merger, Corel or Micrografx may become a competitor of some their respective customers, which may adversely affect the combined company's business relationship with an affected customer or result in the termination of that business relationship.

   On the consummation of the merger, the businesses of Corel and Micrografx will be integrated. The combined company after the merger may compete with existing customers of Corel or Micrografx. If this occurs, the combined company's relationship with an affected customer may be adversely impacted or terminated by the customer, either of which could adversely affect the business, results of operations and financial condition of the combined company.

Corel faces different market risks from those faced by Micrografx and these risks may cause the value of the shares of Corel common stock issued to you to decline.

   In the merger you may receive shares of Corel common stock. The business, strategy and financial condition of Corel is different from that of Micrografx. Corel's results of operations, as well as the price of Corel common stock, may be affected by various factors different from those affecting Micrografx's results of operations and its common stock price. Future events that may not have affected the price of Micrografx's common stock may cause the price of Corel common stock to fall.

The merger may stimulate competition and the companies may not be able to compete successfully.

   The merger may cause Micrografx's and Corel's competitors to enter business combinations, accelerate product development or aggressively reduce prices. These and other competitive practices could create more powerful or aggressive competitors. There is a risk that Corel will not be able to compete successfully as future markets evolve. Increased competitive pressure could lead to lower sales and prices of Corel's products, and this could harm Corel's business, results of operations and financial condition.



The integration of the Corel, Micrografx and SoftQuad Software, Ltd. businesses may be costly and the failure of Corel to successfully effect the integration may adversely affect Corel's business, results of operations and financial condition.


   Corel's ability to realize some of the anticipated benefits of the merger with Micrografx and the merger with SoftQuad Software, Ltd. will depend in part on Corel's ability to integrate Micrografx's operations and SoftQuad's operations into Corel's current operations in a timely and efficient manner. The integration process will require significant efforts from each of Corel, Micrografx and SoftQuad. The integration process may distract Corel management's attention from the day-to-day business of the combined company. If Corel is unable to successfully integrate the operations of the three companies or if this integration process is delayed or costs more than expected, Corel's business, operating results and financial condition may be negatively impacted.

Officers and directors of Micrografx may have interests that are different from, or in addition to, those of Micrografx shareholders generally.

   You should be aware of potential conflicts of interest and the benefits available to officers and directors of Micrografx when considering the Micrografx board of directors' recommendation of the merger. The officers and directors of Micrografx have interests in the merger that are in addition to, or different from, their interests as Micrografx shareholders. These interests include the right of some of Micrografx's officers and directors to:

  . accelerated vesting of their stock options on consummation of the merger;

  . receipt of severance benefits under employee retention agreements in the event they are terminated by Corel after the merger; and

  . indemnification and insurance coverage with respect to acts and omissions in their capacities as officers and directors of Micrografx.

   In addition, under the terms of the merger agreement, an individual mutually acceptable to Corel and Micrografx will be nominated to serve on the Corel board of directors immediately following consummation of the merger. For a more detailed discussion of potential conflicts of interests of Micrografx's management, see "Approval of the Merger--Interests of Some Micrografx Officers and Directors in the Merger."

The rights of Micrografx shareholders will differ from their rights as Corel securityholders which could provide less protection to the Micrografx shareholders following the merger.

   On the consummation of the merger, Micrografx shareholders may become holders of Corel common stock and Corel participation rights. Material differences exist between the rights of Micrografx shareholders under Micrografx's charter documents, bylaws and the TBCA and the rights of Corel common shareholders and holders of participation rights under Corel's charter documents, bylaws, the participation rights agreement and the CBCA, which could provide less protection to Micrografx shareholders and give more discretion to the officers and directors of Corel. These differences include, among others, the fact that Corel has adopted a shareholder rights plan that may discourage some types of transactions involving an actual or threatened change of control of Corel. Micrografx does not have a shareholder rights plan. The rights of holders of Corel participation rights will be substantially different than any rights currently accorded Micrografx shareholders.

If the merger is consummated, Micrografx shareholders will cease to own a direct interest in Micrografx and will be unable to directly benefit from any future growth of Micrografx.

   If the merger is consummated, Micrografx shareholders will cease to own a direct interest in Micrografx. In fiscal 1999, Micrografx implemented a new business strategy to focus its business on the corporate market and de-emphasize its focus on the consumer market. If Micrografx successfully implements this new business strategy, its business, results of operation and financial condition may improve. However, if the merger is consummated, Micrografx shareholders will not directly benefit from Micrografx's improved financial position.

Failure to complete the merger could adversely affect the business, results of operations and financial condition of Corel and Micrografx.

   The completion of the merger is subject to numerous conditions. Even if a majority in interest of holders of Micrografx common stock and Micrografx preferred stock vote to approve the merger, Micrografx cannot guarantee that the merger will be completed. If the merger is not completed for any reason, Corel and Micrografx may be subject to a number of material risks, including the following:

  . potential customers may defer purchases of Corel's or Micrografx's services and products;

  . potential partners may refrain from entering into agreements with Corel or Micrografx;

  . Micrografx may under some circumstances be required to pay Corel's expenses related to the merger and pay to Corel a substantial termination fee or Corel may exercise its right to acquire 80% of the stock of Image2Web with a value that may exceed the aggregate amount owed by Micrografx to Corel under the bridge loan extended by Corel;

  .  employee turnover may increase; and

  . Micrografx would likely require additional capital, which may not be available on terms attractive to Micrografx or at all.

   The occurrence of any of these factors could result in serious harm to the business, results of operation and financial condition of Corel or Micrografx or both.

If the merger agreement is terminated under any of a number of circumstances, Micrografx would incur substantial costs and may lose a valuable asset.

   In the event the merger agreement is terminated by Micrografx or by Corel under any of a number of specified circumstances, Micrografx would be obligated to pay Corel a termination fee in an amount equal to 3.5% of the adjusted Micrografx annual revenues for the year ended June 30, 2001, which adjustments are calculated based on a formula described elsewhere in this document. In addition, Micrografx also would be required to pay to Corel all of Corel's accounting, legal, investment and other out-of-pocket expenses incurred by Corel with respect to the merger. Further, in the event of termination of the merger agreement, Micrografx would be obligated to repay a $2.5 million bridge loan extended to Micrografx by Corel, although Corel also has an option to purchase 80% of the shares of stock of Image2Web in satisfaction of the indebtedness outstanding under the bridge loan. In any event, given Micrografx's current poor financial condition, the obligation to pay the foregoing significant amounts could prove difficult for Micrografx and it may not have adequate capital resources to effect payment. If Micrografx was to fail to repay the bridge loan then Corel could exercise creditor remedies, including the right to foreclose on the assets pledged to secure the loan and the right to pursue any deficiency against Micrografx. Alternatively, as 80% of the value of Image2Web may exceed any amounts likely to be outstanding under the bridge loan, the exercise by Corel of the option to purchase the shares of stock of Image2Web may also have a negative impact on Micrografx.


The substantial expenses associated with the merger could adversely affect the financial results of Micrografx.

   Micrografx will incur substantial costs in connection with the merger. These costs will primarily relate to the costs associated with the fees of attorneys, accountants and Micrografx's financial advisor. If the merger is not completed, Micrografx will have incurred significant costs for which it will have received little or no benefit.

Risk Factors Relating to Corel

Corel experienced losses in the past and may have losses in future periods.

   Corel has a history of losses. It incurred net losses of $30.4 million in 1998, net income of $16.7 million in 1999 and net losses of $55.4 million in 2000. Although Corel reported net income for the quarters ended February 28, 2001 and May 31, 2001, its revenues have declined from prior recent quarters. The demand for Corel's products is affected by various factors, many of which are beyond its control. For example, overall general economic conditions have recently deteriorated and this may affect the overall rate of capital spending by Corel's corporate customers. If general economic conditions continue to deteriorate, Corel may suffer further reductions in its revenues which may result in operating and net losses over the balance of 2001. Even if Corel does achieve profitability in future periods, it may not sustain or increase profitability on a quarterly or annual basis in the future.

Corel's competitors may introduce products with which its current and new products may not compete successfully.

   The markets for Corel's products experience and will continue to experience rapidly changing technologies, evolving industry standards, frequent new product introductions by its competitors and short product life cycles. These market characteristics and the activities of Corel's competitors, including their introduction of new products and product upgrades, could render Corel's technology obsolete. In the past Corel has introduced new versions of its flagship CorelDRAW and WordPerfect Office products approximately annually. Its most recent versions, CorelDRAW 10 Graphics Suite and WordPerfect Office 2002 were introduced approximately 20 months and 25 months, respectively, after the introduction of the previous versions. Corel will have to successfully manage the transition from older products in order to minimize disruption in customer ordering patterns, avoid excess inventory and ensure adequate supplies of new products. Corel may not successfully develop, introduce or manage the transition of new products or do so on a timely basis in response to changing technologies and standards and new products and product upgrades introduced by its competitors. Failed market acceptance of new products or problems associated with new product transitions could harm Corel's business, results of operations and financial condition.

If new versions of Corel's current products or new products fail to generate sales due to a lack of customer acceptance, Corel may be unable to expand its market share. Corel may also lose customers who have purchased its products in the past, which would result in a decline in market share for current products.

   Corel's share of the markets for each of graphics products and business applications products has declined in the past three fiscal years and may continue to decline, even with the introduction of new versions of its products. Users of Corel's graphics products and business applications products may elect not to upgrade to newer versions of those products. In addition, the introduction of new graphics application products planned by Corel may fail to achieve a market share for such products that will permit it to record profits from such products.

Corel has experienced quarterly fluctuations in operating results that have affected and may adversely affect its share price and cause it to be volatile.

   Corel has experienced, and expects to continue to experience, significant fluctuations in its quarterly operating results due to reduced demand for older versions of its flagship products and lower than planned market acceptance of new versions of these products. This has in the past adversely affected and in the future could adversely affect Corel's revenues as reported on a quarterly basis, as well as its share price, and as a consequence increase the volatility of the market prices of its common stock.

Holders of Corel's common stock will have their percentage ownership diluted by approximately 45% on the conversion of Corel's outstanding Series A preferred shares into Corel common stock and, if implemented, by its equity line stock purchase agreement and on the issuance of Corel's common stock to holders of Micrografx capital stock and to holders of SoftQuad Software, Ltd. stock, and as a result the price of its common stock may decline.


   A significant number of shares of Corel's common stock will be available for trading in the public market which will result in substantial dilution to existing shareholders. Up to 24,000,000 additional shares of Corel common stock will be available for trading as a result of the resale and resulting conversion of the outstanding Corel Series A preferred stock, for which Corel has filed a registration statement under the Securities Act of 1933, as amended. In addition, over the course of the two-year term of Corel's September 18, 2000 equity line stock purchase agreement with Albans Investments Limited, an institutional investor, Corel may elect to issue up to 14,464,000 shares of Corel common stock (assuming the exercise of all related warrants) which would be available for trading. If shares of Corel common stock and Corel participation rights are issued at the time of the closing of the merger with Micrografx and if additional shares of Corel common stock are issued at the first anniversary of the closing pursuant to the Corel participation rights, up to an aggregate of approximately 11.4 million shares of Corel common stock may be issued. Corel also entered into a merger agreement on August 7, 2001, with its wholly owned subsidiary, Calgary II Acquisition Corp., and SoftQuad Software, Ltd., pursuant to which SoftQuad will merge with Calgary II Acquisition Corp. Up to approximately 11.2 million shares of Corel common stock may be issued to the holders of SoftQuad securities on the closing of the merger with SoftQuad Software, Ltd. Together, the Corel common stock issuable on conversion of the Corel Series A preferred shares, the common stock which may be issued pursuant to the September 18, 2000 equity line stock purchase agreement and the exercise of related warrants, the issue of the common stock to Micrografx shareholders and the issue of common stock to SoftQuad shareholders constitute approximately 45% of Corel's issued and outstanding common stock as of September 10, 2001 after giving effect to the conversion of the Series A preferred shares, the exercise of the warrants issued and issuable pursuant to the stock purchase agreement and the issue of shares pursuant to the Corel participation rights. In addition, Corel has issued and there are outstanding employee stock options for a total of 4,046,691 shares of Corel common stock ranging from Cdn$3.00 to Cdn$15.25. The additional shares in the market will dilute the percentage interest of Corel's other shareholders and may have a material adverse effect on the market price of Corel's common stock. Any such decline in the market price of its common stock could impede Corel's efforts to obtain additional financing through the sale of additional equity or equity-related securities or could make such financing more costly.


Any inability of Corel to protect its intellectual property may limit its ability to compete and result in a loss of a competitive advantage and decreased revenue.

   Corel relies principally on copyright, trademark, patent, trade secret and contract laws to protect its proprietary technology. Corel cannot be certain that it has taken adequate steps to prevent misappropriation of its technology or that its competitors will not independently develop technologies that are substantially equivalent or superior to Corel's technology.

Corel may be subject to intellectual property infringement claims that are costly to defend and could limit its ability to use some technologies in the future.

   Although Corel believes that none of the software or the trademarks it uses or any of the other elements of its business infringe on the proprietary rights of any third parties, third parties have asserted and may assert claims against Corel for infringement of their proprietary rights and these claims may be successful. Corel could incur substantial costs and diversion of management resources in the defense of any claims relating to proprietary rights, which could materially adversely affect its business, results of operations or financial condition. These types of claims are common in the software industry. Parties making these claims could secure a judgment awarding substantial damages as well as injunctive or other equitable relief that could effectively block Corel's ability to license its products in the United States, Canada or elsewhere. Such a judgment could have a material adverse effect on Corel's ability to sell its products or on its costs of doing business. If a third party asserts a claim relating to proprietary technology or information against Corel, it may seek licenses to the intellectual property from the third party. However, Corel cannot be certain that third parties will extend licenses to it on commercially reasonable terms, or at all. Corel's failure to obtain the necessary licenses or other rights or to obtain those rights at a reasonable cost could materially adversely affect its ability to sell its products or its costs of doing business.

Corel's common stock price has been and may in the future be affected by recently experienced extreme price and volume fluctuation in the market for technology stocks and for manufacturers of certain types of software.

   Nasdaq, where many publicly-held software companies are traded, has recently experienced extreme price and volume fluctuations. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. Until recently, the trading prices of many of these companies' stocks have been at or near historic highs and these trading prices and multiples were substantially above historical levels. In addition, in the recent past, the valuations of companies engaged in the business of developing and selling software utilizing the Linux open source code have increased substantially in expectation of future revenues and profitability, and have subsequently declined substantially. These broad market and industry factors may materially adversely affect the market price of Corel's common stock, regardless of its actual operating performance. In the past, following periods of volatility in the market price of an individual company's securities, securities class action litigation often has been instituted against that company. Corel has already been the subject of several lawsuits alleging that it has violated various provisions of federal securities laws. This litigation, and other claims, if made, could result in substantial costs and a diversion of the attention and resources of Corel's management.

The ability of Corel's shareholders to effect changes in control of Corel is limited.

   Corel's certificate and articles of amalgamation, bylaws and the Investment Canada Act contain provisions that could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving Corel. This could discourage a third party from attempting to acquire control of Corel, even if these events would be beneficial to the interests of the shareholders. In particular, Corel has a shareholder rights plan which enables the board of directors to delay a change in control of Corel. In addition, Corel's certificate and articles of amalgamation authorize its board of directors to provide for the issuance of preferred shares, in one or more series, which its board of directors could issue without further shareholder approval and with terms and conditions and rights, privileges and preferences as it determines.

   In addition, since Corel is a Canadian corporation, investments in Corel may be subject to the provisions of the Investment Canada Act. In general, this act provides a system for the notification to the Investment Canada agency of acquisitions of Canadian businesses by non-Canadian investors and for the review by the Investment Canada agency of acquisitions that meet thresholds specified in the act. To the extent that a non-Canadian person or company attempted to acquire 33% or more of Corel's outstanding common stock, the threshold for a presumption of control, the transaction could be reviewable by the Investment Canada agency. These factors could have the effect of delaying, deferring or preventing a change of control of Corel.

If Corel is unable to hire and retain key personnel, it may be unable to develop products or achieve sales of products.

   Corel's success depends to a significant extent on the performance of its executive officers and key technical and marketing personnel. The loss of one or more of Corel's key employees could have a material adverse effect on its ability to develop products or to sell products. Corel believes that its future success will depend in large part on its ability to attract and retain highly skilled technical, managerial and sales and marketing personnel. There can be no assurance that Corel will be successful in attracting and retaining these personnel. The implementation by Corel of its cost reduction plan has resulted and may continue to result in the voluntary retirement of employees whom Corel wishes to retain.

Competition within distribution channels may adversely prevent Corel from achieving levels of sales which would make it profitable.

   Corel competes with other software vendors for access to distribution channels, retail shelf space and the attention of customers at the retail level and in corporate accounts. Other competitors with greater market share and significantly greater financial resources may command the attention of the retail accounts, the corporate market and original equipment manufacturers, or OEMs. In order to compete for distribution channel space Corel must offer compelling reasons to distribute its products. Corel attempts to achieve this through offering a superior product at a reasonable price that offers compatibility with competitive products. Corel must also use innovative marketing ideas in order to compel the distributor to carry Corel products. Inability to maintain distribution channel space could have a material adverse effect on Corel's revenues and profitability.

Corel's marketplace is intensely competitive and rapidly changing and it may not be able to compete successfully in the future.

   Corel's industry is highly competitive and subject to rapid technological change. Many of its current and potential competitors have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources. The rapid pace of technological change constantly creates new opportunities for existing and new competitors and can quickly render existing technologies less valuable. As the market for Corel's products continues to develop, additional competitors may enter the market and competition may intensify. Inability to compete in the following factors could have a material adverse effect on Corel's business product performance, product features, ease of use, reliability, hardware and competitor compatibility, brand name recognition, product reputation, pricing, levels of advertising, availability and quality of customer support and timeliness of product upgrades. Corel competes in the following areas with a variety of companies, including:

  . Graphics. Corel's graphics software products face substantial competition from a wide variety of companies. In the illustration graphics segment, Corel's competitors include Adobe Systems Incorporated, JASC Software, Inc., Macromedia Inc. and Microsoft Corporation. In the desktop publishing segment, its competitors include Adobe Systems Incorporated. Corel's competitors also include many independent software vendors, such as Autodesk, Inc. and Apple Computer Inc.

  . Business Productivity. Corel's competitors in the productivity software (primarily office suites) marketplace include Microsoft, IBM (Lotus Development Corporation), Sun Microsystems, Inc., Redhat, Inc. and Applix Inc. According to industry sources, Microsoft currently has the largest overall market share for office suites. IBM has a large installed base with its spreadsheet program. Also, IBM preinstalls some of its software products on various models of its PCs, competing directly with Corel's productivity software.

Changes in distribution channels may prevent Corel from achieving levels of sales which would make it profitable.

   Corel's products are distributed primarily through distributors, certain of which are material to its competitive position. The distribution channels through which software products for desktop computers are sold have been characterized by rapid change, including consolidations and financial difficulties of certain distributors and resellers, the emergence of new retailers such as general mass merchandisers and superstores and the desire of large customers such as retail chains and corporate users to purchase directly from software developers. The loss of, or a significant reduction in sales volume attributable to, any of Corel's principal distributors or the insolvency or business failure of any such distributor could have a material adverse effect on its revenues and profitability.

Prices of Corel's products could decrease, which would reduce its profits.

   Pricing pressures continually intensify in the PC software applications market and Corel believes that price competition, with its attendant reduced profit margins, may become a more significant factor in the future.

Corporate licensing, discount pricing for large volume distributors and retailers, product bundling promotions and competitive upgrade programs are forms of price competition that may become more prevalent. In addition, enterprise-wide versions of products are generally priced lower per user than individual copies of the same products. Corel also competes with companies that produce standalone graphics and desktop publishing applications that might serve a specific need of a user or class of users at a price below that of Corel's products. Reductions in the prices of Corel's products could reduce its profits.

Corel faces regulatory risks in doing business in foreign countries that could adversely affect its revenues and profitability and it relies to a large degree on sales in the United States.

   Currently, Corel markets its products in more than 60 countries. Corel anticipates that sales outside of North America will continue to account for a significant portion of total sales. These sales are subject to risks including imposition of government controls, export license requirements, restrictions on the export of technology, political instability, trade restrictions, changes in tariffs, differences in copyright protection and difficulties in managing accounts receivables. More than 50% of Corel's sales for the past two fiscal years were made in the United States. As a result, adverse developments in the foreign markets or in the United States market for Corel's products could have a material adverse effect on revenues and profitability.

Because Corel's revenues are earned in different currencies, its revenues are subject to exchange rate fluctuations.

   A substantial portion of Corel's revenues are earned in Europe and collected in euros. As a result, Corel is at risk from exchange rate fluctuations between the euro and the United States dollar. The fluctuation of the euro against the United States dollar since 1999 has had, and may continue to have, a negative effect on Corel's revenues as reported in its financial statements, and may significantly affect the comparability of its results between financial periods. Corel does not conduct any foreign exchange hedging activities to protect against exchange rate fluctuations. Given the volatility in currency exchange rates, there is a risk that Corel will not be able to effectively manage its currency translation risks or that exchange rate volatility will have a material adverse effect on its profits.

Corel's research and development costs are significant and may not result in increased sales or revenue.

   Developing software is expensive. Corel plans to continue significant investments in product research in the near future. Corel cannot assure that significant sales or revenue from the products it is developing will be achieved.

Corel's products are currently used principally on PCs and any slowing of growth of PC unit sales may adversely affect its revenue growth.

   The growth rate of sales of PCs may decrease in the future and have a negative effect on the growth of Corel's revenues.

It is possible that Corel may become a passive foreign investment company, or PFIC, for United States federal income tax purposes, which could result in negative tax consequences to you.

   Corel would become a PFIC, for United States federal income tax purposes if 75% or more of its gross income in any year is considered passive income (defined for this purpose as including interest, dividends and rents and royalties, as well as gains from the sale of assets that produce these types of income) or on average for any year, 50% or more of its assets produce passive income or are held to produce passive income.


   Cash and cash equivalents, among other types of assets, are considered to produce, or to be held for the production of, passive income for purposes of applying the second of the two tests set forth above. As of May 31, 2001, Corel had $127.2 million of cash and cash equivalents on hand. These balances may either increase or decrease from the amount on hand as of May 31, 2001. Accordingly, Corel may be or may subsequently become a PFIC if the average quarterly value of all its assets that produce, or are held for the production of, passive income (including cash) equals or exceeds 50% of its gross assets. Because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond Corel's control (including fluctuations in the market value of its stock), and because this registration is being made prior to the close of Corel's taxable year in which you may acquire its stock on the merger, Corel cannot assure you that it will not be a PFIC for this year or future years.

   If Corel becomes a PFIC, United States holders of its shares will be subject to United States federal income tax rules that will have negative consequences for those holders. Under the PFIC rules, unless a qualified electing fund or mark-to-market election is made, a United States holder would, on receipt of distributions, or on disposition of Corel's shares at a gain, be liable to pay tax at the then highest rates on ordinary income plus an interest charge. The interest charge would generally be calculated as if the distribution or gain had been recognized ratably over the United States holder's holding period (for PFIC purposes) for the shares. A United States holder also would be required to make an annual return on IRS Form 8621 that describes any distributions received with respect to its shares and any gain realized on the sale or other disposition of its shares. There is a risk that Corel will not complete the actions necessary for United States holders to make a qualifying electing fund election if it was to be considered a PFIC for any taxable year.

Risk Factors Relating to Micrografx

Micrografx has experienced significant competition for its products which has reduced its sales and adversely affected its business, results of operations and financial condition.

   The PC graphics software market is highly competitive. Micrografx's competitors include many independent applications software vendors, such as Adobe, Macromedia, Inc. and Microsoft. Most of Micrografx's existing competitors, as well as a number of potential competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than Micrografx does. Micrografx cannot provide assurances that its competitors will not develop products that are superior to Micrografx's applications software products. If Micrografx's competitors are able to develop such products, then they may be able to gain greater market acceptance than Micrografx's products, which will likely result in reduced sales of Micrografx's software products and will adversely effect Micrografx's business, results of operations and financial condition.

If Micrografx is unable to successfully implement its new business strategy, its business, results of operations and financial condition will be adversely affected.

   During fiscal 1999 and in prior years, Micrografx generated a significant portion of its business from the personal creativity software market and the licensing of personal creativity technology to third parties. Due to aggressive competition and Micrografx's belief that its products are well suited to various high-growth business markets, Micrografx has chosen to pursue business customers. Micrografx's future financial performance will depend on the successful transition of internal resources away from its past strength in the retail market while moving toward solving problems currently experienced by businesses. In order to accomplish its objective, Micrografx has hired employees with skills required for Micrografx's new direction, is training existing employees on how to make this change and revising its marketing and sales programs and adapting its distribution channels to serve business customers. However, there is no assurance that Micrografx's efforts will be successful.

   In order to succeed, Micrografx will have to convince businesses that its products are able to solve their problems, identify and develop features which business customers desire and ensure that it has a sales force and customer support system sufficient in size and expertise to service business customers. In light of the difficulties associated with the transition of its business focus, Micrografx may confront unanticipated risks and uncertainties. Therefore, there can be no assurance that Micrografx's business strategy will be successful and it is possible that Micrografx's business, results of operations and financial condition will be adversely affected if it is unable to effectively implement its new business focus.

If Micrografx's management is unable to reduce Micrografx's expenses and increase revenues in the near future, then Micrografx may need to obtain financing from third parties, which may not be available or may be available only on terms not acceptable to Micrografx.

   During fiscal 2001, Micrografx's cash outlays for operations, software development and capital expenditures was approximately $3.6 million. The rate of cash usage over the past three years to implement Micrografx's new business strategy was greater than expected. Management has developed plans to attempt to reduce the rate of cash usage while transitioning its business model. Should these plans and steps be insufficient to meet the goal of reducing cash outlays and allowing Micrografx to meet its obligations from existing resources and if management's plans to increase revenue growth are unsuccessful, Micrografx would then be left with inadequate resources to operate its business. There can be no assurance that Micrografx's management will be successful in its efforts to preserve Micrografx's existing sources of liquidity. In connection with the merger with Corel, Micrografx obtained a bridge loan in the principal amount of $2.5 million from Corel to be used to reduce Micrografx's indebtedness and provide operating capital. Micrografx may need to obtain additional financing from third parties. There is no assurance that Micrografx can identify any further sources of external financing and, even if the financing is available, it may not be extended on terms acceptable to Micrografx. If Micrografx is unable to obtain additional financing when it is needed, Micrografx's business, results of operations and financial condition may be adversely affected.

New product introductions may adversely affect Micrografx's ability to sell its older products profitably.

   Micrografx's future financial performance will depend in significant part on the successful development and introduction of new and enhanced versions of its products and customer acceptance of these products. Micrografx cannot provide assurance that it will be able to successfully develop and introduce new products. In addition, the timing of new product introductions which are updates of previously released products can have a significant impact on the profitability of the older version of the product. To the extent that the distributors were unable to sell the older version at the rate they anticipated when they purchased the product, additional marketing expenditures are generally required to promote the older version in order to reduce stocking levels in anticipation of the release of the new version of the product, which adversely affects Micrografx's profitability.

Micrografx's success depends on its ability to adapt to technological change in a timely manner.

   The PC industry is subject to rapid technological change and continuing development of new and enhanced operating environments. The success of Micrografx's products will depend to a large extent on its ability to continue to develop and introduce innovative and competitive products in a cost-effective and timely manner. Micrografx's management cannot provide assurances that Micrografx will be able to do so. If Micrografx is unable to develop and introduce innovative and competitive products on a cost-effective and timely manner, its business, results of operations and financial condition will be adversely effected.

Micrografx's international operations are subject to a number of risks.

   Micrografx anticipates that its international net revenues will continue to account for a significant portion of its total net revenues. As a result, a significant portion of Micrografx's net revenues are subject to the risks inherent in international operations. These risks include:

  . unexpected changes in, or impositions of, legislative or regulatory requirements;

  . delays resulting from difficulty in obtaining export licenses for some technology, tariffs, quotas and other trade barriers and restrictions;

  .  longer payment cycles;

  .  exchange rate fluctuations;

  .  imposition of additional taxes and penalties;

  .  difficulties in staffing and managing foreign subsidiary operations;

  .  the burdens of complying with a variety of foreign laws;

  .  potentially adverse tax consequences; and

  .  other factors beyond Micrografx's control.

   Micrografx is also subject to general political risks in connection with its international trade relationships. In addition, the laws of some foreign countries in which Micrografx's products are or may be manufactured or sold, including various countries in Asia, may not protect its products or intellectual property rights to the same extent as do the laws of the United States. This makes the possibility of piracy of Micrografx's technology and products more likely. Currently, most of Micrografx's arrangements with third-party manufacturers provide for pricing and payment in United States dollars and Micrografx does not currently engage in any currency hedging activities, although Micrografx may do so in the future.

Micrografx's quarterly operating results may fluctuate due to seasonality in demand for its products.

   Historically, Micrografx's results of operations are subject to significant quarterly variations. The causes of these variations include:

  .  seasonality of the retail software market;

  . delays in the introduction of new or enhanced versions of Micrografx products;

  .  timing and cost of new product upgrades and introductions;

  . reduced distribution channel sales preceding the introduction of updated products; and

  . large distribution channel sales following the introduction of new or updated products.

   Some level of seasonality is expected to continue with a higher level of revenues occurring in the fourth calendar quarter in connection with the purchasing habits of most businesses as they close out their fiscal year. A lower level of revenues is expected to occur in the third calendar quarter principally due to the extended holiday periods in Europe during the July and August time frame resulting in a lower level of business purchasing.

Micrografx will continue to expend resources to upgrade some of its products even though the sales of upgrades generate lower profit margins.

   Micrografx will continue to expend resources to upgrade some of its products. Product upgrades, which enable users to upgrade from earlier versions of Micrografx products, or from competitor's products, typically have lower prices than new products, resulting in lower gross profit margins. Micrografx plans to continue upgrading successful products in the future.

The Internet market is subject to rapid change and uncertainty.

   Micrografx provides products for use in the Internet market. The Internet market is rapidly evolving and is characterized by an increasing number of market entrants. As is typical in the case of a new and evolving industry, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of use and access and quality of service remain unresolved and may affect the growth of Internet use, together with the software standards and electronic media employed in those markets.

Micrografx has a history of losses, expects future losses and may not achieve or sustain annual profitability.

   Micrografx expects to incur operating losses in the future. Sales of Micrografx products may not generate sufficient revenues to fund its continuing operations. Micrografx may not generate positive cash flow or attain profitability. Even if Micrografx achieves profitability, it may not be able to sustain it. To date, Micrografx has incurred significant losses. As of June 30, 2001, Micrografx's accumulated deficit was approximately $30.6 million. These losses have resulted primarily from significant costs associated with the development of Micrografx's products and the costs associated with the marketing of those products.

Micrografx may not be able to generate sufficient working capital or obtain additional capital to fund its operations when needed.

   A lack of additional funding could force Micrografx to substantially curtail or cease its operations, which would have a material adverse effect on its business, results of operations and financial condition. Micrografx anticipates that its future cash requirements may be supplemented by improved product sales, third party financing and/or the sale or licensing of some of its technologies. However, there can be no assurance that any future funds required will be generated from operations or from other potential sources. Further, any required funds may only be available on unattractive terms.

                                MICROGRAFX, INC.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

   The following selected historical financial data for each of the fiscal years ended June 30, 1997 through 2001 has been derived from Micrografx's audited consolidated financial statements. You should not expect the results for the prior periods to be an indication of the results to be achieved for future periods. This information is only a summary and you should read it together with Micrografx's historical financial statements and related notes contained in this prospectus/proxy statement. Please read the selected financial data set forth below in conjunction with "Micrografx Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus/proxy statement.

                                            Year Ended June 30,
                                  --------------------------------------------
                                   2001      2000     1999     1998     1997
                                  -------  --------  -------  -------  -------
                                   (in thousands, except per share data)
Statements of Operations Data:
Net revenues....................  $30,171  $ 36,273  $56,962  $71,792  $64,862
Cost of revenues................    5,955     8,074   10,210   21,466   19,784
                                  -------  --------  -------  -------  -------
  Gross profit..................   24,216    28,199   46,752   50,326   45,078
Total operating expenses........   24,268    49,215   50,171   49,953   53,483
                                  -------  --------  -------  -------  -------
(Loss) income from operations...      (52)  (21,016)  (3,419)     373   (8,405)
Total non operating expense
 (income).......................    1,259       699     (659)    (561)    (308)
                                  -------  --------  -------  -------  -------
(Loss) income before income
 taxes..........................   (1,311)  (21,715)  (2,760)     934   (8,097)
Income tax provision (benefit)..      323       454    3,092      327   (1,910)
                                  -------  --------  -------  -------  -------
Net (loss) income...............  $(1,634) $(22,169) $(5,852) $   607  $(6,187)
Preferred stock dividends.......      (83)      --       --       --       --
                                  -------  --------  -------  -------  -------
Net income (loss) applicable to
 common shareholders............  $(1,717) $(22,169) $(5,852) $   607  $(6,187)
                                  =======  ========  =======  =======  =======
(Loss) earnings per share:
  Basic.........................  $ (0.15) $  (1.95) $ (0.53) $  0.06  $ (0.60)
                                  =======  ========  =======  =======  =======
  Diluted.......................  $ (0.15) $  (1.95) $ (0.53) $  0.05  $ (0.60)
                                  =======  ========  =======  =======  =======
Shares used in computing
 earnings loss per share:
  Basic.........................   11,651    11,390   11,119   10,613   10,342
  Diluted.......................   11,651    11,390   11,119   11,055   10,342
Balance Sheet Data:
Cash and short-term
 investments....................  $ 1,690  $  2,843  $11,220  $28,067  $14,765
Working capital (deficit).......   (7,556)   (3,220)   5,605   18,112   12,937
Total assets....................   18,927    19,479   42,383   55,141   39,112
Total long-term liabilities.....      203     6,234    5,808      410    1,414
Shareholders' equity............    1,665     1,779   22,432   28,570   23,528

                               COREL CORPORATION

                   SELECTED HISTORICAL FINANCIAL INFORMATION

   The following selected historical financial data for each of the fiscal years ended November 30, 1996 through 2000 has been derived from Corel's audited consolidated financial statements. You should not expect the results for the prior periods to be an indication of the results to be achieved for future periods. This information is only a summary and you should read it together with Corel's historical financial statements and related notes contained in the annual reports and other information that Corel has filed with the Securities and Exchange Commission and incorporated by reference in this prospectus/proxy statement. See "Where You Can Find More Information."

   The selected historical financial data for the six months ended May 31, 2000 and 2001 has been derived from Corel's unaudited interim consolidated financial statements which, in the opinion of Corel's management, include all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the information set forth in the consolidated financial statements. The results of operations for the six months ended May 31, 2001 are not necessarily indicative of the results for the full fiscal year.

   The selected financial information is prepared on the basis of Canadian generally accepted accounting principles, which are different in some respects from United States generally accepted accounting principles. For a description of significant differences between Canadian generally accepted accounting principles and United States generally accepted accounting principles, see Corel's Form 10-K/A for the fiscal year ended November 30, 2000 which is incorporated by reference in this prospectus/proxy statement. See "Where You Can Find More Information."


   Please read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Corel's financial statements, Corel's Form 10-K/A for the fiscal year ended November 30, 2000 and Corel's Form 10-Qs for the three months ended February 28, 2001 and the six months ended May 31, 2001 and incorporated by reference into this prospectus/proxy statement.



                          Six Months Ended
                               May 31,                    Year Ended November 30,
                          -----------------  -----------------------------------------------------
                            2001     2000      2000      1999     1998      1997       1996
                          -------- --------  --------  -------- --------  ---------  --------
                                  (in thousands, except per share data)
Canadian GAAP Sales.....  $ 68,550 $ 80,780  $157,487  $243,051 $246,827  $ 260,581  $334,245
Income (loss) from
 continuing operations..  $  2,860 $(36,019) $(55,348) $ 16,716 $(30,448) $(231,678) $ (2,750)
Income (loss) from
 continuing operations
 Per share (fully dilut-
 ed)....................  $   0.03 $  (0.55) $  (0.80) $   0.27 $  (0.51) $   (3.84) $  (0.05)
US GAAP income (loss)
 from continuing
 operations.............  $  2,860 $(36,019) $(55,348) $ 16,716 $(30,448) $(231,678) $ (2,750)
Net income (loss) from
 continuing operations
 per share (fully dilut-
 ed)....................  $   0.03 $  (0.55) $  (0.80) $   0.27 $  (0.51) $   (3.84) $  (0.05)
Balance Sheet Data:
Cash and cash
 equivalents............  $105,784 $  9,894  $127,430  $ 18,021 $ 24,506  $  30,629  $  6,924
Working capital.........   116,758  (20,670)  106,662    23,781    4,692     27,356   129,945
Total assets............   199,349  106,217   218,587   139,716  124,596    144,561   374,088
Novell obligations......       --    14,674    10,000     6,594   12,322     18,362    24,940
Shareholders' equity....   165,638   31,260   162,644    64,366   28,583     59,809   290,260

                        COMPARATIVE PER SHARE DATA


   The following tables set forth the historical and pro forma per share data of Corel and Micrografx.


   You should read the information below along with Corel's and Micrografx's consolidated financial statements included elsewhere in this prospectus/proxy statement or incorporated by reference into this prospectus/proxy statement.


                                              Six Months Ended    Year Ended
                                                May 31, 2001   November 30, 2000
                                              ---------------- -----------------
Historical--Corel:
  Basic income (loss) per share..............       $0.04           $(0.80)
  Diluted income (loss) per share............       $0.03           $(0.80)
  Book value per share.......................       $2.25           $ 2.21
                                                 Year Ended
                                               June 30, 2001
                                              ----------------
Historical--Micrografx:
  Basic and diluted loss per share...........      $(0.15)
  Book value per share.......................      $ 0.13



                                              Six Months Ended    Year Ended
                                                May 31, 2000   November 30, 2000
                                              ---------------- -----------------
Pro Forma Combined:
  Basic income (loss) per share..............      $0.03            $(0.89)
  Diluted income (loss) per share............      $0.03            $(0.89)
  Book value per share.......................      $2.33            $ 2.30


   The historical book value per share is computed by dividing shareholders' equity by the number of shares of common stock outstanding at the end of each period presented.


   The unaudited pro forma basic and diluted loss per share for the year ended November 30, 2000 is computed by dividing the sum of Corel's net loss for the year ended November 30, 2000 ($55,348,000) and Micrografx's net loss for the 12 months ended December 31, 2000 ($16,450,000) by the sum of the weighted average number of shares of Corel common stock outstanding for the year ended November 30, 2000 (69,498,000) and 11,379,000, the number of shares of Corel common stock that would be issued based on a transaction value of approximately $33.0 million and a Corel share price of $2.90. The unaudited pro forma basic and diluted income per share for the six months ended May 31, 2001 is computed by dividing the sum of Corel's net income for the six months ended May 31, 2001 ($2,860,000) and Micrografx's net loss for the six months ended June 30, 2001 ($69,000) by the sum of the weighted average number of shares of Corel common stock outstanding for the six months ended May 31, 2001 (73,688,000 basic and 97,769,000 diluted) and 11,379,000, the number of shares of Corel common stock that would be issued based on a transaction value of approximately $33.0 million and a Corel share price of $2.90.


   The unaudited pro forma book value per share at November 30, 2000 is computed by dividing the sum of Corel's shareholders' equity at November 30, 2000 ($162,644,000) and the estimated transaction value of approximately $33.0 million by the sum of the number of shares of Corel common stock outstanding at November 30, 2000 (73,641,000) and 11,379,000, the number of shares of Corel common stock that would be issued based on a transaction value of approximately $33.0 million and a Corel share price of $2.90. The unaudited pro forma book value per share at May 31, 2001 is computed by dividing the sum of Corel's shareholders' equity at May 31, 2001 ($165,638,000) and the estimated transaction value of approximately $33.0 million by the sum of the number of shares of Corel common stock outstanding at May 31, 2001 (73,761,000) and 11,379,000, the number of shares of Corel common stock that would be issued based on a transaction value of approximately $33.0 million and a Corel share price of $2.90.

                     MARKET PRICE AND DIVIDEND INFORMATION

Corel

   Corel common stock is listed and traded on the Nasdaq National Market and The Toronto Stock Exchange. The following table sets forth the high and low closing per share sales prices of Corel common stock as reported on the Nasdaq National Market and The Toronto Stock Exchange for the quarterly fiscal periods presented below:


                                                                    The Toronto
                                                                       Stock
                                                        Nasdaq       Exchange
                                                     ------------- -------------
                                                                    High   Low
                                                      High   Low   (Cdn$) (Cdn$)
                                                     ------ ------ ------ ------
Fiscal Year Ended November 30, 1999
  First quarter ended February 28, 1999............. $ 5.13 $ 2.50 $ 7.55 $ 3.76
  Second quarter ended May 31, 1999................. $ 4.63 $ 2.19 $ 7.00 $ 3.32
  Third quarter ended August 31, 1999............... $ 6.38 $ 2.81 $ 9.65 $ 4.15
  Fourth quarter ended November 30, 1999............ $20.88 $ 4.69 $30.40 $ 7.00
Fiscal Year Ended November 30, 2000
  First quarter ended February 29, 2000............. $30.25 $13.18 $57.95 $19.70
  Second quarter ended May 31, 2000................. $15.88 $ 3.03 $22.95 $ 3.80
  Third quarter ended August 31, 2000............... $ 5.25 $ 2.91 $ 7.70 $ 4.30
  Fourth quarter ended November 30, 2000............ $ 6.06 $ 2.59 $ 9.05 $ 4.01
Fiscal Year Ended November 30, 2001
  First quarter ended February 28, 2001............. $ 3.88 $ 1.38 $ 5.90 $ 2.32
  Second quarter ended May 31, 2001................. $ 2.65 $ 2.00 $ 4.02 $ 3.07
  Third quarter ended August 31, 2001............... $ 3.83 $ 2.33 $ 5.98 $3.50
  Fourth quarter through September 17, 2001......... $ 3.20 $ 2.43 $ 5.01 $ 3.86


   On July 13, 2001, the last full trading day before the announcement of the execution of the merger agreement, the closing per share sales price for the Corel common stock was $2.92 on the Nasdaq National Market and Cdn$4.45 on The Toronto Stock Exchange. On September 17, 2001, the most recent practicable date, the closing per share sales price for the Corel common stock was $2.43 on the Nasdaq National Market and Cdn$3.86 on The Toronto Stock Exchange. We urge you to obtain current market quotations before making any decisions with respect to the merger. As of September 17, 2001, there were approximately 1,150 holders of record of Corel common stock.

Micrografx

   The Micrografx common stock is traded on the over-the-counter bulletin board under the symbol "MGXI" effective as of April 30, 2001. Prior to that time, the Micrografx common stock was traded on the Nasdaq National Market under the symbol "MGXI." The following table sets forth for the periods from July 1, 1999 through April 29, 2001, the high and low per share sales price for the Micrografx common stock as reported on the Nasdaq National Market and, for the period from April 30, 2001 through September 17, 2001, the range of high and low bid prices for the Micrografx common stock as reported on the over-the-counter bulletin board. The quotations from the over-the-counter bulletin board reflect interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.



                                                                   Nasdaq
                                                              -----------------
                                                                High     Low
                                                              -------- --------
Fiscal Year Ended June 30, 2000
  First quarter ended September 31, 1999..................... $   6.13 $   3.88
  Second quarter ended December 31, 1999..................... $   5.69 $   3.25
  Third quarter ended March 31, 2000......................... $   7.88 $   4.00
  Fourth quarter ended June 30, 2000......................... $   7.50 $   2.31
Fiscal Year Ended June 30, 2001
  First quarter ended September 31, 2000..................... $   2.69 $    .88
  Second quarter ended December 31, 2000..................... $   1.91 $    .12
  Third quarter ended March 31, 2001......................... $   1.41 $    .38
  Fourth quarter through April 29, 2001...................... $   1.00 $    .65
                                                              Over-the-Counter
                                                               Bulletin Board
                                                              -----------------
                                                                High     Low
                                                              -------- --------
  Fourth quarter from April 30, 2001 to June 30, 2001........ $   1.33 $    .55
Fiscal Year Ended June 30, 2002
  First quarter through September 17, 2001................... $   1.78 $   1.31


   On July 13, 2001, the last full trading day before the announcement of the execution of the merger agreement, the closing per share bid price of Micrografx common stock was $1.70 on the over-the-counter bulletin board. On September 17, 2001, the most recent practicable date, the closing per share bid price of Micrografx common stock was $1.53 on the over-the-counter bulletin board. We urge you to obtain current market quotations before making any decisions with respect to the merger. As of September 17, 2001, there were approximately 193 holders of record of Micrografx common stock.


Dividend Information

   Corel has never declared or paid cash dividends on its shares of common stock. Corel anticipates that any earnings will be retained for development and expansion of its business and does not anticipate paying any cash dividends in the near future. Corel's board of directors has sole discretion to pay cash dividends based on its financial condition, results of operation, capital requirements, contractual obligations and other relevant factors. Micrografx has not paid any cash dividends on its common stock in the two most recent fiscal years and has no intention of paying cash dividends in the foreseeable future.

                         THE MICROGRAFX SPECIAL MEETING

When and Where the Special Meeting Will Be Held

   This prospectus/proxy statement is furnished to the holders of Micrografx common stock as part of the solicitation of proxies by the Micrografx board of directors for use at the Micrografx special meeting on October 24, 2001, at 10:00 a.m., local time, at the Doubletree Hotel, 8250 North Central Expressway, Dallas, Texas. The meeting may be adjourned or postponed to another date and/or place for proper purposes.


   This prospectus/proxy statement, and the accompanying proxy card, are first being mailed to holders of Micrografx common stock on or about September 24, 2001.


What Will Be Voted On

   The purpose of the Micrografx special meeting is to consider and vote on a proposal to approve the merger agreement and the merger. See "The Merger Agreement and Participation Rights Agreement."

Which Shareholders May Vote at the Special Meeting

   Only holders of record of Micrografx common stock at the close of business on September 10, 2001, the Micrografx record date, are entitled to notice of and to vote at the Micrografx special meeting. At the close of business on the Micrografx record date, there were 12,525,038 shares of Micrografx common stock outstanding and entitled to vote, held of record by approximately 193 shareholders. A majority, or 6,262,520, of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business. Each Micrografx shareholder is entitled to one vote for each share of Micrografx common stock held as of the Micrografx record date.


How Do Micrografx Shareholders Vote

   The Micrografx proxy card accompanying this document is solicited on behalf of the Micrografx board of directors for use at the Micrografx special meeting. Shareholders are requested to complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or, if eligible, vote over the Internet. All proxies that are properly executed and returned, and that are not revoked, will be voted at the Micrografx special meeting in accordance with the instructions indicated thereon. Executed but unmarked proxies will be voted for approval of the merger agreement and the merger. The Micrografx board of directors does not presently intend to bring any other business before the Micrografx special meeting other than the specific proposal referred to in this document and specified in the notice of the Micrografx special meeting.

   The Micrografx board of directors knows of no other matters that are to be brought before the Micrografx special meeting. If any other business properly comes before the Micrografx special meeting, including the consideration of a motion to adjourn the Micrografx special meeting (including for purposes of soliciting additional votes for approval of the merger agreement and the merger), it is intended that proxies will be voted in accordance with the judgment of the persons voting the proxies.

How to Change Your Vote

   A Micrografx shareholder who has given a proxy may revoke it at any time before it is exercised at the Micrografx special meeting by doing one of the following:

  . filing a written notice of revocation with Corporate Secretary, Micrografx, Inc., at 8144 Walnut Hill Lane, Suite 1050, Dallas, Texas 75231;

  .  granting a subsequently dated proxy; or

  .  attending the Micrografx special meeting and voting in person.

   Attending the Micrografx special meeting will not, by itself, revoke a proxy. You must also vote at the meeting.

Vote Required to Approve the Merger

   Under the TBCA, and the Micrografx articles of incorporation and bylaws, approval of the merger agreement and the merger requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of Micrografx common stock entitled to vote at the Micrografx meeting. The required vote of the Micrografx common shareholders is based on the number of outstanding shares of Micrografx common stock and not on the shares actually voted. Therefore, the failure of a holder of shares of Micrografx common stock to submit a proxy or to vote in person at the Micrografx meeting, including abstentions and "broker non-votes," will have the same effect as a vote against approval of the merger agreement and the merger.

   In addition to the approval of the holders of at least a majority of the issued and outstanding shares of Micrografx common stock, full shareholder approval of the merger agreement and the merger also requires the affirmative vote of holders of at least a majority of the issued and outstanding shares of Micrografx's preferred stock, voting separately as a class. It is expected that holders of Micrografx preferred stock will vote with respect to approval of the merger agreement and the merger by written consent.

   The matters to be considered at the Micrografx special meeting are of great importance to Micrografx shareholders. Accordingly, common shareholders are urged to read and carefully consider the information presented in this prospectus/proxy statement and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

   Under executed voting agreements and related irrevocable proxies, approximately 3,254,406 shares of Micrografx common stock owned by one significant Micrografx shareholder and all of the directors and executive officers of Micrografx at the Micrografx record date will be voted for approval of the merger agreement and the merger. The shares owned by these persons represent approximately 26.0% of the total number of shares of Micrografx common stock outstanding at the Micrografx record date. As of the Micrografx record date, Corel owned no shares of Micrografx common stock.


Quorum; Abstentions; Broker Non-Votes

   The presence, in person or by properly executed proxy, of the holders of at least a majority of the outstanding shares of Micrografx common stock entitled to vote at the Micrografx special meeting constitutes a quorum. If an executed Micrografx proxy is returned and the shareholder has specifically abstained from voting on any matter, the shares represented by that proxy will be considered present at the Micrografx special meeting for purposes of determining a quorum. If an executed proxy is returned by a broker holding shares in street name which indicates that the broker does not have discretionary authority as to some shares to vote on one or more matters, the shares represented by the broker's proxy will be considered present at the meeting for purposes of determining a quorum. Since the required vote of the Micrografx common shareholders is based on the number of outstanding shares of Micrografx common stock, abstentions and broker non-votes will have the same effect as a vote against approval of the merger agreement and the merger.

Solicitation of Proxies and Expenses of Solicitation

   Micrografx will bear the cost of the solicitation of proxies in the enclosed form from its common shareholders. In addition to solicitation by mail, the directors, officers and employees of Micrografx may solicit proxies from shareholders by telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, Micrografx may request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of Micrografx common stock and request authority for the exercise of proxies. In those cases, Micrografx, on the request of the record holders, will reimburse the record holders for their reasonable expenses. Micrografx has retained Georgeson & Company to assist in the solicitation of proxies at a cost of approximately $5,500 plus reasonable expenses.

Approval of Preferred Shareholders

   In addition to the approval of the holders of at least a majority of the issued and outstanding shares of Micrografx common stock, the approval of the merger agreement and the merger requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of the Micrografx preferred stock, which is the only series of Micrografx preferred stock that is authorized or outstanding. At the close of business on the Micrografx record date, there were 1,120,000 shares of Micrografx preferred stock outstanding and entitled to vote, held of record by seven shareholders. It is expected that holders of Micrografx preferred stock will vote, as a separate class, with respect to approval of the merger agreement and the merger by written consent. Under executed voting agreements and related irrevocable proxies, 420,000 shares of Micrografx preferred stock owned by one significant shareholder at the Micrografx record date will be voted for approval of the merger agreement and the merger. The shares owned by this shareholder represent approximately 37.5% of the total number of shares of Micrografx preferred stock outstanding at the Micrografx record date.

Proposals of Shareholders

   All proposals of shareholders intended to be presented at the 2001 annual meeting of shareholders of Micrografx must be received by Micrografx at its principal executive offices on or before October 1, 2001, for inclusion in Micrografx's proxy statement relating to that meeting. If a shareholder does not seek to have a proposal included in the proxy statement relating to the 2001 annual meeting of shareholders of Micrografx, but nevertheless wishes to present a proposal or nomination at the annual meeting, written notice of the proposal or nomination must be received by the corporate secretary of Micrografx at its principal executive offices not later than the close of business on October 26, 2001.

                             APPROVAL OF THE MERGER

   The following information relating to the merger is not intended to be a complete description of all the information relating to the merger but is intended to include the material terms of the merger. More detailed information is contained elsewhere in this prospectus/proxy statement, including the annexes. A copy of the merger agreement is set forth in Annex A to this prospectus/proxy statement. You are urged to read the merger agreement carefully for a complete description of the terms of the merger.

Background of the Merger

   In 1997, Micrografx began an effort to refocus and rebrand its product line to provide PC and server software for use by businesses. This software is used by business professionals in the area of process management, technical illustration and image editing. Prior to 1997, Micrografx had products that were sold to consumers. The management of Micrografx determined that Micrografx should cease focusing on the consumer market and instead focus exclusively on the sale of software to businesses. Micrografx divested itself of its consumer product lines in 1998 and launched the iGrafx brand targeted at businesses. In April 1999, Micrografx purchased the InterCAP subsidiary of Intergraph Corporation to strengthen its position in the technical illustration market, paying a total of $12.2 million, which included a $5.8 million subordinated convertible debenture having a maturity date in March 2002.

   Micrografx experienced a sudden decline in revenue as a result of its decision to divest its consumer brands, which was not offset by a corresponding rapid increase in revenue from new business. As a consequence, Micrografx's total revenues declined and significant losses were generated, depleting Micrografx's working capital. In June 2000, Micrografx was forced to reduce its workforce significantly. In October 2000, the Micrografx board of directors was restructured and James L. Hopkins joined Micrografx to serve as its chairman, president and chief executive officer with the directive of halting any further decline and returning Micrografx to profitability. Over the time period from October 2000 through February 2001, the new Micrografx management team focused on stabilizing Micrografx's revenues, controlling costs and raising outside capital to strengthen Micrografx. During that time period, Micrografx's management made presentations to several potential investors and joint venture partners, both strategic and financial. One potential joint venture partner expressed interest in purchasing Micrografx's InterCAP subsidiary. After exploring a possible acquisition, the party decided instead to develop its relationship with Micrografx by establishing a reseller relationship.

   In March 2001, Mr. Hopkins was contacted by Derek Burney, the president and chief executive officer of Corel, to explore the possibility of Corel and Micrografx pursuing a strategic relationship in the markets that both companies were targeting. The two executives discussed the similarities in the two companies' markets and product lines and noted that both companies were doing similar things to refocus and return to profitability. As a result of the executives' initial conversation, a meeting was set between senior executives of the two companies at the CeBIT trade show in Hanover, Germany, to be held in late March 2001.

   On March 22, 2001, Mr. Hopkins and another executive of Micrografx met an executive of Corel at the CeBIT trade show. During the meeting, the executives discussed strategies they were employing and shared other information that was of a public nature. On his return, Mr. Hopkins had informal discussions with each member of the Micrografx board of directors to advise him of Corel's initial interest.

   On May 2, 2001, Mr. Burney contacted Mr. Hopkins to further discuss Corel's strategy and to discuss Micrografx's strategy. Mr. Burney also proposed the merits of a business combination between the two companies. Mr. Hopkins indicated that the potential of a business combination for Micrografx was part of its longer term strategy, but that at this particular time, given the progress to date of their turnaround efforts, a combination might not be advantageous to Micrografx shareholders. In addition, Micrografx had recently been delisted from the Nasdaq National Market and Mr. Hopkins felt that this, in part, contributed to the depression of Micrografx's current market valuation. Therefore, any potential business combination would be contemplated only if it valued Micrografx based on its current and expected revenues. Mr. Hopkins indicated that, coincidental with this discussion, Micrografx had a scheduled board meeting that day and that Mr. Hopkins would discuss with the Micrografx board and significant Micrografx shareholders the merits of a business combination with Corel.


   On May 3, 2001, Mr. Hopkins contacted Mr. Burney and indicated that the board of Micrografx was interested in pursuing further the merits of a business combination with Corel and that the key investors had indicated their approval of further discussions. Mr. Hopkins invited Mr. Burney to meet with himself, representatives of Micrografx's board and significant Micrografx investors as soon as possible.

   On May 10, 2001, Micrografx reported its results of operations for its quarter ended March 31, 2001. Micrografx reported its first quarterly operating profit since March 31, 1999.

   On May 13, 2001, Mr. Burney met Mr. Hopkins and representatives of Micrografx's board and significant Micrografx investors in London, England. Mr. Burney presented his vision for Corel and the merits of a business combination between the two companies. On May 14, 2001, Mr. Burney met Mr. Hopkins and other representatives of Micrografx's board and significant Micrografx's investors in Amsterdam, Netherlands. Again, Mr. Burney presented his vision for Corel and the merits of a business combination between the two companies. Following that meeting Messrs. Burney and Hopkins began to further discuss potential valuations for Micrografx based on a multiple of Micrografx's revenues. On May 15, 2001, Mr. Burney met Mr. Hopkins and additional representatives of Micrografx's board and significant Micrografx's investors in New York. Mr. Burney presented his vision for Corel and the merits of a business combination between the two companies. Following that meeting, Messrs. Burney and Hopkins further discussed valuations.

   On May 16, 2001, Mr. Hopkins contacted Mr. Burney to discuss a valuation and pricing methodology that would be a compromise on their respective positions. Mr. Hopkins proposed an initial valuation based on one times Micrografx revenue plus an additional component related to Corel's future market valuation. Messrs. Hopkins and Burney agreed to continue these discussions towards a mutually satisfactory conclusion.

   On May 25, 2001, Corel and Micrografx entered into a mutual confidentiality agreement.

   On May 30, 2001, Messrs. Burney and Hopkins visited Micrografx's Annapolis, Maryland office to receive a briefing on Micrografx's technical illustration products and technology under development. On May 31, 2001, the two executives visited Micrografx's Dallas, Texas office to receive a briefing on Micrografx's imaging products and technology under development. On June 1, 2001, the two executives visited Micrografx's Portland, Oregon office to receive a briefing on Micrografx's enterprise process management products and technology under development.

   During the period June 4 to June 8, 2001, Micrografx supplied information about its business activities to Corel. On June 6, 2001, Mr. Hopkins and other representatives of Micrografx met in Ottawa, Ontario with Mr. Burney and other representatives of Corel to receive detailed presentations on Corel's current and planned product offerings. Following these presentations, Mr. Hopkins, Mr. Burney, Mr. Kenneth Carraher, Micrografx's president of enterprise process management group, Mr. John Blaine, Corel's chief financial officer, and Mr. Greg DeWitt, Micrografx's chief financial officer, as well as Corel's legal counsel, met to negotiate valuation and business combination considerations.

   On June 19, 2001, Messrs. Burney and Blaine met Messrs. Hopkins and Carraher in Dallas, Texas to negotiate a pricing framework for final negotiations.

   On June 22, 2001, Corel supplied Micrografx with an initial term sheet, a copy of which was provided to Micrografx's board of directors for their consideration. In addition, the board of directors suggested that Mr. Hopkins retain an investment banker to perform an analysis to determine whether the contemplated price Corel was willing to offer would be fair to Micrografx shareholders and whether the banker could issue an opinion to that effect. After soliciting bids from investment bankers, Alliant Partners was selected on June 28, 2001.

   During the period July 1 to July 15, 2001, Corel and its legal counsel, McCarthy Tetrault LLP, conducted business, financial and legal due diligence with respect to Micrografx, and during the same period Micrografx and its legal counsel, Locke Liddell & Sapp LLP, conducted business, financial and legal due diligence with respect to Corel. As more particularly described below, during the same period the parties engaged in detailed discussions and negotiations with respect to all aspects of the contemplated business combination.

   On July 4, 2001, Corel delivered to Micrografx an initial draft of the proposed form of merger agreement. Micrografx management and its legal counsel proceeded with its review of the draft, while Corel and its legal counsel continued the preparation of related documentation.

   On July 6, 2001, the Micrografx board of directors held a special meeting to discuss the status of the proposed merger. Mr. Hopkins reviewed with the board of directors the status of the transaction and the principal terms under discussion. Another meeting of the Micrografx board of directors was held later in the day on July 6, 2001 at which Mr. Hopkins reviewed with the board of directors concerns expressed with respect to the continuing rapid rise in the market price of Micrografx common stock. The board of directors discussed these concerns and agreed to meet on July 9, 2001 to assess the continuing interest of both parties in proceeding with the proposed merger.

   The Micrografx board of directors met again on July 9, 2001 to discuss the outstanding issues relating to the proposed merger. The Micrografx board of directors met again on each of July 10, July 11 and July 12, 2001. At each meeting, Mr. Hopkins reviewed with the board of directors the status of negotiations, focusing on the economic terms of the proposed transaction, as well as other primary issues under discussion. At the special meeting of the Micrografx board of directors on July 12, 2001, Alliant Partners, Micrografx's financial advisor, met with the board of directors to discuss its analysis of the fairness of the transaction to Micrografx shareholders.

   On the morning of July 16, 2001, the Micrografx board of directors held a meeting at which Mr. Hopkins reported that an understanding had been reached with Corel with respect to the key terms of the definitive agreement relating to the proposed merger. The Micrografx board of directors discussed the structure and terms of the proposed merger with its legal counsel, Locke Liddell & Sapp, and its financial advisor, Alliant Partners. The presentations and discussions at the meeting were wide ranging and detailed and included, among other things:

  . a presentation by Mr. Hopkins of the events of the previous days and the key terms of the proposed merger;

  . a presentation by Alliant Partners regarding the fairness of the proposed merger, from a financial point of view, to the Micrografx shareholders;

  . a detailed description by Locke Liddell & Sapp of the material terms of the merger agreement and the participation rights agreement, including the representations, warranties and covenants of the parties, the conditions to closing the merger, the termination rights and circumstances under which a termination fee would be payable to Corel or the option relating to the stock of Image2Web would be exercisable by Corel; and

  . a presentation by Locke Liddell & Sapp regarding the fiduciary duties of the directors and related issues.

   Mr. Hopkins, together with Micrografx's legal and financial advisors, responded to questions from various members of the Micrografx board of directors with regard to the foregoing matters and the structure and terms of the proposed merger. Following this discussion, Alliant Partners delivered its oral opinion, subsequently confirmed in writing, that, as of the same date, the total consideration to be received by Micrografx shareholders pursuant to the merger agreement was fair, from a financial point of view, to Micrografx shareholders. After discussing the information presented and after due consideration of the factors described under "--Micrografx's Reasons for the Merger and Recommendation of the Micrografx Board of Directors," the Micrografx board of directors unanimously approved the merger agreement and the merger and recommended that the merger agreement and the merger be approved by the Micrografx shareholders.

   Subsequent to its consideration of the merger agreement and the merger, the Micrografx board of directors then considered proposals to approve the bridge loan of $2.5 million by Corel to Micrografx contemplated in the merger agreement, the grant of the option to Corel to purchase 80% of the stock of Image2Web for a purchase price equal to the amount outstanding under the bridge loan, the amendment of the statement of resolutions establishing the designations, preferences, limitations and relative rights of the Micrografx preferred stock to set a fixed conversion ratio of 1.5 shares of Micrografx common stock for each share of Micrografx preferred stock and to provide for a waiver of the rights of redemption of the holders of the shares that would be triggered by the merger and to amend the terms of the convertible promissory notes issued by Micrografx to provide that they will convert into shares of Micrografx common stock in the event of the closing of the merger. The Micrografx board of directors unanimously approved each of these proposals.

   Following completion of the foregoing meeting of the Micrografx board of directors, on the morning of July 16, 2001 the parties executed the merger agreement and released a public announcement of the proposed merger.

Micrografx's Reasons for the Merger and Recommendation of the Micrografx Board of Directors

   The Micrografx board of directors has unanimously determined that the merger is fair to and in the best interests of Micrografx and its shareholders and has unanimously approved the merger agreement and the merger. Accordingly, the Micrografx board of directors unanimously recommends that its shareholders vote "FOR" the approval of the merger agreement and the merger.

   In reaching its determination, the Micrografx board of directors considered a number of factors, including, without limitation, the following:

  . the total amount of consideration, the timing of receipt of consideration and the various forms of consideration that may be received by Micrografx shareholders under the terms of the merger agreement and the participation rights agreement and, in particular, the minimum aggregate value that Micrografx shareholders would receive at closing and on the first anniversary of the date of closing, as well as the potential opportunity for Micrografx shareholders to participate in any appreciation in value of Corel common stock during the year following the closing of the merger;

  . the financial presentation of Alliant Partners to the Micrografx board of directors, including Alliant Partners' written opinion dated July 16, 2001, to the effect that, as of the date of the opinion and based on and subject to the matters stated in the opinion, the total consideration to be received by Micrografx shareholders is fair, from a financial point of view;

  . the expected tax consequences of the merger to Micrografx shareholders under United States and Canadian federal tax laws;


  . Micrografx's weakened financial position and its difficulty in meeting its financial obligations, which has had the following effects:

    . Micrografx's ability to make sales to large business customers, which account for a significant percentage of Micrografx's revenue has been impaired;

    . the past-due financial obligations of Micrografx have prevented Micrografx from establishing new relationships with alternative suppliers who may have provided lower costs or superior services to allow Micrografx to remain competitive and resulted in increased administrative time and expense in dealing with unhappy vendors; and

    . current Micrografx operating results, although improved, might not be sufficient to allow Micrografx to pay off the $5.8 million Intergraph debenture that is payable in full in March 2002;

  . the board of directors' familiarity with and review, based in part on the advice of Micrografx management, of Corel's business operations, financial condition operating results;

  . the board of directors' familiarity with and review, based in part on the advice of Micrografx management, of Corel's future prospects and the future prospects of the combined company;

  . the anticipated benefits in product marketing and distribution resulting from the merger, including:

    . the sale of products through distributors and resellers, as Micrografx's graphics products division are sold, requires significant expenditures for advertising and promotions to be successful. In this sales channel, Micrografx competes with larger, better funded competitors such as Microsoft and Adobe, all of whom have the financial wherewithal to promote their products more intensively than Micrografx; and

    . the similarities in the product lines and markets addressed by both Corel and Micrografx suggest synergies and cost savings for the combined company, and the associated belief that Micrografx's products would generate greater sales with the backing of a larger, better financed company such as Corel;

  .  the difficulty of raising additional capital, including:

    . the current lack of interest in small technology companies from public and private investors, plus the recent poor results posted by Micrografx, have made it difficult for Micrografx to raise capital in the financial markets under terms that would be considered reasonable, taking into account the dilutive effects of the investment, thereby preventing Micrografx from solving the liquidity problems that continue to hamper its operations;


    . in light of the difficulties Micrografx experienced in attempting to raise capital in the current depressed capital markets, the terms under which external financing could have been procured, if at all, would have been on terms that would have diluted Micrografx shareholders to the point to where even successful results by Micrografx over the coming quarters might not have produced as attractive a result to Micrografx shareholders as the merger with Corel; and


    . the delisting of the Micrografx common stock from the Nasdaq National Market created concern among customers and investors about Micrografx's future ability to raise capital and concern about the liquidity of any investment in Micrografx shares. These concerns translated into greater difficulty selling products to customers and greater difficulty in interesting investors in Micrografx;

  . the slowing economy has resulted in business customers postponing capital purchases, which has affected the Micrografx corporate sales effort. Due to Micrografx's reduced cash position, a prolonged downturn in the economy would produce a significantly larger risk for Micrografx than for a more liquid company such as Corel;

  . the terms and conditions of the merger agreement and the participation rights agreement, which provide for reciprocal representations and warranties, conditions to closing and rights to termination, which the Micrografx board of directors believed to be reasonable, as well as provisions contained in the merger agreement that permit the Micrografx board of directors, in exercise of its fiduciary duties, to continue to receive unsolicited inquiries and proposals regarding other potential transactions, to engage in discussions or negotiations with and give information to third parties that make proposals regarding other potential transactions and to terminate the merger agreement, subject to some limitations, including the obligation to pay under some circumstances Corel's expenses relating to the merger and a termination fee or, in the alternative, triggering Corel's ability to exercise its option to acquire 80% of the capital stock of Image2Web; and

  .  the likelihood that the merger will be consummated.

   The Micrografx board of directors also considered a number of potentially negative factors in its deliberations concerning the proposed merger. The potentially negative factors considered by the Micrografx board of directors included:

  . the possibility that Micrografx, as an independent company, could substantially improve its results of operations and financial condition, and hence the value of its stock, in the near term;

  . the risks that Corel faces in the market may make it difficult for Corel to be successful. Although Corel is much larger than Micrografx, Corel still faces competition from Microsoft and Adobe, both of which are much larger and have significantly greater resources than does Corel;

  . the risk that the combined company would perform significantly below expectations;

  . the risk that the merger might not be concluded in a timely manner or at all. If the merger agreement is terminated, Micrografx may have to pay to Corel a termination fee, potential partners may refrain from entering into agreements with Micrografx, Micrografx would likely be required to obtain additional capital and Micrografx employee turnover may increase;

  . the fact that Micrografx could lose other transaction opportunities during the period that it is precluded under the terms of the merger agreement from soliciting other transaction proposals;

  . the fact that if Micrografx defaults in the repayment of the bridge loan extended by Corel, the shareholders of Micrografx do not approve the merger agreement and the merger or the merger agreement is terminated by Micrografx or Corel for any reason, Corel would be entitled to acquire all or a part of the assets and stock of Image2Web, a valuable Micrografx asset;

  . the uncertainty with respect to the amount, timing and form of the consideration to be delivered in the merger;

  . the potential negative reaction of the financial community after announcement of the proposed merger; and

  .  the other risks and uncertainties described above under "Risk Factors."

   The Micrografx board of directors did not believe that the negative factors were sufficient, individually or in the aggregate, to outweigh the potential advantages of the merger. The foregoing discussion of the information and the factors considered by the Micrografx board of directors is not meant to be exhaustive, but includes the material factors considered by the Micrografx board of directors. The board of directors of Micrografx did not quantify or attach any particular weight to the various factors that they considered in reaching their determination that the merger agreement and the merger are fair to and in the best interests of Micrografx and its shareholders. Rather, the Micrografx board of directors viewed its recommendation as being based on its business judgment in light of Micrografx's business and financial position and the totality of the information presented and considered.

   There can be no assurance that the benefits of the merger will be realized by Micrografx's shareholders. See "Risk Factors."

Opinion of Micrografx's Financial Advisor

   Micrografx retained Alliant Partners to render an opinion regarding the fairness of a possible acquisition of Micrografx by Corel, from a financial point of view, to the holders of Micrografx common stock.

   On the morning of July 16, 2001, the Micrografx board of directors met and approved the merger of Micrografx with Calgary I Acquisition Corp. By teleconference, Alliant Partners delivered to the Micrografx board of directors its opinion that as of July 16, 2001, and based on the matters described in the opinion, the total consideration to be received by Micrografx shareholders was fair, from a financial point of view. No limitations were imposed by Micrografx on the scope of Alliant Partners' investigations or the procedures to be followed by Alliant Partners in rendering its fairness opinion. In furnishing the opinion, Alliant Partners was not engaged as an agent or fiduciary of Micrografx's shareholders or any other third party.

   The full text of the fairness opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken is attached to this prospectus/proxy statement as Annex D. Shareholders of Micrografx are urged to read Alliant Partners' fairness opinion in its entirety. The fairness opinion was prepared for the benefit and use of the Micrografx board of directors in its consideration of the merger and does not constitute a recommendation to shareholders of Micrografx as to how they should vote at the Micrografx special meeting in connection with the merger. The fairness opinion does not address the relative merits of the merger and any other transactions or business strategies discussed by the Micrografx board of directors as alternatives to the merger agreement or the underlying business decision of the Micrografx board of directors to proceed with or effect the merger, except with respect to the fairness of the total consideration to be received by Micrografx, from a financial point of view, to the holders of Micrografx common stock. The summary of Alliant Partners' fairness opinion set forth in this prospectus/proxy statement is qualified in its entirety by reference to the full text of Alliant Partners' fairness opinion.

   In connection with the preparation of Alliant Partners' fairness opinion, Alliant Partners, among other things:

  .  reviewed the terms of the merger agreement dated as of June 16, 2001;

  . reviewed some internal financial statements and other financial and operating data prepared by the management of Micrografx;

  . reviewed public financial statements and other information concerning Micrografx and Corel;

  . compared some aspects of the financial performance of Micrografx with comparable public companies and the prices paid for securities in those publicly traded companies;

  . analyzed available information, both public and private, concerning other mergers and acquisitions comparable in whole or in part to the merger;

  . performed a discounted cash flow analysis of Micrografx based on financial guidance provided by Micrografx management;

  . assessed Micrografx's relative contribution to the combined entity based on current financial performance;

  . participated in discussions with Micrografx management concerning the operations, business strategy, financial performance and prospects for Micrografx and Corel as a consolidated entity and its strategic rationale for the merger;

  . reviewed the recent reported closing prices and trading activity for Micrografx common stock;

  . reviewed the Micrografx Annual Report on Form 10-K for the fiscal year ended June 30, 2000, and the Micrografx Quarterly Report on Form 10-Q for the quarterly period ended March, 31, 2001;

  . participated in discussions with Corel management concerning the operations, business strategy, financial performance and prospects for Micrografx and Corel as a combined entity;

  .  reviewed recent equity analyst reports covering Corel;

  . considered the effect of the merger on the future financial performance of the consolidated entity;

  . participated in discussions related to the merger among Micrografx, Corel and their financial and legal advisors; and

  . conducted other financial studies, analyses and investigations as Alliant Partners deemed appropriate for the purposes of its opinion.

   In conducting its review and arriving at its fairness opinion, Alliant Partners relied on and assumed the accuracy and completeness of the financial statements and other information provided by Micrografx or otherwise made available to Alliant Partners and did not assume responsibility independently to verify the information. Alliant Partners further relied on the assurances of Micrografx's management that the information provided was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflected the best currently available estimates and good faith judgments of Micrografx's management as to the expected future financial performance of Micrografx and that Micrografx management was not aware of any information or facts that would make the information provided to Alliant Partners incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of the fairness opinion, Alliant Partners assumed that neither Micrografx nor Corel was a party to any pending transaction, including external financing, recapitalization, acquisitions or merger discussions, other than the merger or in the ordinary course of business.

   In arriving at the fairness opinion, Alliant Partners did not perform any appraisals or valuations of specific assets or liabilities of Micrografx and was not furnished with any appraisals or valuations.

   Without limiting the generality of the foregoing, Alliant Partners did not undertake any independent analysis of any pending or threatened litigation, possible unasserted claims or other contingent liabilities to which Micrografx, Corel or any of their respective affiliates was a party or may be subject and, at Micrografx's direction and with its consent, Alliant Partners' made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of those matters. Although developments following the date of Alliant Partners' fairness opinion may affect the opinion, Alliant Partners assumed no obligation to update, revise or reaffirm the opinion.

   Following is a summary explanation of the various sources of information and valuation methodologies employed by Alliant Partners in conjunction with rendering its opinion to the Micrografx board of directors.

   Comparable Company Analysis. Alliant Partners compared some financial information and valuation ratios relating to Micrografx to corresponding publicly available data and ratios from a group of selected publicly traded companies deemed comparable to Micrografx. The comparable companies selected included ten publicly traded companies in the business of providing graphics or design related software and/or business productivity or process management software. Financial information reviewed by Alliant Partners included each company's: enterprise value, calculated as the market capitalization of the selected company, plus the company's long term debt, less the company's excess cash; trailing 12 months, or TTM, revenue; gross margin; and earnings before interest and taxes, or EBIT, as reported as of the date of Alliant Partners' fairness opinion; prior calendar year and projected current calendar year revenue estimates; and most recently available headcount figures. Comparable companies included: Adobe; Applied Microsystems; Autodesk; Bitstream; Corel; Document Sciences; International Microcomputer; Macromedia; ON Technology and Scansoft.

   The comparable companies had enterprise value / TTM revenues ratios with a weighted narrow average (narrow average excludes the highest and lowest estimates) of 1.3x; enterprise value / calendar year 2000 revenues ratios with a weighted narrow average of 1.3x; and enterprise value / calendar year 2001 revenues ratios with a weighted narrow average of 2.0x. Some adjustments for differences in performance, size and liquidity and application of an acquisition control premium were made to the multiples before reaching an implied average enterprise value of $26.0 million for Micrografx through this methodology.

   Comparable Transaction Analysis. Alliant Partners reviewed seven comparable merger and acquisition transactions from January 2000 through July 16, 2001 which involved sellers that share some characteristics with Micrografx, including graphics software and visual process management solutions. These comparable transactions of companies included:

  .  Macromedia's acquisition of Allaire Corp.;

  .  Dassault Systemes SA's acquisition of Spatial Technology;

  .  Unigraphics Solutions' acquisition of Engineering Animation;

  . Metastream (subsidiary of MetaCreations Corp.) acquisition of Viewpoint Digital (subsidiary of Computer Associates);

  .  Nemetschek AG's acquisition of Diehl Graphsoft;

  .  Corel's acquisition of three MetaCreations product lines; and

  .  Microsoft's acquisition of Visio Corp.

   Estimated multiples paid in the comparable transactions were based on information obtained from public filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. The price / revenue multiples of the seven transactions range had a weighted narrow average of 2.3x. Some adjustments for differences in performance and liquidity were made to the multiples before reaching an implied average enterprise value of $20.1 million for Micrografx through this methodology.

   No company, transaction or business utilized as a comparison in the comparable company analysis or the comparable transaction analysis is identical to Micrografx, Corel or the merger. In evaluating the comparable companies, Alliant Partners made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Micrografx or Corel.

   Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, comparable transactions or the business segment, company or transactions to which they are being compared.

   Discounted Cash Flow Analysis. Alliant estimated the present value of the projected future cash flows of Micrografx on a stand-alone basis using financial guidance provided by Micrografx management for the years ending June 31, 2002 through June 30, 2004 and a discount rate of 33%. Alliant Partners obtained a terminal valuation based on application of an adjusted projected revenue multiple to terminal year projected revenues. Based on this methodology, Micrografx has an implied enterprise value of $24.0 million.

   Relative Contribution. Alliant Partners analyzed Micrografx's relative contribution to the combined entity based on Micrografx's relative contribution to the combined TTM revenues and gross margins as well as the most recent balance sheet figures. Weighting contributions to the combined income statement and balance sheet equally, this analysis resulted in a weighted average contribution for Corel of 90% and a weighted average contribution for Micrografx of 10%. Based on this methodology, Micrografx has an implied enterprise value of $25.0 million.

   To reach a value range for the enterprise value of Micrografx, Alliant Partners utilized a weighted average of the value indications implied by the four methodologies. The comparable company analyses, comparable transaction analysis and the relative contribution methodologies were each weighted equally. The discounted cash flow method received a lower weighting, as traditional forecasts were not provided by Micrografx management. The implied weighted average enterprise value for Micrografx is $23.7 million, with a valuation range of $21.4 million to $26.1 million (valuation range is +/- 10%).

   In analyzing the merger, Alliant assumed that the price of Corel common stock during the measurement period before closing would be at least $2.90 per share and that the price of Corel common stock during the measurement period preceding the first anniversary of closing would be less than the price during the measurement period preceding closing. Alliant made this assumption because this is the case in which the value of the consideration received by Micrografx shareholders would be the least, discounting the payment to be made on settlement of the participation right because it would not be received until a year after closing. Alliant did not otherwise attempt to value Corel or its securities.

   Conclusion. While the foregoing summary describes some analyses and factors that Alliant Partners deemed material in its presentation to the Micrografx board of directors, it is not a comprehensive description of all analyses and factors considered by Alliant Partners. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alliant Partners believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying Alliant Partners' fairness opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Alliant Partners. Each analytical technique has inherent strengths and weaknesses and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Alliant are based on all analyses and factors taken as a whole and also on application of Alliant Partners' own experience and judgment. Those conclusions may involve significant elements of subjective judgment and qualitative analysis. Alliant Partners therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed. In performing its analyses, Alliant Partner considered general economic, market and financial conditions and other matters, many of which are beyond the control of Micrografx and Corel. The analyses performed by Alliant are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by the analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of Corel common stock may trade at any future time.

   Pursuant to its letter agreement with Micrografx, Alliant Partners is to receive a fee for the fairness opinion rendered to the Micrografx board of directors. Micrografx has also agreed to reimburse Alliant Partners for its out-of-pocket expenses and to indemnify and hold harmless Alliant Partners and its affiliates and any person, director, employee or agent acting on behalf of Alliant Partners or any of its affiliates, or any person controlling Alliant Partners or its affiliates, for losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Alliant Partners as financial advisor to Micrografx. The terms of the fee arrangement with Alliant Partners, which Micrografx and Alliant Partners believe are customary in transactions of this nature, were negotiated at arm's-length between Micrografx and Alliant Partners and the Micrografx board of directors was aware of any fee arrangements.

   Alliant Partners was retained based on Alliant Partner's experience as a financial advisor. As part of its investment banking business, Alliant Partners is frequently engaged in the valuation of technology businesses and their securities in connection with mergers and acquisitions, sales and divestitures, joint ventures and strategic partnerships, private financings and other specialized studies.

Interests of Some Micrografx Officers and Directors in the Merger

   In considering the recommendation of the Micrografx board of directors with respect to the merger agreement, shareholders should be aware that some of the officers and directors of Micrografx may have interests in the merger that are in addition to, or different from, their interests as shareholders generally. The Micrografx board of directors was aware of these interests and considered them along with other matters in recommending that you support the merger agreement.

   Micrografx is a party to an employment agreement with its chairman, president and chief executive officer, James L. Hopkins. The agreement is for a term of one year, commencing October 16, 2000, and is automatically renewed annually for an additional term of one year. The agreement contains customary non-disclosure and non-compete provisions. If Mr. Hopkins' employment is terminated without cause following the merger, he will receive:

  .  severance benefits equal to his current base salary and bonus; and



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

  .  payment of all accrued and unpaid vacation pay.

   In addition, on the consummation of the merger, Mr. Hopkins will receive:

  .  forgiveness of debt relating to his relocation expenses; and

  .  immediate vesting of his unvested Micrografx restricted shares.

   Mr. Hopkins holds unvested stock options for 250,000 shares of Micrografx common stock and 400,000 unvested restricted shares of Micrografx common stock Mr. Hopkins waived his right under the employment agreement to be granted an additional stock option for 250,000 shares of Micrografx common stock.

   The employment agreement between Micrografx and Kenneth A. Carraher, president of the enterprise process management business unit, is for a term of three years commencing March 1, 2000. If Mr. Carraher's employment is terminated without cause following the merger, he will receive:

  . severance benefits equal to two times the sum of his current base salary and a fixed bonus amount; and



  .  payment of all accrued and unpaid vacation pay.

   In addition, if all of the payments and benefits triggered by a change of control result in the imposition of a 20% excise tax on Mr. Carraher, the agreement provides that Micrografx will reimburse him for 150% of the taxes.


   Employment agreements with Gary J. Klembara, executive vice president of sales, and Greg DeWitt, chief financial officer of Micrografx, provide that if their employment is terminated without cause following the merger, severance pay is owed up to one year's salary and bonus, plus limited continuation of benefits;


   Corel has covenanted that its board of directors will at the effective time of the merger include a person nominated by Micrografx and mutually acceptable to Corel and Micrografx. Corel also has agreed to recommend and support the election to the Corel board of directors at Corel's 2002 annual shareholders' meeting of this director or another individual acceptable to Corel and nominated by the holders of a majority of the shares of Micrografx common stock held by holders owning 5% or more of the Micrografx common stock on the record date for the Micrografx special meeting. It is expected that James L. Hopkins, Micrografx's chairman, president and chief executive officer, will be Micrografx's nominee.

   Some executive officers and directors of Micrografx may own stock options with vesting schedules that accelerate on consummation of the merger. In addition, Corel has agreed to fulfill the obligations of Micrografx under its charter documents and bylaws concerning indemnification of present and former officers and directors of Micrografx for a six-year period from the closing date of the merger and to use all commercially reasonable efforts to maintain in effect, if available, at a premium of up to more than 200% of the premium presently paid by Micrografx, directors' and officers' liability insurance covering the individuals presently covered under Micrografx's existing insurance.

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

            THE MERGER AGREEMENT AND PARTICIPATION RIGHTS AGREEMENT

General

   On July 16, 2001, Corel, Calgary I Acquisition Corp. and Micrografx entered into the merger agreement, which provides for the merger of Micrografx with Calgary I Acquisition Corp. As described below, if Corel elects at closing to pay cash for all of Micrografx's capital stock, Micrografx will be the surviving corporation in the merger and become a wholly owned subsidiary of Corel, but if at closing Micrografx's shareholders receive a combination of shares of Corel common stock and Corel participation rights for their shares of Micrografx capital stock, then Calgary I Acquisition Corp. will be the surviving corporation in the merger. In either event, after the merger the charter of the surviving corporation will be substantially the certificate of incorporation of Calgary I Acquisition Corp. and the bylaws of the surviving corporation will be those of Calgary I Acquisition Corp. Attached to this prospectus/proxy statement as Annex A is the merger agreement.

   If the merger is completed, shareholders of Micrografx will no longer hold any interest in Micrografx. They will become securityholders of Corel unless Corel elects to pay cash for Micrografx's capital stock and their rights will be governed by Corel's certificate and articles of amalgamation, bylaws, the participation rights agreement and the laws of Canada. See "Comparative Rights of Holders of Micrografx Common Stock and Corel Common Stock and Participation Rights" for information about the relative rights of Micrografx and Corel securityholders.

Effective Time of the Merger

   The merger will become effective on the filing of the executed certificate of merger with the Delaware Secretary of State and the executed articles of merger with the Texas Secretary of State. The merger agreement provides that the parties will proceed as promptly as practicable to obtain all consents and approvals and to make all filings with and give all notices to governmental authorities and other third parties to consummate the merger.

   There is no assurance that the conditions to the merger will be satisfied. Moreover, as described below, the merger agreement may be terminated by either Corel or Micrografx under various conditions specified in the merger agreement. Therefore, there is no assurance as to whether or when the merger will become effective.

Merger Consideration

 Summary and Assumptions

   On the closing of the merger, and based on the assumptions set forth below, the holders of Micrografx common stock and holders of Micrografx preferred stock, on an as-converted basis, will be entitled to receive:

  .  approximately $1.99 in cash if:


    . the volume weighted average sales price of Corel's common stock during the ten consecutive trading day period ending on the second business day prior to the effective time of the merger is less than $2.90; and

    . Corel exercises its right under the merger agreement to pay cash consideration to the Micrografx shareholders as a result of the average price being less than $2.90 per share, which is referred to in this document as the cash alternative; or

  . approximately $2.04 in aggregate value of Corel common stock and one Corel participation right if:


    . the volume weighted average sales price of Corel common stock during the pre-closing calculation period is $2.90 or greater; or

    .  Corel does not elect the cash alternative.

    Each Corel participation right will entitle the holder to receive on the first anniversary of the closing:

    . approximately $1.02 in cash, if the volume weighted average sales price of Corel common stock during the 20 consecutive trading day period immediately prior to the first anniversary is equal to or less than the average sales price of the Corel common stock during the pre-closing calculation period; or


    . Corel common stock having a value equal to approximately $1.02 plus 18% of the appreciation in value of a share of Corel common stock between the closing and the first anniversary, based on the average sales price of Corel common stock during the first anniversary calculation period, if the average sales price of the Corel common stock for the first anniversary calculation period is greater than the average sales price of the Corel common stock for the pre-closing calculation period.


   The cash and value per share amounts summarized above are based on the assumptions set forth below, and in the event the assumptions are not met and actual results vary materially from the assumptions, whether individually or in the aggregate, Micrografx shareholders will receive a different amount of cash or value in shares of Corel common stock and Corel participation rights, whichever the case may be, than set forth above, which difference may be material. Please make reference to the defined terms and formulae set forth in the following pages for an understanding of the application of these assumptions.

  . Intergraph and Micrografx have agreed that in the event that the Intergraph debenture is redeemed prior to October 31, 2001, Intergraph will accept $3.8 million, plus accrued interest, in full satisfaction of Micrografx's obligations to Intergraph in connection with the debenture. The agreement reflects a reduction in the principal amount owing to Intergraph of $2.0 million, which reduction is a component of the calculation of adjusted Micrografx annual revenues as described below.


  . The principal amount of Micrografx's trade payable indebtedness outstanding at July 16, 2001, the date of the merger agreement, is reduced by $174,345 (this amount is the total reduction in trade payable indebtedness achieved by Micrografx as of September 14, 2001; Micrografx does not expect to obtain substantial further reductions in trade payable indebtedness prior to closing), which reduction is a component of the calculation of adjusted Micrografx annual revenues as described below.


  . Micrografx's vested warrants and vested options granted under the Micrografx 1995 Incentive and Non-Statutory Stock Option Plan and the Micrografx 1995 Director Stock Option Plan with an exercise price of less than $1.65, and all outstanding options under the Micrografx Employee Stock Purchase Plan, are exercised in full with the aggregate exercise price paid of approximately $751,949 in cash to Micrografx, which results in an adjustment to Micrografx annual revenues as described below and also results in an additional 939,276 shares of Micrografx common stock being issued and outstanding and impacts the number of outstanding shares component of the Micrografx per share stock value as described below.


   Although Corel and Micrografx believe that the foregoing assumptions are reasonable, if no reduction in the principal amount of the Intergraph debenture were obtained and all vested options and warrants with an exercise price of less than $1.65 per share were fully exercised for cash, then Micrografx shareholders would receive $1.93 per share in cash at closing under the cash alternative (approximately $31.1 million in cash in the aggregate) or $0.99 in value of Corel common stock at closing and the same amount in cash on the first anniversary of the closing (approximately $32.0 million in value in the aggregate), assuming the Corel stock price at the first anniversary is equal to or less than the price at closing, if a combination of shares of Corel common stock and Corel participation rights are issued at closing. As described elsewhere in this prospectus/proxy statement, the exact total amount, the precise timing and the specific form of consideration that Micrografx shareholders will receive in the merger is subject to a number of variables and no assurances can be given in this regard.

 Closing Consideration

   Cash Alternative

   If during the ten consecutive trading day period ending on the second business day before the effective time of the merger the volume weighted average sales price of Corel common stock on the Nasdaq National Market is less than $2.90 per share, Corel has the right to cause each share of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, to be converted solely into the right to receive cash based on the following formula:

   Per share cash amount =     Adjusted Micrografx annual revenues

                               -----------------------------------
                               Outstanding shares of Micrografx common stock and Micrografx preferred stock, on an as-converted basis

   Adjusted Micrografx
   annual revenues for
   calculation of the cash
   alternative =
                               1.00 x annual audited revenues of Micrografx for the 12 months ended June 30, 2001 (the product equalling $30.2 million), plus (x) 50% of the reduction without payment or other consideration to the holder thereof in the principal amount of the indebtedness represented by the subordinated convertible debenture dated April 16, 1999 issued by Micrografx to Intergraph Corporation, (y) 50% of any reductions after the date of the merger agreement in the principal amount of trade payable indebtedness owed by Micrografx that is outstanding on the date of the merger agreement, which reductions are effected through the negotiation of discounts, without other consideration to the creditor, to the principal balance of the trade payables that are otherwise outstanding and (z) the proceeds received by Micrografx after the date of the merger agreement and prior to the effective time of the merger from the exercise of any options or warrants to purchase shares of its capital stock; provided, that in no event will the amount of adjusted Micrografx annual revenues exceed $34.0 million.

If Corel elects the cash alternative described above, Calgary I Acquisition Corp. will merge into Micrografx, Micrografx will be the surviving corporation in the merger and the transaction will be fully taxable to United States shareholders of Micrografx.

   Issuance of Corel Common Stock

   If the average Corel common stock closing price calculated in the manner described above is equal to or greater than $2.90 per share, or if the average Corel common stock closing price is less than $2.90 per share but Corel does not exercise its right to elect the cash alternative, each issued and outstanding share of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, will be converted into the right to receive a per share stock value of Corel common stock and one Corel participation right, with the per share Corel common stock value to be based on the average Corel common stock closing price and expressed as a conversion ratio as follows:

   Corel common stock
   conversion ratio =
                               Micrografx per share stock value

                               --------------------------------
                               Average Corel common stock closing price

   Micrografx per
   share stock value =
                               .50 x Adjusted Micrografx annual revenues
                               (applying the 1.03 multiple)

                               ------------------------------------------------
                               Outstanding shares of Micrografx common stock and Micrografx preferred stock, on an as-converted basis

   Adjusted Micrografx
   annual revenues for
   calculation of
   Corel common stock value
   =
                               1.03 x annual audited revenues of Micrografx for the 12 months ended June 30, 2001 (the product equalling $31.1 million), plus adjustments and limitations described above for the cash alternative.

   Receipt of Cash or Shares of Corel Common Stock Pursuant to Corel Participation Rights

   If Corel delivers shares of Corel common stock at the closing of the merger, Micrografx shareholders also will be entitled to receive one Corel participation right for each share of Micrografx common stock and Micrografx preferred stock held by them, on an as-converted basis. The terms and conditions applicable to the Corel participation rights will be set forth in the participation rights agreement to be entered into between Corel and Bank of New York, as trustee, substantially the form of which is attached to this prospectus/proxy statement as Annex B. See "--Participation Rights Agreement" below for further information about the Corel participation rights and the participation rights agreement. The holders of Corel participation rights are entitled to receive on the first anniversary of the closing of the merger either cash or shares of Corel common stock as follows:


   If the price of the Corel common stock on the first anniversary, determined by reference to the volume weighted average sales price of Corel common stock during the 20 consecutive trading day period ending on the first anniversary is equal to or less than the average Corel common stock closing price determined as set forth above, each Corel participation right is entitled to receive a per share cash value as follows:

   First anniversary per
   share cash value =
                               .50 x Adjusted Micrografx annual revenues
                               (applying the 1.03 multiple)

                               ------------------------------------------------
                               Number of outstanding shares of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, at closing

   If the average price of Corel common stock on the first anniversary determined in the manner described above is greater than the average Corel common stock price at the closing determined as set forth above, each Corel participation right is entitled to receive Corel common stock equal in value to the first anniversary per share cash value described immediately above, based on the average price of Corel common stock at the first anniversary, plus 18% of the appreciation in per share value of Corel common stock between the closing of the merger and the first anniversary of the closing, which is described as follows:

   First anniversary per
   share stock value =
                               .50 x Adjusted Micrografx annual revenues
                               (applying the 1.03 multiple)

                               ------------------------------------------------
                               Number of outstanding shares of Micrografx common stock and Micrografx preferred stock, on an as-converted basis, at closing

   First anniversary Corel
   common stockconversion ratio =
                               First anniversary per share stock value + (.18 x (Corel common stock first anniversary stock price--Corel common stock closing stock price))

                               ------------------------------------------------
                               Corel first anniversary stock price

Treatment of Micrografx Stock Options and Employee Stock Purchase Plan Options

 Micrografx Options

   At least ten days prior to the effective time of the merger, holders of outstanding options to acquire shares of Micrografx common stock under the Micrografx 1995 Incentive and Non-Statutory Stock Option Plan and the Micrografx 1995 Director Stock Option Plan will be given written notice by Micrografx that all outstanding options must be exercised, to the extent vested (including those that would vest as a result of the merger), not later than two business days before the effective time of the merger. Micrografx's notice will specify that the options may be exercised by payment of the exercise price in cash, or at the discretion of the optionholder, on a cashless basis. If the optionholder elects to exercise the options on a cashless basis, Micrografx will reduce the number of shares of Micrografx common stock delivered on exercise of the option by that number of shares having a value (based on the closing price of Micrografx common stock on the over-the-counter bulletin board on the exercise date, or $1.65, if greater) equal to the total exercise price of the options. To the extent that the outstanding options are not exercised, they will terminate and become null and void at the effective time of the merger.

   For example purposes only, if the closing price of Micrografx common stock on the exercise date was $2.00 per share and the optionholder has vested options for 1,000 shares of Micrografx common stock, exercisable at a price of $0.44 per share, then the holder could elect to exercise the options by paying the exercise price ($440) in cash or on a cashless basis. In a cashless exercise, the number of Micrografx shares issued would be reduced by 220 shares (the number of shares having a value equal to the total option exercise price of $440) and the holder would receive a "net" number of Micrografx shares equal to 780 shares.

   Each holder of unvested options with an exercise price of less than $1.65 per share will be paid cash by Micrografx immediately prior to the effective time of the merger in an amount equal to the product of the difference between $1.65 per share and the exercise price and the total number of shares issuable under the unvested options. Each unvested option with an exercise price of more than $1.65 per share will terminate and become null and void at the effective time of the merger.

 Micrografx Employee Stock Purchase Plan Options

   At least 30 days before the second business day prior to the effective time of the merger, Micrografx must provide written notice to all of the participants in the Micrografx Employee Stock Purchase Plan that all outstanding options under the Employee Stock Purchase Plan, to the extent exercisable (based on each participant's payroll deduction contributions through the date of exercise), may be exercised for a specified period of not less than 30 days from the date of the notice. At the end of the period, all outstanding options under the Employee Stock Purchase Plan will terminate.

Treatment of Warrants, Convertible Notes and Subordinated Convertible Debenture

 Warrants

   If Corel is entitled to, and Corel elects to, pay cash for all shares of Micrografx capital stock at closing, then all outstanding warrants to purchase shares of Micrografx capital stock will terminate. Otherwise, at the effective time of the merger, Corel will assume all of Micrografx's obligations under all of its outstanding warrants and the holders will be entitled to receive upon exercise the same amount of cash or number of shares of Corel common stock and Corel participation rights as the holders would have received if they had exercised the warrants prior to the effective time of the merger. The exercise prices following the merger for the warrants will be adjusted consistent with the conversion ratios described above.

 Convertible Promissory Notes

   Immediately prior to the effective time of the merger, all of the outstanding convertible promissory notes of Micrografx (convertible into approximately 973,180 shares of Micrografx common stock) will be converted into shares of Micrografx common stock in accordance with their terms and will thereafter receive the same consideration to be received by other Micrografx shareholders in the merger.

 Subordinated Convertible Debenture

   Following the effective time of the merger, Corel will redeem the subordinated convertible debenture dated as of April 16, 1999 issued by Micrografx to Intergraph Corporation in the original principal amount of $5.8 million. Intergraph and Micrografx have agreed that in the event that the Intergraph debenture is redeemed prior to October 31, 2001, Intergraph will accept $3.8 million, plus accrued interest, in full satisfaction of Micrografx's obligations to Intergraph under with the debenture.


Procedures for Exchange of Stock Certificates

   Corel will enter into an agreement with a bank or trust company to act as exchange agent, under which Corel must deposit with the exchange agent as of the effective time of the merger, for the benefit of the holders of Micrografx common stock and Micrografx preferred stock, the cash to be delivered to the holders if the cash alternative is elected by Corel or, otherwise, certificates representing the number of duly authorized whole shares of Corel common stock and the number of duly authorized Corel participation rights issuable in connection with the merger, in each event to be held for the benefit of the Micrografx shareholders.

   As soon as reasonably practicable after the effective time of the merger and not more than ten business days after the effective time, Corel will cause the exchange agent to mail to each holder of record of Micrografx common stock and Micrografx preferred stock a letter of transmittal with instructions to be used by the holder in surrendering certificates which, until the merger, represented shares of Micrografx common stock or Micrografx preferred stock in exchange for cash or for certificates representing shares of Corel common stock and Corel participation rights. Any delivery of cash or shares of Corel common stock and Corel participation rights may be reduced by the amount of any withholding taxes required under applicable law.

   On the surrender of Micrografx stock certificates to the exchange agent with a duly executed letter of transmittal, the holder of the certificates will receive:

  .  cash if Corel has elected the cash alternative; or

  . a certificate representing whole shares of Corel common stock (appropriately rounded up or down) and a certificate representing Corel participation rights.

In no event will Micrografx shareholders receive fractional shares or interest on any funds to be received in the merger.

   In the event of a transfer of ownership of Micrografx common stock or Micrografx preferred stock that is not registered in the stock transfer records of Micrografx, the consideration payable for the shares may be issued to a transferee if the certificate representing the shares of Micrografx capital stock is presented to the exchange agent together with all documents required to evidence and effect the transfer, and the person requesting the issuance pays or provides evidence to the reasonable satisfaction of Corel that all applicable stock transfer taxes have been paid or are not applicable.

   Until a certificate representing shares of Micrografx common stock or Micrografx preferred stock has been surrendered to the exchange agent, each certificate will after the effective time of the merger be deemed to represent only the right to receive cash or a combination of Corel common stock and Corel participation right as described above.

   Until the certificates are surrendered and assuming they are entitled to Corel common stock, Micrografx shareholders will not be entitled to vote on matters submitted to Corel shareholders, transfer or dispose of the Corel common stock or receive dividends, if any, declared by Corel. Certificates representing shares of Micrografx common stock or Micrografx preferred stock surrendered for exchange by affiliates of Micrografx must be accompanied by executed affiliate agreements.

   Any portion of the amounts deposited with the exchange agent that remain unclaimed by the former shareholders of Micrografx 12 months after the effective time of the merger will be delivered on demand to Corel, and the former shareholders of Micrografx who have not complied with the exchange procedures set forth in the merger agreement must look only to Corel (subject to abandoned property, escheat and other similar laws) as general creditors for payment of the cash or Corel common stock and Corel participation rights into which their shares of Micrografx common stock and Micrografx preferred stock have been converted.

The Merger Agreement

 Representations, Warranties and Covenants

   Under the merger agreement, Corel and Micrografx each made a number of representations and warranties to the other party, including representations and warranties relating to:

  .  organization and qualification and similar corporate matters;

  .  capital structure;

  . authorization, execution, delivery, performance and enforceability of the merger agreement and related matters;

  . the absence of conflicts under charter documents or bylaws, the existence of required consents or approvals and the absence of violations of any instruments or relevant law;

  . documents filed or to be filed with the Securities and Exchange Commission and the accuracy of the financial statements and other information contained therein;

  . absence of specified material adverse changes, other than those relating to general economic or industry conditions material litigation or material undisclosed liabilities;

  .  compliance with applicable laws and orders; and

  . the accuracy of the information supplied in connection with the preparation of the prospectus/proxy statement and related registration statement.

   Micrografx also made representations and warranties to Corel relating to:

  .  intellectual property matters;

  .  compliance with agreements;

  .  title to properties;

  .  tax, labor, insurance and employee benefit matters; and

  .  compliance with environmental laws.

   Micrografx has covenanted that until the consummation of the merger or the termination of the merger agreement, it will, among other things, maintain and conduct its business in the ordinary course consistent with past practice and will not amend its charter documents, incur any material obligations, make any capital expenditures or enter into any agreements or issue any shares of its capital stock, in each event other than in the ordinary course of its business consistent with past practice.

   Corel has agreed to fulfill the obligations of Micrografx under its charter documents and bylaws concerning indemnification of present and former officers and directors of Micrografx for a six-year period from the closing date of the merger and to use all commercially reasonable efforts to maintain in effect, if available at a premium of up to 200% of the premium presently paid by Micrografx, directors' and officers' liability insurance covering the individuals presently covered under Micrografx's existing insurance.

 Payment of Intergraph Debenture

   Corel has agreed to redeem following the effective time of the merger Micrografx's subordinated convertible debenture held by Intergraph Corporation dated as of April 16, 1999 in the original principal amount of $5.8 million. Intergraph has agreed that it will accept $3.8 million, plus accrued interest, in full payment of the debenture if the redemption payment is made on or before October 31, 2001. See "--Treatment of Warrants, Convertible Notes and Subordinated Convertible Debenture."


 Appointment of Micrografx Designee as Corel Director

   Corel has covenanted that its board of directors will at the effective time of the merger include a person nominated by Micrografx and mutually acceptable to Corel and Micrografx. Corel also has agreed to recommend and support the election to the Corel board of directors at Corel's 2002 annual shareholders' meeting of this director or another individual acceptable to Corel and nominated by the holders of a majority of the shares of Micrografx common stock held by holders owning 5% or more of the Micrografx common stock on the record date for the Micrografx special meeting. It is expected that James L. Hopkins, Micrografx's chairman, president and chief executive officer, will be Micrografx's nominee.

 Conditions to the Completion of the Merger

   The obligations of Corel and Micrografx to consummate the merger are subject to the satisfaction or waiver of each of the following conditions:

  . the accuracy in all material respects of the representations and warranties made by the other party, except for representations and warranties qualified by materiality which must be accurate as written;

  . the performance in all material respects by the other party of its covenants and agreements;

  .  the taking by each party of all necessary corporate actions;

  . the absence of any legal restraint or prohibition issued or pending by any court or governmental authority or any law or order that would prohibit or render illegal the merger or the other transactions set forth in the merger agreement;

  . the existence of all required consents, approvals, actions or filings with governmental authorities or other public or private third parties and the expiration or termination of any waiting period imposed by any governmental entity necessary for the consummation of the merger;

  . if Corel has not elected the cash alternative, the approval for listing on The Toronto Stock Exchange and the Nasdaq National Market of the shares of Corel common stock issuable at the effective time of the merger and at the first anniversary thereof;

  . the absence of the presently effective exercise on the close of business on the day following the Micrografx special meeting by more than 10% of the outstanding Micrografx common stock of dissenters' rights in connection with the merger; and

  . the delivery of specified ancillary documents and legal and (unless the cash alternative is elected by Corel) tax opinions.

 Limitation on Negotiations

   The merger agreement provides that Micrografx will not, directly or indirectly, solicit or encourage any inquiries or the making of any proposal or offer that constitutes or may reasonably be expected to lead to an alternative proposal from any person or engage in any discussions or negotiations or provide any confidential information to any person or group with respect to any proposal or otherwise knowingly facilitate any effort to attempt to make or implement an alternative proposal except as described below. The merger agreement also requires Micrografx to immediately notify Corel of any offer or proposal to enter into negotiations relating to an alternative proposal and to immediately terminate any existing activities, discussions or negotiations with respect to any of the foregoing. For purposes of the merger agreement, "an alternative proposal" means an inquiry, proposal or offer regarding any merger, consolidation or business combination involving Micrografx or any of its subsidiaries or any acquisition or similar transaction (including a tender or exchange offer) involving the purchase of:

  . all or any significant portion of the assets of Micrografx and its subsidiaries taken as a whole;

  .  20% or more of Micrografx's outstanding common stock; or

  .  20% or more of the outstanding shares of any subsidiary of Micrografx.

   The Micrografx board of directors may consider and engage in discussions or negotiations with, and furnish confidential information to, a third party who makes a bona fide, unsolicited alternative proposal if, before approval by Micrografx's shareholders of the merger agreement:

  . based on the advice of its outside counsel, the board of directors determines in good faith and in its reasonable judgment that the action is likely required for the Micrografx board of directors to comply with its fiduciary duties to its shareholders under applicable law;

  . based on the advice of Micrografx's financial advisor, the board of directors determines in good faith that the alternative proposal is reasonably likely to result in a "superior proposal"; and

  . Micrografx provides Corel with written notice of the alternative proposal with a description of its principal financial terms and conditions three business days before furnishing the information to or commencing the discussions with a third party.

   As defined in the merger agreement, a "superior proposal" means an alternative proposal (except that the applicable threshold percentage will be 50% rather than 20%) received by Micrografx with respect to which its board of directors has determined, based on the advice of Micrografx's financial advisor, that the consideration to be received by the Micrografx shareholders is superior from a financial point of view to that to be received by them in the merger, that the alternative proposal is superior and reasonably likely to be consummated, that the person or group making the alternative proposal will have adequate sources of financing to complete the alternative proposal and that the alternative proposal is more favorable and provides greater value to Micrografx's shareholders than the merger.

 Termination and Termination Fees

   Termination. The merger agreement may be terminated at any time prior to the effective time of the merger as follows:

  .  by mutual written consent of Micrografx and Corel;

  .  by Corel or Micrografx on written notice to the other if:

    . at any time after December 31, 2001, the merger has not been consummated and the failure to consummate the merger is not caused by a breach of the merger agreement by the terminating party;

    . the required approval of the Micrografx shareholders is not obtained following a vote held at a meeting of the shareholders (including at not more than two adjournments or postponements thereof);

    . there has been a material breach of any representation, warranty, covenant or agreement on the part of the non-terminating party that is not curable or is curable but has not been cured within the 30 days following receipt of written notice of the breach from the terminating party; or

    . any court or governmental authority has enacted, entered or enforced any law or order that has the effect of making illegal or otherwise restricting, preventing, enjoining or prohibiting consummation of the merger and has become final and nonappealable;

  . by Micrografx if the Micrografx board of directors determines in good faith and on the advice of outside counsel that termination of the merger agreement is required for the Micrografx board of directors to comply with its fiduciary obligations to shareholders by reason of an unsolicited bona fide alternative proposal that Micrografx's board of directors has determined is a superior proposal and after Corel has been given a reasonable opportunity to make an equivalent proposal to proceed with the merger; or

  . by Corel if the Micrografx board of directors or any committee thereof has withdrawn or modified in a manner adverse to Corel or failed to reconfirm its approval or recommendation of the merger agreement or the merger. An announcement by Micrografx that an alternative proposal is under consideration will be deemed a withdrawal or modification unless Micrografx's board of directors publicly reaffirms its original recommendation within ten business days after the announcement.

   If the merger agreement is validly terminated, the agreement will be null and void and the termination will be without liability of any party, except for liability for breach of the merger agreement and except for any provisions relating to solicitation and termination fees, confidentiality, fees and expenses and termination, which will survive.

   Termination Fee. Micrografx is required to make immediate payment to Corel of a termination fee equal to 3.5% of adjusted Micrografx annual revenues for the year ended June 30, 2001 (approximately $1.2 million based on the assumptions outlined under "--Merger Consideration"):


  . if Micrografx terminates the merger agreement as a result of its board of directors' good faith determination that termination of the merger agreement is necessary for the board of directors to comply with its fiduciary obligations in response to its receipt of a superior proposal;

  . if Corel terminates the merger agreement as a result of the Micrografx board of directors' withdrawal of or modification in an adverse manner or fails to reconfirm its recommendation of the merger agreement or the merger;

  . if an alternative proposal is made and the merger agreement is terminated by either party by reason of the failure of Micrografx to obtain the approval by its shareholders of the merger agreement and the merger and a definitive agreement with respect to the alternative proposal or any other alternative proposal is entered into within 12 months of the date of termination with the person or affiliate who made the original alternative proposal or within nine months of the date of termination with any other person;

  . if an alternative proposal is made and Corel terminates the merger agreement by reason of Micrografx's breach under the merger agreement or the existence of a nonappealable law or order making illegal or otherwise preventing the consummation of the merger (and provided that Micrografx has participated in the issue in respect of which the right of termination has been exercised) and a definitive agreement with respect to the alternative proposal or any other alternative proposal is entered into within 12 months of the date of termination with the person or affiliate who made the original alternative proposal or within nine months of the date of termination with any other person; or

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

  . if an alternative proposal is made and the merger agreement is terminated by either party by reason of the failure of the parties to consummate the merger by December 31, 2001 and a definitive agreement with respect to the alternative proposal or any other alternative proposal is entered into within 12 months of the date of termination with the person or affiliate who made the original alternative proposal or within nine months of the date of termination with any other person.

   In addition, on the occurrence of any of the termination events described above, except for the termination by Micrografx as a result of the existence of an alternative proposal and its board of directors' determination that the termination was necessary for it to comply with its fiduciary obligations to its shareholders, or if the required approval of Micrografx shareholders is not obtained, Micrografx will pay to Corel all of Corel's accounting, legal, investment and other out-of-pocket expenses incurred by Corel with respect to the transactions contemplated by the merger agreement. Notwithstanding the foregoing, if Corel exercises its option to acquire 80% of the outstanding capital stock of Image2Web for a purchase price equal to the amount outstanding under the bridge loan extended by Corel to Micrografx, then Micrografx will not be required to pay the termination fee to Corel. See "Approval of the Merger-- Bridge Loan Extended by Corel to Micrografx." In that circumstance, however, Micrografx will remain obligated to pay Corel's expenses.

 Waiver and Amendment

   At any time before the effective time of the merger, either Corel or Micrografx may:

  . extend the time for the performance of any of the obligations or other acts of the other party under the merger agreement;

  . waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement; or

  . waive compliance by the other party with any of the covenants, agreements or conditions contained in the merger agreement.

 Fees and Expenses

   Corel and Micrografx will each pay its own fees and expenses in connection with the merger agreement and the merger, whether or not the merger is completed, except that the filing fee in connection with any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the Competition Act (Canada) and the expenses (other than professional fees) and filing fees incurred in connection with preparing, printing and mailing this prospectus/proxy statement will be shared equally by Corel and Micrografx.

Participation Rights Agreement

 General

   The terms and conditions applicable to the Corel participation rights will be set forth in the participation rights agreement to be entered into between Corel and Bank of New York, as trustee, substantially the form of which is attached hereto as Annex B. The trustee will administer the participation rights agreement and also will act as paying agent thereunder on behalf of Corel. Corel is obligated under the terms of the participation rights agreement to pay all fees and expenses of the trustee and to otherwise pay all costs associated with the administration of the participation rights agreement.


 Assets Held for the Benefit of Holders of Corel Participation Rights

   Unless the cash alternative is elected by Corel, at the time of the closing of the merger Corel is required to deposit with the trustee cash in an amount equal to 50% of the adjusted Micrografx annual revenues, which is based on the assumptions enumerated above under "--Merger Consideration--Summary and Assumptions," and after applying the 1.03 multiple would be approximately $16.5 million, less any cash retained by Corel to


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

address the claims of dissenting Micrografx shareholders. The cash fund would be held in trust for the benefit of the holders of the Corel participation rights on the terms and subject to the conditions contained in the participation rights agreement. Pending application of the cash fund, the trustee is authorized to invest and reinvest the cash fund in specified permitted investments. To the extent that the cash fund is not adequate to make payment of any and all cash amounts due to the holders of the Corel participation rights, then under the terms of the participation rights agreement Corel is required to promptly deposit with the trustee additional cash amounts as necessary to make the payments. To the extent that the amounts held in the cash fund at any time exceed the maximum amount of cash that would be payable to all holders of Corel participation rights on the first anniversary of the closing of the merger (whether due to interest earned on the cash fund or otherwise), then, in the absence of any default under the participation rights agreement, Corel is entitled to withdraw any excess amount for its own account.

   If under the terms of the participation rights agreement, shares of Corel common stock are to be issued and delivered to holders of Corel participation rights at the first anniversary of the closing of the merger, then once this determination is made Corel is required to promptly issue and deliver to the trustee certificates evidencing the appropriate number of whole shares of Corel common stock for delivery to the holders.

 Rights and Obligations of Holders of Corel Participation Rights

   A holder of Corel participation rights will not have any rights as a Corel common shareholder and will not in his capacity as a holder of Corel participation rights be entitled to receive any dividends in respect of Corel common stock or to vote or otherwise receive notice of any meeting of Corel shareholders. If, in accordance with the terms of the participation rights agreement, a holder of Corel participation rights is entitled to receive shares of Corel common stock, then he will acquire the rights of a Corel common shareholder only after he has surrendered his certificates representing Corel participation rights. Corel participation rights may not be sold and are not otherwise transferable (except by devise or descent) and will not be listed or eligible for trading on any exchange or market. Until the surrender of his certificates, the registered owner of Corel participation rights will be treated as the owner of the rights for all purposes.

   As more particularly described under "--Merger Consideration--Closing Consideration," the holders of Corel participation rights are entitled to receive on the first anniversary of the closing of the merger either cash or shares of Corel common stock.

   Under the terms of the participation rights agreement, on the third business day following the first anniversary of the closing of the merger, on presentation of certificates representing Corel participation rights to the trustee at its office in New York City, Corel will pay to the registered holder the shares of Corel common stock or cash to which the holder is entitled.

   Any cash or shares of Corel common stock deposited with the trustee and remaining unclaimed for one year after the date on which the payment of cash or issuance of shares to holders is to be made under the participation rights agreement, must, at the request of Corel, be paid or delivered to Corel and discharged from the trust established under the participation rights agreement. The holder of a Corel participation right will thereafter, as an unsecured general creditor, look only to Corel for payment or delivery of the appropriate amount of cash or shares of Corel common stock.

 Dispositions and Defaults

   Under the terms of the participation rights agreement, in the event of any of the following "dispositions":

  . a business combination involving Corel as a result of which 50% or more of the shares of Corel common stock are disposed of;

  . a disposition, in one or a series of transactions, of all or substantially all of the assets of Corel; or

  . a reclassification of Corel common stock as any other capital stock of Corel or any other person;

then holders of Corel participation rights will be entitled to receive cash or securities depending on the per share value receivable in connection with the disposition by the holders of Corel common stock at the time of

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

the disposition, as compared with the average stock price of Corel common stock at the closing of the merger. If the per share value receivable in connection with the disposition is less than or equal to the Corel common stock price at closing, then the holders of Corel participation rights will be entitled to receive the same amount in cash that they otherwise would have received on the first anniversary of the closing of the merger. If, however, the per share value receivable in connection with the disposition by the holders of Corel common stock is greater than the Corel common stock price at closing, then the holders of Corel participation rights will be entitled to receive the consideration in the disposition to which they would have been entitled to receive had the Corel participation rights been settled for shares of Corel common stock immediately prior to consummation of the disposition. Any determinations or judgments as to what holders of Corel participation rights are entitled to receive in connection with a disposition must be made by Corel and an independent financial expert and, absent manifest error, will be final and binding on Corel and the holders of Corel participation rights. Under the terms of the participation rights agreement, as soon as practicable after consummation of a disposition, Corel must give each holder of Corel participation rights notice of the disposition and payment of the cash or other consideration to which the holders are entitled.

   If an event of default occurs under the participation rights agreement, then either the trustee or the holders of at least 25% of the outstanding Corel participation rights may declare the Corel participation rights due and payable immediately, and on that declaration, Corel must promptly pay to the holders thereof an amount in cash equal to that which would otherwise be payable on the first anniversary of the closing of the merger, plus interest at the rate of 10% per annum measured from the default payment date through the date payment is made or duly provided for. An event of default is defined under the participation rights agreement to be a default in the payment of all or any part of the cash amount payable in respect of the Corel participation rights, Corel's commencement of a voluntary case under any bankruptcy, insolvency or similar law, the appointment or taking possession by a receiver, liquidator or similar official or the entry of a decree or order for relief in respect of Corel that remains unstayed and in effect for 60 days in any involuntary case under any applicable bankruptcy, insolvency or similar law. In the event of any default in the issuance and delivery of listed shares of Corel common stock to holders of Corel participation rights, then Corel must pay to the holders a cash amount equal to the value of the shares of Corel common stock based on the then current market value plus interest at the rate of 10% per annum. Holders of the Corel participation rights may be required to indemnify the trustee before it is willing to take actions taken by the trustee on request of the holders.

 Amendments, Authorizations and Waivers Under the Participation Rights
 Agreement

   The participation rights agreement may be amended in some limited respects by Corel and the trustee acting alone and without the consent of any holders of Corel participation rights. The consent of the holders of not less than a majority of the outstanding Corel participation rights, together with the consent of Corel and the trustee, is required for other amendments, including those that would have the effect of modifying in any manner the rights of the holders under the participation rights agreement. However, some terms fundamental to the timing and calculation of the amount of monies or securities to which the holders are entitled cannot be amended without the consent of all affected holders. The consent of the holders of a majority of the outstanding Corel participation rights would be necessary to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the participation rights agreement or exercising any trust or power conferred on the trustee with respect to the Corel participation rights under the participation rights agreement or to waive any event of default.

Voting Agreements and Proxies

   One significant holder of Micrografx common stock and Micrografx preferred stock and all of Micrografx's directors and executive officers holding Micrografx common stock have entered into voting agreements with Corel in which they have agreed to vote their shares of Micrografx common stock and Micrografx preferred stock in favor of approval of the merger agreement and the merger. They also granted irrevocable proxies to an officer of Corel to vote their shares of Micrografx common stock and Micrografx preferred stock in favor of approval of the merger agreement and the merger. Approximately 3,254,406 shares of Micrografx common stock, or approximately 26.0% of the outstanding shares of Micrografx


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


common stock on September 10, 2001, and 420,000 shares of Micrografx preferred stock, or approximately 37.5% of the outstanding shares of Micrografx preferred stock on September 10, 2001, are subject to the voting agreements and irrevocable proxies.


   The voting agreements and proxies provide, among other things, the following:

  . agreements on the part of the Micrografx shareholders to vote all shares of Micrografx's capital stock held by them at the Micrografx special meeting and at any other shareholders' meeting and in every written consent solicited in favor of approval of the merger agreement and the merger and to not take any action inconsistent with their obligations under the voting agreements and proxies;

  . that the shareholders will not transfer any shares of Micrografx's capital stock, including shares obtained after the date of the related voting agreement and proxy;

  . the grant to an officer of Corel by the shareholders of an irrevocable proxy to vote the shares of Micrografx's capital stock in favor of the merger agreement and the merger and against alternative proposals;

  . various representations by the shareholders relating to ownership of their shares and authority to execute the voting agreements and to deliver the proxies; and

  . the provision of any additional consents or waivers required to complete the merger.

   The voting agreements and proxies terminate on the earlier to occur of the effective date of the merger or the date the merger agreement is terminated.

Bridge Loan Extended by Corel to Micrografx

   On August 28, 2001, Corel extended to Micrografx a $2.5 million bridge loan for operating capital and reduction of indebtedness. The bridge loan is non-amortizing and matures on January 31, 2002. Interest on the loan is due and payable on a quarterly basis following termination of the merger agreement and at maturity and accrues at a rate of 8.0% per annum. The default rate, whether at maturity or upon acceleration or otherwise, is 10.0% per annum.


   The loan is guaranteed by Image2Web and is secured by all of the assets of Image2Web and by a pledge of all of the outstanding stock of Image2Web by Micrografx.


   The covenants of the loan are more restrictive than the covenants in the merger agreement. The loan prohibits other borrowings and limits future liens, business combinations and asset sales, investments and transactions with affiliates.

   Events of default under the terms of the bridge loan include, without limitation:

  .  payment defaults;

  .  covenant defaults;

  .  cross defaults under other borrowings;

  .  the assessment of judgments against Micrografx;

  .  a change of control of Micrografx;

  .  the termination of the merger agreement;

  . the failure of the security interests granted pursuant to the terms of the loan to be perfected and a first priority; and

  . the occurrence of any event would reasonably be expected to result in a material adverse effect on the business, assets, operations, prospects or condition, financial or otherwise, of Micrografx and its subsidiaries taken as a whole.

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


   Following an event of default, Corel may accelerate the loan and, in the event of Micrografx's failure to timely repay the loan, exercise creditor rights against Micrografx.


   Micrografx has granted to Corel an option to purchase 80% of the Image2Web stock for a purchase price equal to the amount of the loan owing from time to time. The option will be exercisable only on the:

  .  default of Micrografx in the repayment of the bridge loan;

  . failure of Micrografx's shareholders to approve the merger agreement and the merger; or

  . termination of the merger by either Micrografx or Corel in accordance with the terms of the merger agreement.

   The option will expire on June 30, 2002.


   If Corel elects to exercise the option and acquire the Image2Web stock, then the termination fee set forth in the merger agreement will not be payable. See "The Merger Agreement and Participation Rights Agreement--The Merger Agreement--Termination and Termination Fees."

   In addition, Micrografx has granted to Corel a right of first refusal with respect to sales of the remaining 20% of the outstanding Image2Web stock. This right remains in effect for five years from the effective date of the loan, subject to the earlier expiration of the option.


Regulatory Approvals

   CBCA Application. In Canada, a trust indenture or similar instrument, such as the participation rights agreement, which is established between an issuer of a debt, where the issuer is incorporated under the CBCA, and a trustee for that debt must comply with Part VIII--Trust Indentures of the CBCA. Part VIII of the CBCA describes the obligations and requirements of an issuer on the entering into of a trust indenture if the debt obligations are part of a distribution to the public. The purpose of Part VIII is to ensure that the terms and conditions of the trust indenture provide adequate protection for the securityholders. Subsection 82(3) of the CBCA provides that the director appointed under the CBCA may exempt a trust indenture from the requirements of
Part VIII of the CBCA if the debt obligations issued and the security interest effected by the trust indenture are subject to a law of a province of Canada or of a foreign country that is substantially equivalent to Part VIII of the CBCA. A trust indenture governed by the United States Trust Indenture Act of 1939, as amended by the Trust Indenture Reform Act of 1990, is considered to have provisions that are substantially equivalent to Part VIII of the CBCA. Corel has filed an exemption application with the director appointed under the CBCA. The CBCA director has 30 days from receipt of the application to grant or refuse the application. See "The Merger Agreement and Participation Rights Agreement--Participation Rights Agreement."


   Other Laws. Micrografx and Corel conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the merger. Micrografx and Corel are currently in the process of reviewing whether other filings or approvals may be required or desirable in these other jurisdictions. Some of these filings may not be completed prior to closing and some of these approvals, which are not as a matter of practice required to be obtained prior to effectiveness of a merger transaction, may not be obtained prior to closing.

   No filings are required to be made and no approvals are required to be obtained pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the Competition Act (Canada). However, any time before or after the consummation of the merger, the Department of Justice, the Federal Trade Commission, state attorneys general, the antitrust regulatory agencies of various foreign countries or a private person or entity could challenge the merger under antitrust laws and seek, among other things, to enjoin the merger or to cause Corel to divest itself, in whole or in part, of Micrografx or other businesses conducted by Corel. Based on the information available to them, Corel and Micrografx believe that the merger will not violate the United States federal, state or Canadian or other foreign antitrust laws.

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

Listing of Corel Common Stock

   The completion of the merger is conditioned on Corel receiving approval for the conditional listing on The Toronto Stock Exchange and the Nasdaq National Market of the shares of Corel common stock to be issued to the Micrografx shareholders in the merger. The Corel participation rights will not be listed on any exchange nor will they transferable or tradeable by Micrografx shareholders.

Anticipated Accounting Treatment

   In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, effective for all business combinations initiated after June 30, 2001, which requires that the purchase method of accounting be used for all business combinations initiated after that date. Corel will apply SFAS 141 to the merger.

   In June 2001 the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001, but also to be applied immediately to any business combinations consummated after June 30, 2001. SFAS 142 requires that goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, including goodwill recorded in past business combinations, but will be subject to annual impairment tests in accordance with the new guidelines. Other intangible assets will continue to be amortized over their useful lives. Corel will apply SFAS 142 to the merger.

   The total purchase price will be allocated to the assets acquired and liabilities assumed based on their respective fair values. To the extent that this purchase price exceeds the fair value of the net tangible assets acquired at the effective time of the merger, Corel will allocate the excess purchase price, based on independent expert valuation, to intangible assets which will include purchased in-process research and development and acquired technology, with the remainder to other intangibles and/or goodwill.

Material United States Federal Income Tax Consequences

 In General

   The following discussion is a general summary of the United States federal income tax considerations anticipated to be material to a Micrografx shareholder who is a United States person or a holder of a Micrografx option who is a United States person in connection with the merger. Locke Liddell & Sapp LLP, counsel to Micrografx, and Milbank, Tweed, Hadley & McCloy LLP, counsel to Corel, have both reviewed this discussion and are of the opinion that it correctly sets forth the material United States federal income tax consequences to United States Micrografx shareholders and United States holders of Micrografx options as a result of the merger.


   Subject to the terms and conditions set forth below, and as described in more complete detail thereafter, the following summarizes some of the principal United States federal income tax consequences of the merger:


  .  If the Micrografx shareholders receive solely cash in the merger:


    . the merger will be treated as a taxable stock sale by the United States Micrografx shareholders; and


    . each United States Micrografx shareholder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the shares of Micrografx stock disposed of.


  . If the Micrografx shareholders receive Corel common stock and Corel participation rights in the merger:


    . the merger of Micrografx and Calgary I Acquisition Corp. should qualify as a reorganization under Section 368(a) of the Internal Revenue Code;


    . none of Corel, Calgary I Acquisition Corp., or Micrografx will recognize any gain or loss;


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


    . the tax consequences to the United States Micrografx shareholders are uncertain due to the receipt of the Corel participation rights and whether or not the open transaction method of reporting is available to the United States Micrografx shareholders.


   The tax consequences to Micrografx shareholders or optionholders who are not United States persons (as described below) involve tax considerations that are beyond the scope of this discussion. Each Micrografx shareholder and optionholder who is not a United States person is advised to consult its tax advisor to determine the United States federal, state, local and foreign tax consequences of the merger and ownership of Corel common stock applicable to the Micrografx shareholder or optionholder.


   Generally, a United States person is:


  .  an individual that is a citizen or resident of the United States;


  . a corporation, partnership or other entity, other than a trust or estate, created or organized in or under the laws of the United States or any political subdivision thereof;


  . an estate the income of which is subject to United States federal income taxation regardless of its source; or


  . a trust if, in general, a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.



   The discussion does not intend to be exhaustive of all possible tax considerations; for example, the discussion does not contain a description of any state, local or foreign tax considerations (except where otherwise specifically noted in this prospectus/proxy statement). In addition, the summary discussion is intended to address only those United States federal income tax considerations that are generally applicable to a United States Micrografx shareholder or optionholder who holds Micrografx stock or a Micrografx option, respectively, as a capital asset, and it does not discuss all aspects of United States federal income taxation that might be relevant to a specific United States Micrografx shareholder or optionholder in light of particular investment or tax circumstances.

   In particular, the discussion does not purport to deal with all aspects of taxation that may be relevant to United States Micrografx shareholders or optionholders subject to special treatment under the United States federal income tax laws, including, without limitation: individual retirement and other tax-deferred accounts; banks and other financial institutions; insurance companies; tax-exempt organizations; dealers, brokers or traders in securities or currencies; persons subject to the alternative minimum tax; persons who hold their common stock as part of a straddle, hedging, synthetic security, conversion transaction or other integrated investment consisting of Micrografx or Corel common stock and one or more other investments; persons whose functional currency is other than the United States dollar; persons who received their common stock as compensation in connection with the performance of services or on exercise of options received as compensation in connection with the performance of services; persons eligible for tax treaty benefits; and foreign corporations, foreign partnerships, other foreign entities and individuals who are not citizens or residents of the United States. In addition, the following discussion, including the legal opinions discussed below, does not address the United States federal income tax consequences to any United States Micrografx shareholder or optionholder who will own 5% or more of either the total voting power or the total value of the outstanding Corel common stock after the merger, determined after taking into account ownership under the applicable attribution rules of the Internal Revenue Code and Treasury regulations.

   The information in the discussion is based on the federal income tax laws as of the date of this document, which include:

  .  the Internal Revenue Code;

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

  . current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code;

  .  the legislative history of the Internal Revenue Code;

  . current administrative interpretations and practices of the Internal Revenue Service, or IRS, (including its practices and policies as expressed in private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling); and

  .  court decisions.

   There is a risk that future legislation, Treasury regulations, administrative interpretations and court decisions will significantly change the current law or adversely affect existing interpretations of the federal income tax laws. Any change could apply retroactively to transactions preceding the date of the change and neither Corel nor Micrografx undertakes to inform the United States Micrografx shareholders or optionholders of any change. There is a risk that the statements set forth in the following summary discussion (which do not bind the IRS or the courts) will be challenged by the IRS and will not be sustained by a court if so challenged.

   The discussion is not intended to be, and should not be construed by the United States Micrografx shareholders or optionholders as, tax advice. Therefore, each United States Micrografx shareholder and optionholder is urged to consult with its tax advisor to determine the United States federal, state, local and foreign tax consequences of the merger and the ownership of Corel common stock, including the particular facts and circumstances that may be unique to the shareholder or optionholder.

 United States Federal Income Tax Consequences to United States Micrografx Shareholders

   Consequences if Micrografx Shareholders Receive Solely Cash in the Merger


   If Corel is entitled to, and elects to, pay cash for all shares of Micrografx capital stock at closing, Calgary I Acquisition Corp., a subsidiary of Corel, will be merged with and into Micrografx and the Micrografx shareholders will receive solely cash in exchange for their Micrografx stock. For United States federal income tax purposes, this will be treated as a taxable stock sale by the United States Micrografx shareholders on which capital gain or loss will be recognized by each shareholder in an amount equal to the difference between the amount of cash received by the shareholder in the merger and the shareholder's adjusted tax basis in the shares of Micrografx stock disposed of.


   Consequences if Micrografx Shareholders Receive Corel Common Stock and Corel Participation Rights in the Merger


      Consequences if the Merger Qualifies as a Reorganization for United States Federal Income Tax Purposes


     If Corel is not entitled to, or does not elect to, pay cash for all shares of Micrografx capital stock at closing, then Micrografx will be merged with and into Calgary I Acquisition Corp. and the Micrografx shareholders will receive shares of Corel common stock and Corel participation rights in exchange for their Micrografx stock. It is a closing condition that Milbank, Tweed, Hadley & McCloy provide an opinion to Corel, and Locke Liddell & Sapp provide an opinion to Micrografx, to the effect that if Corel is not entitled, or does not elect, to pay cash for all shares of Micrografx capital stock at closing, the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. These tax opinions will be subject to assumptions and qualifications and assume the truth and accuracy as of closing of some representations of Corel, Calgary I Acquisition Corp. and Micrografx, including representations in some certificates delivered to counsel by the respective managements of Corel, Calgary I Acquisition Corp. and Micrografx.

     Assuming the merger is treated as a reorganization within the meaning of
  Section 368(a) of the Internal Revenue Code, and subject to the limitations and qualifications referred to herein, the merger

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

  described in the preceding paragraph should result in the following United States federal income tax consequences:

      . Recognition of Gain or Loss by Corel, Calgary I Acquisition Corp. and Micrografx:


       None of Corel, Calgary I Acquisition Corp. or Micrografx will recognize any gain or loss as a result of the merger.


      .  Recognition of Gain or Loss by United States Micrografx
         Shareholders:


       The tax consequences to the United States Micrografx shareholders are uncertain. There are no federal income tax laws addressing the tax treatment of the receipt of deferred rights that are similar to the Corel participation rights in a reorganization within the meaning of
    Section 368 of the Internal Revenue Code.


              .  Recognition of Gain if Open Transaction Method Applies:


         United States Micrografx shareholders who receive participation rights may be able to report the transaction using the open transaction method. Under this method, a United States Micrografx shareholder who receives cash on the first anniversary following the closing may be able to delay reporting gain, if any, until the shareholder actually receives cash pursuant to the participation rights. When payments of cash are received, each United States Micrografx shareholder would recognize any capital gain in an amount equal to the lesser of the amount of cash received, other than to the extent a portion of the cash received (determined using the applicable federal rate) is treated as interest and taxable as ordinary income, and the amount, if any, by which the sum of the fair market value of the Corel common stock received at closing and the amount of cash received at the first anniversary of the closing of the merger (other than the amount of cash treated as interest and taxable as ordinary income) exceeds the shareholder's adjusted tax basis in the Micrografx capital stock disposed of in the merger. If a United States Micrografx shareholder receives Corel stock on the first anniversary of the closing of the merger, the shareholder will recognize no income or gain, other than to the extent that a portion of the shares received (determined using the applicable federal rate) is treated as interest and taxable as ordinary income. The open transaction method has been upheld by courts where taxpayers receive deferred payment obligations if the obligations have no ascertainable fair market value. Regulations promulgated by the Treasury Department also recognize the validity of the open transaction method, but limit its applicability to rare and extraordinary situations in which the value of the contingent obligation cannot reasonably be ascertained. United States Micrografx shareholders may determine that the fair market value at the closing of the Corel participation rights cannot reasonably be ascertained due to the substantial contingencies imposed under the participation rights agreement. This determination may be supported by the fact that:

                 . cash payments with respect to the Corel participation rights will be made to the holders of the Corel participation rights only if the Corel stock price at the first anniversary of the closing of the merger is equal to or less than the Corel stock price at the closing; and

                 . no cash will be provided if the Corel stock price at the first anniversary of the closing of the merger is greater than the Corel stock price at the closing.

              .  Recognition of Gain if Open Transaction Method Does Not
                 Apply:


         If a United States Micrografx shareholder does not report the transaction pursuant to the open transaction method or if a United States Micrografx shareholder does report the transaction pursuant to the open transaction method and the IRS is successful in asserting that the shareholder is not entitled to report the transaction using the open transaction method, the United States Micrografx shareholder would be required to recognize capital gain, if any, on receipt of the Corel common stock and Corel participation rights at closing. The amount of the

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      capital gain that would be recognized by the shareholder, however, is uncertain. One possibility is that the shareholder would recognize capital gain equal to the lesser of:

                 . the fair market value at the closing of the shareholder's right to subsequently receive cash under the Corel participation rights; and

                 . the amount by which the sum of the fair market value at the closing of the Corel common stock and the Corel participation rights received at the closing exceeds the shareholder's adjusted tax basis in the Micrografx capital stock disposed of in the merger.

         Any determination of fair market value would be required to take into account the contingent nature of the participation rights. Any amount of cash distributed on the first anniversary date in excess of the value placed on these rights at closing would be taxable to the United States Micrografx shareholder in the year received. A portion of the excess amount (determined using the applicable federal rate) received would be treated as interest and taxable as ordinary income, with the balance taxed as capital gain. If the aggregate distributions of cash to a United States Micrografx shareholder were less than the value placed on the participation rights at closing, the shareholder would be treated as incurring a capital loss in the year of final distribution.


         Because of the lack of legal authority with respect to the applicability of the open transaction method, each United States Micrografx shareholder is urged to consult its tax advisor concerning the recognition of gain, if any, resulting from the transaction.

              . Recognition of Loss by United States Micrografx Shareholders and Applicability of Installment Method:


         A United States Micrografx shareholder will not be entitled to recognize loss, if any, on receipt of shares of Corel common stock and Corel participation rights at closing in exchange for the Micrografx capital stock disposed in the merger.

         The installment method is not available to transferors of stock or securities traded on an established securities market. Micrografx common stock is currently traded on the over-the-counter bulletin board. Because Treasury regulations define established securities market as including any over-the-counter market, the installment method will not be available to United States Micrografx common shareholders to report gain from the receipt of cash pursuant to the Corel participation rights.

      .  United States Micrografx Shareholders' Tax Bases in Corel Common
         Stock:


              .  Tax Bases if Open Transactions Method Applies:


         Assuming the open transaction method applies, if a United States Micrografx shareholder receives additional shares of Corel common stock pursuant to its Corel participation rights, the aggregate tax basis of the shareholder's Corel common stock received in the merger (including Corel common stock subsequently received pursuant to the Corel participation rights other than Corel common stock that is treated as interest and taxable as ordinary income) will be equal to the aggregate tax basis of the Micrografx capital stock disposed of in the merger. The aggregate tax basis of each United States Micrografx shareholder's Corel common stock received pursuant to the Corel participation rights that is treated as interest and taxable as ordinary income will be equal to the fair market value of the stock at the time of receipt. If the open transaction method applies but each United States Micrografx shareholder subsequently receives cash pursuant to its Corel participation rights, the aggregate tax basis of the shareholder's Corel common stock received in the merger will be equal to the aggregate tax basis of the Micrografx stock surrendered in the merger, increased by the amount of gain recognized by the shareholder and


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

      decreased by the amount of cash paid to the shareholder pursuant to the Corel participation rights (other than cash received pursuant to the Corel participation rights that is treated as interest and taxable as ordinary income).

              .  Tax Bases if Open Transaction Method Does Not Apply:


         If the open transaction method does not apply, the method by which a United States Micrografx shareholder would determine the tax basis in its Corel common stock is uncertain. One possible method is as follows. If a United States Micrografx shareholder subsequently receives additional shares of Corel common stock pursuant to its Corel participation rights, the aggregate tax basis of the shareholder's Corel common stock received in the merger (including Corel common stock subsequently received pursuant to the Corel participation rights other than Corel common stock that is treated as interest and taxable as ordinary income) will be equal to the aggregate tax basis of the Micrografx capital stock disposed of in the merger, increased by the amount of gain recognized on the closing and decreased by the fair market value at the time of receipt of the participation rights of the contingent right to receive cash pursuant to the Corel participation rights. The aggregate tax basis of each shareholder's Corel common stock received pursuant to the Corel participation rights that is treated as interest and taxable as ordinary income will be equal to the fair market value of the stock at the time of receipt. If, however, a United States Micrografx shareholder subsequently receives cash pursuant to its Corel participation rights, the aggregate tax basis of the shareholder's Corel common stock received at the closing will be equal to the aggregate tax basis of Micrografx stock disposed of in the merger, increased by the amount of gain recognized by the shareholder on the closing and decreased by the fair market value at the time of receipt of the contingent right to receive cash pursuant to the Corel participation rights.

         If the open transaction method does not apply, each United States Micrografx shareholder should consult with its tax advisor regarding the computation of the tax basis in its Corel common stock.

      . United States Micrografx Shareholders' Holding Periods of Corel Common Stock:


       The holding period of Corel common stock received by each United States Micrografx shareholder in the merger (other than Corel common stock received pursuant to the Corel participation rights that is treated as interest and taxable as ordinary income) will include the period for which the Micrografx stock surrendered in exchange therefor was held for tax purposes, provided that the Corel stock is held as a capital asset at the time of the merger. Any United States Micrografx shareholder receiving Corel common stock pursuant to the Corel participation rights that is treated as interest and taxable as ordinary income will have a new holding period with respect to the stock beginning at the time it is received.


      .  Recognition of Gain or Loss by Dissenting United States
         Micrografx Shareholders:


       United States Micrografx shareholders who perfect their dissenters' rights under law and receive payment for their Micrografx capital stock in cash and who do not own any shares of Corel common stock (either actually or constructively within the meaning of Section 318 of the Internal Revenue Code) following the receipt of the cash will generally recognize capital gain or loss measured by the difference between the amount of cash received and the shareholder's adjusted tax basis in the Micrografx capital stock disposed of.


      .  Information Returns


       United States Micrografx shareholders will be required to attach a statement to their tax returns for the year of the merger that contains the information listed in Treasury Regulations Section 1.368-3(b). The statement must include the shareholder's adjusted tax basis in the shareholder's Micrografx stock and the number of shares and the value of the Corel common stock received.

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   Consequences if the Merger Does Not Qualify as a Reorganization for United
   States Federal Income Tax Purposes


   Although it is a condition to closing, unless Corel elects the cash alternative, that Milbank, Tweed, Hadley & McCloy provide an opinion to Corel, and Locke Liddell & Sapp provide an opinion to Micrografx, to the effect that the merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, these opinions are subject to qualifications, assumptions and representations and are not binding on the IRS or the courts. If the IRS were to successfully assert that the merger does not constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code and assuming the open transaction method applies, each United States Micrografx shareholder would be required to recognize capital gain, if any, in the year of the closing to the extent that the fair market value of the Corel common stock received by the shareholder in the merger exceeds the shareholder's adjusted tax basis in the Micrografx capital stock disposed and no United States Micrografx shareholder would be entitled to recognize loss in the year of the closing. Cash or additional Corel common stock subsequently received pursuant to the Corel participation rights on the first anniversary of the closing would be taxed as capital gain in the year of the first anniversary of the closing, but only to the extent that the fair market value of the additional stock or the amount of cash (other than additional Corel common stock or cash that is treated as interest and taxable as ordinary income) when added to the fair market value of the stock received at the closing exceeds the sum of the adjusted tax basis in the Micrografx stock disposed of and the gain previously recognized in the year of the closing. A United States Micrografx shareholder would be entitled to recognize capital loss in the year of the first anniversary of the closing to the extent that the shareholder's adjusted tax basis in the Micrografx capital stock disposed of at closing exceeds the sum of (i) the fair market value of the additional Corel common stock or the amount of cash received at the first anniversary of the closing of the merger (other than cash or Corel common stock that is treated as interest and taxable as ordinary income) and (ii) the fair market value of the Corel common stock received at the closing. Each United States Micrografx shareholder's aggregate basis in any Corel common stock received in accordance with this paragraph (including any additional Corel common stock subsequently received pursuant to the Corel participation rights as interest) would equal the fair market value of the stock at the time of receipt, and the holding period for the stock would begin the day after it is received.


   If the IRS were to successfully assert that the merger does not constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code and the open transaction method did not apply, each United States Micrografx shareholder would be required to recognize capital gain or loss in the year of the closing based on the difference between the sum of the fair market value of the Corel common stock and the fair market value of the Corel participation rights received by the shareholder, and the shareholder's adjusted tax basis in the Micrografx capital stock disposed of. When cash or additional Corel common stock is subsequently distributed to a Micrografx shareholder pursuant to the Corel participation rights, and if the amount of the cash or the fair market value of the additional Corel common stock is greater or less than the value of the Corel participation rights at closing, the shareholder would recognize a capital gain or loss in the year the cash or additional Corel common stock was distributed in an amount equal to the difference (other than to the extent the cash or additional Corel common stock is treated as interest and taxable as ordinary income). Each United States Micrografx shareholder's aggregate basis in any Corel common stock received in accordance with this paragraph (including any additional Corel common stock subsequently received pursuant to the Corel participation rights as interest) would equal the fair market value of the stock at the time of receipt and the holding period for the stock would begin the day after it is received.


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


   Consequences of Holding Corel Common Stock


      In General


   Cash dividends (including the amount of any Canadian taxes withheld thereon) paid with respect to Corel common stock generally will be includible as ordinary income in the gross income of a United States shareholder when the dividends are actually or constructively received to the extent of Corel's current and accumulated earnings and profits as determined for United States federal income tax purposes. Dividends paid in Canadian dollars will be includible in a United States dollar amount based on the exchange rate in effect on the day of receipt by the shareholder (or the shareholder's agent). Any gain or loss recognized upon a subsequent sale or conversion of the Canadian dollars for a different amount will be United States source ordinary income or loss. Dividends generally will be foreign source income. Any Canadian withholding tax paid by or for the account of any United States shareholder with respect to the dividends will be eligible, subject to generally applicable limitations and conditions, for credit against the United States shareholder's United States federal income tax liability, but generally will be passive income or financial services income which is treated separately from other types of income for foreign tax credit limitation purposes. Dividends on Corel common stock will not be eligible for the dividends-received deduction allowed to corporations with respect to dividends paid by United States corporations.

   If distributions made by Corel were to exceed Corel's current and accumulated earnings and profits as determined for United States federal income tax purposes, the excess would be treated as a non-taxable return of capital to the extent of the United States shareholder's adjusted basis in the common shares, and thereafter as capital gain.

   Subject to the passive foreign investment company rules discussed below, United States shareholders will recognize capital gain or loss on the sale or other disposition of shares of Corel common stock held by the United States shareholder. Generally, this capital gain or loss will be long-term capital gain or loss if the United States shareholder's holding period for such common shares exceeds one year. Long-term capital gain of a non-corporate United States shareholder is generally subject to a maximum tax rate of 20%.

      Consequences if Corel is Determined to be a Passive Foreign Investment Company

   In general, a foreign corporation is a passive foreign investment company, or a PFIC, for any taxable year in which a United States holder owns stock in the corporation and:

  . 75% or more of its gross income consists of passive income (such as dividends, interest, rents and royalties); or

  . 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income.

   Cash and cash equivalents, among other types of assets, are considered to produce, or to be held for the production of, passive income for purposes of applying the second test set forth above. As of May 31, 2001, Corel had $127.2 million of cash, cash equivalents, restricted cash and marketable securities on hand. These balances may either increase or decrease from the amount on hand as of May 31, 2001. Accordingly, Corel may be or may subsequently become a PFIC if in any tax year the average quarterly value of all Corel's assets that produce, or are held for the production of, passive income (including cash) equals or exceeds 50% of Corel's gross assets. Because the PFIC determination is made annually on the basis of facts and circumstances that may be beyond Corel's control (including fluctuations in the market value of Corel's stock), and because this discussion is being provided prior to the close of Corel's taxable year in which a Micrografx shareholder may acquire Corel stock, it cannot be assured that Corel will not be a PFIC for this year or future years.


   If Corel were a PFIC for any taxable year, a United States shareholder that held Corel common stock in that taxable year would be required to file an IRS form 8621 and would thereafter generally be subject to

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

special rules with respect to some distributions made by Corel on the common stock and with respect to gains from dispositions of common stock. In general, a United States shareholder would be required to allocate excess distributions (i.e., any distributions to the extent they exceed 125% of the average of the distributions actually received in the three preceding tax years) or any gains, as the case may be, ratably over its holding period for the common stock. That portion of any excess distributions or gains allocated to a prior taxable year, other than a year prior to the first year in which Corel was a PFIC, would effectively be taxed at the highest United States federal income tax rate in effect for that year with respect to ordinary income. In addition, the United States shareholder would be subject to an interest charge on the resulting tax liability determined as if that tax liability had been due with respect to the particular taxable year. The portion, if any, of excess distributions or gains not so allocated to a prior taxable year of the United States shareholder in which Corel was a PFIC would be included in the United States holder's income for the taxable year of the particular distribution or disposition and taxed as ordinary income.

   The foregoing rules with respect to excess distributions and dispositions may be avoided if a United States shareholder is eligible for and timely makes either a valid "qualifying electing fund" election, in which case the United States shareholder generally would be required to include in income on a current basis its pro rata share of Corel's ordinary income and net capital gains, or a valid "mark-to-market" election. Corel can provide no assurances that it will complete the actions necessary for United States shareholders to make a qualifying electing fund election in the event that Corel is to be considered a PFIC for any taxable year. If a mark-to-market election is made, the United States shareholder will include in ordinary income each year the excess, if any, of the fair market value over the adjusted tax basis of its common stock. The United States shareholder also will be allowed an ordinary loss each year of the excess, if any, of the adjusted tax basis over the fair market value of its common stock, but only to the extent of the net amount of previously included income as a result of the mark-to-market election. The United States holder's tax basis in the common stock will be adjusted to reflect any such income or loss amounts. Assuming the common stock is treated as marketable stock for purposes of the PFIC rules, the mark-to-market election would be available with respect to the common stock.

   Due to the possibility that Corel could be determined to constitute a passive foreign investment company, United States Micrografx shareholders are urged to consult their tax advisors regarding the consequences of owning an investment in a passive foreign investment company.

 Backup Withholding

   Under the Internal Revenue Code, a United States Micrografx shareholder may be subject, under some circumstances, to backup withholding with respect to the amount of cash, if any, received in the merger, any dividends paid on the Corel common stock received in the merger and the proceeds from the sale, exchange or redemption of the Corel common stock received in the merger, unless the shareholder provides proof of an applicable exemption or a correct taxpayer identification number to Corel and otherwise complies with applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the shareholder's United States federal income tax liability, provided the required information is furnished to the IRS.

 United States Federal Income Tax Consequences to United States Micrografx Optionholders

   The United States federal income tax consequences to United States Micrografx optionholders will depend on the particular Micrografx stock plan under which the options were issued and whether the holder exercises the option or is cashed out. The following summary is not comprehensive and therefore holders of options should consult their tax advisors regarding the tax consequences of the options.

   Micrografx 1995 Director Stock Option Plan. Outstanding options under the Micrografx 1995 Director Stock Option Plan are nonstatutory stock options. In general, if the holder exercises the options prior to the closing, the holder will recognize ordinary income when the option is exercised in an amount equal to the

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

excess of the fair market value of the Micrografx stock received over the option price paid. The tax basis of the Micrografx stock received will be its fair market value when received. The Micrografx stock received on the exercise of these options will convert into either cash or shares of Corel common stock and Corel participation rights in the merger on the same terms as all other outstanding shares of Micrografx capital stock. See tax consequences above for the tax consequences to United States Micrografx shareholders on receiving either cash or Corel common stock and Corel participation rights in exchange for their Micrografx stock. If, on the other hand, the holder of one of these options instead receives a cash payment from Micrografx in exchange for the option, the holder will recognize ordinary income in the amount of the cash received at the time it is received.

   Micrografx 1995 Incentive and Non-Statutory Stock Option Plan. Outstanding options under the Micrografx 1995 Incentive and Non-Statutory Stock Option Plan include both nonstatutory stock options and incentive stock options, or ISOs. The holders of nonstatutory stock options under this plan will have the same tax consequences as the holders of options under the Micrografx 1995 Director Stock Option Plan discussed above. The tax consequences to holders of ISOs who elect to exercise their options prior to the closing, and to holders who elect to be cashed out, are described below.

   (1) ISOs Exercised Prior to the Closing. If the holders of ISOs exercise their options prior to the closing, the following tax consequences apply. Although there is no regular United States federal income tax triggered on the exercise of an ISO, an amount equal to the excess of the fair market value of the Micrografx stock received over the option price paid is includable in the holder's alternative minimum taxable income. If the holder of shares acquired on exercise of an ISO makes a disposition of the ISO shares within two years from the date the ISO was granted or one year from the date the ISO was exercised, the holder will recognize ordinary income at the time of the early disposition.

     (a) Consequences if Corel Is Not Entitled to, or Does Not Elect to, Pay Cash for All Shares of Micrografx Capital Stock at Closing. If the holder exercises ISOs prior to the closing, and the resulting shares of Micrografx capital stock convert into the right to receive shares of Corel common stock and Corel participation rights in the merger, this would not be considered a disposition. The holder's shares of Corel common stock received in the merger would be subject to the rules applicable to ISO shares, triggering the recognition of ordinary income if the Corel shares were disposed of within two years from the date the ISO was granted or one year from the date the ISO was exercised. See "--United States Federal Income Tax Consequences to United States Micrografx Shareholders" above for the tax effect on receiving Corel common stock and Corel participation rights in exchange for Micrografx capital stock.

     (b) Consequences if Corel Is Entitled to, and Elects to, Pay Cash for All Shares of Micrografx Capital Stock at Closing. If the holder exercises ISOs prior to closing, and in the merger Corel elects to pay cash in exchange for the resulting Micrografx shares, this would be an early disposition of the ISO shares. In an early disposition, the holder will recognize ordinary income equal to the excess, if any, of the lesser of the amount realized on the early disposition or the fair market value of the shares on the date of exercise, over the option price. The excess, if any, of the amount realized on the early disposition of the shares over the fair market value of the shares on the date of exercise will be short-term capital gain, provided the holder holds the shares as a capital asset at the time of early disposition. If a holder disposes of the shares for less than his or her basis in the shares, the difference between the amount realized and his or her basis will be a short-term capital loss, provided the holder holds the shares as a capital asset at the time of disposition.

   (2) Incentive Stock Options Not Exercised Prior to the Closing. If, on the other hand, the holder of an ISO elects to receive a cash payment from Micrografx at closing, the holder will recognize ordinary income in the amount of the cash received at the time the cash is received.

   The foregoing summary discussion does not purport to be a complete analysis or discussion of all potential United States federal income tax effects relevant to the merger. The discussion is included for general information purposes only and may not apply to a particular Micrografx shareholder or optionholder in light of the shareholder's or optionholder's particular circumstances. Micrografx

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

shareholders and optionholders should consult their tax advisors as to the particular tax consequences to them of the merger, including tax return reporting requirements, applicability and effect of United States federal, state, local and foreign tax laws and possible future changes and interpretations thereof, which can have retroactive effects.

Material Canadian Federal Income Tax Consequences

   The following is a discussion of the material Canadian federal income tax consequences to some Micrografx shareholders who acquire Corel common stock and Corel participation rights or cash as a result of the merger and Micrografx optionholders who receive cash from Corel.

   This summary is applicable to a Micrografx shareholder or optionholder who, for purposes of the Income Tax Act (Canada) and at all relevant times:

  .  is neither a resident nor deemed to be a resident of Canada;

  . deals at arm's-length with and is not affiliated with Micrografx and Corel;

  . holds any Micrografx shares, and will hold any Corel common stock and Corel participation rights, as capital property;

  . does not use or hold and is not deemed to use or hold Micrografx shares, and will not use or hold and will not be deemed to use or hold any Corel common stock and Corel participation rights, in connection with carrying on a business in Canada; and

  . to whom any Corel common stock and Corel participation rights will not otherwise constitute "taxable Canadian property."

   Micrografx shares, Corel common stock and Corel participation rights will generally be considered to be capital property to a non-resident holder for purposes of the Income Tax Act (Canada) unless the non-resident holder holds Corel common stock or Corel participation rights in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the holder acquired the shares or Corel participation rights as part of a transaction considered to be an adventure or concern in the nature of trade.

   Corel common stock and Corel participation rights will generally not be taxable Canadian property to a non-resident holder at the time of a disposition or deemed disposition of Corel common stock or Corel participation rights unless, at that time, the Corel common stock is not listed on a prescribed stock exchange, which includes the Nasdaq National Market and The Toronto Stock Exchange, or, at any time during the 60-month period immediately preceding that time, the non-resident holder, persons with whom the non-resident holder did not deal at arm's--length or the non-resident holder together with those persons, owned or had an interest in or a right to acquire (including the Corel participation rights) 25% or more of the issued shares of any class or series of shares of the capital stock of Corel or the Corel common stock or Corel participation rights were deemed to be taxable Canadian property.

   This summary is not applicable to a non-resident holder which is an organization exempt from tax in the United States and described in Article XXI of the Canada-United States Income Tax Convention or a non-resident holder which is a non-resident insurer carrying on an insurance business in Canada and elsewhere.

   This discussion is based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Income Tax Act (Canada) and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof and counsel's understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the publicly announced proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action nor does it take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein.

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

   Non-resident holders of Micrografx shares should consult with their tax advisors for advice relating to the tax consequences to them having regard to their own particular circumstances.

   Disposition of Micrografx Shares. A non-resident holder will not be subject to tax in Canada on any capital gain realized on the disposition of Micrografx shares as a result of the merger.

   Corel Participation Rights. Payments to a non-resident holder pursuant to the Corel participation rights, whether in cash or Corel common stock, should not be subject to tax in Canada. Although Corel's Canadian counsel has advised Corel that such payments should not be subject to Canadian withholding tax under current law, Corel will be required to withhold 25% (unless reduced under an applicable bilateral tax treaty) of all or a portion of any payments made pursuant to the Corel participation rights if required by applicable law at the time of such payments. There can be no assurance that the Canadian tax laws or the interpretation thereof will not change, whether by legislative, governmental or judicial actions from the laws and the interpretations thereof on which Corel's Canadian counsel has based its advice.

   Dividends on Corel Common Stock. Subject to the provisions of an applicable bilateral tax treaty, Canadian withholding tax at a rate of 25% will be payable on dividends paid or credited, or deemed to be paid or credited, by Corel to a non-resident holder on Corel common stock. In the case of a non-resident holder that is the beneficial owner of the dividends and a resident of the United States for purposes of the Canada-United States Income Tax Convention, the rate of withholding tax will generally be reduced to 15% of the gross amount of the dividends. The 15% rate will be reduced to 5% where a non-resident holder is a company and is the beneficial owner of at least 10% of the voting stock of Corel.

   Disposition of Corel Common Stock. A non-resident holder will not be subject to tax in Canada on any capital gain realized on the disposition of Corel common stock.

   Dissenting Micrografx Shareholders. A non-resident holder who dissents from the merger and receives from the surviving entity of the merger the fair value of the holder's Micrografx shares held by the holder will not be subject to tax in Canada on the amounts received.

Dissenters' Rights

   Any Micrografx shareholder of record may exercise dissenters' rights in connection with the merger by properly complying with the requirements of Articles 5.11, 5.12 and 5.13 of the TBCA. The information that follows is a general summary of dissenters' rights and as a summary is qualified by and not a substitute for the provisions of Articles 5.11, 5.12 and 5.13 of the TBCA. The full text of these Articles is set forth in Annex E. The required procedure set forth in Articles 5.11, 5.12 and 5.13 of the TBCA must be followed exactly or you may lose your right to dissent from the merger.

   Any shareholder who desires to dissent from the merger must file a written objection to the merger with the Corporate Secretary of Micrografx, 8144 Walnut Hill Lane, Suite 1050, Dallas, Texas, 75231, prior to the meeting. The written notice must state that the shareholder will exercise his right to dissent if the merger is consummated and give the shareholder's address to which notice of effectiveness of the merger should be sent. A vote against the merger is not sufficient to perfect a shareholder's statutory right to dissent from the merger. If the merger is consummated, each shareholder who sent notice to Micrografx as described above and who did not vote in favor of the merger will be deemed to have dissented from the merger. Failure to vote against the merger will not constitute a waiver of the dissenters' rights; on the other hand, a vote in favor of the merger will constitute a waiver. Corel, or its subsidiary that survives the merger, will be liable for any payments to dissenting shareholders.

   If the merger is approved by Micrografx's shareholders and subsequently becomes effective, Micrografx must notify the dissenting shareholders within ten days in writing that the merger has occurred. Each dissenting shareholder so notified must, within ten days of the delivery or mailing of the notice, make a written demand

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on Micrografx for payment of the fair value of the dissenting shareholder's shares as estimated by the dissenting shareholder. Failure to follow this procedure will constitute a waiver of his dissenter's rights by the dissenting shareholder. The demand must state the number and class of the shares owned by the dissenting shareholder and the fair value of the shares as estimated by the dissenting shareholder. The fair value of the shares will be the value of the shares as of the date immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the merger. Dissenting shareholders who fail to make a written demand within the ten-day period will be bound by the merger and lose their rights to dissent. Within 20 days after making a demand, the dissenting shareholder must submit his or her certificates to Micrografx for notation thereon that the demand has been made. Dissenting shareholders who have made a demand for payment of their shares will not be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for their shares pursuant to the provisions of the TBCA and the right to maintain an appropriate action to obtain relief on the basis of fraud.

   Within 20 days after receipt of a dissenting shareholder's demand letter as described above, Micrografx must deliver or mail to the dissenting shareholder written notice:

  . stating that Micrografx accepts the amount claimed in the demand letter and agrees to pay that amount within 90 days after the effective date of the merger on surrender of the certificates duly endorsed by the dissenting shareholder; or

  . containing Micrografx's written estimate of the fair value of the shares of Micrografx stock together with an offer to pay the amount within 90 days after the effective date of the merger if Micrografx receives notice, within 60 days after the effective date of the merger, stating that the dissenting shareholder agrees to accept that amount and on surrender of the certificates duly endorsed by the dissenting shareholder.

   In either case, the dissenting shareholder will cease to have any ownership interest in Micrografx following consummation of the merger.

   If the dissenting shareholder and Micrografx agree on the fair value of the shares within 60 days after the effective date of the merger, Micrografx will pay the fair value to the dissenting shareholder within 90 days of the effective date of the merger or immediately on surrender of the certificates duly endorsed. On payment of the agreed value, the shareholder will cease to have any interest in the shares or in Micrografx.

   If the dissenting shareholder and Micrografx cannot agree on the fair value of the shares within 60 days after the effective date of the merger, the dissenting shareholder may, within 60 days of the expiration of the initial 60-day period, file a petition in any court of competent jurisdiction in Dallas County, Texas requesting a finding and determination of the fair value of the dissenting shareholder's shares. Each dissenting shareholder is not required to file a separate petition. If one dissenting shareholder files a petition, Micrografx must file, with the clerk of the court in which the petition was filed, a list containing the names and addresses of the dissenting shareholders with whom agreements as to the value of their shares have not been reached. The court will give notice of the time and place of the hearing on the petition to the dissenting shareholders included on the list. Dissenting shareholders so notified by the court will be bound by the final judgment of the court regarding the fair value of the shares. If no petition is filed within the appropriate time period, then all dissenting shareholders who have not reached an agreement with Micrografx on the value of their shares will be bound by the merger and lose their rights to dissent.

   After a hearing concerning the petition, the court will determine which dissenting shareholders have complied with the provisions of the TBCA and have become entitled to the valuation of, and payment for, their shares and will appoint one or more qualified appraisers to determine the value of the shares of Micrografx stock in question. The appraiser will determine the value and file a report with the court. The court will then in its judgment determine the fair value of the shares of Micrografx. The judgment of the court will be binding on Micrografx and on all dissenting shareholders receiving notice of the hearing. This value may be more than, less than or equal to what is received by non-dissenting shareholders. The court will direct Micrografx to pay

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the amount, together with interest thereon beginning 91 days after the effective date of the merger to the date of judgment, to the dissenting shareholders entitled to the payment. The judgment will be payable on the surrender to Micrografx of the certificates fully endorsed by the dissenting shareholder. On payment of the judgment, the dissenting shareholder will cease to have any interest in the certificates. All court costs will be allotted between the dissenting shareholders and Micrografx in the manner the court determines to be fair and equitable.

   Any dissenting shareholder who has made a written demand on Micrografx for payment of the fair value of his Micrografx stock may withdraw the demand at any time before payment for his shares has been made or before a petition has been filed with an appropriate court for determination of the fair value of the shares. If a dissenting shareholder withdraws his demand, or if he is otherwise unsuccessful in asserting his dissenters' rights, the dissenting shareholder will be bound by the merger and his status as a former shareholder will be restored without prejudice to any corporate proceedings, dividends or distributions which may have occurred in the interim. In the absence of fraud in the transaction, a dissenting shareholder's statutory right to appraisal is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the merger.

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                              MICROGRAFX BUSINESS

Overview

   Micrografx develops and markets graphics software for business use in the areas of process management, technical illustration, business diagramming and digital image processing. Additionally, Micrografx supports the business use of its technology through consulting, training and development services.

   Historically, Micrografx has developed a variety of graphics oriented software products. The technologies used in these products included:

  .  image editing;

  .  three dimensional, or 3D, object rendering;

  .  basic drawing tools for both the consumer and corporate markets;

  .  greeting card software for the personal creativity market;

  .  flowcharting;

  .  process simulation; and

  .  technical drawing.

   In fiscal year 1997, Micrografx's management and board of directors concluded that Micrografx did not have the critical mass to continue to support the number of technologies it was pursuing. Micrografx determined that the greatest future value was in pursuing solutions for the business market and de-emphasizing the consumer market. While pursuing this change in direction, the challenge has been to achieve profitability in the face of phasing out technologies that did not fit into the long-term strategy of Micrografx and changing the internal infrastructure and employee skill sets to line up with Micrografx's long-term strategy.

   The first significant steps in the strategic change process were:

  . The licensing of Micrografx consumer technologies of drawing, greeting card and consumer image editing to Cendant Software Corporation, effective June 30, 1998 and

  . The assignment of Micrografx's distribution rights for American Greetings(R), CreataCard(R) Gold(TM) and CreataCard(R) Plus(TM) to The Learning Company in August of 1998.

   These agreements ended Micrografx's development and distribution of these products and mostly completed Micrografx's de-emphasis of the consumer market in order to focus on the enterprise process management and business graphics markets. The combined value of these licensing and assignment agreements was approximately $21.0 million. The $21.0 million was recognized as technology licensing revenue in varying amounts from the fourth quarter of 1998 through the fourth quarter of 1999.

   Micrografx is currently concentrating on two areas of business software: enterprise process management and graphic products.

  . The principal enterprise process management products are iGrafx Professional(TM), iGrafx Process(TM), Micrografx FlowCharter(R) and Optima(R).

  . The principal graphics products are iGrafx Designer(TM), ActiveCGM(TM), Micrografx Graphics Suite(R), Picture Publisher(R), Simply3D(R), Webtricity(TM) and OnSwitch(TM), the solution produced by Image2Web.

   The underlying technologies provide the opportunity to develop significant solutions for businesses in addition to licensing the basic technologies to businesses for general use.

   Micrografx was initially organized as a partnership in June 1982 and was subsequently incorporated in the State of Texas in March 1984. Micrografx's principal executive offices are located at 8144 Walnut Hill Lane,

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Suite 1050, Dallas, Texas 75231, and its telephone number is (469) 232-1000.
Micrografx's United States operations are based in Dallas, Texas, with business units located in Dallas, Texas, Portland, Oregon and Annapolis, Maryland. International subsidiaries are located in the United Kingdom, France, Germany, Italy, the Netherlands, Switzerland, Australia and Japan.

Micrografx's Business Strategy and Products

   Micrografx develops and markets software tools and solutions that are targeted toward business needs for enterprise process management and graphics products. While some of the graphics products applications are written for the UNIX(R) environment, Micrografx's products are generally designed for PCs and servers utilizing the Microsoft Windows(R) operating environments, which include Windows 95, Windows 98, Windows 2000 and Windows NT.

   Due to the rapid change in technology related to PCs and competitive market conditions, Micrografx is continually updating and refining its products. To keep pace with the market, Micrografx seeks to release new versions of its products every 18 to 24 months with minor upgrade releases more often. Significant versions and the release date for English versions of Micrografx's products are discussed below with the product to which it relates.

Enterprise Process Management Applications

   Every business has key processes that can be broken down into smaller processes, each eventually describing specific activities across the organization. Enterprise process management tools help management supervise this key sequence of events and assist the organization to perform at optimal levels. Micrografx believes that the benefits of enterprise process management, or EPM, for businesses may include faster time to market with products, improved cost effectiveness and increased product quality. Today, most businesses address these issues using a single department or project. Micrografx believes that while this by-department or by-project methodology can yield short-term success, it is a self-limiting approach. EPM delves deeper by providing a disciplined, systematic approach with the potential to yield greater long-term benefits across departments and functional areas of the organization.

   Micrografx believes that graphical visualization software tools provide the best way to document and communicate process information, allowing people to comprehend more information and mentally process more complexity than was possible before. Sophisticated process management tools--when used to their fullest potential--can add significant value, extending far beyond electronic processes. These tools can be used to assess all of the critical factors (such as cycle times, costs, etc.) tied to each step in any kind of process, and can reveal ways to make the system faster, more cost-effective, more efficient or quality oriented, or any combination of these.

   Process management is a cycle that occurs in three stages: documentation, improvement and management.

    . Documentation stage of process management. The documentation stage creates a snapshot of how the business operates today. This stage can be the most labor-intensive, often requiring a great deal of information gathering and data entry. The best tools for this stage make input intuitive and fast. Documentation can be made far more efficient by drawing the process rather than manually writing out the process. Also, when the process must be communicated to others, Micrografx believes that it is far easier for the human mind to digest and understand the flow of a process when it is presented visually.

    . Improvement stage of process management. The improvement stage addresses issues such as lowering costs, reducing time-to-market and improving quality. In some cases, just the act of documentation identifies obvious inefficiencies that can be easily remedied. Aside from the obvious process flaws that reveal themselves, however, process simulation is the cornerstone of process improvement initiatives. Process simulation tools allow users to enter key variables and

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       constraints into a process flow, run the simulation, then see where inefficiencies lie. Simulation also allows for "what-if" analysis to determine the optimal solution in a process.

    . Management stage of process management. Management of all of an organization's process information is the highest level of sophistication in process management. Management provides efficient storage, access and distribution systems across an organization. At this point, the question is no longer "What is the best process?" but rather "How can I apply this best process so that it is utilized across my organization consistently?"

   Micrografx provides tools for each stage of the cycle:

    . iGrafx(TM) Professional(TM). iGrafx(TM) Professional(TM) provides a leading-edge technology base for Micrografx's ongoing process management tool development initiatives. Below the surface, iGrafx Professional(TM) incorporates one of the industry's most advanced graphics engines, with superior display and printing technologies designed specifically for the needs of process management. iGrafx Professional(TM) creates powerful, interactive diagrams of business processes, workflow, computer networks, web sites and databases. iGrafx Professional(TM) is fully extensible via Microsoft's Visual Basic for Applications, or VBA, for powerful custom solutions and incorporates iGrafx iShapes(TM) technology. iGrafx Professional(TM) is the next generation of Micrografx's FlowCharter(R) product. iGrafx Professional(TM) was released in March 1999 and iGrafx FlowCharter(R) 2000 Professional was released in November 2000.

    . iGrafx(TM) Process(TM). iGrafx(TM) Process(TM), an extension of the iGrafx Professional(TM) technology, is a process management tool that wraps an easy-to-use interface around a high-end process simulation engine. iGrafx Process(TM) provides robust modeling and simulation capabilities for companies striving to improve internal processes. It is designed to model business processes and perform "what-if" simulations on most business scenarios, allowing the management team to analyze and experiment with company processes without directly impacting the business. Customers are using iGrafx Process(TM) to communicate about processes, reduce cycle times, eliminate bottlenecks, understand capacity constraints, re-deploy limited resources and more. iGrafx Process(TM) is fully extensible via VBA for powerful custom solutions and incorporates iShapes(TM) technology. iGrafx Process(TM) is the next generation of Micrografx's Optima(R) product, which is no longer actively marketed. iGrafx Process(TM) was released in March 1999 and iGrafx Process(TM) 2000 was released in October 2000.

    . iGrafxProcess(TM) Central. iGrafx(TM) Process(TM) Central is a central repository that integrates with iGrafx Professional(TM) and iGrafx Process(TM) to give stakeholders "real-time", quick access to all enterprise process data and saves users time developing enterprise models by linking and reusing models whenever possible. It also provides comprehensive repository capabilities such as access and security control, concurrency control, versioning and configuration management. iGrafx Process(TM) Central Viewer is available only with iGrafx Process Central. The freely deployed iGrafx Process(TM) Central Viewer gives read-only and query access to iGrafx Process(TM) Central repositories. iGrafx Process(TM) Central was released in January 2001.

Graphics Products Applications

   The graphics products group consists of technical illustration products, heritage products and digital image processing solutions.

 Technical Illustration Products

   Businesses are looking for help to increase productivity and profitability by using the web and related technologies. Micrografx offers standards-based products and services that enable businesses to leverage valuable investments in technical graphics like engineering drawings, technical illustrations, schematics and

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diagrams, and to optimize them for use in innovative web-based applications.
These web-based applications include parts catalogs, technical documentation, shop-floor viewing and real-time monitoring and control systems. The transferability and reusability of technical graphics, particularly for production-oriented businesses, enable the development of web-based product information systems that span the organization--from the main office to engineering and from design to the shop floor. This information system is particularly valuable when businesses use Micrografx's technology to hotspot graphics and hyperlink to related data, creating "intelligent graphics."

   Micrografx has developed the following technical graphics applications:

  . Intelligent Graphics Server. Intelligent Graphics Server, or iGS, is a high performance server specifically designed for creating graphics on demand or quickly and easily changing existing graphics in high volume Internet-enabled enterprise applications. iGS is able to merge drawings with other drawings and with data from external sources such as database tables or flat files. Some of the intended uses for iGS include:

    .  illustrated parts catalogs;

    .  interactive electronic technical manuals, computer-based training;

    .  real-time monitoring and control systems; and

    .  geographical information system applications.

     iGS was released in May 2000.

  . iGrafx Designer(TM). iGrafx Designer(TM) is the technical graphics solution that bridges the gap between computer aided design, or CAD, and camera-ready. It provides a rich graphical tool set that supports an incredibly diverse range of file types, including many UNIX(R)-based CAD/CAM systems. Engineering departments and technical publishers alike can take advantage of iGrafx Designer's(TM) powerful, flexible functionality to create rich, presentation-quality graphics that can be easily utilized in Microsoft Office documents, presentations, web and intranet pages and much more. With leading edge, full-featured tools for image editing and three dimension, iGrafx Designer(TM) is a complete graphics solution designed for the exacting needs of today's designers and technical graphics users. iGrafx Designer(TM) is the next generation of Micrografx's Designer(R) product, which is no longer actively marketed. iGrafx Designer(TM) was released in June 1999.

  . ActiveCGM(TM)Publishing Suite. ActiveCGM(TM) Publishing Suite lets users create, view and add hyperlinks and animation to technical graphics. ActiveCGM(TM) allows attribute information to be linked to graphics components. Using ActiveCGM(TM) and HTML, the text markup language for the web, authors can easily create high-quality, interactive graphics-driven documents that are compact and efficient for Internet distribution. The suite is comprised of ActiveCGM(TM) Author, ActiveCGM(TM) Runtime, ActiveCGM(TM) Browser and VP-Active and is based on a native implementation of CGM. It is the first standards-based software suite designed to support the creation and delivery of intelligent graphics on the web. ActiveCGM(TM) was obtained from Intergraph Corporation with the purchase of InterCAP in April 1999 and ActiveCGM(TM) version 7 was released in March 2000.

  . Illustrator2 and Mondello. Illustrator2 and Mondello are for professional technical illustrators working in manufacturing, aerospace, defense, electronics and heavy equipment industries. They provide the missing link in computer-aided publishing by replacing the drawing board and automating the graphics segment of the publishing process. These products help professional illustrators create, edit and manage high-quality artwork containing raster images, continuous-tone images and vector line art. Illustrator2 is for a UNIX based platform while Mondello is for Windows NT and both were obtained from Intergraph with the purchase of InterCAP in April 1999.

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 Heritage Products

   Micrografx also has the following graphics tools:

  . Graphics Suite(R). Graphics Suite(R) is a suite of four software applications: Picture Publisher(R), Simply3D(R), Designer(R) and FlowCharter(R). Graphics Suite(R) 2 Enterprise was released in December 1997.

  . Picture Publisher(R). Picture Publisher(R), the long-time leader in easy-to-use, yet powerful, full-featured image editing, also provides full functionality for creating compelling web pages. Picture Publisher(R) contains 10,000 stock photos and clip art images, 500 seamless Internet textures, 250 TrueType(TM) fonts, as well as effects, filters, creative macros, templates, interactive wizards and on-line tutorials. Picture Publisher(R) 8 was released in February 1998.

  . Simply3D(R). Simply3D(R), an innovative, intuitive tool, takes 3D technical power from simple logos to complex, micron-accurate technical illustrations, with rendering and animation easy enough for the occasional user. Simply3D(R) allows the user to create professional-quality 3D text, web graphics and animations for all kinds of projects, including web sites, print, video, multimedia and even interactive 3D scenes for Microsoft PowerPoint(R) presentations. Simply3D(R) contains 1,000 3D drag-and-drop objects and 800 professional-quality textures as well as many lighting setups, animations and deformations. Simply3D(R) 3 was released in February 1998.

  . Webtricity(TM). Webtricity(TM) is a suite of three powerful, professional-level applications that give users the ability to make compelling graphics and animation for the web. The suite includes Picture Publisher(R), Simply3D(R), Draw 6 and Media Manager(R). Webtricity(TM) 2 was released in May 1998.

 Digital Image Processing

   Micrografx believes that currently, the delivery of product content for e-commerce is inefficient and labor intensive. Product images and their related meta-data are being transformed with minimal automation. The data that relates to the image is often disconnected or misplaced so that even the most basic information such as product description, list price, sale price, model number of stock keeping unit, or SKU, may not be available in a timely, efficient manner or may not match up with the delivery of the product image to the web site. Micrografx believes that the cost and complexity in managing this e-commerce product data prevents sites from offering their visitors the minimum necessary experience to fully portray their wares and effectively engage in e-commerce.

   OnSwitch(TM), the initial solution of Micrografx's wholly owned Image2Web subsidiary, automates the lengthy and complex processes required to prepare, maintain and personalize product information for e-commerce. OnSwitch(TM) focuses on all the product information that is needed for e-commerce with a special focus on product imagery. Through OnSwitch(TM), customers' sites are supported by an open connectivity platform that can automatically acquire, aggregate, analyze, transform and publish all image and related product data required to successfully present a product offering on the web, while drastically reducing the time and overhead costs involved.

Solutions Consulting

   In order to address specific customer needs, Micrografx has solutions consulting groups to assist the enterprise process management and graphics products business units. During the selling process, if it is determined that a customer needs functionality beyond that of the current applications, the solutions consulting groups will provide a means to meet the customer's requirements. In the enterprise process management area, the solution generally involves VBA coding in the iGrafx Development application, which was created specifically for this purpose. In the graphics products area, modifications are generally made to the existing product to satisfy the customer need. These groups are comprised of highly specialized engineers, software developers and technical graphics artists . These consultative teams deliver innovative process, web and

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e-commerce-based solutions to businesses who want to use the Internet and related technologies for competitive advantage. Micrografx packages standards-based technology with industry best practices through customization of its applications often with other custom or off-the-shelf software tools. Whether acting as the project lead or as part of a multi-vendor partnership, Micrografx believes that its flexibility, adaptability and proven methodology empowers organizations to maximize their solutions investments.

Micrografx's Localization

   Micrografx localizes its business products for distribution in foreign countries by translating user interfaces, packaging and marketing materials and product documentation. Most of Micrografx's products have been localized into various languages, including German, French, Japanese, Italian and Spanish.

Micrografx's Marketing and Distribution

   Micrografx has sales organizations in most of the major markets of the world, including the United States, Germany, France, the United Kingdom, Italy, Switzerland, Australia and Japan. In addition, Micrografx has agents in the Netherlands, Denmark, Switzerland, Spain and Poland. In 2001, approximately 53% of Micrografx's revenues were generated outside the United States, with approximately 45% from Europe and approximately 8% from Asia Pacific.

   Micrografx typically operates with very little backlog of unshipped orders because it can ship products within a few days of receipt of a purchase order. Micrografx distributes its products through the following channels: corporate sales force, distributors and resellers, direct to end users and through OEMs.

   Corporate sales force. Micrografx has corporate sales representatives located in its offices in the United States as well as in Germany, France, the United Kingdom, Italy, the Netherlands, Australia, Japan, Denmark, Switzerland, Spain and Poland. The direct sales organization consists of regionally based sales representatives. Sales made by the corporate sales force are often fulfilled through the distributor and reseller channels.

   Distributors and resellers. Micrografx also markets its products through independent, non-exclusive distributors and resellers located in approximately 35 countries around the world. Distributors include Computer 2000, Ingram Micro and Tech Data Corporation. Resellers include Corporate Software, Inc., Gruber Consultrade, MicroCenter, Inc., Snapp LLC and Softmart, Inc. In fiscal 2001, Micrografx's sales to Ingram Micro accounted for 13% of its net revenues, while no other customer accounted for more than 10% of its net revenues. In fiscal 2000, Micrografx's sales to Ingram Micro accounted for 15% of its net revenues, while no other customer accounted for more than 10% of its net revenues. Micrografx offers sales incentives, training, technical support and promotional aids to some resellers. Micrografx has distributorship agreements with all distributors and resellers. These agreements are cancelable by either party with specified prior written notice, and none of these agreements contain minimum or required purchase commitments by the distributor or reseller.

   Direct sales to end-users. Micrografx promotes its products through direct marketing techniques designed to reach existing and potential customers. These techniques include "one-on-many" seminars and trade show events. Micrografx uses third-party fulfillment companies located in the United States, Europe and Japan to get products to the end users.

   OEMs. Micrografx licenses some of its products to OEMs under agreements that give the OEMs the right to distribute copies of Micrografx's products with the OEM's equipment or software, typically PCs, printers, scanners and other corporate software solutions. During fiscal 2001, Micrografx had OEM agreements with companies including Gerber Garmet Technology, Inc., Honeywell, Inc., Matrox Graphics and Siemens Building Technologies, Inc.

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Promotion and Advertising

   Micrografx's marketing organization is responsible for worldwide product marketing, planning, positioning, market strategy and communicating marketing plans to Micrografx's sales offices. Local personnel in each sales territory develop the marketing mix by coordinating media placement, direct mail, public relations and channel sales management. Micrografx uses outside agencies to develop the following:

  .  marketing literature;

  .  advertisements;

  .  brochures;

  .  demonstration diskettes; and

  .  packaging.

   Micrografx also uses outside public relations agencies.

   Micrografx routinely conducts promotions with resellers, distributors, OEMs and major customers in an effort to increase sales of its products. On a limited basis, Micrografx advertises in the PC industry trade press and other business publications. To build awareness, Micrografx offers trial and preview versions with some of its software products and participates in industry trade events.

Product Support

   Micrografx offers technical support to its customers through the telephone or the Internet. Technical support is provided for a fee on either a pay-per-incident plan paid by credit card charge or through a pre-purchased annual support plan. Technical support business hours are from 8:00 a.m. to 6:00 p.m. Dallas, Texas time, Monday through Friday in the United States. Internet support is provided 24 hours a day, 7 days per week via support databases, user forums or downloadable files. Micrografx has product support internally for North American customers and generally outsources these activities to independent, third party service providers in Europe, Japan and Australia.

Product Development

   Micrografx has a continuing program of product development directed toward the enhancement of existing products based on current and anticipated customer needs. Micrografx's research and product development effort also emphasizes introduction of new products to broaden Micrografx's product line and to reach larger segments of the market.

Competition

   The PC graphics software market is highly competitive. Micrografx's competitors include many independent applications software vendors, such as Microsoft, Adobe and Macromedia, Inc. The primary competitor for Micrografx's enterprise process management products is Microsoft's Visio product; and the primary competitors for the Micrografx's technical graphics products are Autotrol, Macromedia, Inc., Enigma, Inc., Adobe and ITEDO Software.

   Most of the Micrografx's competitors, as well as a number of potential competitors, have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than Micrografx. Micrografx's competitors could develop products that are superior to Micrografx's applications software products or that will achieve greater market acceptance. This could result in reduced sales of Micrografx's applications software products.

   Micrografx believes that the principal competitive factors in Micrografx's market include:

  .  customer demand;

  .  product capabilities;

  .  ability to extend product to meet specific customer needs;

  .  ease of understanding and operating the software;

  .  product reliability;

  .  price/performance characteristics;

  .  name recognition; and

  .  availability and quality of support services.

   Micrografx believes that its products currently compete favorably with respect to these factors.

Product Protection

   Micrografx attempts to protect its ownership rights in its software products with patents, trademarks, copyrights, trade secret laws and nondisclosure safeguards, as well as contractual restrictions on copying, disclosure and transferability that are incorporated into its software license agreements. Despite these restrictions, it may be possible for competitors or users to copy aspects of Micrografx's products to obtain information that Micrografx regards as proprietary. Existing laws protecting intellectual property are helpful but imperfect aids in preventing unauthorized copying and use of Micrografx's products. Monitoring and identifying unauthorized copying and use of software can be difficult, and software piracy is a persistent problem for the software industry.

   Micrografx believes that because of the rapid technological change in the computer software industry, trade secret and copyright protection are less significant than other competitive factors such as the knowledge, ability and experience of Micrografx's personnel, name recognition and ongoing product innovation.

Trademarks

   Micrografx, the Micrografx logo, Image2Web, Picture Publisher(R), PhotoMagic, Optima(R), Micrografx FlowCharter(R), NetworkCharter(TM), Micrografx Graphics Suite(R), Micrografx Designer(R), Simply 3D(R) and Instant 3D are registered trademarks of Micrografx. iGrafx, iGrids, Webtricity(TM), Small Business Graphics and Print Studio, Micrografx Media Manager(R) and ABC ToolKit are trademarks of Micrografx. American Greetings(R), CreataCard(R) Gold(TM) and CreataCard(R) Plus(TM) are either registered trademarks or trademarks of American Greetings Corporation. Microsoft, Windows and Windows Draw(R) are either registered trademarks or trademarks of Microsoft Corporation in the United States and/or other countries. All other products are trademarks or registered trademarks of their respective holders.

Manufacturing

   Micrografx assembles its products in the United States and the Netherlands. The principal materials and components used in its products include disks, books, other printed material and packaging. Micrografx outsources a major portion of its manufacturing activity to third parties, including disk duplication and product assembly. Micrografx has multiple sources of raw materials, supplies and components and it does not currently anticipate difficulty in securing the raw materials required for its operations.

Micrografx's Employees

   As of June 30, 2001, Micrografx has 189 employees, of which 37 persons are in product development, 103 persons are in sales, marketing and customer support and 49 persons are in finance, operations and administration. Micrografx's continued success is dependent in part on its ability to attract and retain qualified employees. Competition for employees in the software industry is intense. Micrografx believes that it has been

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

successful in its efforts to recruit and retain highly qualified employees. No employee of Micrografx is covered by a collective bargaining agreement. Micrografx believes that its relations with its employees are good.

Micrografx Properties

   Micrografx's headquarters are located in Dallas, Texas. The leased space is used for sales and marketing, operations and administration. Micrografx outsources its United States production to a Dallas, Texas based company. Micrografx currently leases office space for development and sales offices in Portland, Oregon and Annapolis, Maryland; and international sales offices in Woking, the United Kingdom; Paris, France; Munich, Germany; Chatswood, Australia; and Tokyo, Japan; and has a production control office in Venlo, the Netherlands. Micrografx believes that all of its properties, together with the related machinery and equipment located at each property, are well maintained, in good operating condition and are suitable and adequate for its present and foreseeable future needs.

Legal Proceedings

   Micrografx is party to various legal proceedings arising from the normal course of business activities, none of which, in the opinion of Micrografx's management, is expected to have a material adverse impact on Micrografx's business, results of operations or its financial position.

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

                MICROGRAFX MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with Micrografx's consolidated financial statements and the related notes appearing elsewhere in this prospectus/proxy statement.

Overview

   Micrografx develops and markets graphics software for business use in the areas of process management, technical illustration, business diagramming and digital image processing. Additionally, Micrografx supports the business use of its technology through consulting, training and development services.

   Historically, Micrografx has developed a variety of graphics oriented software products. These products included various technologies such as image editing, three dimensional object rendering, basic drawing tools for both the consumer and corporate markets, greeting card software for the personal creativity market, flowcharting, process simulation and technical drawing. In fiscal year 1997, management and the board of directors of Micrografx concluded that Micrografx did not have the critical mass to continue to support the number of technologies it was pursuing. As a result, several changes were made in the management team and structure of Micrografx. In 1997, the new management team began the process of determining which technologies Micrografx should pursue as part of its long-term strategy. It was determined that the greatest potential value was in pursuing solutions for the corporate market and to de-emphasize the consumer market. While pursuing this change in direction, the challenge has been to achieve profitability in the face of phasing out technologies that did not fit into the long-term strategy of Micrografx and changing the internal infrastructure and employee skill sets to line up with Micrografx's long-term strategy.

   The first significant steps in the strategic change process were the licensing of Micrografx consumer technologies: drawing, greeting card and consumer image editing were licensed to Cendant Software Corporation effective June 30, 1998 and distribution rights for American Greetings(R), CreataCard(R) Gold(TM) and CreataCard(R) Plus(TM) were assigned to The Learning Company in August of 1998. These agreements ended Micrografx's development and distribution of these products and mostly completed its de-emphasis of the consumer market in order to focus on the enterprise process management and technical graphics markets. The combined value of these licensing and assignment agreements was approximately $21.0 million. The $21.0 million was recognized as technology licensing revenue in varying amounts from the fourth quarter of 1998 through the fourth quarter of 1999.

   The management of Micrografx is currently concentrating on two areas of corporate software: enterprise process management and graphics products. The principal enterprise process management products are iGrafx Professional(TM), iGrafx Process(TM), Micrografx FlowCharter(R) and Optima(R). The principal graphics products are iGrafx Designer(TM), ActiveCGM(TM), Micrografx Graphics Suite(R), Picture Publisher(R), Simply3D(R), Webtricity(TM) and OnSwitch(TM), the solution produced by Image2Web. The underlying technologies provide the opportunity to develop significant solutions for corporations in addition to licensing the basic technologies to corporations for general use.

   Micrografx was initially organized as a partnership in June 1982 and was subsequently incorporated in the State of Texas in March 1984. The principal executive offices of Micrografx are located at 8144 Walnut Hill Lane, Suite 1050, Dallas, Texas, 75231 and its telephone number is (469) 232-1000. Micrografx's United States operations are based in Dallas, Texas, with business units located in Dallas, Texas, Portland, Oregon and Annapolis, Maryland. International subsidiaries are located in the United Kingdom, France, Germany, Italy, the Netherlands, Switzerland, Australia and Japan.

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

Delisting of Micrografx Common Stock

   On April 27, 2001, Micrografx received notification from the Nasdaq Listing Qualifications Panel that the Micrografx common stock would not continue to be listed on the Nasdaq National Market due to Micrografx's failure to meet all of the requirements for listing on the Nasdaq National Market. Micrografx was first contacted with a Nasdaq Staff Determination letter, dated October 17, 2000, stating that Micrografx was not in compliance with the minimum $4.0 million net tangible assets requirement. Micrografx appealed the Nasdaq Staff Determination and was granted an exception by Nasdaq whereby Micrografx had to demonstrate a closing bid price of at least $1.00 per share for a minimum of ten consecutive trading days and meet the minimum net tangible asset requirement by May 15, 2001. On April 27, 2001, Micrografx received a Nasdaq Staff Determination letter stating that Micrografx was unable to satisfy the requirements of the exception and, as a result, effective April 30, 2001, the Micrografx common stock commenced trading on the over-the-counter bulletin board. Micrografx appealed the decision to the Nasdaq Listing and Hearing Review Council. On July 25, 2001, the Review Council informed Micrografx that it was reversing the earlier decision to delist Micrografx from the Nasdaq National Market. The decision, which is subject to review by the NASD Board of Governors, allows Micrografx until October 23, 2001 to demonstrate a minimum of $4.0 million in net tangible assets or $10.0 million in shareholder's equity. In addition, Micrografx must comply with all requirements for continued listing on the Nasdaq National Market and successfully complete an application and review process. Upon compliance with these requirements, Micrografx will be relisted on the Nasdaq National Market

Results of Operations

   The following table sets forth, for the periods indicated, the percentage relationship to net revenues of some items in the consolidated statements of operations of Micrografx. The table excludes technology revenues recognized in fiscal year 1999 relating to the licensing of Micrografx consumer technology to Cendant Software Corporation and to The Learning Company. Technology revenues were excluded from this table as the management of Micrografx believes that including these revenues would not be indicative of Micrografx's ongoing operations. Historical results and percentage relationships are not necessarily indicative of operating results for any future period.

                                                                  Years Ended
                                                                    June 30,
                                                                ----------------
                                                                2001 2000  1999
                                                                ---- ----- -----
Net revenues................................................... 100%  100%  100%
Cost of revenues...............................................  20%   25%   28%
Gross profit...................................................  80%   75%   72%
Operating expenses:
  Sales and marketing..........................................  52%   65%   84%
  General and administrative...................................  15%   20%   17%
  Research and development.....................................  14%   21%   21%
  In-process research and development charge...................   --    --    5%
  Write down of long-lived assets..............................   --   22%    --
  Restructuring charges........................................ (1)%    5%    --
Total operating expenses.......................................  80%  133%  127%
Loss from operations...........................................   0% (58)% (55)%
Non operating (income) expense.................................   4%    2%  (2)%
Loss before income taxes....................................... (4)% (60)% (53)%
Income taxes...................................................   1%    1%    8%
Net loss....................................................... (5)% (61)% (61)%

Fiscal 2001 Compared to Fiscal 2000

 Net Revenues

   Micrografx previously had viewed revenues in three principal categories: enterprise process management, technical graphics and heritage products. During the third quarter of fiscal 2001, Micrografx began to further

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

refine its business model to bring more focus to core businesses. To that end, the technical graphics and heritage product groups were combined into a single organization known as the graphics products group.

   The following table sets forth, for the periods indicated, net revenues (in thousands) by product category and the percentage relationship to total net revenues. The enterprise process management category includes iGrafx Professional(TM), iGrafx Process(TM), Micrografx FlowCharter(R), Optima(R) and related products. The graphics products group category includes Micrografx Designer(R), iGrafx Designer(TM), the ActiveCGM(TM) products and related products, as well as what was previously the heritage products and other category which includes Micrografx Graphics Suite(R), iGrafx Business(TM), NetworkCharter(TM), Picture Publisher(R), Simply3D(R), Webtricity(TM) and OnSwitch(TM), the solution produced by Image2Web.

                                                        Years Ended June 30,
                                                       ------------------------
                                                        2001    %    2000    %
                                                       ------- ---  ------- ---
   Enterprise Process Management...................... $15,363  51% $15,363  42%
   Graphics Products Group............................  14,808  49%  20,910  58%
                                                       ------- ---  ------- ---
   Total net revenues................................. $30,171 100% $36,273 100%
                                                       ======= ===  ======= ===

 Enterprise Process Management Revenues

   Enterprise process management, or EPM, revenues were unchanged in fiscal year 2001 from fiscal 2000 because revenues from the increase in sales of iGrafx Professional(TM) and iGrafx Process(TM) offset the decline in sales of FlowCharter(R). Management believes that its EPM related revenue base may continue to grow in the future as more companies adopt business process and quality related programs such as Six Sigma(TM) (Six Sigma(TM) is a trademark of Motorola, Inc.). Management also believes that it may be able to expand the scope of process related activities addressed by its software products (e.g., ISO compliance, Activity Based Costing, etc.) and is evaluating marketing opportunities such as co-marketing arrangements, joint ventures, partnerships, joint development agreements and OEM arrangements with other companies. Management believes that recent agreements with Six Sigma Academy and other premier "Six Sigma" consulting firms evidence the market opportunities and the value-added nature of Micrografx products. Companies such as Ford Motor Company, Dupont, Toshiba and Ernst & Young have adopted Micrografx's products for use in Six Sigma(TM) applications.

   Upgraded versions of iGrafx Professional(TM) (re-named iGrafx FlowCharter(R) 2000 Professional to capitalize on the historically strong brand identity of the FlowCharter(R) name) and iGrafx Process (re-named iGrafx Process(TM) 2000) were released at the end of the second quarter of fiscal 2001. Additionally, two new products, iGrafx Process(TM) for Six Sigma(TM) and iGrafx Process(TM) Central, also were released at the end of the second quarter of fiscal 2001. Management expects all of these products to contribute to revenue growth in the near term.

 Graphics Products Group Revenues

   The graphics products group consists of technical illustration products, heritage products and digital image processing solutions.

   Revenues from the technical illustration sub-category of graphics products were lower in fiscal 2001 than in fiscal 2000 primarily because sales of iGrafx Designer(TM) and Micrografx's Active CGM(TM) products have declined. The version of iGrafx Designer(TM) that was sold during most of fiscal 2001 was released in the fourth quarter of fiscal 1999, with localized versions released in the following quarter. As is typical in the software industry, sales of iGrafx Designer(TM) increased significantly on the new release, peaked in the second quarter of fiscal 2000 and have declined slowly since. Micrografx released a new version of the Designer(TM) product in the fourth quarter of fiscal 2001. Management expects the current version of the Designer(TM) product to follow a trend similar to the prior version. Sales of ActiveCGM(TM) products have declined due to a reallocation of sales resources from these products to the Designer(R) products.

   Revenues declined in the heritage product sub-category of graphics products because of the change in strategic direction from the consumer market to the enterprise market. The largest decline has been in the Graphics Suite(R) product line. As in the case of iGrafx Designer(TM), no new version of this product has been released in several years. Micrografx plans a new release of Graphics Suite(R) during the first half of the next fiscal year. Micrografx also experienced revenue declines from products such as Windows Draw(R) which were subject to OEM agreements in place prior to the Cendant Software Corporation and The Learning Company agreements, which ended Micrografx's development and distribution of these products. Most of the OEM arrangements expired during fiscal years 1999 and 2000. Lastly, revenues from retail products such as Picture Publisher(R), Webtricity(TM) and Simply3D(R) have declined as Micrografx's investment in the retail channel has been reduced. Micrografx plans to release a new version of Picture Publisher(R) during the first quarter of fiscal 2002 to capitalize on the interest in digital photography.

   Revenues from OnSwitch, Image2Web solution in the digital image processing sub-category of graphics products, were not material in either fiscal year 2001 or fiscal year 2000.

   The following table sets forth, for the periods indicated, net revenues (in thousands) by geographic region and as a percentage of total revenues:

                                                        Years Ended June 30,
                                                       ------------------------
                                                        2001    %    2000    %
                                                       ------- ---  ------- ---
   Americas........................................... $14,339  47% $14,143  39%
   Europe.............................................  13,547  45%  18,847  52%
   Asia Pacific.......................................   2,285   8%   3,283   9%
                                                       ------- ---  ------- ---
   Total net revenues................................. $30,171 100% $36,273 100%
                                                       ======= ===  ======= ===

   Americas revenue is comparatively unchanged as the increase in enterprise process management sales offset the decline in graphics products. The decline in European revenues was primarily the result of a decline in Graphics Suite(R) revenues and declines in other product versions significantly past the height of the product revenue cycle. European revenues also were negatively impacted by foreign currency exchanges rates. If exchange rates had not changed from their fiscal 2000 levels, European revenues would have been approximately 10% higher for fiscal year 2001. The Asia Pacific decline resulted as sales of iGrafx Designer(TM), Graphics Suite(R) and other graphics products have declined. Management believes international revenues may improve as Micrografx places more emphasis on its products with strong brand identity, leveraging the FlowCharter(R), Designer and Picture Publisher(R) names.

 Cost of Revenues and Gross Profit

   Cost of revenues for fiscal year 2001 were approximately $6.0 million, or 20% of net revenues, compared to $9.2 million, or 25% of net revenues, for fiscal year 2000. Cost of revenues includes the direct cost of the products manufactured (typically CD-ROMs, manuals and boxes), external royalties and the amortization of capitalized software and acquired product rights. Micrografx made the determination in fiscal 2001 that certain consulting and training costs should be categorized as cost of revenues. These costs were previously reported as sales and marketing operating costs. All periods presented have been restated to conform to the current year presentation. The decline in cost of revenues percentage is reflective of a rising average sales price and, to a lesser extent, a lower cost of revenues resulting from the transition to selling to corporate customers. Corporations generally purchase multi-user licenses that require the delivery of only a few CDs and manuals rather than a complete boxed software product including CDs and manuals for each user.

 Sales and Marketing Expense

   Sales and marketing expenses declined to approximately $16.0 million, or 53% of net revenues in fiscal year 2001, compared to $23.5 million, or 65% of net revenues in fiscal year 2000. The reduction in selling costs resulted primarily from a reduced direct sales force in the United States, curtailed spending for variable marketing costs, particularly in Europe, and generally tighter spending controls throughout Micrografx's worldwide sales organization. Micrografx believes that a continued greater focus on core businesses by the sales and marketing organization and the resulting efficiencies in reaching the customer will continue to result in a decline in this expense category as a percentage of revenues through the middle of its next fiscal year.

 General and Administrative Expense

   General and administrative expenses for fiscal year 2001 were approximately $4.4 million, or 15% of net revenues, compared to $7.3 million, or 20% of net revenues, for fiscal year 2000. The decrease in general and administrative costs is primarily due to the corporate restructuring and reduction in workforce that occurred on June 30, 2000, whereby Micrografx reduced its United States workforce by approximately 40%. The reduction is partially offset by $650,000 in legal and other professional fees accrued in connection with the merger. Micrografx expects general and administrative costs to decline as a percentage of sales for the near term.

 Research and Development Expense

   Research and development expenses include compensation, benefits and incentives paid to developers. In accordance with Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," Micrografx capitalizes some software development costs incurred after technological feasibility is achieved. These costs are amortized over the estimated economic life of the products. Historically, Micrografx estimated the economic life of the products to be from 12 to 18 months, which is consistent with a consumer software model. With the change in strategy to a corporate software provider, Micrografx now estimates the economic life of the corporate software to be approximately 48 months. The longer economic life was implemented with the release of iGrafx Professional(TM), iGrafx Process(TM) and iGrafx Designer(TM). No adjustments were made to the amortization rate of any previously released software, which had lives ranging from 12 to 18 months. Amortization of capitalized software development costs is included in cost of revenues.

   Net research and development expenses for fiscal year 2001 were approximately $4.2 million, or 14% of net revenues, compared to $7.4 million, or 21% of net revenues, for fiscal year 2000. Gross research and development expenses, before capitalization, for fiscal year 2001, were $6.2 million, or 20% of net revenues, compared to $10.2 million, or 28% of net revenues, for fiscal year 2000. Gross research and development spending has declined as a result of the corporate restructuring and reduction in workforce that occurred on June 30, 2000 and Micrografx's development of fewer products, all focused on corporate customers. Micrografx expects research and development costs to rise as a percentage of sales as sales, marketing and general and administrative costs decline as a percentage of sales. During fiscal year 2001, Micrografx capitalized approximately $2.0 million in software development costs and amortized approximately $1.8 million in software development costs. This compares to capitalization of $2.8 million and amortization of approximately $2.4 million in fiscal year 2000.

 Effect of Exchange Rates

   Micrografx's operating results are affected by changes in foreign currency exchange rates. These variations result from the change in exchange rates of European currencies and the Japanese yen versus the United States dollar. Exchange rates during fiscal 2001 have had an unfavorable impact on net revenues reported by Micrografx. If exchange rates had not changed from their fiscal 2000 levels, Micrografx would have reported approximately $1.5 million more in net revenues for fiscal year 2001. Additionally, the loss from operations would have been decreased by $623,000 for fiscal year 2001. Because European manufacturing costs and European and Japanese operating expenses also are incurred in those local currencies, the impact of exchange rates on net loss is less than on revenues.

   Micrografx has historically entered into foreign exchange contracts to hedge against some exposure to changes in foreign currency exchange rates. This exposure results from foreign operations of Micrografx in countries including Germany, France, the United Kingdom, the Netherlands and Japan that are denominated in currencies other than the United States dollar. As of June 30, 2001, Micrografx has no foreign exchange contracts outstanding.

 Non-operating (Income) Expense

   Non-operating (income) expense includes interest income, interest expense and other (income) expense. Other (income) expense, net includes the gain or loss resulting from revaluation of receivables and payables denominated in foreign currency and gains or losses when receivables and payables denominated in foreign currency are settled.

   For fiscal year 2001, interest income was relatively unchanged compared with the fiscal year 2000. Interest expense of approximately $863,000 resulted primarily from the convertible debenture to Intergraph and Micrografx's receivable facility. Changes in exchange rates resulted in a loss of approximately $467,000 for fiscal year 2001 compared to a loss of approximately $106,000 for fiscal year 2000. The exchange rate loss is primarily a result of the Japanese yen and the European currencies weakening to the United States dollar.

 Income Taxes

   Pursuant to the requirements of SFAS 109, a valuation allowance must be provided when it is more likely than not that deferred tax assets will not be realized. Based on the fact that Micrografx has a cumulative net operating loss for the prior three years and there are no prior tax payments that could be refunded, it is Micrografx's belief that the realization of the deferred tax assets in the near term is remote. As a result of the previous operating losses, Micrografx did not recognize a tax benefit on the net loss for fiscal year 2000 or fiscal year 2001. Micrografx did record a tax provision resulting from taxes due in international subsidiaries.

Fiscal 2000 Compared to Fiscal 1999

 Net Revenues

   As previously stated, in fiscal 2001 Micrografx refined its business model. To that end, the fiscal 2000 and 1999 net revenue information has been restated to reflect Micrografx's two primary revenue categories. The following table sets forth, for the periods indicated, net revenues (in thousands) by product category and the percentage relationship to total net revenues. The enterprise process management category includes iGrafx Professional(TM), iGrafx Process(TM), Micrografx FlowCharter(R), Optima(R) and related products. The graphics products group category includes Micrografx Designer(R), iGrafx Designer(TM), the ActiveCGM(TM) products and related products, as well as what was previously the heritage products and other category which included Micrografx Graphics Suite(R) American Greetings(R) CreataCard(R) Plus(TM), American Greetings(R) CreataCard(R) Gold(TM), iGrafx Business(TM), NetworkCharter(TM), Picture Publisher(R), Simply3D(R), Webtricity(TM), Windows Draw(R), Simply3D(R)(TM), Picture Publisher(R) and OnSwitch(TM), the solution produced by Image2Web.

   The technology category results from Micrografx's use of its library of graphics software in selective licensing. For fiscal 1999, this category consisted of the licensing of some personal creativity software source code to Cendant Software Corporation and The Learning Company.

                                                         Years Ended June 30,
                                                       ------------------------
                                                        2000    %    1999    %
                                                       ------- ---- ------- ---
   Enterprise Process Management...................... $15,363  42% $15,182  27%
   Graphics Products Group............................  20,910  58%  23,805  42%
   Technology.........................................     --    --  17,975  31%
                                                       ------- ---- ------- ---
   Total revenues..................................... $36,273 100% $56,962 100%
                                                       ======= ==== ======= ===

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

 Enterprise Process Management Revenues

   Enterprise process management, or EPM, revenues were up slightly as the increase in sales of iGrafx Professional(TM) and iGrafx Process(TM) more than offset the declining revenues from FlowCharter(R). Revenues from past versions of FlowCharter(R) represent approximately one-half of total EPM revenues, demonstrating the strong brand identity that FlowCharter(R) has developed.

 Graphics Product Group Revenues

   The decline in the graphics products group revenues was the result of Micrografx's change in strategic direction. The largest decline resulted from the decreased emphasis on general desktop diagramming and drawing tools such as Graphics Suite(R) and iGrafx Business(TM). Micrografx also experienced significant revenue declines from products such as CreataCard(R) and Windows Draw(R) as OEM agreements in place prior to the Cendant Software Corporation and The Learning Company agreements expired during fiscal years 1999 and 2000. Lastly, revenues from retail products such as Picture Publisher(R), Webtricity(TM) and Simply3D(R) have declined as Micrografx's importance in retail channels has declined.

   These declines were partially offset by a substantial increase in revenue for new technical illustration product offerings. The largest increase resulted from the release of iGrafx Designer(TM) in international markets. iGrafx Designer(TM) is the upgrade to Micrografx Designer(R) version 7 and was released in English markets in the fourth quarter of fiscal 1999. The localized versions (German, French and Japanese in particular) were released in early fiscal 2000. iGrafx Designer(TM) has a loyal installed base and there had been a longer than usual amount of time between versions, resulting in a high level of demand for the upgraded product, particularly in international markets. Also, Micrografx had an increase in revenue from its InterCAP products. Micrografx acquired InterCAP in mid-April 1999, resulting in less than a full quarter's worth of revenue in fiscal 1999. Micrografx did grow InterCAP revenues from the fiscal 1999 run rates, but the majority of the InterCAP growth resulted from having a complete year of operations included in Micrografx results.

   Revenues from OnSwitch(TM), Image2Web solution in the digital image processing sub-category of graphics products, were not material in fiscal year 2000 and the solution was not available in 1999.

 Technology Revenues

   The technology category also contains revenue recognized related to the previously discussed Cendant Software Corporation and The Learning Company relationships. As of June 30, 1999, all revenue related to these transactions has been recognized. Micrografx continues to seek other licensing relationships in order to leverage its portfolio of technologies, however, there can be no assurance that it will be able to enter into licensing relationships in the future.

   The following table sets forth, for the periods indicated, net revenues (in thousands) by geographic region and as a percentage of total revenues:

                                                        Years Ended June 30,
                                                       ------------------------
                                                        2000    %    1999    %
                                                       ------- ---  ------- ---
   Americas........................................... $14,143  39% $34,695  61%
   Europe.............................................  18,847  52%  19,153  34%
   Asia Pacific.......................................   3,283   9%   3,114   5%
                                                       ------- ---  ------- ---
   Total net revenues................................. $36,273 100% $56,962 100%
                                                       ======= ===  ======= ===

   The following table sets forth, for the periods indicated, net revenues (in thousands) by geographic region and as a percentage of revenues, excluding the technology and heritage revenues:

                                                        Years Ended June 30,
                                                       ------------------------
                                                        2000    %    1999    %
                                                       ------- ---  ------- ---
   Americas........................................... $10,457  41% $ 8,109  46%
   Europe.............................................  12,427  49%   8,147  46%
   Asia Pacific.......................................   2,424  10%   1,463   8%
                                                       ------- ---  ------- ---
   Total net revenues................................. $25,308 100% $17,719 100%
                                                       ======= ===  ======= ===

   Revenues increased from fiscal 1999 to fiscal 2000 in all regions when technology and heritage revenues are excluded. The increase in Americas revenues resulted from the acquisition of InterCAP, as the majority of InterCAP's customers are in the United States. The increases in Europe and Japan were driven mostly by the upgrades to the new version of iGrafx Designer(TM).

 Cost of Revenues and Gross Profit

   Cost of revenues includes the cost of documentation, diskettes or compact disks, or CDs, packaging and production overhead; amortization of capitalized software development costs and acquired product rights and technology royalties. Excluding technology licensing revenues, cost of revenues declined from 28% of revenue in fiscal 1999 to 25% of revenue in fiscal 2000. This percentage is reflective of a rising average sales price and, to a lesser extent, a lower cost of revenues resulting from the transition to selling to corporate customers. Corporations generally purchase multi-user licenses that require the delivery of only a few CDs and manuals rather than a complete boxed software product including CDs and manuals for each user.

 Sales and Marketing Expense

   Sales and marketing expenses include the cost of advertising, promotions, cooperative and incentive programs with distributors, trade shows, marketing, technical support and Micrografx's sales force. Sales and marketing expenses declined due to the change in business structure and lower costs associated with enterprise sales versus retail sales that were targeted in prior years.

 General and Administrative Expense

   General and administrative expenses include principally the costs of executive, information systems, human resources, finance, legal and administrative functions. The increase in general and administrative expenses from fiscal 1999 to fiscal 2000 is primarily due to the favorable outcome in 1999 of legal actions, either filed or expected. As a result of the licensing of technology to Cendant Software Corporation in June 1998, Micrografx expected American Greetings to pursue legal action against it. Micrografx accrued a charge based on management's assessment of likely outcomes. In August 1998, Micrografx licensed its technology to The Learning Company, American Greetings' new partner in the greeting card software market, and American Greetings agreed to drop the impending legal action. As a result, Micrografx was able to reverse in fiscal 1999 the charge that was taken in fiscal 1998. Excluding the impact of this and other settlements, general and administrative costs declined from fiscal 1999 to fiscal 2000.

 Research and Development Expense

   Research and development expenses include compensation, benefits and incentives paid to developers. In accordance with Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," Micrografx capitalizes some software development costs incurred after technological feasibility is achieved. These costs are amortized over the estimated economic life of the products. Historically, Micrografx estimated the economic life of the products to be from 12 to 18 months, which is consistent with a consumer software model. With the change in strategy to a corporate software provider, Micrografx now estimates the economic life of the corporate software to be approximately 48 months.

The longer economic life was implemented with the release of iGrafx Professional(TM), iGrafx Process(TM) and iGrafx Designer(TM). No adjustments were made to the amortization rate of any previously released software, which had lives ranging from 12 to 18 months. Amortization of capitalized software development costs is included in cost of revenues.

   Research and development expenses (net of amounts capitalized) in fiscal 2000 were $7.4 million, or 21% of net revenues, compared to $8.2 million, or 21% of net revenues excluding technology revenues, in fiscal 1999. Gross research and development expenses, before capitalization, for fiscal 2000 were $10.2 million, or 28% of net revenues, compared to $13.9 million, or 36% of revenues excluding technology revenues, for fiscal 1999. The decrease in gross research and development expenses resulted from the reduction in the number of graphics technologies and engines, which occurred in the fourth quarter of fiscal 1999.

   During fiscal 2000, Micrografx capitalized approximately $2.8 million in software development costs and amortized $2.4 million in software development costs. This compares to capitalization of $5.6 million and amortization of $3.0 million for fiscal 1999.

 Restructuring Charge

   Subject to a restructuring plan submitted to and approved by its board of directors in June 2000, Micrografx took the following actions in June 2000:

  . eliminated 74 employee positions, primarily at its Allen, Texas headquarters;

  . decided to move from the existing corporate headquarters to a smaller facility;

  .  decided to abandon development and marketing of some products; and

  .  re-evaluated growth expectations and market strategies.

   Related solely to its restructuring and reorganization, Micrografx has accrued some anticipated costs as follows (in thousands):

  .  benefits cost for terminated employees:   $67

  .  relocation of the Allen workforce:   $1,595

   The following table shows, in thousands, the results for the periods leading up to the restructuring:

                                            Q3'00    Q2'00    Q1'00    FY'99
                                           -------  -------  -------  --------
   Net Loss............................... $(1,969) $(2,675) $(4,609) $ (5,852)
   Net Cash (Usage) Provided..............     934   (2,532)  (5,529)  (17,664)
   Ending Cash Balance....................   4,093    3,159    5,691    11,220

   During June of fiscal year 2000, the management of Micrografx concluded that it was necessary to significantly modify the operating structure of Micrografx in order for it to sustain viability and put itself in a position to return to profitability. Management and the board of directors of Micrografx determined that to reach profitability in an acceptable period of time, some significant actions were necessary in the structure and size of the organization. Accordingly, at the June 2000 board of directors meeting, the decision to operationally divide Micrografx into three major business units to decentralize operations and to reduce the size and scope of the organization was made pursuant to a plan submitted by the management of Micrografx.

   On June 30, 2000, the restructuring plan was implemented and approximately 74 employee positions were eliminated, the affected employees were notified of their termination and their termination benefits were communicated to them. On July 3, 2000, an announcement of the actions taken and their potential effects on Micrografx was distributed to the public by press release and subsequently filed in a Form 8-K with the Securities and Exchange Commission. As of June 30, 2000, the expected date of completion of the restructuring plan was on or around August 31, 2000 and all actions were substantially completed as of September 1, 2000 when Micrografx moved into their new corporate headquarters in Dallas, Texas.

   At June 30, 2001, there is no remaining restructuring accrual, as compared to the June 30, 2000 balance of approximately $653,000. The reduction in the restructuring accrual in fiscal 2001 resulted from cash payments for restructuring related items, the reversal of charges totaling $330,000 due to the re-evaluation of expected costs associated with certain leased assets and costs associated with stock warrants issued in terminating the Allen building lease.

   Benefits cost for terminated employees. Micrografx eliminated 74 positions and terminated approximately that number of employees on June 30, 2000. Micrografx provided these employees two months of health benefits, which began on June 30, 2000 and ended August 31, 2000. Micrografx accrued approximately $67,000 for these termination benefits based on the current cost of providing these benefits.

   Relocate the Allen workforce. Micrografx began the planning and preparation for the move into a new facility in 1998. At the time the planning began, Micrografx had more than 300 employees and expected to grow. At that time, Micrografx was renting a 60,000 square foot office space in Richardson, Texas. The facility that Micrografx designed to move into was approximately 90,000 square feet.

   As a result of the licensing of the personal creativity business and the slower-than-expected ramp of enterprise-related sales, management of Micrografx subsequently determined that some actions were necessary to reduce the ongoing operating expenses. In June 1999, Micrografx terminated approximately 38 positions and in September 1999, Micrografx terminated approximately ten more positions. Also, in the fourth quarter of fiscal 1999, Micrografx began curtailing its marketing efforts in order to lower operating costs.

   During the third quarter of fiscal 2000, management of Micrografx decided to begin acting on the excess capacity in the Allen, Texas facility (150 employees occupied a space designed for more than 300). Management discussed various alternatives such as concentrating the remaining employees in some parts of the building and subleasing the remaining parts. In the fourth quarter of fiscal 2000, management had specific discussions with local Dallas firms related to subleasing part of the facility. Due to the open design of the building and the common areas, Micrografx could not come to terms with any potential sublessees.

   While formulating the restructuring plan in June 2000, management of Micrografx decided that it was not feasible to continue leasing the Allen, Texas facility. In June, management met with Micrografx's real estate broker to discuss their options related to finding and moving into a smaller facility and the approach Micrografx should take in its discussions and negotiations with the landlord. In July 2000, management met with the landlord to discuss Micrografx's situation and restructuring plan and Micrografx signed a letter of intent to surrender the property under the lease of 90,000 square feet and execute a new lease for approximately 14,000 square feet with the same lessor. In conjunction with the lease agreement, Micrografx issued to Prentiss Properties warrants to purchase 100,000 shares of Micrografx common stock at $1.03 per share. On September 1, 2000, Micrografx moved into the Dallas, Texas facility.

   Due to the move, there were costs associated with some fixed assets to be disposed of, and costs related to the relocation of, corporate facilities. These costs were not incurred to generate revenues after the commitment date and were incremental costs that were incurred as a direct result of the restructuring plan. These costs were absent from Micrografx's operational costs prior to the commitment date. Accordingly, Micrografx accrued approximately $1.6 million for these relocation costs as follows (in thousands):

   Abandonment of leasehold improvements............................... $  615
   Write-down of building specific assets to disposal value............    395
   Liability for the early lease termination and subsequent asset
    disposal...........................................................    300
   Other move-related costs............................................    285
                                                                        ------
   Total............................................................... $1,595
                                                                        ======

   Write Down of Long-Lived Assets. In addition, some other factors discussed below have resulted in an impairment of some long-lived assets as of June 30, 2000. The impaired assets and the amount of the estimated impairment is specified below (in thousands):

  .  InterCAP acquisition-related long-term assets and intangibles
           $7,119

  .  Capitalized software development costs and acquired product rights
         $1,087

   In April 1999, Micrografx completed the acquisition of InterCAP Graphics Systems, Inc. Micrografx engaged KPMG Peat Marwick to assist it in determining the allocation of purchase price among the tangible and intangible assets of the acquired company. The final allocation was as follows (in thousands).

   Net Assets......................................................... $  (344)
   Workforce..........................................................     418
   Customer List......................................................     240
   Non-compete Agreement..............................................     281
   Current Technologies...............................................     898
   In-process R&D Expense.............................................   1,928
   Deferred Tax Liability.............................................    (616)
   Goodwill...........................................................   9,559
                                                                       -------
   Total.............................................................. $12,364
                                                                       =======

   During the fourth fiscal quarter, management of Micrografx identified some conditions including the lack of available growth capital and increased competition in the graphics software market as indicators of asset impairment. Accordingly, management prepared its evaluation of those assets and concluded that in some cases there was in fact an impairment of value. Based on an evaluation of these indicators, Micrografx determined that assets with a carrying value of $9.8 million were impaired and wrote them down by $7.1 million to their fair value. Fair value was based on estimated future cash flows to be generated by the InterCAP operations discounted at a market rate of interest. A description of the events resulting in the impairment follows.

   Lack of Available Capital. At the time of the InterCAP acquisition, Micrografx had total cash and liquid investments of approximately $20.0 million and expected to invest approximately $13.3 million on the InterCAP operations during fiscal 2000. Micrografx expected that with the addition of the InterCAP operations and through the growth of its other businesses it could continue investing for the long term pursuant to a plan it had initiated as early as 1996. However, due to the cash flow difficulties described below and in the "Liquidity and Capital Resources" section below, Micrografx was only able to spend approximately $4.1 million on the InterCAP operations during fiscal 2000.

   Micrografx engaged an investment banking firm in November 1999 and began preparing a private placement offering memorandum for Image2Web and had general discussions regarding additional funding for Micrografx. However, two factors complicated and delayed the release of the memorandum and related funding. The first delay resulted from a basic change in the business model for Image2Web (from a licensed base software company to an application service provider, or ASP, consulting and services model). The second resulted from the stock market correction in mid April 2000. Since the correction primarily related to re-valuation of Internet and other technology companies, Image2Web's financing prospects were negatively impacted.

   The ultimate completion of this financing was significant to Micrografx for three reasons: it would remove the continuing investment obligation in Image2Web from Micrografx; Micrografx believed that a part of its historical investment in either pre-existing software, or its prior investment in the operation of Image2Web, would be returned to it as either a license agreement or repayment of charges (between $1.5 million and $5.0 million); and it would provide needed growth capital for its InterCAP products. To date, no funding for Image2Web has occurred and there can be no assurances they will ever occur. This lack of available growth capital was determined by Micrografx to be one of its indicators of impairment.

   Additionally, the Intelligent Graphics Server, or iGS, which is a significant product component for Micrografx's technical graphics strategy, was originally scheduled for delivery in January 2000. However, due to delays partially caused by the less-than-expected investment, the product release was delayed.

   Increased Competition and Lower Customer Demand. Management of Micrografx believed at the time of the InterCAP acquisition that there were a limited number of companies with competitive ability in the technical graphics arena. Micrografx believed the market to be a sizeable niche with small competitors such as Itedo in Germany and Auto-Trol in the United States. With the recent focus on e-marketplaces and tools to support them, the market has expanded, as have the number and ability of competitors, some of which have significantly more resources and momentum than Micrografx in this market. Management of Micrografx believes that some competitor's products do not provide as much functionality as iGS. Because of the above-mentioned factors (lack of investment ability, delay in the release of iGS and increasing competition), Micrografx believes the market share and revenues it will be able to gain will be significantly less than expected. As a result, management has revised growth and operating expectations of the graphics products group and specifically the products and technologies acquired through InterCAP.

   Impairment of Capitalized Software Development Costs and Acquired Product Rights. Micrografx's restructuring plan includes dividing itself into three major business units. These business units have clearly defined business plans that encompass several key products. Micrografx has decided to abandon the development and marketing of several other products that do not fit into its new business unit structure. These products include iGrafx Business(TM), iGrafx Share, iGrafx Image and Shared Technologies. The following grid shows the products actively developed and marketed as enterprise products during fiscal year 2000 and the business unit to which they relate as of June 30, 2000:

   Product                  Business Unit
   -------                  -------------
   OnSwitch(TM)             Image2Web
   iGrafx Development       Enterprise Process Management (EPM)
   iGrafx Professional(TM)  EPM
   iGrafx Process(TM)       EPM
   FlowCharter(R)           EPM
   Optima(R)                EPM
   iGrafx IDEF0             EPM
   ActiveCGM(TM)            Technical Graphics (TG)
   iGrafx Designer(TM)      TG
   Graphics Suite(R)        Discontinued
   iGrafx Image             Discontinued
   iGrafx Business(TM)      Discontinued
   iGrafx Share             Discontinued
   Picture Publisher(R)     Discontinued
   Simply3D(R)              Discontinued
   Webtricity(TM)           Discontinued
   Shared Technologies*     Discontinued

* Shared Technologies contained various tools, such as filters, originally planned for use in the iGrafx Business(TM) and Share platforms. These tools were intended for general purpose desktop diagramming, a market which Micrografx is no longer actively pursuing.

   Micrografx recorded a loss of approximately $1.1 million in the fourth quarter of fiscal 2000 for the abandonment of these products.

 In-Process Research and Development Charge

   On April 16, 1999, Micrografx acquired InterCAP for approximately $12.4 million. The purchase price consisted of $3.9 million in cash at closing, issuance of a promissory note to Intergraph for $2.5 million payable with interest on August 31, 1999, issuance of a convertible subordinated debenture to Intergraph for $5.8 million due March 31, 2002 and approximately $213,000 in costs directly related to the transaction.

   In connection with the acquisition of InterCAP, Micrografx recorded a charge of $1.9 million for purchased in-process research and development, based on the appraised value of the related developmental projects. The in-process research and development had no alternative future use and did not otherwise qualify for capitalization. The income approach, which included an analysis of the markets, cash flows and risks associated with achieving the cash flows, was the primary technique utilized in valuing each purchased in-process research and development project.

   InterCAP's research and development relates to WebCGM software products. These software products allow customers in the aerospace, defense and manufacturing industries to publish technical graphics on the Internet. Micrografx's goal in this acquisition was to acquire technology that complemented its iGrafx Designer technical graphics product. iGrafx Designer, in conjunction with the acquired technologies, allows Micrografx to create a solution for intelligent technical illustration and web-based technical publishing. These complementary products provide a tiered illustration solution supported by the industry standards and leading edge web publishing solutions.

   Significant assumptions used in determining the value of purchased in-process research and development for InterCAP included projected operating cash flows and the discount rate. Projected operating cash flows were expected to begin in early fiscal 2000. The discount rate selected for InterCAP's in-process technologies was 15%.

   At the time of the acquisition, InterCAP management estimated the remaining cost and time to complete the purchased in-process research and development projects was approximately $355,000 and 44 engineer-months. The term engineer-month refers to the average amount of research work expected to be performed by an engineer in a month. The projects were completed during fiscal 2001.

   The relative stage of completion and projected operating cash flows of the underlying in-process projects acquired were the most significant and uncertain assumptions utilized in the valuation analysis of the in-process research and development. Uncertainties regarding projected operating cash flows could give rise to unforeseen budget over-runs and/or revenue shortfalls in the event that Micrografx is unable to successfully commercialize the projects. Micrografx management is primarily responsible for estimating the value of the purchased in-process research and development in all acquisitions accounted for under the purchase method.

 Effect of Exchange Rates

   Exchange rates during fiscal 2000 had an unfavorable impact on net revenues reported by Micrografx. If exchange rates had not changed from their 1999 rates, Micrografx would have reported approximately $1.3 million more in net revenues and approximately $340,000, or $0.03 per diluted share, in net income in fiscal 2000. This increase resulted from the change in exchange rates of European currencies versus the United States dollar. Since European manufacturing costs and operating expenses are incurred in those local currencies, the relative translation impact of exchange rates on net income
(loss) is less than on revenues.

   Micrografx has historically entered into foreign exchange contracts to hedge against some exposure to changes in foreign currency exchange rates. This exposure results from foreign operations of Micrografx in countries including Germany, France, the United Kingdom, the Netherlands and Japan that are denominated in currencies other than the United States dollar. As of June 30, 2001, Micrografx had no foreign exchange contracts outstanding.

 Non-operating (Income) Expense

   Non-operating (income) expense includes interest income, interest expense and other (income) expense. Other (income) expense, net includes the gain or loss resulting from revaluation of receivables and payables denominated in foreign currency and gains or losses when receivables and payables denominated in foreign currency are settled.

   Interest income decreased from $1.0 million in fiscal 1999 to $65,000 in fiscal 2000 due to the decrease in cash on hand during fiscal 2000. Interest expense increased in fiscal 2000 as a result of the debt incurred in conjunction with the purchase of InterCAP and the receivable-backed financing agreement entered into on March 31, 2000.

 Income taxes

   Micrografx recognized a tax provision of approximately $454,000 in fiscal 2000 compared to approximately $3.1 million in fiscal 1999.

 Market Risk

   The risk inherent in Micrografx's market risk sensitive instruments and positions is the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. The United States dollar is the functional currency for financial reporting. In this regard, Micrografx had previously used foreign forward exchange contracts to minimize the adverse earnings impact from the effect of exchange rate fluctuations on Micrografx's non-United States dollar net balance sheet exposures. Micrografx had none of those contracts as of June 30, 2001. Micrografx's earnings are also affected by changes in interest rates due to the impact those changes have on its variable-rate debt instruments. Micrografx has a variable-rate debt instrument based on the prime rate representing approximately 8.7% of its total debt at June 30, 2001. If the prime interest rate increased by 10%, it would result in an immaterial annual change to Micrografx's pre-tax earnings and cash flows.

Liquidity and Capital Resources

   At June 30, 2001, Micrografx's principal sources of liquidity consisted of cash and cash equivalents of approximately $1.7 million. For the fiscal year ended June 30, 2001, cash used in operating, investing and financing activities resulted in a net decrease in cash and cash equivalents of approximately $1.2 million, compared to cash usage of approximately $6.0 million for the fiscal year ended June 30, 2000. Cash used in operating activities improved 52% from $2.6 million for the fiscal year ended June 30, 2000 to $1.2 million for the fiscal year ended June 30, 2001. The net change in cash for the fiscal year ended June 30, 2001 also includes approximately $2.2 million of cash used in product development activities and approximately $2.4 million in proceeds from the issuance of notes payable and preferred stock.

   During fiscal year 2001, the primary negative factors in the operational cash usage were Micrografx's net loss of approximately $1.6 million and the increase in accounts receivable of approximately $2.6 million. A portion of the accounts receivable increase occurred in the fourth quarter of fiscal year 2001 because of a slow down in collections due to the impact of the current economic environment where customers are stretching out their accounts payable. Additionally, accounts receivable increased at the end of fiscal 2001 because of the continued shift in revenue to business customers from retail distribution. Business revenues have a lower return risk than retail distribution revenues and therefore require a lower returns reserve resulting in higher net accounts receivable.

   As a result of Micrografx's reduced liquidity, it has generally been unable to pay invoices received from vendors according to the agreed on terms. As of June 30, 2001, approximately $2.0 million in accounts payable were more than 90 days past due. Micrografx vendors have been cooperative in an effort to establish payment plans that will allow Micrografx to continue to operate in the short-term and pay off the outstanding balances as cash flow improves, but there are no assurances that vendors will remain cooperative.

   Micrografx has been successful in the following areas of its plan to reduce the rate of cash usage:

  . Quarterly cash operating expenses (operating costs before consideration of capitalized software development and amortization) have declined from approximately $9.2 million for the three months ended June 30, 2000 to approximately $6.3 million for the three months ended June 30, 2001. The

     33% decline resulted primarily from lower personnel costs due to the June 30, 2000 restructuring and from lower rent and related operating expenses due to the move of the corporate headquarters to smaller leased space.

  . Management had expected revenues to decline during the first fiscal quarter of 2001 and to stabilize for the remainder of the year. These expectations were met and management believes that revenues will remain at or near the current level for the near term.

  . Capital spending has been restricted in fiscal year 2001 to requirements for replacement only. Capital expenditures for fiscal 2001 were approximately $187,000, compared to approximately $1.4 million for fiscal 2000. Management does not expect a material change in the current level of capital spending for the near term.

   On March 31, 2000, Micrografx received a receivable financing line of credit whereby it can receive advances on a significant portion of its domestic receivables. Micrografx is able to receive advances for up to $3.0 million in value of invoices. This facility was renewed in May 2001 and will mature on March 2, 2002. Micrografx had approximately $643,000 and $767,000 outstanding under this facility at June 30, 2001 and June 30, 2000, respectively.

   On September 5, 2000, Micrografx issued approximately $1.7 million in Micrografx preferred stock to some institutional investors and other unaffiliated parties. This preferred stock is convertible into Micrografx common stock or, at the holders' option, up to one-half of the preferred stock may be converted into Image2Web common stock. In September 2001, Micrografx and the Series A preferred shareholders amended the terms of the Series A preferred stock whereby the preferred shareholders relinquished their rights to convert their preferred shares into Image2Web common stock. Micrografx and its preferred shareholders have agreed that immediately prior to the closing of the merger each share of preferred stock will be converted into 1.5 shares of Micrografx common stock. In the event that the merger does not close, the preferred stock reverts to its original terms.


   In January 2001, Micrografx received approximately $800,000 from the issuance of short-term convertible notes payable. The notes bear interest at 8% per annum with an original maturity date of April 30, 2001. On April 30, 2001, these notes were amended to extend the maturity date to May 31, 2001, and on May 31, 2001, the maturity date was extended until June 30, 2001. On June 27, 2001, Micrografx received an additional $139,850 from the issuance of an additional convertible note payable. Subsequent to year-end, Micrografx entered into an exchange agreement with the note holders, whereby immediately prior to the closing of the merger the notes will be converted into Micrografx common stock at a conversion rate of $1.00 per share for the principal balance plus accrued and unpaid interest.

   In connection with the April 16, 1999 acquisition of InterCAP, Micrografx issued a subordinated convertible debenture in the amount of $5.8 million to Intergraph Corporation. The debenture may be initially converted into 579,700 shares of Micrografx common stock. In July 1999, Micrografx registered 579,700 shares of Micrografx common stock to cover the agreement should either Intergraph or Micrografx elect to convert all or any part of the debenture into shares of Micrografx common stock. The actual number of shares and the timing of the conversion are both subject to terms and conditions as outlined in the convertible debenture agreement. The applicable interest rate for the convertible debenture is a 7% fixed rate to begin January 5, 2000 and increasing to 8% on January 4, 2001. Since Micrografx did not reset the conversion price on the reset date, November 30, 1999, the interest rates were raised by 200 basis points to 9% and 10%, respectively. The debenture matures on March 31, 2002. Interest expense is being provided for at an effective interest rate of 8%. The convertible debenture is secured by the capital stock of InterCAP. On May 31, 2001, Micrografx exercised their option to reset the conversion price. The conversion price was reset to $0.90 from $10.00.

   Corel has agreed to redeem the debenture held by Intergraph Corporation following the merger. In connection with the merger, Micrografx negotiated with Intergraph to reduce the principal amount of the debenture from $5.8 million to $3.8 million if the $3.8 million plus accrued interest is paid by October 31, 2001. Micrografx anticipates that the merger will close by October 31, 2001 and that Corel will fund the $3.8 million principal payment plus accrued interest. If the merger does not close, Micrografx could exercise its option to convert the debenture into Micrografx common stock. The maximum amount of the debenture that can be converted into Micrografx common stock within a 60-day period is $1.0 million. The reset conversion price of $0.90 equates to the issuance of 1,111,111 shares of Micrografx common stock for each $1.0 million of principal. Conversion of the entire principal amount of the $5.8 million debenture would result in the issuance of 6,441,111 shares of Micrografx common stock. However, because of the 60-day limitation, the maximum number of shares of Micrografx common stock that could be issued by the March 31, 2002 maturity date of the debenture is 3,333,333 if the conversion was started by October 31, 2001. The remaining principal amount after the issuance of 3,333,333 shares of Micrografx common stock would be $2.8 million, which would be due on March 31, 2002.


   Management of Micrografx is examining various financing methods to provide Micrografx with capital resources sufficient to meet its operating requirements. In light of Micrografx's capital resource constraints, which are anticipated to continue for some time, among other factors, the merger was determined to be the most prudent course of action for the benefit of Micrografx shareholders. On August 28, 2001, Corel extended to Micrografx a $2.5 million bridge loan that is secured by all of the assets and the stock of Image2Web. Micrografx also granted to Corel an option to purchase 80% of the stock of Image2Web for a purchase price equal to the amount of the loan owing from time to time and a right of first refusal to acquire the 20% balance of the outstanding Image2Web stock. In addition, in the event that Micrografx fails to timely repay the loan, Corel may exercise creditor rights against Micrografx. The loan matures on January 31, 2002 and bears interest at 8.0% per annum. The proceeds of the loan will be used to pay off the accounts receivable line of credit with Silicon Valley Bank of approximately $643,000 at June 30, 2001, to pay a portion of the approximately $2.0 million in past due accounts payable and to provide operating cash. Micrografx is currently negotiating with vendors to reduce the amount owed in exchange for paying them currently rather than the vendors waiting for Micrografx's cash flow position to improve.


   In the event that the merger fails to close, Micrografx will continue to pursue the potential sale of equity. Management also is evaluating other sources of capital, including the issuance of debt securities in one or more private transactions, the sale or spin-off of certain assets to third parties, and/or traditional bank lines secured by international accounts receivable. The failure of Micrografx to acquire additional external financing or the failure to close the Corel transaction could result in severe operational difficulties and shareholder dilution resulting from the conversion of the Intergraph debenture into Micrografx common stock. Such difficulties could result in a further reduction in workforce, a further reduction in the scope of operations, or ultimately in a forced reorganization or bankruptcy. Micrografx believes it may be successful in obtaining the necessary revenue levels and/or additional funding necessary to operate Micrografx in the near term, however, there can be no assurance that under its current conditions, external funds will be available or, if available, will not potentially dilute shareholders' interests or returns.


Capital Commitments


   As of June 30, 2001, Micrografx had no significant commitments for capital expenditures.

Other Matters

   The assets and liabilities of non-United States operations are translated into United States dollars at exchange rates in effect as of the respective balance sheet dates and revenue and expense accounts of these operations are translated at average exchange rates during the month the transactions occurred. Unrealized translation gains and losses are included as an adjustment to shareholders' equity. Micrografx has mitigated a portion of its currency exposure through decentralized sales, marketing and administrative operations. When necessary, Micrografx may also hedge to prevent material exposure.

Euro Conversion

   Micrografx is addressing issues regarding the European Economic Monetary Union's single euro currency and is currently able to transact business using this currency. Micrografx intends to convert the appropriate European ledgers to the Euro after fiscal year ended June 30, 2001 and anticipates no material costs associated with this conversion.

Recent Accounting Pronouncements

   In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Assets and Extinguishments of Liabilities," or SFAS 140. This statement replaces FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," or SFAS 125. It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires some disclosures, but it carries over most of SFAS 125's provisions without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Micrografx does not expect the adoption of SFAS 140 will have a material impact on its results of operations or financial position.

   In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, effective for all business combinations initiated after June 30, 2001, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. Micrografx is currently reviewing the impact of SFAS Nos. 141 and 142 and will be performing a fair value analysis at a later date in connection with the adoption of SFAS No. 142 on July 1, 2002.

Quarterly Results of Operations

   The following table presents selected financial results for each of the last eight quarters through June 30, 2001 (in thousands, except per share data). These financial results are unaudited. In the opinion of Micrografx management, however, they have been prepared on the same basis as the audited financial information and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented when read in conjunction with the consolidated financial statements and related notes appearing elsewhere in this prospectus/proxy statement. The gross profit amounts for the quarters ended September 30, 1999 and December 31, 1999 have been adjusted from amounts disclosed in previously filed Form 10-Q's to conform to current year presentation for a change in classification of some expenses between cost of revenues and sales and marketing expenses. The reclassified amounts are not significant in either period.

                                                   Quarters Ended
                                          ------------------------------------
                                          9/30/00  12/31/00  3/31/01  6/30/01
                                          -------  --------  -------  --------
Net revenues............................  $ 6,839  $ 7,377   $ 8,392  $  7,563
Gross profit............................    5,136    5,902     7,030     6,148
Income (loss) from operations...........   (1,133)      95       843       143
Net income (loss).......................   (1,400)    (165)      118      (187)
Basic and diluted income (loss) per
 share..................................  $ (0.12) $ (0.02)  $  0.01  $  (0.02)
Shares used in computing income (loss)
 per share:
  Basic.................................   11,498   11,564    11,761    11,847
  Diluted...............................   11,498   11,564    11,794    11,847
                                                   Quarters Ended
                                          ------------------------------------
                                          9/30/99  12/31/99  3/31/00  6/30/00
                                          -------  --------  -------  --------
Net revenues............................  $ 8,522  $ 9,656   $ 9,932  $  8,163
Gross profit............................    6,276    7,124     7,691     5,978
Loss from operations....................   (4,508)  (2,396)   (1,523)  (12,589)
Net loss................................   (4,609)  (2,675)   (1,969)  (12,916)
Basic and diluted loss per share........  $ (0.41) $ (0.24)  $ (0.17) $  (1.13)
Shares used in computing loss per share:
  Basic and diluted.....................   11,324   11,358    11,436    11,476

                             MICROGRAFX MANAGEMENT

   The directors and officers of Micrografx who will serve as directors or executive officers of Corel following the merger are as follows:

                                         Held
                                       Position
    Name and Address               Age  Since     Present Office Held in Micrografx
    ----------------               --- --------   ---------------------------------
James L. Hopkins                    55   2000   President, chief executive officer and
8144 Walnut Hill Lane, Suite 1050               chairman of the board of directors
Dallas, TX 75231
Gary J. Klembara                    49   2000   Executive vice president, sales
8144 Walnut Hill Lane, Suite 1050
Dallas, TX 75231
Kenneth A. Carraher                 41   1997   Division president--enterprise process
7585 SW Mohawk                                  management group
Tualatin, OR 97062

   James L. Hopkins has served as the president, chief executive officer and chairman of the board of directors since October 2000. From 1999 through 2000, Mr. Hopkins served as the managing director of the Austin office of Hoak, Breedlove, Wesneski & Co., a boutique technology investment banking company. From 1991 through May 1999, Mr. Hopkins held a variety of positions with STB Systems, Inc., leading to the position of vice president of strategic marketing and chief financial officer. STB was a developer of graphic subsystems for personal computers. When STB was acquired by 3dfx Interactive, Inc. in May 1999, Mr. Hopkins assumed the position of vice president of finance and strategic planning for 3dfx for a short transition period before joining Hoak, Breedlove. Mr. Hopkins remains on the board of directors for 3dfx, as well as two early-stage privately-held software companies.

   Gary J. Klembara has served as the executive vice president, sales of Micrografx since January 2001. From 2000 through 2001, Mr. Klembara was the executive vice president, worldwide sales for Image2Web. From 1984 through 2000, Mr. Klembara worked at Compaq Computer Corporation where he held numerous sales and sales management positions, including national director of the sales, consultants and systems integrators division.

   Kenneth A. Carraher has served as the division president--enterprise process management group since July 1997. From 1991 through 1997, he served as the founder and president of AdvanEdge Technologies which was acquired by Micrografx in 1997.

              MICROGRAFX EXECUTIVE COMPENSATION AND OTHER MATTERS

   The following table shows the compensation earned for the past three years by the executive officers of Micrografx who will serve as a director or executive officer of Corel following the merger and whose salary and bonus for fiscal 2001 exceeded $100,000.

Summary Compensation Table

                                    Annual                 Long-Term Compensation
                                 Compensation                       (#)
                                ---------------            ----------------------
                                                               Awards     Payouts
                                                           -------------- -------
                                                             Securities            All Other
   Name and Principal    Fiscal Salary   Bonus  Restricted   Underlying    LTIP   Compensation
        Position          Year  ($)(1)    ($)   Stock (#)  Options (#)(2) Payouts    ($)(3)
   ------------------    ------ ------- ------- ---------- -------------- ------- ------------
James L. Hopkins........  2001  149,423  40,055  500,000      250,000       --       2,625
 chairman, president      2000      --      --       --           --        --         --
 and chief executive      1999      --      --       --           --        --         --
 officer(4)
Kenneth A. Carraher.....  2001  200,000  69,900   65,000          --        --       3,072
 division president--     2000  205,539  20,813      --        85,000       --       5,434
 enterprise process       1999  129,231  49,244      --         8,000       --       4,025
 management group
Gary J. Klembara........  2001  198,462 120,765   50,000       50,000       --       2,625
 executive vice           2000      --      --       --           --        --         --
 president--sales         1999      --      --       --           --        --         --

--------
(1) Includes amounts of base salary deferred at the election of the executive pursuant to Micrografx's 401(k) Savings Plan, a defined contribution plan.
(2) The Micrografx stock option plan authorizes the issuance of stock appreciation rights but none have been issued by Micrografx as of June 30, 2001.
(3) Includes Micrografx contributions in fiscal 2001 in the following amounts to match amounts deferred pursuant to Micrografx's 401(k) Savings Plan:
     Mr. Hopkins: $2,625; Mr. Carraher: $3,072; and Mr. Klembara: $2,625.
(4) Mr. Hopkins has served as Micrografx's chairman, president and chief executive officer since October 2000. Mr. Hopkins compensation reflected above is for the time period between October 16, 2000 and fiscal year end June 30, 2001.

Options Granted in Last Fiscal Year

   The following table sets forth information concerning stock options granted during fiscal year 2001 by Micrografx to the named executive officers of Micrografx. The grants relate to options to purchase shares of Micrografx common stock. Micrografx did not grant any stock appreciation rights to any of these individuals during fiscal year 2001.

                                                                          Potential Realizable
                                                                            Value at Assumed
                           Number of     % of Total                       Annual Rates of Stock
                           Securities   Options/SARs                       Price Appreciation
                           Underlying    Granted to  Exercise              for Option Term (2)
                          Options/SARs  Employees in   Price   Expiration ---------------------
Name                     Granted (#)(1) Fiscal Year  ($/Share)    Date      5% ($)    10% ($)
----                     -------------- ------------ --------- ---------- ---------- ----------
James L. Hopkins(3).....    250,000        16.00%      0.84     3/23/11      132,665    336,200
Kenneth A. Carraher.....        --           --         --          --           --         --
Gary J. Klembara........     50,000         3.23%      0.84     3/23/11       26,533     67,240

All of the options granted to executives were granted under Micrografx's 1995 Incentive and Non-Statutory Stock Option Plan.

(1) Options vest generally in annual 25% increments. The options have a term of ten years, unless they are exercised or expire upon the circumstances set forth in the Micrografx stock option plan, including retirement, termination in the event of a change in control, death or disability.

(2) These amounts represent certain assumed rates of appreciation only. Actual gains, if any, on stock option exercises are dependent upon the future performance of Micrografx common stock, overall market conditions and the executive's continued employment with Micrografx. The amounts represented in this table may not necessarily be achieved.

(3) Mr. Hopkins was granted an option to purchase 500,000 shares of Micrografx common stock but has waived his right under his employment agreement to receive stock options for 250,000 of these shares.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

   The following table sets forth information concerning stock options exercised during fiscal year 2000 by the named executive officers and the number and value of unexercised in-the-money options for Micrografx's common stock at June 30, 2001. The actual amount, if any, realized on exercise of stock options will depend on the amount by which the market price of Micrografx common stock on the date of exercise exceeds the exercise price. The actual value realized on the exercise of unexercised in-the-money stock options (whether exercisable or unexercisable) may be higher or lower than the values reflected in this table.

                                                     Number of Securities
                                                    Underlying Unexercised   Value of Unexercised In-
                                                       Options/ SARs at      The-Money Options/SARs at
                            Shares                      Fiscal Year End       Fiscal Year-End ($)(1)
                         Acquired on     Value     ------------------------- -------------------------
Name                     Exercise (#) Realized ($) Exercisable Unexercisable Exercisable Unexercisable
----                     ------------ ------------ ----------- ------------- ----------- -------------
James L. Hopkins........     --           --            --        250,000        --         39,050
Kenneth A. Carraher.....     --           --         83,719        77,750        --            --
Gary J. Klembara........     --           --            --         50,000        --          7,810

--------
(1) Values are stated based upon the closing price of $1.25 per share of Micrografx common stock on the over-the-counter bulletin board on June 29, 2001, the last trading day of fiscal 2001.

Certain Transactions

   There are no transactions that are required to be disclosed.

Employment Agreements

   Micrografx is a party to an employment agreement with its chairman, president and chief executive officer, James L. Hopkins. The agreement is for a term of one year, commencing October 16, 2000 and may be automatically renewed annually for an additional term of one year. Under the terms of the agreement, Mr. Hopkins is paid an annual salary of $210,000. Mr. Hopkins received a hiring bonus of $340,000, which was paid in shares of Micrografx common stock on January 15, 2001 and which will vest ratably over a four-year period. Mr. Hopkins also is eligible to earn a performance bonus in the amount of 4% of Micrografx's annual pre-tax, pre-bonus income up to a maximum of $240,000 per year. Mr. Hopkins also was granted an option to purchase 500,000 shares of Micrografx common stock on January 15, 2001. Mr. Hopkins and Micrografx entered into a stock purchase agreement on that date which entitled Mr. Hopkins to purchase up to 500,000 additional shares of restricted Micrografx common stock at the January 15, 2001 closing price. The stock will become unrestricted and available for sale ratably over a five-year period provided that

Mr. Hopkins remains employed by Micrografx. The agreement contains customary non-disclosure and non-compete provisions. If Mr. Hopkins' employment is terminated without cause following a change of control or corporate transaction, each as defined in the employment agreement, he will receive:

  .  severance benefits equal to his current base salary and bonus;

  .  immediate vesting of all outstanding stock options; and

  .  payment of all accrued and unpaid vacation pay.

   In addition, on consummation of the merger, Mr. Hopkins will receive:

  .  forgiveness of debt relating to his relocation expenses; and

  .  immediate vesting of his unvested Micrografx restricted shares.

   Mr. Hopkins currently holds unvested stock options for 250,000 shares of Micrografx common stock and 400,000 unvested restricted shares of Micrografx common stock. Mr. Hopkins waived his right under his employment agreement to be granted an additional stock option for 250,000 shares of Micrografx common stock.

   The employment agreement between Micrografx and Kenneth A. Carraher, president of the enterprise process management business unit, is for a term of three years commencing November 1, 2000. Under the terms of the agreement, Mr. Carraher is paid an annual salary of $200,000. Mr. Carraher also is eligible to earn an annual bonus as approved by the board of directors. The agreement contains customary non-disclosure and non-compete provisions. If Mr. Carraher's employment is terminated without cause following a change of control or corporate transaction, each as defined in the employment agreement, he will receive:

  . severance benefits equal to two times the sum of his current base salary and bonus;

  .  immediate vesting of all outstanding stock options; and

  .  payment of all accrued and unpaid vacation pay.

   In addition, if these payments and benefits triggered by a change of control result in the imposition of a 20% excise tax on Mr. Carraher, the agreement provides that Micrografx will reimburse him for 150% of the taxes.

   Micrografx has entered into an employment agreement with Mr. Klembara that provides for Mr. Klembara's employment as executive vice president of sales. Under the terms of the agreement, Mr. Klembara is paid an annual salary of $200,000. Mr. Klembara is also eligible to earn an annual bonus calculated under a formula set forth in his employment agreement. The agreement contains customary non-disclosure and non-compete provisions. If Mr. Klembara's employment is terminated without cause, or is terminated by Mr. Klembara on a change of control, Mr. Klembara will be entitled to receive as a severance payment an amount totaling his annual base salary.

                  MICROGRAFX SECURITY OWNERSHIP OF MANAGEMENT
                           AND PRINCIPAL SHAREHOLDERS

   The following table sets forth as of September 17, 2001 information regarding the beneficial ownership of Micrografx's common stock and preferred stock by:


  . each person known by Micrografx to own beneficially more than 5% of each class of the outstanding Micrografx voting securities;

  . each director, the chief executive officer and the four other most highly compensated executive officers whose salary and bonus for fiscal 2000 exceeded $100,000; and

  .  all directors and executive officers of Micrografx as a group.

   The following calculations of the percentage of outstanding shares are based on 12,525,038 shares of Micrografx's common stock and 420,000 shares of preferred stock outstanding as of September 17, 2001, respectively.


   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Information for each 5% shareholder of Micrografx common stock is derived solely from filings with the Securities and Exchange Commission on or before September 17, 2001.


   Shares of Micrografx common stock subject to options that are presently exercisable or exercisable within 60 days of September 17, 2001 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of ownership of that person but are not treated as outstanding for the purpose of computing the ownership percentage of any other person. These options are separately set forth below in the column titled "Options."


                                                                     Preferred
                                                                       Stock
                                 Common Stock                       Beneficially
                              Beneficially Owned                       Owned
                          ---------------------------               ------------
                           Common                         Preferred
Name and Address (1)        Stock   Options   Total    %    Stock     %
--------------------      --------- ------- --------- --- --------- -------
The Lake Fund(2)........  2,334,000  20,000 2,354,000 --   420,000    37.5
 Roemer Visscherplein
 2106 AG Heemstede
 The Netherlands
James L. Hopkins........    500,000     --    500,000 --       --      --
Russell Hogg............        --   58,750    58,750  *       --      --
George W. Macintyre.....        --      --        --  --       --      --
P. Michael Sullivan.....        --      --        --  --       --      --
John M. Carradine.......        --      --        --  --       --      --
Kenneth A. Carraher.....    168,525  93,719   262,244 --       --      --
Gary J. Klembara........     50,000     --     50,000  *       --      --
Chris Hughes............     50,796  48,350    97,146  *       --      --
David Wright............     32,000  18,750    50,750  *       --      --
Douglas Richard (3).....     39,000 105,400   144,400 --       --      --
All directors and execu-
 tive officers as a
 group
 (11 people)............    920,406 251,485 1,171,891 --       --      --

--------

   * Less than 1%.

(1) The address for each director and executive officer is Micrografx, Inc., 8144 Walnut Hill Lane, Suite 1050, Dallas, Texas 75231.
(2) Information with respect to The Lake Fund was obtained from a Schedule 13D filed with the Securities and Exchange Commission.
(3) Mr. Richard resigned as chief executive officer of Micrografx in August 2000. He is currently retained as a consultant.

          COMPARATIVE RIGHTS OF HOLDERS OF MICROGRAFX COMMON STOCK AND
                  COREL COMMON STOCK AND PARTICIPATION RIGHTS

   The internal affairs of Micrografx are currently governed by the corporate laws of Texas, particularly the Texas Business Corporation Act, or TBCA, the articles of incorporation of Micrografx as amended to date and the Micrografx amended and restated bylaws. On consummation of the merger, unless Corel is entitled to and elects the cash alternative, Micrografx shareholders will become securityholders of Corel, a Canadian corporation governed by the Canada Business Corporations Act, or CBCA. After that time, their rights will be as provided under the CBCA, other applicable Canadian law, the Corel certificate and articles of amalgamation, the Corel bylaws, Corel's rights plan and the participation rights agreement. The following is a summary comparison of some differences between the rights of holders of shares of Corel common stock under the CBCA, the Corel certificate and articles of amalgamation and the Corel bylaws and the rights of Micrografx shareholders under the TBCA, the Micrografx articles of incorporation and the Micrografx amended and restated bylaws. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the TBCA, the CBCA, the respective common laws of Texas and Canada, the full texts of the governing corporate instruments of Micrografx and Corel and the participation rights agreement, to all of which all of Micrografx shareholders are referred.

   Unless Corel is entitled to, and elects to pay cash at the closing of the merger for all outstanding shares of Micrografx capital stock, then Micrografx shareholders will receive a combination of shares of Corel common stock and Corel participation rights. Micrografx shareholders do not currently have any rights similar to those that they would enjoy as holders of Corel participation rights. Reference is hereby made to "The Merger Agreement and Participation Rights Agreement--Participation Rights Agreement" for a summary of the terms of the Corel participation rights and the participation rights agreement, as well as to the full text of the participation rights agreement, substantially the form of which is attached to this prospectus/proxy statement as Annex B.

   The Micrografx preferred stock has the following rights and features:

   .  the right to receive cumulative dividends,

   .  liquidation preferences,

   .  the right to elect two directors to the board of directors,

   .  redemption rights and

   . conversion rights allowing the preferred stock to convert into common stock.

   On consummation of the merger, the holders of the Micrografx preferred stock, on an as-converted basis, will receive the same type of consideration as the holders of Micrografx common stock. Therefore, unless Corel is entitled to and elects the cash alternative, the holders of Micrografx preferred stock will become securityholders of Corel common stock and Corel participation rights.

   The shares of Corel common stock have the following rights and features:

   . the right to vote at all meetings of shareholders, including for the election of directors,

   .  the right to receive discretionary dividends and

   .  the right to receive the remaining property of Corel on dissolution.

   Each series of Corel preferred shares has the following rights and features:

   . such dividend, voting, redemption, conversion and other rights as may be fixed by the board of directors for each series,

   . the right to rank equally with each other series with respect to priority in payment of dividends and on liquidation and

   .  liquidation preferences.

   The Corel Series A preferred shares have the following rights and features:

   . the right to receive discretionary dividends equally with the Corel common stock,

   .  a liquidation preference and

   . conversion rights allowing the Series A preferred shares to convert into Corel common stock.

Vote on Extraordinary Corporate Transactions

   Micrografx. Texas law generally requires the affirmative vote of the holders of at least two-thirds of the shares entitled to vote to authorize any merger, consolidation, dissolution or sale of all or substantially all of the assets of a corporation; however, the Micrografx articles of incorporation, in accordance with Texas law, reduce the affirmative vote required to authorize any action, including a merger, to a majority of the outstanding shares entitled to vote. The holders of Micrografx common stock and Micrografx preferred stock will each vote separately as a class on the merger agreement and the merger.
   Unless required by a corporation's articles of incorporation, no authorizing shareholder vote is required of a corporation surviving a merger if:

   .  the corporation is the sole surviving corporation in the merger,

   .  there is no amendment to the corporation's articles of incorporation,

   . each shareholder holds the same number of shares after the merger as before, with identical designations, preferences, limitations and relative rights,

   . the voting power of the shares outstanding after the merger plus the voting power of the shares issuable as a result of the merger (taking into account convertible securities and warrants, options or other rights to purchase securities issued pursuant to the merger) does not exceed the voting power of the shares outstanding prior to the merger by more than 20%,

   . the number of participating shares (that is, shares whose holders are entitled to participate without limitation on dividends or other distributions) outstanding after the merger plus the participating shares issuable as a result of the merger (taking into account convertible securities and warrants, options or other rights to purchase securities issued pursuant to the merger) does not exceed the number of participating shares outstanding prior to the merger by more than 20% and

   . the board of directors of the corporation adopts a resolution approving the plan of merger.

   Corel. Under the CBCA, some extraordinary corporate actions, such as amalgamations (other than an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries or between two or more of the subsidiaries), continuances, sales, leases or exchanges of all or substantially all the assets of a corporation other than in the ordinary course of business and other extraordinary corporate actions such as liquidations, dissolutions or other arrangements, if ordered by a court, are required to be approved by a resolution passed by not less than two-thirds of the votes cast by the shareholders entitled to vote in person or by proxy at the annual or special meeting called for that purpose, whether or not the shares held by them are designated as voting shares in the corporation's articles of incorporation and, in some cases, the action also is required to be approved by a resolution passed by not less than two-thirds of the votes cast by shareholders entitled to vote in person or by proxy at the annual or special meeting called for that purpose separately by each affected class or series, including by a class or series that does not otherwise carry the right to vote. The foregoing provisions apply to Corel.

Dividends and Distributions

   Micrografx. Subject to restrictions contained in a corporation's articles of incorporation, Texas law allows the board of directors of a corporation to make distributions. However, Texas law prohibits a distribution from being made if:

   . after giving effect to the distribution, the corporation would be insolvent or

   .  the distribution exceeds the surplus of the corporation.

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   Despite these limitations, if the net assets of a corporation equal or exceed the amount of the proposed distribution, then a corporation may make a distribution involving a purchase or redemption of any of its own shares if the purchase or redemption is made to:

   .  eliminate fractional shares,

   .  collect or compromise indebtedness owed by or to the corporation,

   . pay dissenting shareholders entitled to payment for their shares under Texas law or

   .  redeem or purchase redeemable shares in accordance with Texas law.

   The Micrografx articles of incorporation do not alter these statutory rules; however, they do provide that the holders of the Micrografx preferred stock will be entitled to receive out of funds legally available for payment of dividends, cumulative dividends in cash, when, as and if declared by the Micrografx board of directors, at the annual rate of $0.09 per share, payable on a conversion or redemption of the preferred stock or the liquidation or dissolution of Micrografx, but specifically excluding a consolidation, merger or sale of all or substantially all of Micrografx's assets.

   Corel. Under the CBCA, a corporation may not declare or pay a dividend if there are reasonable grounds for believing that:

   . the corporation is, or would after the payment of the dividend be, unable to pay its liabilities as they become due or

   . the realisable value of the corporation's assets would thereby be less than the aggregate of its liabilities and its stated capital of all classes.

   Other than the preferential rights of the holders of Corel preferred stock with respect to dividends and liquidations, the Corel certificate and articles of amalgamation contain no additional restrictions on the declaration or payment of dividends. Corel has not paid any dividends on its common stock or its preferred stock.

Amendment to Charter

   Micrografx. Texas law prohibits any amendment to the articles of incorporation without the approval of the holders of at least two-thirds of the shares entitled to vote. If any class or series of shares were entitled to vote separately on an amendment to the articles of incorporation, Texas law would prohibit the amendment without the approval of the holders of at least two-thirds of the shares within the class or series entitled to vote. Each class or series of shares is entitled to vote on any amendment to the articles of incorporation that would affect the rights of such class or series. The Micrografx articles of incorporation, in accordance with Texas law, reduce the affirmative vote required to authorize any action, including an amendment to the articles of incorporation, to a majority of the outstanding shares entitled to vote. Under Texas law, if the amendment is of a nature that would affect a particular class or series of shares in a particular manner, that class or series is entitled to vote as a class or series on the amendment, whether or not entitled to vote in the corporation's articles of incorporation.

   Corel. Under the CBCA, amendments to the articles of incorporation of a corporation generally require approval by a resolution passed by not less than two-thirds of the votes cast by shareholders entitled to vote in person or by proxy at the annual or special meeting called for that purpose. If the amendment is of a nature affecting a particular class or series in a manner requiring a separate class or series vote, that class or series is entitled to vote on the amendment whether or not it otherwise carries the right to vote. The foregoing provisions apply to Corel.

Amendment to Bylaws

   Micrografx. Texas law states that the board of directors may amend the bylaws without shareholder approval unless the articles of incorporation or the bylaws reserves the power exclusively to the shareholders in

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whole or in part. The Micrografx articles of incorporation and bylaws do not reserve the power to amend the bylaws to the shareholders.

   Corel. The CBCA provides that unless the articles of incorporation or bylaws of a corporation provide otherwise, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of the corporation. Where the directors make, amend or repeal a bylaw, they are required under Canadian corporation law to submit the bylaw or amendment or repeal of a bylaw to the shareholders for confirmation at the next annual or special meeting of shareholders. The shareholders entitled to vote at shareholder meetings may confirm, reject or amend any bylaw or amendment or repeal of a bylaw by a resolution passed by a majority of the votes cast by shareholders entitled to vote at the annual or special meeting of shareholders represented in person or by proxy. The foregoing provisions apply to Corel.

Interested Shareholder Transactions

   Micrografx. Micrografx is subject to Article Thirteen of the TBCA, known as the Texas business combination law. In general, the Texas business combination law prohibits an "issuing public corporation," directly or indirectly, from entering into or engaging in a "business combination" with an "affiliated shareholder" (or its affiliates or associates) during the three-year period immediately following the date on which the affiliated shareholder first became an affiliated shareholder, unless:

   . before the date the person became an affiliated shareholder, the board of directors of the issuing public corporation approved the business combination or the acquisition of shares that caused the affiliated shareholder to become an affiliated shareholder or

   . not less than six months after the date the person became an affiliated shareholder, the business combination was approved by the affirmative vote of the holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates.

   An "affiliated shareholder" is generally defined as a person that is or was within the proceeding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares. A "business combination" is defined generally to include:

   . mergers, share exchanges or conversions involving an affiliated shareholder,

   . dispositions of assets involving a value equal to 10% or more of the market value of the assets or of the outstanding common stock or representing 10% or more of the earning power or net income of the corporation,

   . in some cases, the issuance or transfer of securities by the corporation to an affiliated shareholder, other than as a result of the exercise of warrants or rights to purchase shares of the corporation offered, or a share dividend paid to all shareholders of the corporation, on a pro rata basis,

   . some types of plans or agreements relating to a liquidation or dissolution of the corporation involving an affiliated shareholder,

   . some types of reclassifications, recapitalizations, distributions or other transactions that would have the effect of increasing an affiliated shareholder's percentage ownership of the corporation or

   . the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a shareholder of the corporation.

   An "issuing public corporation" is generally defined as a Texas corporation that has 100 or more shareholders, a class of its voting shares registered under the Securities Exchange Act of 1934, as amended, or a class of its voting shares qualified for trading in a national market system.

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   Corel. The CBCA does not contain a comparable provision with respect to business combinations. However, policies of some Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission, which contain requirements in connection with related party transactions. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" is defined in Rule 61-501 and includes directors, senior officers and holders of at least 10% of the voting securities of the issuer. Rule 61-501 requires more detailed disclosure in any proxy material required to be sent to security holders in connection with a related party transaction and, subject to some exceptions, the preparation of a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. Rule 61-501 also requires in some circumstances, and subject to some exceptions, that the minority shareholders of the issuer separately approve the transaction by a simple majority or two-thirds of the votes cast, depending on the circumstances. The foregoing provisions apply to Corel.

Dissenters' Rights

   Micrografx. Under Texas law, a shareholder generally has the right to dissent from any merger to which the corporation is a party, from any sale of all or substantially all assets of the corporation or from any plan of exchange, in each case only if shareholder approval is required. However, dissenters' rights are not available with respect to a plan of merger in which there is a single surviving corporation or with respect to any plan of exchange, if:

  . the shares held by the shareholder are part of a class or series of shares that is:

    .  listed on a national securities exchange or Nasdaq,

    . designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or

    .  held of record by not less than 2,000 holders.

  . the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different from the consideration, other than cash in lieu of fractional shares, to be provided to any other holder of shares of the same class or series held by the shareholder and

  . the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for his shares any consideration other than:

    . shares of a corporation that, immediately after the merger or exchange, will be part of a class or series of shares that are listed, or authorized for listing on official notice of issuance, on a national securities exchange, approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by not less than 2,000 holders or

    .  cash in lieu of fractional shares otherwise entitled to be received.

   Under Texas law, shareholders who possess the right to dissent from a transaction may demand payment of the fair value of their shares calculated as of the day before the vote authorizing the transaction was taken, but excluding any appreciation or depreciation that occurred in anticipation of the transaction.

   Corel. Shareholders of a CBCA corporation are entitled to exercise dissent rights and to be paid the fair value of their shares in connection with:

  . an amendment to the corporation's articles of incorporation to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class held by holders by the class so affected,

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  .  an amendment to the corporation's articles of incorporation to add, change or remove any restriction on the business or businesses that the corporation may carry on,

  . some other amendments to the corporation's articles of incorporation of a nature requiring a separate class or series vote,

  . an amalgamation (other than an amalgamation between a parent corporation and one or more of its wholly owned subsidiaries or between two or more of the subsidiaries),

  .  a continuance under the laws of another jurisdiction,

  . a sale, lease or exchange of all or substantially all the property of the corporation, other than in the ordinary course of business or

  . a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; provided that a shareholder is not entitled to dissent if an amendment to the articles of incorporation is effected by a court order approving a reorganization or a court order rectifying a matter that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer.

   Holders of Corel common stock are not entitled to dissenters' rights in connection with the merger. In addition, under the CBCA there is no right of partial dissent and, accordingly, a dissenting shareholder may only dissent with respect to all shares held by him on behalf of any one beneficial owner and which are registered in the name of the dissenting shareholder.

Derivative Action

   Micrografx. Texas law provides that a shareholder must state in the complaint that he was a shareholder of the corporation at the time of the transaction of which he complains. A shareholder may not sue derivatively unless he first files a written demand with the corporation that it take suitable action and 90 days has expired from the date the demand was issued or unless irreparable injury to the corporation is occurring or would result by waiting for the expiration of the 90-day period. Additionally, a court must dismiss a derivative proceeding if one of the following groups determines in good faith, after reasonable inquiry and based on appropriate factors under the circumstances, as determined by the group, that the continuation of the derivative proceeding is not in the best interests of the corporation. The groups eligible to make the determination whether to proceed with the derivative action include:

  . a majority vote of independent and disinterested directors constituting a quorum of the board of directors outside of the presence of any interested directors,

  . a majority vote of a committee of two or more independent and disinterested directors appointed by a majority vote of one or more independent and disinterested directors at a meeting of the board of directors or

  . a panel of one or more disinterested and qualified persons appointed by the court.

   The approval of the court is required to discontinue or settle a derivative proceeding.

   Corel. Under the CBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any of its subsidiaries, or to intervene in an existing action to which the corporation or any subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation. Under the CBCA, no action may be brought and no intervention in an action may be made unless the complainant has given reasonable notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the court is satisfied that:

  . the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action,

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  .  the complainant is acting in good faith and

  . it appears to be in the interest of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

   Under the CBCA, the court in a derivative action may make any order it thinks fit including, without limitation:

  . an order authorizing the complainant or any other person to control the conduct of the action,

  .  an order giving directions for the conduct of the action,

  . an order directing that any amount adjudged payable by a defendant in the action shall be paid, in whole or in part, directly to former and present security holders of the corporation or its subsidiary instead of to the corporation or its subsidiary and

  . an order requiring the corporation or its subsidiary to pay reasonable legal fees reasonably incurred by the complainant in connection with the action. Additionally, under Canadian corporation law, a court may order a corporation or its subsidiary to pay the complainant's interim costs, including legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Director Qualifications

   Micrografx. Texas law does not have any residency or other director qualification requirements.

   Corel. A majority of the directors of a Canadian corporation generally must be resident Canadians. The CBCA also requires that a corporation whose securities are publicly traded have not fewer than three directors, at least two of whom are not officers or employees to the corporation or any of its affiliates. The foregoing provisions apply to Corel.

Election of Directors

   Micrografx. Under Texas law, directors are elected at each annual shareholder meeting unless their terms are staggered. Vacancies on the board of directors may be filled by the shareholders or directors, unless the articles of incorporation or the bylaws provide otherwise. The articles of incorporation may authorize the election of some directors by one or more classes or series of shares, and the articles of incorporation, or an bylaw adopted by a vote of the shareholders may provide for staggered terms for the directors. The Micrografx articles of incorporation provide that the holders of the Micrografx preferred stock voting as a single class have the right to elect two directors to the board of directors. There is no cumulative voting or staggered terms.

   Corel. The Corel certificate and articles of amalgamation and the Corel bylaws do not provide for a classified board of directors or for cumulative voting in the election of directors.

Removal of Directors

   Micrografx. The Micrografx articles of incorporation provide that any director, or the entire board of directors, may be removed, with or without cause, by the affirmative vote of the holders of at least a majority of all shares then entitled to vote at an election of directors, voting together as a single class. The Micrografx board of directors has the right to remove a director for cause.

   Corel. The shareholders of a CBCA corporation such as Corel may, by resolution passed by a majority of the votes cast thereon at a meeting of shareholders called for that purpose, remove any director , with or without cause, before the expiration of that director's term of office and may elect any qualified person in that director's stead for the remainder of the director's term.

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Vacancy on the Board of Directors

   Micrografx. Under the Micrografx bylaws, any vacancy on the board, occurring for any reason except for the removal of a director without cause, may be filled by a majority of the directors then in office, although less than a quorum. Vacancies occurring because a director is removed without cause are filled by a vote of the shareholders. New directors will hold office until the annual meeting of the shareholders of Micrografx at which the term of the class to which they have been elected expires.

   Corel. Generally, under the CBCA, if a vacancy should occur in the board of directors, the remaining directors, if constituting a quorum, may appoint a qualified person to fill the vacancy for the remainder of the vacating director's term. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy. In addition, if the articles of a corporation so provide, the directors may increase the number of directors within the range provided in the articles and may fill the vacancies thereby created for a term expiring not later than the next annual meeting of shareholders provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of shareholders. The Corel certificate and articles of amalgamation do not provide for the filling of vacancies caused by an increase in the number of directors.

Director and Officer Indemnification

   Micrografx. Under Texas law, current and former directors and officers of a corporation, and persons who served at the request of the corporation as a directors or officers of a subsidiary of a corporation, may be indemnified by the corporation for liabilities or expenses reasonably incurred in connection with claims, actions, suits or proceedings arising from their being or having been a director or officer. This indemnification may include reasonable settlements of these types of claims, actions, suits or proceedings. However, Texas law also provides that a corporation may only indemnify directors or officers if it is determined that they:

  .  acted in good faith,

  . reasonably believed that their conduct was in the corporation's best interests or, in some cases, that their conduct was at least not opposed to the corporation's best interests and

  . in the case of any criminal proceeding, had no reasonable cause to believe that their conduct was unlawful.

   Texas law requires a corporation to indemnify a director against reasonable expenses incurred in connection with a proceeding in which the director is a named a defendant because he is or was a director if the director is wholly successful in the defense of the proceeding.

   The Micrografx articles of incorporation provide that the board of directors, in its sole discretion, may indemnify any person for whom indemnification is permitted to the fullest extent permitted by law.

   Texas law allows a Texas corporation to obtain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation for any liability asserted against him, whether or not the corporation has the power to indemnify him, under Texas law. Neither the Micrografx articles of incorporation nor the Micrografx bylaws limit Texas law.

   Corel. The CBCA also generally provides that a corporation may indemnify its present and former directors or officers or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation. However, the indemnity is limited to circumstances in which the director or officer acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding

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that is enforced by a monetary penalty, the director or officer must have had reasonable grounds for believing that his conduct was lawful. Subject to the above mentioned limitations, a corporation may, with the approval of a court, also indemnify its present and former directors or officers or a person who acts or acted at the corporation's request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which that person is made a party by reason of being of having been a director or an officer of the corporation or body corporate. The Corel bylaws require indemnification to the full extent authorized by the CBCA. Where an officer or director is substantially successful on the merits in his defense of the action or proceeding, the officer or director is entitled to indemnification from the corporation for the costs, charges and expenses which were reasonably incurred. The CBCA does not expressly contemplate the advance payment of an indemnitee's expenses prior to the final disposition of an action.

Director Exculpation

   Micrografx. Under Texas law, a corporation is permitted to include a provision in its articles of incorporation which eliminates the liability of directors to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided the liability does not arise from some proscribed conduct, including intentional misconduct, deriving an improper personal benefit from a transaction and breach of the duty of loyalty. The Micrografx articles of incorporation contain such a provision limiting the liability of its directors.

   Corel. The CBCA has no comparable provision.

Fiduciary Duties

   Micrografx. Under Texas law, the duty of care requires that the directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner that the directors' reasonably believe to be in the best interests of the shareholders.

   Corel. The CBCA requires directors of a Canadian corporation to act honestly and in good faith with a view to the best interests of the corporation, and the duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstance. Corel's bylaws contain a similar provision.

Special Meeting of Shareholders

   Micrografx. Under Texas law, special meetings of the shareholders may be called by the board of directors, the president of a corporation or the holders of at least 10% of the shares entitled to vote at the special meeting, unless the corporation's articles of incorporation provide for a number of shares greater than 10%. The Micrografx amended and restated bylaws leaves 10% as the percentage of shares required to call a special meeting. The Micrografx amended and restated bylaws require that written or printed notice stating the place, day and hour of each meeting of shareholders, and in case of a special meeting the purpose for which the meeting is called, be delivered not less than 10 nor more than 30 days before the meeting, either personally or by mail, to each shareholder of record entitled to vote at the meeting.

   Corel. Under the CBCA, a special meeting of shareholders may be called by the directors of a corporation. Under the Corel bylaws, in addition to the Corel board of directors, the chairman of the board of Corel or the president of Corel has the power to call a special meeting of shareholders. The holder of not less than 5% of the issued shares of a corporation that carry the right to vote may request that directors call a

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meeting of shareholders. If the meeting is not called within 21 days after receiving such a request, any shareholder that signed the request may call the meeting.

Shareholder Proposals

   Micrografx. Under Texas law, a corporation's articles of incorporation or bylaws may contain procedural requirements for submitting shareholder proposals. Generally, under United States securities laws, a shareholder may submit a proposal to be included in a company's proxy statement if the shareholder:

    . owns at least 1% or $2,000 in market value of the securities entitled to be voted on the proposal,

    . has owned the securities for at least one year prior to the date of the proposal and

    .  continues to own the securities through the date of the meeting.

   A shareholder must also comply with procedural requirements described in the Securities Exchange Act of 1934.

   Corel. Under the CBCA, a shareholder entitled to vote at an annual meeting of shareholders may submit to the corporation a proposal with matters that the shareholder proposes to raise at the next annual meeting. On receipt of a proposal, a corporation that solicits proxies will include the proposal in the management proxy circular and, if requested by the shareholder, include in the management proxy circular a statement by the shareholder of not more than 200 words in support of the proposal and the name and address of the shareholder.

   A corporation may, within 10 days after receiving a shareholder proposal, notify the shareholder of its intention to omit the proposal from the management proxy circular if:

    . the proposal is not submitted at least 90 days before the anniversary date of the previous annual meeting,

    . it appears that the proposal is submitted by the shareholder for the purpose of securing publicity or enforcing a personal claim or grievance, or primarily for the purpose of promoting general economic, political, racial, religious, social or similar causes,

    . the corporation, in the previous two years, included a substantially similar proposal at the request of the shareholder and the shareholder failed to present the proposal at the annual meeting or

    . a substantially similar proposal was submitted to shareholders within the past two years and the proposal was defeated.

Consent in Lieu of Meeting

   Micrografx. Under Texas law, unless otherwise provided in the articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting. Micrografx's articles of incorporation expressly approves shareholder actions by written consent.

   Corel. The CBCA provides shareholder action may be taken without a meeting only by a written resolution signed by all shareholders who would be entitled to vote on that action at a meeting.

Quorum Requirements

   Micrografx. Under Texas law, a quorum of shareholders is a majority of the outstanding shares entitled to vote, present in person or represented by proxy, unless otherwise specified in the articles of incorporation or in the bylaws, but in no event can the quorum be less than one-third of the outstanding shares entitled to vote.

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The Micrografx bylaws state that a quorum shall be the holders, present in person or by proxy, of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting.

   Corel. Under the CBCA, a quorum of shareholders is a majority of the outstanding shares entitled to vote at a meeting of shareholders unless otherwise specified in the bylaws. The Corel bylaws generally state that a quorum shall be five persons present in person and representing in their own right, or by proxy, or as the duly authorized representative of any shareholder that is a body corporate or association, not less than 10% in number of the outstanding shares of the corporation carrying voting rights at the meeting of shareholders.

Inspection of Books and Records

   Micrografx. Under Texas law, any shareholder of a corporation who has been a shareholder for at least six months or owns at least 5% of all of the outstanding shares of a corporation, its agents or legal representatives may make a written demand to examine the records of that corporation. Such a demand to examine the corporation's records must have a "proper purpose."

   Corel. The CBCA provides that shareholders, creditors, their agents and legal representatives may examine some of the records of a corporation such as Corel during usual business hours and take extracts therefrom, free of charge.

Shareholder Rights Plan

   Micrografx. Micrografx does not have a comparable plan.

   Corel. Under Corel's shareholders rights plan, as amended and restated as of March 31, 1999, the holders of Corel's common stock have rights which become exercisable if any person or group acquires Corel common stock and/or securities convertible into or exchangeable for Corel's common stock or other voting shares that represent, or on conversion or exchange would represent, more than 20% of Corel's outstanding voting shares, in which case each holder of Corel common stock other than such person or group would be entitled to purchase additional Corel common stock at a discount to their current market price. The Corel preferred stock was structured to be non-voting and not convertible by the initial holder such that their issuance did not cause the rights to become exercisable.

                                 LEGAL MATTERS

   McCarthy Tetrault LLP of Ottawa, Canada will provide an opinion as to the validity of the Corel common stock to be issued in connection with the merger and Canadian tax consequences. The United States federal income tax consequences in connection with the merger will be passed on for Corel by Milbank, Tweed, Hadley & McCloy LLP. The United States federal income tax consequences in connection with the merger will be passed on for Micrografx by Locke Liddell & Sapp LLP.

                                    EXPERTS

   The audited financial statements incorporated by reference in this prospectus/proxy statement of Corel for the years ended November 30, 2000 and 1999 and for each of the three years in the period ended November 30, 2000 have been included in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on their authority as experts in accounting and auditing.


   Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of Micrografx as of June 30, 2001 and 2000 and for each of the three years in the period ended June 30, 2001, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Micrografx's ability to continue as a going concern as described in
Note 2 to the consolidated financial statements). The consolidated financial statements are included in the prospectus/proxy statement and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

   Corel has filed a Registration Statement on Form S-4 to register with the Securities and Exchange Commission the Corel common stock and Corel participation rights that may be issued to Micrografx shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of Corel and a proxy statement of Micrografx. As allowed by the rules of the Securities and Exchange Commission, this prospectus/proxy statement does not, however, contain all the information you can find in the registration statement or the exhibits to the registration statement.

   Micrografx and Corel file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Micrografx or Corel at the Securities and Exchange Commission's public reference rooms at the following locations:

Public Reference Room   New York Regional Office Citicorp Center
450 Fifth Street, N.W.  7 World Trade Center     500 West Madison Street
Room 1024               Suite 1300               Suite 1400
Washington, D.C. 20549  New York, New York 10048 Chicago, Illinois 60661-2511

   Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of documents filed with the Securities and Exchange Commission from commercial document retrieval services (some of which also provide on-line delivery) and at the world wide web site maintained by the Securities and Exchange Commission at www.sec.gov.

   Corel common stock is traded on the Nasdaq National Market and Corel is required to file reports, proxy statements and other information with Nasdaq. Reports, proxy statements and other information concerning Corel may be inspected at the offices of the Nasdaq Stock Market, Inc. which is located at 1735 K Street, N.W., Washington, D.C. 20006. Corel common stock is also traded on The Toronto Stock Exchange and Corel is required to file reports, proxy statements and other information with the exchange. Reports, proxy statements and other information concerning Corel can be inspected at the offices of The Toronto Stock Exchange at 2 First Canadian Place, Toronto, Ontario, Canada M5X 1J2.

   Corel also files annual, quarterly and special reports, proxy statements and other information with the Canadian securities regulatory authorities in the provinces where the filings are required to be made. Copies of the filings are available to the public over the Internet at www.sedar.com, the web site maintained on behalf of the Canadian securities administrators for accessing filings made through SEDAR (System for Electronic Document Analysis and Retrieval). SEDAR is the system used for electronically filing most securities related information with the Canadian securities regulatory authorities.

   Micrografx common stock is traded on the over-the-counter bulletin board.

   The Securities and Exchange Commission allows Corel to "incorporate by reference" information into this prospectus/proxy statement. This means that Corel can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this prospectus/proxy statement, except for any information superseded by information contained in this prospectus/proxy statement.

   This prospectus/proxy statement incorporates by reference the documents set forth below that have previously been filed by Corel with the Securities and Exchange Commission. These documents contain important information about Corel and its financial condition.

     1. Corel's annual report on Form 10-K/A for the fiscal year ended November 30, 2000;


     2. Corel's quarterly report on Form 10-Q for the fiscal quarter ended February 28, 2001;

     3. Corel's quarterly report on Form 10-Q for the fiscal quarter ended May 31, 2001;

     4. Corel's current report on Form 8-K filed on August 17, 2001;




     5. Corel's Form 8-A filed on March 25, 1999, including the amendment filed on July 20, 2000; and


     6. Corel's Form 20-F filed on August 25, 1992.


   Corel is also incorporating by reference additional documents that it files with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this prospectus/proxy statement and the date of Micrografx special meeting. In addition, any document of the type referred to above, and any material change reports (excluding confidential reports), interim financial statements and information circulars, all as filed by Corel with the various securities commissions or any similar authorities in the provinces of Canada between the date of this document and the date of the meetings, will be deemed to be incorporated by reference in this prospectus/proxy statement. Any statement contained in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded for the purposes of this document to the extent that a statement contained in this document, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference, modifies or supersedes the statement.

   You can obtain any of the incorporated documents by contacting Corel or the Securities and Exchange Commission. Documents filed by Corel with the various securities commissions or any similar authorities in the provinces of Canada can be requested from Micromedia, 20 Victoria Street, Toronto, Canada MSC 2NC. Please request these documents by October 17, in order to receive them before the Micrografx special meeting. Corel will send you the documents incorporated by reference, without charge, excluding all exhibits, unless Corel has specifically incorporated by reference the exhibit in this prospectus/proxy statement.


   You may obtain documents incorporated by reference in this prospectus/proxy statement by requesting them in writing or by telephone at the following addresses:

     Corel Corporation
     Attention: Investor Relations
     1600 Carling Avenue
     Ottawa, Ontario K1Z 8R7
     Telephone: (613) 728-0826

   If you would like to request documents, please do so by October 17, 2001 to receive them before the Micrografx special meeting.


   You can also get more information by visiting Micrografx's web site at www.micrografx.com and Corel's web site at www.corel.com. Web site materials are not a part of this prospectus/proxy statement.

                                  TRADEMARKS

   Each of Corel and Micrografx owns trademarks rights with respect to various trademarks and service marks contained in this prospectus/proxy statement. This document also includes trademarks, service marks or tradenames of companies other than Corel and Micrografx, which are the property of their respective owners.

          INDEX TO MICROGRAFX, INC. CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Financial Statements. The following consolidated financial statements of Micrografx, Inc., are filed as part of this Form S-4 on the pages indicated:

   Report of Independent Auditors........................................  F-2
   Consolidated Balance Sheets at June 30, 2001, and 2000................  F-3
   Consolidated Statements of Operations for the Years Ended June 30,
    2001, 2000, and 1999.................................................  F-4
   Consolidated Statements of Shareholders' Equity for the Years Ended
    June 30, 2001, 2000, and 1999........................................  F-5
   Consolidated Statements of Cash Flows for the Years Ended June 30,
    2001, 2000, and 1999.................................................  F-6
   Notes to Consolidated Financial Statements............................  F-7

2. Consolidated Financial Statement Schedules.

   Schedule II--Valuation and Qualifying Accounts........................ F-23

  Schedules other than the one listed above are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

                         Report of Independent Auditors

The Shareholders of Micrografx, Inc.

   We have audited the accompanying consolidated balance sheets of Micrografx, Inc. and subsidiaries (the Company) as of June 30, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2001. Our audits also included the financial statement schedule, listed in the Index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Micrografx, Inc. and subsidiaries at June 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

   The accompanying consolidated financial statements have been prepared assuming that Micrografx, Inc. will continue as a going concern. As more fully described in Note 2, the Company has incurred significant operating losses and has a working capital deficiency. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          /s/ Ernst & Young LLP

Dallas, Texas

August 9, 2001, except for the first paragraph of Note 2 and the first paragraph of Note 10 as to which the date is August 28, 2001

                                Micrografx, Inc.

                          Consolidated Balance Sheets
                     (In thousands, except per share data)

                                                            June 30,  June 30,
                                                              2001      2000
                                                            --------  --------
                          Assets
Current assets:
  Cash and cash equivalents................................ $  1,690  $  2,843
  Accounts receivable, less allowances of $869 and $2,788..    6,549     3,926
  Inventories..............................................      430       458
  Other current assets.....................................      834     1,019
                                                            --------  --------
    Total current assets...................................    9,503     8,246
Property and equipment, net................................      879     1,570
Capitalized software development costs, net................    5,637     5,530
Acquired product rights, net...............................      954     1,612
Goodwill, net..............................................    1,378     1,749
Other assets...............................................      576       772
                                                            --------  --------
    Total assets........................................... $ 18,927  $ 19,479
                                                            ========  ========
           Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable......................................... $  3,327  $  3,606
  Accrued compensation and benefits........................    1,388     1,597
  Other accrued expenses...................................    2,557     3,503
  Deferred revenue.........................................    2,227     1,584
  Subordinated convertible debenture.......................    5,797       --
  Notes payable............................................      940       138
  Receivable facility......................................      643       767
  Income taxes payable.....................................      180       271
                                                            --------  --------
    Total current liabilities..............................   17,059    11,466
Long-term debt.............................................      --      5,797
Other non-current liabilities..............................      203       437
Shareholders' equity:
  Preferred stock, $.01 par value, 10,000 shares
   authorized; 1,120 and no shares issued..................    1,449       --
  Common stock, $.01 par value, 20,000 shares authorized;
   13,302 and 12,263 shares issued.........................      133       123
  Additional capital.......................................   38,254    38,029
  Accumulated deficit......................................  (30,632)  (28,915)
  Accumulated other comprehensive loss.....................   (1,740)   (1,659)
  Less--treasury stock (766 shares), at cost...............   (5,799)   (5,799)
                                                            --------  --------
    Total shareholders' equity.............................    1,665     1,779
                                                            --------  --------
    Total liabilities and shareholders' equity............. $ 18,927  $ 19,479
                                                            ========  ========

                            See accompanying notes.

                                Micrografx, Inc.

                     Consolidated Statements of Operations
                     (In thousands, except per share data)

                                                      Years Ended June 30,
                                                    --------------------------
                                                     2001      2000     1999
                                                    -------  --------  -------
Net revenues....................................... $30,171  $ 36,273  $56,962
Cost of revenues...................................   5,955     9,204   10,869
                                                    -------  --------  -------
    Gross profit...................................  24,216    27,069   46,093
Operating expenses:
  Sales and marketing..............................  15,998    23,462   32,702
  General and administrative.......................   4,408     7,310    6,637
  Research and development.........................   4,192     7,445    8,245
  Write down of long-lived assets..................     --      8,206      --
  Restructuring charges............................    (330)    1,662      --
  In-process research and development charge.......     --        --     1,928
                                                    -------  --------  -------
    Total operating expenses.......................  24,268    48,085   49,512
                                                    -------  --------  -------
Loss from operations...............................     (52)  (21,016)  (3,419)
Interest income....................................     (55)      (65)  (1,004)
Interest expense...................................     863       621      260
Other expense......................................     451       143       85
                                                    -------  --------  -------
    Total non operating expense (income)...........   1,259       699     (659)
                                                    -------  --------  -------
Loss before income taxes...........................  (1,311)  (21,715)  (2,760)
Income tax provision...............................     323       454    3,092
                                                    -------  --------  -------
Net loss...........................................  (1,634)  (22,169)  (5,852)
Preferred stock dividends..........................     (83)      --        --
                                                    -------  --------  -------
Net loss applicable to common shareholders......... $(1,717) $(22,169) $(5,852)
                                                    =======  ========  =======
Loss per share:
  Basic............................................ $ (0.15) $  (1.95) $ (0.53)
                                                    =======  ========  =======
  Diluted.......................................... $ (0.15) $  (1.95) $ (0.53)
                                                    =======  ========  =======



                            See accompanying notes.

                               Micrografx, Inc.

                Consolidated Statements of Shareholders' Equity
                                (In thousands)

                            Preferred                                       Accumulated
                              Stock     Common Stock                           Other
                          ------------- ------------- Additional Retained  Comprehensive Treasury
                          Shares Amount Shares Amount  Capital   Earnings      Loss       Stock     Total
                          ------ ------ ------ ------ ---------- --------  ------------- --------  --------
Balance, June 30, 1998..    --      --  11,474  $115   $33,770   $   (894)    $(1,537)   $(2,884)  $ 28,570
Common stock issued
 under stock option
 plan...................    --      --     509     5     3,082        --          --         --       3,087
Common stock issued
 under stock purchase
 plan...................    --      --     145     2       792        --          --         --         794
Treasury stock
 purchased..............    --      --     --    --        --         --          --      (4,066)    (4,066)
Restricted stock
 activity...............    --      --       3   --        (28)       --          --         --         (28)
Translation of foreign
 currency financial
 statements.............    --      --     --    --        --         --          (73)       --         (73)
Net loss................    --      --     --    --        --      (5,852)        --         --      (5,852)
                                                                                                   --------
Total comprehensive
 loss...................    --      --     --    --        --         --          --         --      (5,925)
                          -----  ------ ------  ----   -------   --------     -------    -------   --------
Balance, June 30, 1999..    --      --  12,131   122    37,616     (6,746)     (1,610)    (6,950)    22,432
Common stock issued
 under stock option
 plan...................    --      --      20   --        106        --          --         --         106
Common stock issued
 under stock purchase
 plan...................    --      --     112     1       446        --          --         --         447
Treasury stock issued
 related to purchase of
 AdvanEdge..............    --      --     --    --       (307)       --          --       1,207        900
Restricted stock plan
 activity...............    --      --     --    --          6        --          --         (56)       (50)
Options issued for
 services...............    --      --     --    --        162        --          --         --         162
Translation of foreign
 currency financial
 statements.............    --      --     --    --        --         --          (49)       --         (49)
Net loss................    --      --     --    --        --     (22,169)        --         --     (22,169)
                                                                                                   --------
Total comprehensive
 loss...................    --      --     --    --        --         --          --         --     (22,218)
                          -----  ------ ------  ----   -------   --------     -------    -------   --------
Balance, June 30, 2000..    --      --  12,263   123    38,029    (28,915)     (1,659)    (5,799)     1,779
Issuance of Preferred
 Stock, net of offering
 costs..................  1,120   1,449    --    --        --         --          --         --       1,449
Common stock issued
 under stock purchase
 plan...................    --      --     249     2       150        --          --         --         152
Restricted stock plan
 activity...............    --      --     790     8       (72)       --          --         --         (64)
Accrued dividends-
 Preferred..............    --      --     --    --        --         (83)        --         --         (83)
Options issued for
 services...............    --      --     --    --        147        --          --         --         147
Translation of foreign
 currency financial
 statements.............    --      --     --    --        --         --          (81)       --         (81)
Net loss................    --      --     --    --        --      (1,634)        --         --      (1,634)
                                                                                                   --------
Total comprehensive
 loss...................    --      --     --    --        --         --          --         --      (1,715)
                          -----  ------ ------  ----   -------   --------     -------    -------   --------
Balance, June 30, 2001..  1,120  $1,449 13,302  $133   $38,254   $(30,632)    $(1,740)   $(5,799)  $  1,665
                          =====  ====== ======  ====   =======   ========     =======    =======   ========

                            See accompanying notes.

                                Micrografx, Inc.

                     Consolidated Statements of Cash Flows
                                 (In thousands)

                                                     Years Ended June 30,
                                                   ---------------------------
                                                    2001      2000      1999
                                                   -------  --------  --------
Cash flows from operating activities:
Net loss.......................................... $(1,634) $(22,169) $ (5,852)
Adjustments to reconcile net loss to net cash
 provided by operating activities:
  Asset impairment charge.........................     --      8,206       --
  Restructuring charge............................    (704)    1,662       --
  Depreciation and amortization...................   4,034     7,152     7,121
  In-process research and development charge......     --        --      1,928
  Deferred income taxes and other.................     (59)      118     2,383
  Deferred compensation...........................    (295)        6       (28)
  Changes in operating assets and liabilities, net
   of effects of purchase of InterCAP:
    Deferred revenue..............................     643       (67)  (11,297)
    Accounts receivable...........................  (2,623)    2,553     6,989
    Inventories...................................      28       113       410
    Other current assets..........................     (74)      417       (28)
    Payables and accruals.........................    (710)     (411)   (4,762)
    Income taxes payable..........................     168      (133)       64
                                                   -------  --------  --------
      Total adjustments...........................     408    19,616     2,780
                                                   -------  --------  --------
      Net cash used in operating activities.......  (1,226)   (2,553)   (3,072)
                                                   -------  --------  --------
Cash flows from investing activities:
  Proceeds from maturities of short-term
   investments....................................     --      3,440     6,283
  Purchases of short-term investments.............     --     (1,039)   (7,100)
  Payment for purchase of acquisitions, net of
   cash acquired..................................     --        --     (3,720)
  Capitalization of software development costs and
   purchases of acquired product rights...........  (2,168)   (3,214)   (7,998)
  Payments for purchases of property and
   equipment, net.................................    (187)   (1,406)   (1,674)
                                                   -------  --------  --------
      Net cash used in investing activities.......  (2,355)   (2,219)  (14,209)
                                                   -------  --------  --------
Cash flows from financing activities:
  Proceeds from employee stock programs...........     382       678     3,881
  Proceeds from preferred stock issue, net of
   offering costs.................................   1,449       --        --
  Treasury stock acquired.........................     --        --     (4,066)
  Issuance of notes payable.......................     940       --        --
  Payments of notes payable.......................    (138)   (2,600)     (125)
  (Payments) proceeds from receivable facility,
   net............................................    (124)      767       --
                                                   -------  --------  --------
      Net cash provided by (used in) financing
       activities.................................   2,509    (1,155)     (310)
                                                   -------  --------  --------
Effect of exchange rates on cash and cash
 equivalents......................................     (81)      (49)      (73)
Net decrease in cash and cash equivalents.........  (1,153)   (5,976)  (17,664)
Cash and cash equivalents, beginning of year......   2,843     8,819    26,483
                                                   -------  --------  --------
Cash and cash equivalents, end of year............ $ 1,690  $  2,843  $  8,819
                                                   =======  ========  ========
Supplemental Cash Flow Information
  Cash paid for --
    Interest...................................... $   543  $    621  $    133
    Income taxes.................................. $   424  $    760  $    388

                            See accompanying notes.

                                MICROGRAFX, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 June 30, 2001

1. Summary of Significant Accounting Policies

The Company

   Micrografx, Inc. ("Micrografx" or the "Company") was founded in 1982 and incorporated in 1984 in the state of Texas. Micrografx develops and markets graphics software for business use in two target categories: enterprise process management, and graphics products.

Principles of Consolidation and Basis of Presentation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Inventories

   Inventories are stated at the lower of cost or market using a weighted-average method. Finished goods inventories include costs of material, labor and overhead. Major classes of inventory include the following (in thousands):

                                                                       June 30,
                                                                       ---------
                                                                       2001 2000
                                                                       ---- ----
     Raw materials.................................................... $334 $362
     Finished goods...................................................   96   96
                                                                       ---- ----
                                                                       $430 $458
                                                                       ==== ====

Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided for using the straight-line method over the following estimated useful lives:

     Computers and equipment  2-5 Years
     Software                 2-5 Years
     Furniture and fixtures   5-7 Years
     Leasehold improvements   Shorter of Lease Term or Asset Life

Capitalized Software Development Costs and Acquired Product Rights

   In accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes certain software development costs incurred after technological feasibility is achieved and also capitalizes costs of acquiring certain product rights in connection with the development of its computer software products.

                                MICROGRAFX, INC.

Capitalized costs are reported at the lower of unamortized cost or net realizable value. Capitalized software development costs and acquired product rights are amortized on a straight-line basis. With the change in strategy to a business software provider, the Company now estimates the economic life of the business software to be approximately 48 months. The longer economic life was implemented with the release of iGrafx Professional, iGrafx Process, and iGrafx Designer. No adjustments were made to the amortization rate of any previously released software, which had lives ranging from 12 to 18 months. Amortization of capitalized software development costs is included in cost of revenues. The Company begins amortization when the products are available for general release to customers. All other research and development expenditures are charged to research and development expense in the period incurred.

Foreign Currency

   For the majority of the Company's foreign subsidiaries, the functional currency is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustments resulting from translating the financial statements of foreign subsidiaries are reflected as cumulative translation adjustments, a reduction of shareholders' equity.

   In fiscal year 2001, the net foreign currency exchange loss was approximately $417,000, compared to an exchange loss of $117,000 in fiscal year 2000 and an exchange gain of $19,000 in fiscal year 1999.

Foreign Forward Exchange Contracts

   The Company has historically entered into forward foreign exchange contracts to hedge existing or projected exposure to changing foreign exchange rates. This exposure results from the Company's foreign operations in countries including Germany, France, the United Kingdom, the Netherlands, and Japan that are denominated in currencies other than the U.S. dollar. These forward contracts are not held for trading purposes.

   These contracts generally have maturities of 180 days or less and contain an element of risk that the counterparty may be unable to meet the terms of the contracts. However, the Company minimizes such risk by limiting the counterparty to major financial institutions. Management believes the risk of incurring such losses is remote, and any losses therefrom would be immaterial.

   Gains and losses associated with these forward contracts are recognized in other (income) expense. During fiscal 2001, the Company recognized no gain or loss associated with forward contracts. During fiscal 2000, the Company recognized approximately $11,000 in gains associated with forward contracts. During fiscal 1999, the Company recognized approximately $58,000 in losses associated with forward contracts. At June 30, 2001, the Company had no forward contracts outstanding.

Revenue Recognition

   The Company analyzes revenue sales to customers based upon the following:

  . Business products sold to distributors and resellers are recognized when product is shipped because the end-user is identified and the likelihood of the product being returned is unlikely. These products are usually in the form of licenses versus packaged products.

  . Packaged product sales to distributors and resellers are recognized when related products are sold through to the end user; however, adjustments are made for expected returns based on historical product returns.

                                MICROGRAFX, INC.

  . Maintenance and subscription revenue is recognized ratably over the contract period. Revenue from products licensed to original equipment manufacturers ("OEMs") is recorded when OEMs ship licensed products while revenue from multi-user licenses is recorded when the software has been delivered.

   In connection with the sale of certain products, the Company provides free telephone support service to customers. The Company does not defer the recognition of any revenue associated with the sale of these products, since the cost of providing this free support is insignificant, the support is provided within one year after the associated revenue is recognized (the vast majority of the support actually occurs within three months) and enhancements are minimal and infrequent. The estimated cost of providing this free support is accrued upon product shipment. Provisions are recorded for returns and bad debts based on historical experience.

   The Company periodically offers rebates to distributors, the amounts of which are primarily based on sales volume and are accrued as reductions in revenue and in a contra-receivable account. The Company provided for rebates of approximately $263,000, $940,000, and $1,180,000, in fiscal 2001, 2000, and
1999, respectively. The Company also offers distributors and resellers co-op advertising funds, generally 2-10 percent of amounts invoiced, that are used to promote the Company's products. These funds are generally in the form of credits against outstanding invoices and are included in sales and marketing expense during the period in which the related revenue is recognized. The Company did not provide a material amount for co-op funds in fiscal 2001 but provided for co-op funds of $155,000, and $1,251,000, in fiscal 2000, and 1999, respectively.

Advertising Costs

   Advertising costs are expensed as incurred. Advertising expense was $709,000, $1,624,000, and $4,929,000, in fiscal 2001, 2000, and 1999, respectively.

Stock-Based Compensation

   The Company grants stock options through employee stock option plans and a restricted stock plan. Options are granted for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant for all plans, excluding the restricted stock plan. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," because the alternative fair value accounting method provided for under FASB Statement No. 123, "Accounting for Stock-based Compensation," requires the use of valuation models that were not developed for use in valuing employee stock options. Accordingly, the Company does not recognize compensation expense for these stock option grants, as the exercise price is equal to the fair value of the Company's common stock on the date of grant. Restricted stock shares under the restricted stock option plan are granted at $0.01 par value and compensation expense, equal to the intrinsic value on the date of grant, is recognized over the vesting period.

                                MICROGRAFX, INC.

Loss Per Share

   Loss per share for all periods presented is based on the weighted average basic and dilutive equivalent shares outstanding using the treasury stock method. Amounts are shown in thousands except for per share data.

                                                      Years Ended June 30,
                                                    --------------------------
                                                     2001      2000     1999
                                                    -------  --------  -------
   Numerator:
   Net loss applicable to common shareholders...... $(1,717) $(22,169) $(5,852)
   Denominator:
     Denominator for basic earnings per share--
      weighted average shares......................  11,651    11,390   11,119
     Effect of dilutive employee stock options.....     --        --       --
                                                    -------  --------  -------
     Denominator for diluted earnings per share--
      adjusted weighted average shares and assumed
      conversions..................................  11,651    11,390   11,119
                                                    =======  ========  =======
     Basic loss per share.......................... $ (0.15) $  (1.95) $ (0.53)
                                                    =======  ========  =======
     Diluted loss per share........................ $ (0.15) $  (1.95) $ (0.53)
                                                    =======  ========  =======

   Options to purchase 3,600,259, 3,042,262 and 2,746,898 shares of Common Stock were excluded from the diluted loss per share calculation because they were anti-dilutive for fiscal years ended 2001, 2000 and 1999, respectively. These options included all options outstanding for each fiscal year presented as well as 579,700 shares related to the subordinated convertible debentures issued in connection with InterCAP acquisition.

Reclassifications

   Certain previously reported amounts have been reclassified to conform with current year presentation.

2. Corel Acquisition, Liquidity and Capital Resources

   On July 16, 2001, the Company signed a definitive agreement with Corel Corporation ("Corel") whereby Corel will acquire Micrografx. The transaction will be accounted for as a purchase and is subject to regulatory approval, as well as approval by the Company's shareholders. The purchase price will be equivalent to one times the Company's 2001 annual revenues, subject to certain adjustments, or approximately $32.0 million. The transaction is expected to close in October 2001, assuming shareholder approval and regulatory approval. On August 28, 2001, Corel extended to Micrografx a $2.5 million bridge loan that is secured by the stock and assets of Image2Web, Inc. ("Image2Web"). Image2Web is a wholly-owned subsidiary of Micrografx. Micrografx also granted to Corel an option to purchase 80% of the stock of Image2Web for a purchase price equal to the amount of the loan owing from time to time, and a right of first refusal to acquire the 20% balance of the outstanding Image2Web stock. The bridge loan is non-amortizing and matures on January 31, 2002. Interest on the loan accrues at a rate of 8.0% per annum and is payable quarterly, in arrears, in the event the merger agreement is terminated and at maturity. The proceeds of the loan will be used to pay off the accounts receivable line of credit with Silicon Valley Bank of approximately $643,000 at June 30, 2001, to pay a portion of the approximately $2.0 million in past due accounts payable at June 30, 2001 and to provide operating cash.


   Management is examining various financing methods that would ensure that the capital resources of Micrografx are sufficient to meet its requirements. In light of Micrografx's capital resource constraints, which are anticipated to continue for some time, and other factors, the sale of Micrografx to Corel was determined to be the most prudent course of action for the benefit of the shareholders.


   In the event that the transaction with Corel fails to close, Micrografx will continue to pursue the potential sale of equity. Management is also evaluating other sources of capital including the issuance of debt securities

                                MICROGRAFX, INC.

in one or more private transactions, the sale or spin-off of certain assets to third parties, and/or traditional bank lines secured by international accounts receivable. The failure to close the Corel transaction or the failure of Micrografx to acquire additional external financing could result in severe operational difficulties and shareholder dilution resulting from the conversion of the Intergraph debenture (see below) to common stock. Such difficulties could result in a further reduction in workforce, a further reduction in the scope of operations, or ultimately in a forced reorganization or bankruptcy. Micrografx believes it should be successful in obtaining the necessary revenue levels and/or additional funding necessary to operate Micrografx in the near term, however, there can be no assurance that under its current conditions, external funds will be available or, if available, will not potentially dilute shareholders' interests or returns.

   At June 30, 2001, Micrografx's principal sources of liquidity consisted of cash and cash equivalents of approximately $1.7 million. For the fiscal year ended June 30, 2001, cash used in operating, investing and financing activities resulted in a net decrease in cash and cash equivalents of approximately $1.2 million, compared to cash usage of approximately $6.0 million for the fiscal year ended June 30, 2000. Cash used in operating activities improved 52% from $2.6 million for the fiscal year ended June 30, 2000 to $1.2 million for the fiscal year ended June 30, 2001. The net change in cash for the fiscal year ended June 30, 2001 also includes approximately $2.2 million of cash used in product development activities and approximately $2.4 million in proceeds from the issuance of notes payable and Series A Preferred Stock.

   During fiscal year 2001, the principal negative factors in the operational cash usage were Micrografx's net loss of approximately $1.6 million and the increase in accounts receivable of approximately $2.6 million. A portion of the accounts receivable increase occurred in the fourth quarter of fiscal year 2001 because of a slow down in collections due to the impact of the current economic environment where customers are stretching out their accounts payable. Additionally, accounts receivable increased at the end of fiscal 2001 because of the continued shift in revenue to business customers from retail distribution. Business revenues have a lower return risk than retail distribution revenues and therefore require a lower returns reserve resulting in a higher net accounts receivable.

   As a result of Micrografx's reduced liquidity, the Company has generally been unable to pay invoices received from vendors according to the agreed upon terms. As of June 30, 2001, approximately $2.0 million in accounts payable were more than 90 days past due. Micrografx vendors have been cooperative in an effort to establish payment plans that will allow Micrografx to continue to operate in the short-term and pay off the outstanding balances as cash flow improves, but there are no assurances that vendors will remain cooperative.

   Micrografx has been successful in the following areas of its plan to reduce the rate of cash usage:

  . Quarterly cash operating expenses (operating costs before consideration of capitalized software development and amortization) have declined from approximately $9.2 million for the three months ended June 30, 2000 to approximately $6.3 million for the three months ended June 30, 2001. The 33% decline resulted primarily from lower personnel costs due to the June 30, 2000 restructuring and from lower rent and related operating expenses due to the move of the corporate headquarters to smaller leased space.

  . Management had expected revenues to decline during the first fiscal quarter of 2001 and to stabilize for the remainder of the year. These expectations were met and management believes that revenues will remain at or near the current level for the near term.

  . Capital spending has been restricted in fiscal year 2001 to requirements for replacement only. Capital expenditures for fiscal 2001 were approximately $187,000, compared to approximately $1.4 million for fiscal 2000. Management does not expect a material change in the current level of capital spending for the near term.

                                MICROGRAFX, INC.

   On March 31, 2000, Micrografx received a receivable financing line of credit whereby it can receive advances on a significant portion of its domestic receivables. Micrografx is able to receive advances for up to $3 million in value of invoices. This facility was renewed in May 2001 and will mature on March 2, 2002. Micrografx had approximately $643,000 and $767,000 outstanding under this facility at June 30, 2001 and June 30, 2000, respectively.

   On September 5, 2000, Micrografx issued approximately $1.7 million in Micrografx Series A preferred stock to certain institutional investors and other unaffiliated parties receiving approximately $1.4 million after offering costs. This preferred stock is convertible into Micrografx common stock. or, at the holders' option, up to one-half of the preferred stock may be converted into Image2Web common stock. In September 2001, Micrografx and the Series A preferred shareholders amended the terms of the Series A preferred stock whereby the preferred shareholders relinquished their rights to convert their preferred shares into Image2Web common stock. Image2Web, Inc. ("Image2Web") is a wholly-owned subsidiary of Micrografx. In connection with the Corel transaction, the Series A Preferred Stock will convert into common stock of the Company (see Note 10).


   In January 2001, Micrografx received approximately $800,000 from the issuance of short-term convertible notes payable. The notes bear interest at 8% per annum, with an original maturity date of April 30, 2001 (see Note 8). On April 30, 2001, these notes were amended to extend the maturity date to May 31, 2001, and on May 31, 2001, the maturity date was extended until June 30, 2001. On June 27, 2001, Micrografx received an additional $139,850 from the issuance of an additional convertible note payable. Subsequent to year-end, Micrografx entered into an exchange agreement with the note holders, whereby immediately prior to the closing of the Corel transaction the notes will be converted into Micrografx common stock at a conversion rate of $1.00 per share for the principal balance plus accrued and unpaid interest. If the Corel transaction does not close, the notes will revert to their original rights (see Note 8).

   In connection with the April 16, 1999 acquisition of InterCAP, Micrografx issued a subordinated convertible debenture in the amount of $5.8 million to Intergraph Corporation. The debenture was initially convertible into 579,700 shares of Micrografx common stock. In July 1999, the Company registered
579,700 shares to cover the agreement should either Intergraph or the Company elect to convert all or any part of the debenture into shares of common stock of the Company. The actual number of shares and the timing of the conversion are both subject to terms and conditions as outlined in the convertible debenture agreement. As described in the debenture, the applicable interest rate for the convertible debenture is a 7 percent fixed rate to begin January 5, 2000 and increasing to 8 percent on January 4, 2001. Since the Company did not reset the conversion price on the reset date, November 30, 1999, the interest rates were raised by 200 basis points to 9 and 10 percent respectively. The debenture matures on March 31, 2002. Interest expense is being provided for at an effective interest rate of 8 percent. The convertible debenture is secured by the capital stock of InterCAP. On May 31, 2001, Micrografx exercised their option to reset the conversion price. The conversion price was reset to $0.90 from $10.00.

   In connection with the proposed acquisition of Micrografx by Corel, Micrografx negotiated with Intergraph to reduce the principal amount of the debenture from $5.8 million to $3.8 million if the $3.8 million plus accrued interest are paid by September 30, 2001 (See Note 8). Micrografx anticipates that the Corel transaction will close by September 30, 2001 and that Corel will fund the $3.8 million principal payment plus accrued interest. If the acquisition of Micrografx by Corel does not close, Micrografx could exercise its option to convert the debenture into common stock. The maximum amount of the debenture that can be converted into common stock within a 60-day period is $1.0 million. The reset conversion price of $0.90 equates to the issuance of 1,111,111 shares of common stock for each $1.0 million of principle. Conversion of all of the $5.8 million debenture would result in the issuance of 6,441,111 shares of common stock. However, because of the 60-day limitation, the maximum number of shares that could be issued by the March 31, 2002 maturity date

                                MICROGRAFX, INC.

of the debenture is 3,333,333 if the conversion was started by October 31, 2001. The remaining principal amount after the issuance of the 3,333,333 shares of common stock would be $2.8 million, which would be due on March 31, 2002.

   Micrografx is currently negotiating with vendors to reduce the amount owed in exchange for paying them currently rather than the vendors waiting until Micrografx's cash flow position improves.

3. Restructuring and Impairment Charge

   In the fourth quarter of fiscal 2000, the Company recorded charges for restructuring and asset writedowns of approximately $9.9 million. The restructuring initiatives involved the Company's elimination of 74 employee positions, the relocation of the Allen, Texas workforce from the existing corporate headquarters to a smaller facility, the decision to abandon the development and marketing of certain products and the writedown of certain long-lived assets, including goodwill. At June 30, 2001, there is no remaining restructuring accrual, as compared to the June 30, 2000 balance of approximately $653,000. The reduction in the restructuring accrual during fiscal 2001 resulted from cash payments for restructuring related items, the reversal of charges totaling $330,000 due to the re-evaluation of expected costs associated with certain leased assets and costs associated with stock warrants issued in terminating the Allen building lease.

4. Cash, Cash Equivalents and Short-Term Investments

   The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. All short-term investments historically have had maturities within one year of the balance sheet date. The Company had no short term investments at fiscal year end 2000 or 2001. Cash and cash equivalents consist of the following (in thousands):

                                                                    June 30,
                                                                   2001   2000
                                                                  ------ ------
  Cash and cash equivalents:
    Cash......................................................... $1,257 $2,463
    Money market funds...........................................    433    380
                                                                  ------ ------
  Total cash and cash equivalents................................ $1,690 $2,843
                                                                  ====== ======

   The appropriate classification of securities is determined at the time of purchase and reevaluated as of each balance sheet date. The Company has classified its cash equivalents and short-term investments as available-for-sale. The available-for-sale securities are carried at cost that approximates fair value. Gross realized and unrealized gains and losses for these securities were not material at June 30, 2001, or 2000. The fair value of securities is based on quoted market prices, where available, or quotes from external pricing sources such as brokers for those or similar investments and issues. Gross sales proceeds from available-for-sale securities were $13,639,000, $34,256,000, and $228,957,000, in fiscal 2001, 2000, and 1999, respectively.
The cost of available-for-sale securities sold is based on the specific identification method.

5. Accounts Receivable

   Accounts receivable consists of the following (in thousands):

                                                                   June 30,
                                                                 2001    2000
                                                                ------  -------
  Trade Receivables............................................ $7,418  $ 6,714
  Allowances...................................................   (869)  (2,788)
                                                                ------  -------
  Accounts receivable, net..................................... $6,549  $ 3,926
                                                                ======  =======

                                MICROGRAFX, INC.

   Allowances consist of reserves for returns, reserves for bad debt and accruals for co-op and incentive programs. At June 30, 2001 and 2000, approximately 47 percent and 53 percent, respectively, of trade receivables represented amounts due from 10 customers. At June 30, 2001, the Company had one customer with a receivable balance of 17 percent of trade receivables. At June 30, 2000, the Company had one customer with a receivable balance of 23 percent of trade receivables. The credit risk in the Company's trade accounts receivable is substantially mitigated by the Company's credit evaluation process, credit insurance policies, reasonably short collection terms and the geographical diversification of revenues. The Company does not require collateral from its customers.

   The Company distributes its products domestically through independent, non-exclusive distributors, authorized resellers, and its corporate sales representatives located throughout the United States. The Company distributes its products internationally through independent, non-exclusive distributors located primarily in Western Europe and Japan. In fiscal 2001 and fiscal 2000, one customer's sales accounted for 13 and 15 percent of net revenues, respectively. In fiscal 1999, the Company had one customer whose sales accounted for 12 percent of net revenues.

6. Property and Equipment

   Property and equipment consists of the following (in thousands):

                                                                 June 30,
                                                               2001      2000
                                                             --------  --------
  Computers and equipment................................... $ 12,395  $ 12,630
  Furniture and fixtures....................................      387       387
  Leasehold improvements....................................      607       615
                                                             --------  --------
                                                               13,389    13,632
  Less--accumulated depreciation and amortization...........  (12,510)  (12,062)
                                                             --------  --------
  Property and equipment, net............................... $    879  $  1,570
                                                             ========  ========

7. Capitalized Software Development Costs and Acquired Product Rights

   Capitalized software development costs and acquired product rights consist of the following (in thousands):

                                                                  June 30,
                                                                2001     2000
                                                               -------  -------
  Capitalized software development costs...................... $ 8,814  $ 6,847
  Less--accumulated amortization..............................  (3,177)  (1,317)
                                                               -------  -------
  Capitalized software development costs, net................. $ 5,637  $ 5,530
                                                               =======  =======
  Acquired product rights..................................... $ 2,019  $ 3,661
  Less--accumulated amortization..............................  (1,065)  (2,049)
                                                               -------  -------
  Acquired product rights, net................................ $   954  $ 1,612
                                                               =======  =======

   During the fiscal years ended June 30, 2001, 2000, and 1999, the Company capitalized approximately $2.2 million, $3.2 million, and $8.0 million respectively, of software development costs and acquired product rights. Amounts amortized and charged to cost of revenues for capitalized software development costs and acquired product rights during the fiscal years ended June 30, 2001, 2000, and 1999, were approximately

                                MICROGRAFX, INC.

$2.7 million, $4.6 million, and $5.0 million, respectively. Additionally, the Company wrote down capitalized software development costs and acquired product rights to net realizable value by approximately $32,000, $1.2 million, and $444,000, in fiscal 2001, 2000, and 1999, respectively.

8. Debt

   The Company's debt consists of the following (in thousands):

                                                                  2001   2000
                                                                 ------ ------
     Long-term debt consists of:
     Subordinated convertible debenture issued in connection
      with acquisition of InterCAP.............................. $  --   5,797
     Short-term debt consists of:
     Subordinated convertible debenture issued in connection
      with acquisition of InterCAP                                5,797
     Notes payable issued to institutional investors............    940    --
     Note payable issued for lease obligations..................    --     138
     Receivable facility, net of discount of $93 in fiscal
      2000......................................................    643    767
                                                                 ------ ------
     Total debt................................................. $7,380 $6,702
                                                                 ====== ======

   In January and June 2001, the Company received approximately $800,000 and $140,000, respectively, from the issuance of short-term convertible notes payable. The notes, which bear interest at 8% per annum, are classified as current liabilities. The notes issued in January had an original maturity date of April 30, 2001 but the notes were amended to extend the maturity date to June 30, 2001. The note issued in June has a maturity date of August 31, 2001. Since the $800,000 of notes payable were due on June 30, 2001, and remained outstanding, the Company is currently in default with those notes; however, the Company and the note holders have agreed that immediately prior to the closing of the Corel acquisition, the notes will be converted into Micrografx common stock at a conversion rate of $1.00 per share for the principal balance plus accrued and unpaid interest. Additionally, on the conversion the noteholders will receive warrants to purchase 80,000 shares of common stock with an exercise price of $0.50 per share. If the Corel transaction does not close, the notes revert to their original rights.

   The subordinated convertible debenture issued for the InterCAP acquisition may be initially converted into 579,700 shares of Micrografx common stock. In July 1999, the Company registered 579,700 shares to cover the agreement should either Intergraph or the Company elect to convert all or any part of the debenture into shares of common stock of the Company. The actual number of shares and the timing of the conversion are both subject to terms and conditions as outlined in the convertible debenture agreement. As described in the Subordinated Convertible Debenture dated April 16, 1999 between Micrografx, Inc. and Intergraph Corporation, the applicable interest rate for the convertible debenture is a 7% fixed rate to begin January 5, 2000 and increasing to 8% on January 4, 2001. Since the Company did not reset the conversion price on the reset date, November 30, 1999, the interest rates were raised by 200 basis points to 9% and 10% respectively. On May 31, 2001, the Company exercised its option to reset the conversion price. The conversion price was reset to $0.90 from $10.00. The debenture matures on March 31, 2002. Interest expense is being provided for at an effective interest rate of 8%. The note payable and the convertible debenture are both secured by the capital stock of InterCAP. As previously discussed in Note 2, if the Corel transaction can be closed before September 30, 2001, Intergraph has agreed to accept $3.8 million plus accrued interest in settlement for the entire amount due.

   The Company entered into a $3.0 million receivable-backed financing agreement with Silicon Valley Bank ("SVB") on March 31, 2000. SVB will advance to the Company 80% of the value of non-distributor domestic invoices and 40% of distributor invoices and the facility bears interest at prime plus 3.0% of the gross value of

                                MICROGRAFX, INC.

the invoices financed. SVB also charges a fee of 0.375% of the gross value of the invoices. The Company agreed to issue to SVB warrants to purchase 25,000 shares of the Company's Common Stock at $7.00 per share. These warrants have a 7-year life. The fair value of the warrants of approximately $125,000 was recognized as additional interest expense in fiscal years 2000 and 2001. This facility was renewed in May 2001 and matures on March 20, 2002. The Company intends to pay off this facility with the proceeds from the Corel bridge loan. (See Note 2)

9. Income Taxes

   Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Current and noncurrent deferred income tax assets and liabilities are classified on the balance sheet based on the classification of the assets and liabilities giving rise to these differences. Deferred tax assets and liabilities that are not related to an asset or liability for financial reporting are classified according to the expected reversal of the temporary difference.

   Components of the provision for income taxes are as follows (in thousands):

                                                        Years Ended June 30,
                                                        ----------------------
                                                        2001    2000     1999
                                                        -----  -------  ------
     Current:
       Federal......................................... $ --   $   --   $  (51)
       Foreign.........................................   323      454     366
                                                        -----  -------  ------
     Total current provision...........................   323      454     315
     Deferred provision................................   --       --    2,777
                                                        -----  -------  ------
     Total income tax provision........................ $ 323  $   454  $3,092
                                                        =====  =======  ======

   The provision for income taxes is reconciled with the federal statutory rate as follows (in thousands):

                                                        Years Ended June 30,
                                                        ----------------------
                                                        2001    2000     1999
                                                        -----  -------  ------
     Benefit computed at federal statutory rate........ $(446) $(7,383) $ (945)
     Nondeductible expenses............................   466    2,951      73
     In-process research and development...............   --       --      656
     Unbenefited foreign losses........................   --       --    1,439
     Foreign taxes not benefited.......................   316      454     883
     Change in valuation allowance.....................   (13)   4,432   1,037
     Other.............................................   --       --      (51)
                                                        -----  -------  ------
     Tax provision..................................... $ 323  $   454  $3,092
                                                        =====  =======  ======

                                MICROGRAFX, INC.

   Components of the net deferred income tax assets (liabilities) are as follows (in thousands):

                                                               June 30,
                                                          ---------------------
                                                           2001     2000
                                                          -------  -------
     Deferred Tax Assets
       Tax credit carryforwards.........................  $ 2,602  $ 2,602
       Net operating loss carryforwards.................    7,824    6,967
       Depreciation.....................................      --       260
       Reserves and other accrued expenses not currently
        deductible for tax purposes.....................    1,196    1,943
       Undistributed earnings in foreign subsidiaries...      --        --
       Other............................................       23       43
                                                          -------  -------
         Total deferred tax assets......................   11,645   11,815
     Deferred Tax Liabilities
       Depreciation.....................................     (104)     --
       Capitalized software development costs currently
        deductible for tax purposes.....................   (1,966)  (2,227)
       Undistributed earnings in foreign subsidiaries...     (641)    (641)
       Other............................................     (201)    (201)
                                                          -------  -------
         Total deferred tax liabilities.................   (2,912)  (3,069)
     Total net deferred tax assets......................    8,733    8,746
     Valuation allowance................................   (8,733)  (8,746)
                                                          -------  -------
     Deferred tax assets, net of valuation allowance....  $   --   $   --
                                                          =======  =======

   At June 30, 2001, the Company has research and development tax credit carryforwards of $1.9 million for federal tax purposes, which expire between 2004 and 2014, and the Company has foreign tax credit carryforwards of $400,000, which expire between 2003 and 2004. In addition, the Company has alternative minimum tax credit carryforwards of $300,000 that may be carried forward indefinitely as a credit against the Company's current tax liability. The Company also has net operating loss carryforwards of $23.0 million for federal tax purposes that expire between 2009 and 2012. The annual utilization of these carryforwards will be limited.

   Pursuant to the requirements of SFAS 109, a valuation allowance must be provided when it is more likely than not that deferred tax assets will not be realized. Based on the fact that the Company has a cumulative net operating loss for the prior three years and there are no prior tax payments that could be refunded, it is management's belief that the realization of the net deferred tax assets in the near term is remote. The impact on the current year provision is a charge for foreign taxes not benefited of $316,000.

10. Shareholders' Equity

Preferred Stock

   At June 30, 2001, 1,120,000 shares of the Company's 10,000,000 authorized shares of Preferred Stock are outstanding. The rights and preferences of preferred stock are established by the Company's Board of Directors upon issuance. At August 30, 2000, the Company designated 4,000,000 shares as Series A Convertible

                                MICROGRAFX, INC.

Preferred Stock ("Series A Preferred Stock"), with a par value of $0.01 per share. The Series A Preferred Stock is convertible into Micrografx Common Stock at a price that is initially equal to the purchase price. Any Series A Preferred Shareholders may elect to convert up to 50% of its shares of Series A Preferred Stock into shares of Image2Web Common Stock owned by the Company. The preferred stock is redeemable upon a change of control, as defined, if approved by the Company's Board of Directors. Dividends accrue at 9% per year. On September 5, 2000, the Company received approximately $1.4 million from the issuance of 1,120,000 shares of Series A Preferred Stock, net of $231,000 in offering costs. The purchasers of the Series A Preferred Stock consisted of certain institutional investors and other unaffiliated parties. The holders of the Series A Preferred Stock have the right to appoint two members to the Company's Board of Directors. Two of the five current members of the Board of Directors are appointees of the Series A Preferred holders. In August 2001, the Company and the holders of the preferred stock amended the terms of Preferred Stock whereby each outstanding share of preferred stock will be converted into
1.5 shares of common stock. In the event that the Corel transaction does not close, the preferred stock reverts to its original terms noted above.


   In September, 2001 the Company and the Series A Preferred Shareholders amended the terms of the Series A Preferred Stock whereby the Preferred Shareholders relinquished their rights to convert up to 50% of its shares of Series A Preferred Stock into shares of Image2Web common stock.


Restricted Stock

   The Company has a restricted stock plan, described below under the heading "Stock Options". During 2001 the Company's Executive Compensation and Stock Option Committee of the Board of Directors approved the grant of restricted stock outside of the restricted stock plan to certain key executives of the Company. A total of 290,000 shares were granted, 240,000 in February 2001 and an additional 50,000 in May 2001. The shares vest at a rate of 25% per year on the anniversary date of the grant.


   In January 2001, the Company entered into a Stock Purchase Agreement with its CEO, as a condition of his employment. The Agreement allows for the purchase of 500,000 shares of the Company's common stock at a price of $0.44 per share, the closing price on January 10, 2001. The stock is restricted and shall become unrestricted at a rate of 100,000 shares per year, with the first 100,000 becoming unrestricted at the purchase date in January 2001, and then 100,000 annually on the anniversary date thereafter. At June 30, 2001, the stock had not been paid for and a receivable in the amount of $220,000 is recorded as an offset to the accrual for the CEO's hiring bonus described in the following paragraph.

   Additionally, the CEO was to receive a hiring bonus in the amount of $340,000 payable in cash, less customary employment taxes on January 10, 2001. The bonus is earned ratably over a four year period beginning on that date. At June 30, 2001, the hiring bonus had not been paid, however, approximately $40,000 has been expensed and the balance of approximately $300,000 is recorded as deferred compensation and is included in the equity section of the balance sheet.

Stock Options

   The Company has reserved 7,500,000 shares of its Common Stock for issuance in connection with its stock option plans for employees and non-employees, which are administered by the Company's Stock Option Committee.

   Up to 100,000 of the 7,500,000 shares available may be granted as restricted stock awards. The stock is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. Restricted stock shares are granted at $0.01 par value and compensation expense is deferred until earned. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period.

                                MICROGRAFX, INC.

   As of June 30, 2001, approximately 1,682,982 shares remained available for grant, of which approximately 76,920 shares may be granted as restricted shares.

   Each option issued under the plans, excluding the restricted stock plan, terminates at the time designated by the Board of Directors, not to exceed 10 years. The exercise price and vesting schedule for each option is determined by the Company's Stock Option Committee, based on the fair market value of the Company's common stock at the grant date, and is payable when the option is exercised. Options that terminate under the provisions of these plans subsequently become available for reissuance.

   A summary of the Company's stock option activity, and related information for the years ended June 30, 2001, 2000, and 1999, follows:

                                2001                  2000                 1999
                         -------------------- --------------------- --------------------
                                     Weighted              Weighted             Weighted
                                     Average               Average              Average
                                     Exercise              Exercise             Exercise
                          Options     Price     Options     Price    Options     Price
                         ----------  -------- -----------  -------- ----------  --------
Outstanding at
 Beginning of year......  2,462,562   $3.62     2,167,198   $8.06    2,397,294   $7.30
 Granted................  1,545,948    0.90     1,520,353    4.22      925,019    9.08
 Exercised..............       (500)   1.03       (29,567)   3.63     (514,846)   5.95
 Cancelled..............   (987,451)   5.70    (1,195,422)   7.19     (640,269)   8.40
                         ----------           -----------           ----------
Outstanding at end of
 year...................  3,020,559             2,462,562            2,167,198
                         ==========           ===========           ==========
Exercisable at end of
 year...................  1,074,773   $4.62       739,210   $7.27      589,672   $7.21
                         ==========           ===========           ==========
Weighted-average fair
 value of options
 granted during the
 year................... $     0.68           $      2.61           $     5.05
                         ==========           ===========           ==========
Weighted-average fair
 value of purchase
 rights granted during
 the year............... $     1.31           $      2.44           $     3.12
                         ==========           ===========           ==========

   The following is additional information relating to options outstanding as of June 30, 2001:

                     Options Outstanding                           Options Exercisable
--------------------------------------------------------------- --------------------------
                                Weighted Average    Weighted                   Weighted
 Exercise                          Remaining        Average       Number       Average
Price Range  Number Outstanding Contractual Life Exercise Price Exercisable Exercise Price
-----------  ------------------ ---------------- -------------- ----------- --------------
$
 0.44--
 $
 0.84              814,031            9.73           $0.78            --        $ --
$
 0.88--
 $
 3.94            1,020,617            8.79           $2.21        495,425       $1.64
$
 4.06--
 $
 8.75              872,905            5.83           $5.88        418,914       $6.31
$
 8.88--
 $11.25            313,006            2.65           $9.31        160,434       $9.43

                                MICROGRAFX, INC.

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," (SFAS 123) requires the disclosure of pro forma net income and earnings per share information computed as if the Company had accounted for its employee stock options granted subsequent to June 30, 1995, under the fair value method set forth in SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                    Year ended June 30,
                                              ---------------------------------
                                                2001        2000        1999
                                              ---------  ----------  ----------
Expected term:
 Stock options............................... 3.5 years   3.6 years   3.5 years
 Employee stock purchase plan................ 1.0 years  0.52 years  1.45 years
Interest rate................................      4.35%       6.53%       5.83%
Volatility...................................    107.42%      78.74%      70.19%
Dividends....................................      0.00%       0.00%       0.00%

   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because options vest over several years and additional option grants are expected, the effects of these hypothetical calculations are not likely to be representative of similar future calculations. The Company's pro forma information follows (in thousands):

                                                      Years ended June 30,
                                                    --------------------------
                                                     2001      2000     1999
                                                    -------  --------  -------
Pro forma net loss................................. $(2,490) $(23,717) $(8,344)
                                                    =======  ========  =======
Pro forma basic and diluted loss per share......... $ (0.21) $  (2.08) $ (0.75)
                                                    =======  ========  =======

Summary of Reserved Shares

   At June 30, 2001, the following common shares were reserved for issuance under option plans, warrants, conversion of notes payable and conversion of preferred stock.


                                                                        Shares
                                                                      ----------
     Options.........................................................  4,703,541
     Warrants........................................................    230,000
     Notes payable...................................................    939,850
     Preferred stock.................................................  1,680,000
     Subordinated Convertible Debenture..............................  3,333,333
                                                                      ----------
                                                                      10,886,724
                                                                      ==========


   Currently, Micrografx has 20,000,000 common shares authorized and 12,536,000 shares outstanding resulting in 7,464,000 shares available for issuance. Therefore, the Company has insufficient authorized common shares to satisfy the total number of reserved shares. However, due to the conversion terms associated with the various convertible securities, the Company has sufficient time to increase the total authorized common shares prior to a conversion that would exceed the current total authorized common shares.

Employee Stock Purchase Plan

   The Company's Employee Stock Purchase Plan allows eligible employees to authorize the Company to withhold from 1 percent to 10 percent of gross earnings. Shares are purchased by participants at the lower of

                                MICROGRAFX, INC.

85 percent of the fair market value per share at the beginning or ending of each offering period. As of June 30, 2001, 2,000,000 shares were authorized for the plan, approximately 1,375,000 shares were issued, and approximately $34,000 had been withheld for the purchase of shares for the November 2001 offering period.

11. Employee Benefit Plan

   The Micrografx, Inc. 401(k) Savings Plan (Plan) allows eligible employees to elect to reduce their current compensation by up to 15 percent, subject to certain maximum dollar limitations prescribed by the Internal Revenue Code ($10,500 in 2001), and have the amount contributed to the Plan as salary deferral contributions. The Company may make employer contributions to the Plan at the discretion of the Board of Directors. During fiscal 2001, 2000, and 1999, the Company contributed approximately $188,000, $331,000, and $301,000, to the Plan, respectively. At June 30, 2001, there were approximately 82 participants in the Plan.

12. Commitments and Contingencies

Leases

   The Company leases its office and warehouse space and certain equipment under non-cancelable operating lease agreements. Rent expense of approximately $1.5 million, $2.0 million, and $1.4 million, was recorded during fiscal 2001, 2000, and 1999, respectively. Future minimum lease payments for operating leases are as follows (in thousands):

      Years Ending June 30,
      ---------------------
      2002............................................................... $1,247
      2003...............................................................  1,107
      2004...............................................................    738
      2005...............................................................    266
      Thereafter.........................................................     99
                                                                          ------
                                                                          $3,457
                                                                          ======

Litigation

   The Company is party to various legal proceedings arising from the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the Company's results of operations or its financial position.

13. Segment Information

   As of June 30, 2001, the Company operated in a single industry segment: the development, marketing and support of personal computer applications and systems software products. The Company's Chief Operating Decision Maker ("CODM") assesses performance and allocates resources on an enterprise-wide basis. Therefore, no separately reportable operating segments exist.

   The CODM monitors revenues based on product category and geographic area. Virtually all products sold in Europe are manufactured in the Netherlands. Substantially all other products are manufactured in Dallas, Texas. Net revenues for each segment include only sales to unaffiliated customers; there were no intra-segment revenues for the periods presented.

   The following product category data includes net revenues (in thousands):

                                                         Years Ended June 30,
                                                        -----------------------
                                                         2001    2000    1999
                                                        ------- ------- -------
     Net revenues
     Enterprise Process Management..................... $15,363 $15,363 $15,182
     Graphics Product Group............................  14,808  20,910  23,805
     Technology........................................     --      --   17,975
                                                        ------- ------- -------
     Total net revenues................................ $30,171 $36,273 $56,962
                                                        ======= ======= =======

   The following geographic area data includes net revenues, based on product shipment destination, and property, plant and equipment, based on physical location (in thousands):

                                                         Years Ended June 30,
                                                        -----------------------
                                                         2001    2000    1999
                                                        ------- ------- -------
     Net revenues
     United States..................................... $14,178 $14,935 $34,695
     Germany...........................................   6,000   8,197   6,925
     Japan.............................................   1,545   2,072   1,270
     Rest of World.....................................   8,448  11,069  14,072
                                                        ------- ------- -------
     Total............................................. $30,171 $36,273 $56,962
                                                        ======= ======= =======
     Property, Plant & Equipment, net
     United States..................................... $   576 $ 1,148 $ 1,570
     Germany...........................................     109     112     122
     Japan.............................................       9      15      41
     Rest of World.....................................     185     295     410
                                                        ------- ------- -------
     Total............................................. $   879 $ 1,570 $ 2,143
                                                        ======= ======= =======

                                  SCHEDULE II
                       MICROGRAFX, INC. AND SUBSIDIARIES
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (in thousands)

                         Balance At   Charged      Charged                  Balance
                         Beginning    To Costs    To Other                  at End
      Description        of Period  and Expenses Accounts(b) Deductions(a) of Period
      -----------        ---------- ------------ ----------- ------------- ---------
Years Ended June 30,
1999
 Allowance for doubtful
  accounts:.............   $  343      $  306      $   --       $   44      $  605
 Allowance for sales
  returns:..............   $1,364      $  --       $   503      $  --       $1,867
 Deferred tax valuation
  allowance:............   $2,560      $2,486      $   --       $  --       $5,046
2000
 Allowance for doubtful
  accounts:.............   $  605      $ (152)     $   --       $  (12)     $  465
 Allowance for sales
  returns:..............   $1,867      $  --       $   121      $  --       $1,988
 Deferred tax valuation
  allowance:............   $5,046      $3,700      $   --       $  --       $8,746
2001
 Allowance for doubtful
  accounts:.............   $  465      $ (337)     $   --       $  (55)     $  183
 Allowance for sales
  returns:..............   $1,988      $  --       $(1,464)     $  --       $  524
 Deferred tax valuation
  allowance:............   $8,746      $  (13)     $   --       $  --       $8,733

--------
(a) Represents amounts written-off during the year, net of recoveries.
(b) The allowance for sales returns is recorded as a reduction of revenues.

                                                                         ANNEX A

                                MERGER AGREEMENT

                           dated as of July 16, 2001

                            as amended and restated

                                  by and among

                               COREL CORPORATION

                          CALGARY I ACQUISITION CORP.

                                     -and-

                                MICROGRAFX, INC.

                           GLOSSARY OF DEFINED TERMS

   The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

      "affiliate"                                    -- Section 9.18(a)

      "Affiliate Agreement"                          -- Section 6.04

      "Aggregate Redemption Fund"                    -- Section 2.01(c)(i)

      "this Agreement"                               -- Preamble

      "Alternative Proposal"                         -- Section 5.02

      "Antitrust Division"                           -- Section 6.07

      "beneficially"                                 -- Section 9.18(b)

      "business day"                                 -- Section 9.18(c)

      "Canadian GAAP"                                -- Section 4.05

      "Cash Alternative"                             -- Section 2.01(c)(ii)

      "Cash Fund"                                    -- Section 7.03(g)

      "CERCLA"                                       -- Section 3.15(b)

      "Certificate of Merger"                        -- Section 1.03

      "Certificates"                                 -- Section 2.02(b)

      "Closing"                                      -- Section 1.02

      "Closing Date"                                 -- Section 1.02

      "Code"                                         -- Preamble

      "Confidentiality Agreement"                    -- Section 6.01

      "Confidential Information"                     -- Section 6.01

      "Constituent Corporations"                     -- Section 1.01

      "Contracts"                                    -- Section 3.04(a)

      "control," controlling," "controlled by" and   -- Section 9.18(a)
      "under common control with"

      "Conversion Number"                            -- Section 2.01(c)(i)

      "Corel"                                        -- Preamble

      "Corel Closing Share Price"                    -- Section 2.01(c)(ii)

      "Corel Common Stock"                           -- Section 4.02(a)

      "Corel's Counsel"                              -- Section 7.02(c)

      "Corel Disclosure Letter"                      -- Section 4.01

      "Corel Financial Statements"                   -- Section 4.05

      "Corel Permits"                                -- Section 4.10

      "Corel PR"                                     -- Section 2.01(c)(i)

      "Corel Reports"                          -- Section 4.05

      "Corel Rights Agreement"                 -- Section 4.02(a)

      "Corel Stock Option Plan"                -- Section 4.02(a)

      "Corel Stock Option Plan 2000"           -- Section 4.02(a)

      "Developers"                             -- Section 3.16(b)

      "Dissenting Shareholder"                 -- Section 2.01(j)

      "DL"                                     -- Section 1.01

      "Effective Time"                         -- Section 1.03

      "Environmental Law"                      -- Section 3.15(e)(i)

      "Environmental Permits"                  -- Section 3.15(a)

      "ERISA"                                  -- Section 3.13(b)(i)

      "Exchange Act"                           -- Section 3.04(b)

      "Exchange Agent"                         -- Section 2.02(a)

      "FTC"                                    -- Section 6.07

      "Governmental or Regulatory Authority"   -- Section 3.04(a)

      "group"                                  -- Section 9.18(f)

      "Hazardous Material"                     -- Section 3.15(e)(ii)

      "HSR Act"                                -- Section 3.04(b)

      "Indemnified Liabilities"                -- Section 6.10(a)

      "Indemnified Parties"                    -- Section 6.10(a)

      "Indemnifying Party"                     -- Section 6.10(a)

      "Intellectual Property Rights"           -- Section 3.16

      "laws"                                   -- Section 3.04(a)

      "Lien"                                   -- Section 3.02(b)

      "material adverse effect"                -- Section 9.18(e)

      "Merger"                                 -- Preamble

      "Micrografx"                             -- Preamble

      "Micrografx Affiliates"                  -- Section 6.04

      "Micrografx Annual Revenues"             -- Section 2.01(c)(i)

      "Micrografx Common Stock"                -- Section 2.01(b)

      "Micrografx's Counsel"                   -- Section 7.03(d)

      "Micrografx Director"                    -- Section 6.11

      "Micrografx Disclosure Letter"           -- Section 3.01

      "Micrografx Employee Benefit Plan"       -- Section 3.13(b)(i)

      "Micrografx ESOP"                        -- Section 2.01(e)

      "Micrografx ESPP"                      -- Section 2.01(f)

      "Micrografx Financial Statements"      -- Section 3.05

      "Micrografx Leases"                    -- Section 3.17

      "Micrografx Leased Properties"         -- Section 3.17

      "Micrografx License Agreements"        -- Section 3.16(b)

      "Micrografx Permits"                   -- Section 3.10

      "Micrografx Preferred Stock            -- Section 2.01(b)

      "Micrografx Reports"                   -- Section 3.05

      "Micrografx Series A Stock"            -- Section 2.01(d)

      "Micrografx Shareholders' Approval"    -- Section 6.03(b)

      "Micrografx Shareholders' Meeting"     -- Section 6.03(a)

      "Nasdaq"                               -- Section 2.02(e)

      "Options"                              -- Section 3.02(a)

      "orders"                               -- Section 3.04(a)

      "Participation Rights Agreement"       -- Section 2.01(c)(i)

      "person"                               -- Section 9.18(f)

      "Plan"                                 -- Section 3.13(b)(ii)

      "Principal Party"                      -- Section 5.05

      "Proxy Statement"                      -- Section 3.09

      "Registration Statement"               -- Section 4.09

      "Representatives"                      -- Section 9.18(g)

      "Restraint"                            -- Section 7.01(e)

      "SEC"                                  -- Section 3.04(b)

      "Secretary of State"                   -- Section 1.03

      "Securities Act"                       -- Section 3.04(b)

      "Significant Subsidiary"               -- Section 9.18(h)

      "Software"                             -- Section 3.16(b)

      "Specified Amount"                     -- Section 8.02(b)

      "Sub"                                  -- Preamble

      "Sub Common Stock"                     -- Section 2.01(a)

      "Subsidiary"                           -- Section 9.18(i)

      "Superior Proposal"                    -- Section 8.01(c)

      "Surviving Corporation"                -- Section 1.01

      "Surviving Corporation Common Stock"   -- Section 2.01(a)

      "Takeover Laws"                -- Section 3.23

      "taxes"                        -- Section 3.12(c)

      "Texas Secretary of State"     -- Section 1.03

      "TL"                           -- Section 1.01

      "Trustee"                      -- Section 7.03(g)

      "TSE"                          -- Section 2.01(e)

      "U.S. GAAP"                    -- Section 3.05

      "Voting and Proxy Agreement"   -- Preamble

                               TABLE OF CONTENTS

                         ARTICLE I--THE MERGER
 1.01 The Merger......................................................   A-1
 1.02 Closing.........................................................   A-1
 1.03 Effective Time..................................................   A-2
 1.04 Certificate of Incorporation and Bylaws of the Surviving
      Corporation.....................................................   A-2
 1.05 Directors and Officers of the Surviving Corporation.............   A-2
 1.06 Effects of the Merger...........................................   A-2
 1.07 Further Assurances..............................................   A-2
                    ARTICLE II--CONVERSION OF SHARES
 2.01 Conversion of Capital Stock.....................................   A-2
 2.02 Exchange of Certificates........................................   A-5
       ARTICLE III--REPRESENTATIONS AND WARRANTIES OF MICROGRAFX
 3.01 Organization and Qualification..................................   A-7
 3.02 Capital Stock...................................................   A-8
 3.03 Authority Relative to this Agreement............................   A-9
 3.04 Non-Contravention; Approvals and Consents.......................   A-9
 3.05 Reports and Financial Statements................................  A-10
 3.06 Absence of Certain Changes or Events............................  A-11
 3.07 Absence of Undisclosed Liabilities..............................  A-11
 3.08 Legal Proceedings...............................................  A-11
 3.09 Information Supplied............................................  A-11
 3.10 Compliance with Laws and Orders.................................  A-11
 3.11 Compliance with Agreements; Certain Agreements..................  A-12
 3.12 Taxes...........................................................  A-12
 3.13 Employee Benefit Plans; ERISA...................................  A-13
 3.14 Labor Matters...................................................  A-14
 3.15 Environmental Matters...........................................  A-14
 3.16 Intellectual Property Rights....................................  A-15
 3.17 Micrografx Owned and Leased Properties..........................  A-17
 3.18 Title to Properties.............................................  A-17
 3.19 Insurance.......................................................  A-17
 3.20 Vote Required...................................................  A-17
 3.21 Opinion of Financial Advisor....................................  A-17
 3.22 Ownership of Corel Common Stock.................................  A-17
 3.23 Takeover Laws...................................................  A-18
      ARTICLE IV--REPRESENTATIONS AND WARRANTIES OF COREL AND SUB
 4.01 Organization and Qualification..................................  A-18
 4.02 Capital Stock...................................................  A-18
 4.03 Authority Relative to this Agreement............................  A-19
 4.04 Non-Contravention; Approvals and Consents.......................  A-19
 4.05 Reports and Financial Statements................................  A-21
 4.06 Absence of Certain Changes or Events............................  A-21
 4.07 Absence of Undisclosed Liabilities..............................  A-21
 4.08 Legal Proceedings...............................................  A-22
 4.09 Information Supplied............................................  A-22
 4.10 Compliance with Laws and Orders.................................  A-22
 4.11 Sub.............................................................  A-23

 4.12 Ownership of Micrografx Common Stock............................   A-23
 4.13 Reporting Issuer................................................   A-23
 4.14 Issuance of Capital Stock.......................................   A-23
 4.15 Taxes...........................................................   A-23
                          ARTICLE V--COVENANTS
 5.01 Covenants of Micrografx.........................................   A-23
 5.02 No Solicitations................................................   A-25
 5.03 Covenants of Corel..............................................   A-26
 5.04 Third Party Standstill Agreements...............................   A-26
 5.05 Purchases of Capital Stock of the Other Party...................   A-27
 5.06 Advice of Changes...............................................   A-27
 5.07 Notice and Cure.................................................   A-27
 5.08 Fulfillment of Conditions.......................................   A-27
                   ARTICLE VI--ADDITIONAL AGREEMENTS
 6.01 Access to Information; Confidentiality..........................   A-27
 6.02 Preparation of Registration Statement and Proxy Statement.......   A-28
 6.03 Approval of Shareholders of Micrografx..........................   A-28
 6.04 Micrografx Affiliates...........................................   A-29
 6.05 Stock Exchange Listing..........................................   A-29
 6.06 Certain Tax Matters.............................................   A-29
 6.07 Regulatory and Other Approvals..................................   A-29
 6.08 Micrografx Director.............................................   A-29
 6.09 Expenses........................................................   A-29
 6.10 Brokers or Finders..............................................   A-30
 6.11 Takeover Statutes...............................................   A-30
 6.12 Conveyance Taxes................................................   A-30
 6.13 Micrografx 401(k) Plan..........................................   A-30
 6.14 Consents........................................................   A-30
 6.15 Indemnification and Insurance...................................   A-30
 6.16 Intergraph Debenture............................................   A-31
 6.17 Bridge Loan.....................................................   A-31
                        ARTICLE VII--CONDITIONS
 7.01 Conditions to Each Party's Obligation to Effect the Merger......   A-31
 7.02 Conditions to Obligation of Corel and Sub to Effect the Merger..   A-32
 7.03 Conditions to Obligation of Micrografx to Effect the Merger.....   A-33
            ARTICLE VIII--TERMINATION, AMENDMENT AND WAIVER
 8.01 Termination.....................................................   A-34
 8.02 Effect of Termination...........................................   A-35
 8.03 Amendment.......................................................   A-36
 8.04 Waiver..........................................................   A-36
                     ARTICLE IX--GENERAL PROVISIONS
 9.01 Non-Survival of Representations, Warranties, Covenants and
      Agreements......................................................   A-36
 9.02 Notices.........................................................   A-36
 9.03 Entire Agreement; Incorporation of Exhibits.....................   A-37
 9.04 Public Announcements............................................   A-37
 9.05 No Third Party Beneficiaries....................................   A-38

 9.06 No Assignment; Binding Effect.....................................  A-38
 9.07 Headings..........................................................  A-38
 9.08 Interpretation....................................................  A-38
 9.09 Invalid Provisions................................................  A-38
 9.10 Governing Law.....................................................  A-39
 9.11 Enforcement of Agreement..........................................  A-39
 9.12 Jurisdiction......................................................  A-39
 9.13 Service of Process................................................  A-39
 9.14 Waiver of Trial by Jury...........................................  A-39
 9.15 Remedies Cumulative...............................................  A-40
 9.16 Obligation of Corel and Micrografx................................  A-40
 9.17 Limitations on Warranties.........................................  A-40
 9.18 Certain Definitions...............................................  A-40
 9.19 Counterparts......................................................  A-41
 9.20 Disclosure Letters................................................  A-41
 9.21 Execution.........................................................  A-41
 9.22 Personal Liability................................................  A-41
 9.23 Currency..........................................................  A-41
 9.24 Date for Any Action...............................................  A-41

EXHIBITS

 A   Voting and Proxy Agreement
 B   Participation Rights Agreement
 C   Affiliate Agreement

   This MERGER AGREEMENT dated as of July 16, 2001 (the "Agreement") is made and entered into by and among Corel Corporation, a corporation continued under the laws of Canada ("Corel"), Calgary I Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Corel ("Sub"), and Micrografx, Inc., a Texas corporation ("Micrografx").

   WHEREAS, the Boards of Directors of Corel, Sub and Micrografx have each previously determined that it is advisable and in the best interests of their respective shareholders to consummate, and have approved, the merger transaction provided for herein in which Micrografx would merge with Sub (the "Merger");

   WHEREAS, the respective Boards of Directors of Corel and Micrografx have determined that the Merger is in furtherance of and consistent with their respective long-term business strategies and is advisable, fair to and in the best interests of their respective shareholders, and this Agreement and the Merger have been approved and adopted by the sole shareholder of Sub;

   WHEREAS, unless the Cash Alternative is elected by Corel, the parties intend that for U.S. federal income tax purposes, the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a "plan of reorganization" for the purposes of Section 368 of the Code;

   WHEREAS certain holders of shares of Micrografx Common Stock and shares of Micrografx Preferred Stock have entered into Voting and Proxy Agreements in the form of Exhibit A hereto ("Voting and Proxy Agreement"); and

   WHEREAS, Corel, Sub and Micrografx desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

   NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                   The Merger

   1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.03), Micrografx shall be merged with and into Sub in accordance with the General Corporation Law of the State of Delaware, as amended (the "DL") and the Business Corporations Act of the State of Texas, as amended (the "TL"). At the Effective Time, subject to
Section 2.01(c)(ii), the separate existence of Micrografx shall cease and Sub shall continue as the surviving corporation in the Merger (the "Surviving Corporation"). Sub and Micrografx are sometimes referred to herein as the "Constituent Corporations". As a result of the Merger, the outstanding shares of capital stock of the Constituent Corporations shall be converted or cancelled in the manner provided in Article II.

   1.02 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.01, and subject to the satisfaction or waiver (where applicable) of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place at the offices of McCarthy Tetrault located at The Chambers, 40 Elgin Street, Suite 1400, Ottawa, Ontario, K1P 5K6, at 10:00 a.m., local time, on the second business day following satisfaction of the condition set forth in
Section 7.0l(a) unless another date, time or place is agreed to in writing by the parties hereto (the "Closing Date"). At the Closing there shall be delivered to Corel, Sub and Micrografx the certificates and other documents and instruments required to be delivered under Article VII.

   1.03 Effective Time. At the Closing, a certificate of merger (the "Certificate of Merger") shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of Delaware (the "Secretary of State") for filing, as provided in Section 251 of the DL, and articles of merger ("Articles of Merger") shall be duly prepared and executed by the Surviving Corporation and thereafter delivered to the Secretary of State of Texas ("Texas Secretary of State") for filing, as provided in Article 5.04 of the TL, as soon as practicable on the Closing Date. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State and the issuance of the Certificate of Merger by the Texas Secretary of State (the date and time of such filing and issuance being referred to herein as the "Effective Time").

   1.04 Certificate of Incorporation and Bylaws of the Surviving
Corporation. At the Effective Time, (i) the Certificate of Incorporation of the Surviving Corporation shall be amended to read in its entirety (except for the corporate name) as set forth in the Certificate of Incorporation of Sub as in effect immediately prior to the Effective Time until thereafter amended as provided by law and such Certificate of Incorporation, and (ii) the Bylaws of Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

   1.05 Directors and Officers of the Surviving Corporation.

     (a) The directors of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

     (b) The officers of Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

   1.06 Effects of the Merger. Subject to the foregoing, the effects of the Merger shall be as provided in the applicable provisions of the DL and TL including, without limitation, Section 259 and Article 5.06, respectively, thereof.

   1.07 Further Assurances. Each party hereto will, either before or after the Effective Time, execute such further documents, instruments, deeds, bills of sale, assignments and assurances and take such further actions as may reasonably be requested by one or more of the others to consummate the Merger, to vest the Surviving Corporation with full title to all assets, properties, privileges, rights, approvals, immunities and franchises of either of the Constituent Corporations or to effect the other purposes of this Agreement.

                                   ARTICLE II

                              Conversion of Shares

   2.01 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the capital stock of either Micrografx or Sub, each of the following shall occur:

     (a) Capital Stock of Sub. Each issued and outstanding share of the common stock, par value $.01 per share, of Sub ("Sub Common Stock") shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation ("Surviving Corporation Common Stock"). Each certificate representing outstanding shares of Sub Common Stock shall at the Effective Time represent an equal number of outstanding shares of Surviving Corporation Common Stock.

     (b) Cancellation of Treasury Stock and Stock Owned by Corel and Subsidiaries. All shares of common stock, par value $.01 per share, of Micrografx ("Micrografx Common Stock") and preferred stock, par value $.01 per share, of Micrografx ("Micrografx Preferred Stock"), that are owned by Micrografx as treasury stock or owned by Corel, Sub or any other Subsidiary (as defined in Section 9.18) of Corel (other than shares of Surviving Corporation Common Stock) shall be cancelled and retired and shall cease to exist and no stock of Corel or other consideration shall be delivered in exchange therefor.

     (c) Exchange Ratio for Micrografx Common Stock.

       (i) Subject to Section 2.01(c)(ii), each issued and outstanding share of Micrografx Common Stock (other than shares to be cancelled in accordance with Section 2.01(b) and other than Micrografx Common Stock held by Persons who exercise their dissent rights in accordance with Articles 5.11 and 5.12 of TL) shall be converted into the right to receive (i) a fraction of a validly issued, fully paid and nonassessable common share of Corel ("Corel Common Stock") resulting from the multiplication of one share of Corel Common Stock by the Conversion Ratio (as defined below) and (ii) one Corel participation right ("Corel PR") in the form set forth in Sections 3.02 and 3.03 of the Participation Rights Agreement, substantially in the form of which is annexed as Exhibit B hereto.

       "Conversion Ratio" shall be determined immediately prior to the Effective Time and shall be the Micrografx Times Revenue Share Price (as defined below) divided by the volume weighted average trading price of Corel Common Stock on Nasdaq (or if the Corel Common Stock is not then traded on Nasdaq any other principal exchange on which the shares of Corel Common Stock are then listed) during the ten consecutive trading day period that ends on the second business day prior to the Effective Time (the "Corel Closing Share Price").

         (A) the "Micrografx Times Revenue Share Price" means the price per share resulting upon dividing (x) 50% of the Micrografx Annual Revenues by (y) the sum of the number of shares of issued and outstanding Micrografx Common Stock and the number of shares of Micrografx Common Stock into which the issued and outstanding Micrografx Series A Stock is convertible immediately prior to the Effective Time; and

         (B) "Micrografx Annual Revenues" means 103% of the annual audited revenues of Micrografx for the 12 months ended June 30, 2001, plus
      (x) 50% of the reduction without payment or other consideration to the holder thereof in the principal amount of the indebtedness represented by the Subordinated Convertible Debentures dated April 16, 1999 issued by the Corporation to Intergraph Corporation (the "Intergraph Debentures"), (y) 50% of any reductions after the date hereof in the principal amount of trade payable indebtedness owed by Micrografx that is outstanding on the date of this Agreement, which reductions are effected through the negotiation of discounts, without other consideration to the creditor, to the principal balance of such trade payables that are otherwise outstanding, and
      (z) the proceeds received by Micrografx after the date hereof and prior to the Effective Time from the exercise of any options or warrants to purchase shares of its capital stock; provided, that in no event shall the amount of Micrografx Annual Revenues exceed $34 million.

       (ii) If the Corel Closing Share Price is less than $2.90 unless due to a stock dividend, split or other share reclassification event, Corel shall have the right (the "Cash Alternative"), in lieu of the exchange provided for in Sections 2.01(c)(i) and 2.01(d), to require that each issued and outstanding share of Micrografx Common Stock and each issued and outstanding share of Micrografx Series A Stock (to the same extent as if the Micrografx Series A Stock had first been converted into shares of Micrografx Common Stock), as described in Section 2.01(c)(i) shall be converted into the right to receive solely cash equal to 200% of the Micrografx Times Revenue Share Price provided, that for the purposes of this Section 2.01(c)(ii), the Micrografx Times Revenue Share Price shall be calculated by substituting in the definition of "Micrografx Annual Revenue" "100%" in place of "103%" where the same appears. In the event Corel elects to exercise such right, and notwithstanding any other provision hereof, the parties agree that Sub shall merge with and into Micrografx and the Surviving Corporation shall be Micrografx (and the provisions of Sections 1.01, 1.03 and 1.04 shall be read accordingly), and the parties further agree that the Merger will be treated as a taxable stock transfer for United States tax purposes.

       (iii) All shares of Micrografx Common Stock converted in accordance with paragraph (i) or (ii) of this Section 2.01(c) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Corel Common Stock and the Corel PRs, or cash, to be issued in consideration therefor (determined in accordance with Section 2.02(c)(i)), upon the surrender of such certificate in accordance with Section 2.02, without interest.

     (d) Conversion of Micrografx Preferred Stock. Each issued and outstanding share of Micrografx's Series A Convertible Preferred Stock ("Micrografx Series A Stock") shall be converted into the right to receive such number of validly issued, fully paid and nonassessable shares of Corel Common Stock and Corel PRs to the same extent as if the Micrografx Series A Stock had first been converted into Micrografx Common Stock.

     (e) Stock Option Plans.

       (i) Not less than ten days prior to the Effective Time, each participant holding stock options under the Micrografx 1995 Incentive and Non-Statutory Stock Option Plan and the Micrografx 1995 Director Stock Option Plan (together, the "Micrografx ESOP") shall be given written notice by Micrografx that all outstanding stock options under the Micrografx ESOP must be exercised, and may, at the discretion of the holder, be exercised on a cashless basis such that the number of shares of Micrografx Common Stock that may be issued shall be that number of shares of Micrografx Common Stock that is net of that number of shares which is equal to the quotient obtained by dividing (A) the product of the total number of shares issuable and the respective exercise prices by (B) the greater of $1.65 and the closing price of Micrografx Common Stock on the Over-the-Counter Bulletin Board on the date of exercise, to the extent vested (including those which would vest upon the Effective Time), no later than two business days prior to the Effective Time. To the extent that such options are not exercised, all outstanding but unexercised options under the Micrografx ESOP will terminate at the Effective Time, and become null and void.

       (ii) Each participant holding unvested options, including unvested options which would not vest upon the Effective Time, with an exercise price less than $1.65 per share shall be paid by Corel, at the Effective Time, cash equal to the difference between $1.65 per share and such exercise price (the "Option Cash").

     (f) Stock Purchase Plans. Micrografx shall provide written notice not later than 30 days prior to the second business day prior to the Effective Time to all participants in the Micrografx Employee Stock Purchase Plan (the "Micrografx ESPP") that all outstanding options under the Micrografx ESPP to the extent exercisable (including those which would be exercisable upon the Effective Time), may be exercised for a period of not less than thirty (30) days from the date of such notice. At the end of such 30-day period, all outstanding options under the Micrografx ESPP will terminate. Furthermore, no further Offering Periods shall be implemented absent the prior approval of Corel until after this Agreement has been terminated in accordance with Section 8.01.

     (g) Warrants. At the Effective Time, Corel shall assume all of Micrografx's obligations under all outstanding warrants. Holders of outstanding warrants shall be entitled to receive, upon exercise of such warrants, the same number of shares of Corel Common Stock and Corel PRs as such holders would have received in shares of Micrografx Common Stock had they exercised the warrants prior to the Effective Time. The exercise prices for such warrants shall be adjusted consistent with the appropriate conversion ratios.

     (h) Convertible Promissory Notes. Immediately prior to the Effective Date, all outstanding convertible promissory notes issued by Micrografx shall be converted into Micrografx Common Stock pursuant to the terms and conditions of such convertible promissory notes.

     (i) Consideration for Corel Common Stock and Corel PRs. Effective as of the Effective Time, the Surviving Corporation shall in consideration for Corel's issuance of Corel Common Stock and Corel PRs in accordance with
  Section 2.01(d), issue such shares of the Surviving Corporation to Corel as Corel and Sub may agree.

     (j) Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary but only to the extent required by the TL, shares of Micrografx Common Stock that are issued and outstanding immediately prior to the Effective Time and held by a person (a "Dissenting Shareholder") who shall not have voted to approve and adopt this Agreement or consented thereto in writing and who shall have complied with all of the provisions of the TL to dissent from the Merger and to demand appraisal for such shares in accordance with Article 5.12 of the TL (the "Dissenting Shares") shall not be converted as described in Section 2.01(c), unless such holder fails to perfect or withdraws or otherwise loses his right to appraisal, but shall instead become the right to receive such consideration as may be determined to be due such Dissenting Shareholder pursuant to the TL. If, after the Effective Time, such Dissenting Shareholder fails to perfect or withdraws or otherwise loses his right to appraisal, such Dissenting Shareholder's shares of Micrografx Common Stock shall no longer be considered Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, Shares of Corel Common Stock and Corel PRs. Micrografx shall give Corel prompt notice of any demands received by Micrografx for appraisal of shares of Micrografx Common Stock, and Corel shall have the right to participate in all negotiations and proceedings with respect to such demands. Micrografx shall not, except with prior written consent of Corel, make any payment with respect to, or settle or offer to settle, any such demands.

   2.02 Exchange of Certificates.

     (a) Exchange Agent. As of the Effective Time, Corel shall enter into an agreement (the terms of which shall be reasonably satisfactory to Micrografx) with such bank or trust company as may be designated by Corel (the "Exchange Agent"), which shall provide that Corel shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of shares of Micrografx Common Stock and Micrografx Preferred Stock, for exchange in accordance with this Article II, through the Exchange Agent, either (A) if the Cash Alternative is elected by Corel, the full cash amount provided in Section 2.01(c)(ii), or (B) if the Cash Alternative is not elected, (i) certificates representing the number of duly authorized whole shares of Corel Common Stock issuable in connection with the Merger, and (ii) certificates representing the number of duly authorized Corel PRs issuable in connection with the Merger, to be held for the benefit of and distributed to such holders in accordance with this Section (such shares of Corel Common Stock and such Corel PRs, being referred to herein as the "Exchange Fund").

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within ten business days after the Effective Time, Corel shall cause the Exchange Agent to mail to each holder of record of the Certificate(s) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for cash or for certificates representing whole shares of Corel Common Stock or whole Corel PRs. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal duly executed and completed in accordance with its terms, the holder of such Certificate shall be entitled to receive in exchange therefor, if the Cash Alternative is elected then cash, and otherwise a certificate representing that number of whole shares of Corel Common Stock and such number of Corel PRs, which such holder has the right to receive pursuant to the provisions of this
  Article II, and the Certificate so surrendered shall forthwith be cancelled. In no event shall the holder of any Certificate be entitled to receive any fractional shares or interest on any funds to be received in the Merger. In the event of a transfer of ownership of Micrografx Common Stock or Micrografx Preferred Stock which is not registered in the transfer records of Micrografx, if the Cash Alternative is elected then cash, and otherwise a certificate representing that number of whole shares of Corel Common and a certificate representing that number of Corel PRs may be issued to a transferee if the Certificate representing such Micrografx Common Stock or Micrografx Preferred Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance or delivery of shares of Corel Common Stock or Corel PRs to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Corel that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), except as limited by paragraph (c) below, each Certificate shall be deemed at any time after the Effective Time to represent, if the Cash Alternative is elected then cash, and otherwise ownership of the number of shares of Corel Common Stock (and any rights derivative thereof) and Corel PRs into which the number of shares of Micrografx Common Stock or Micrografx Preferred Stock shown thereon have been converted as contemplated by this
  Article II. Notwithstanding the foregoing, Certificates representing Micrografx Common Stock or Micrografx Preferred Stock surrendered for exchange by any person constituting an "affiliate" of Micrografx for purposes of Section 6.04 shall not be exchanged until Corel has received an Affiliate Agreement (as defined in Section 6.04) executed by such person as provided in Section 6.04.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to Corel Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Micrografx Common Stock or Micrografx Preferred Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate in accordance with this Section. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Corel Common Stock or Corel PRs issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions, if any, with a record date on or after the Effective Time which theretofore became payable, but which were not paid by reason of the immediately preceding sentence, with respect to such whole shares of Corel Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date on or after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Corel Common Stock or Corel PRs.

     (d) No Further Ownership Rights in Micrografx Common Stock or Micrografx Preferred Stock. All cash paid or, as the case may be, shares of Corel Common Stock and all Corel PRs issued upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash paid pursuant to Section 2.02(e)) shall be deemed to have been issued at the Effective Time in full satisfaction of all rights pertaining to the shares of Micrografx Common Stock or Micrografx Preferred Stock represented thereby, as applicable. From and after the Effective Time, the stock transfer books of Micrografx shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Micrografx Common Stock or Micrografx Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section.

     (e) No Fractional Shares. No certificate or scrip representing fractional shares of Corel Common Stock will be issued in the Merger upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a shareholder of Corel. In lieu of any such fractional shares, each holder of Certificates who would otherwise have been entitled to a fraction equal to one-half or more of a share of Corel Common Stock shall receive a full share of Corel Common Stock.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains unclaimed by the former shareholders of Micrografx for 12 months after the Effective Time shall be delivered to Corel, upon demand, and any shareholders of Micrografx who have not theretofore complied with this
  Article II shall thereafter look only to Corel (subject to abandoned property, escheat and other similar laws) as general creditors for payment of their claim for cash, on the one hand, or Corel Common Stock or Corel PRs and any dividends or distributions with respect to Corel Common Stock or Corel PRs on the other hand. Neither Corel nor the Surviving Corporation shall be liable to any holder of shares of Micrografx Common Stock or Micrografx Preferred Stock for cash or shares of Corel Common Stock or Corel PRs (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (g) Withholding Rights. Corel shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Micrografx Common Stock or Micrografx Preferred Stock such amounts as Corel is required to deduct and withhold or remit pursuant to the applicable rules under any provision of federal, provincial, local or foreign tax law, and Corel may sell the shares of Corel Common Stock or the Corel PRs to which such holder is entitled for the purposes of obtaining cash necessary to remit any such amount to the applicable authority. To the extent that amounts are so withheld by Corel, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Micrografx Common Stock or Micrografx Preferred Stock in respect of which such deduction and withholding was made by Corel.

     (h) Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate(s) to be lost, stolen or destroyed and, if required by Corel, the posting by such person of a bond in such sum as Corel may reasonably direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate(s), the Exchange Agent will pay the cash or issue the shares of Corel Common Stock and the Corel PRs pursuant to
  Section 2.02(b) deliverable in respect of the shares of Micrografx Common Stock or Micrografx Preferred Stock represented by such lost, stolen or destroyed Certificates.

                                  ARTICLE III

                  Representations and Warranties of Micrografx

   Micrografx represents and warrants to Corel and Sub as follows:

   3.01 Organization and Qualification. Each of Micrografx and its Subsidiaries (as defined in Section 9.18) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so existing and in good standing or to have such power and authority which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect (as defined in Section 9.18) on Micrografx and its Subsidiaries taken as a whole. Each of Micrografx and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, are not having and would not be reasonably expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole.
Section 3.01 of the letter dated the date hereof and delivered to Corel by Micrografx concurrently with the original execution and delivery of this Agreement (the "Micrografx Disclosure Letter") sets forth: (i) the name and jurisdiction of incorporation of each Subsidiary of Micrografx, (ii) its authorized capital stock, (iii) the number of issued and outstanding shares of its capital stock and (iv) the record owners of such shares. Except for interests in the Subsidiaries of Micrografx and as disclosed in Section 3.01 of the Micrografx Disclosure Letter, Micrografx does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than (i) non-controlling investments in the ordinary course of business and corporate partnering, development, cooperative marketing and similar undertakings and arrangements entered into in the ordinary course of business and (ii) other investments of less than $100,000 in aggregate). Except as disclosed in Section 3.01 of the Micrografx Disclosure Letter, Micrografx has previously made available to Corel correct and complete copies of the certificate or articles of incorporation and bylaws (or other comparable charter documents) of Micrografx and its Subsidiaries.

   3.02 Capital Stock.

     (a) As of the date of this Agreement, the authorized capital stock of Micrografx consists solely of (A) 20,000,000 shares of Micrografx Common Stock, and (B) 10,000,000 shares of Micrografx Preferred Stock, of which 4,000,000 shares have been designated as Micrografx Series A Stock. As of the date of this Agreement, 12,549,542 shares of Micrografx Common Stock are issued and outstanding, 475,509 shares of Micrografx Common Stock are held in the treasury of Micrografx and 1,120,000 shares of Micrografx Series A Stock are issued and outstanding. As of the date hereof, (i) 5,300,000 shares of Micrografx Common Stock are reserved for issuance upon the exercise of options under the Micrografx ESOP of which options for 3,049,449 shares of Micrografx Common Stock have been granted and are outstanding, (ii) 100,000 shares of Micrografx Common Stock are reserved for issuance under the Micrografx 1993 Restricted Stock Plan, (iii) 2,000,000 shares of Micrografx Common Stock are reserved for issuance under the Micrografx ESPP, (iv) 579,700 shares of Micrografx Common Stock are reserved for issuance upon the conversion of the principal balance of an outstanding debenture, (v) 939,850 shares of Micrografx Common Stock are reserved for issuance upon conversion of the principal balance outstanding under certain promissory notes (additional shares of Micrografx Common Stock are reserved with respect to accrued interest, which at Closing shall constitute approximately 35,000 shares) and (vi) 240,000 shares of Micrografx Common Stock are reserved for issuance upon exercise of outstanding warrants. All of the issued and outstanding shares of Micrografx Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except for shares of Micrografx Common Stock issuable upon conversion of the Micrografx Series A Stock and except pursuant to this Agreement, and except as set forth in Section 3.02 of the Micrografx Disclosure Letter or as described above in this Section 3.02, there are no outstanding subscriptions, options, warrants, rights (including "phantom" stock rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, "Options"), obligating Micrografx or any of its Subsidiaries to issue or sell any shares of capital stock of Micrografx or to grant, extend or enter into any Option with respect thereto.

     (b) Except as disclosed in Section 3.02 of the Micrografx Disclosure Letter or as described above in this Section 3.02, all of the outstanding shares of capital stock of each Subsidiary of Micrografx are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Micrografx or a Subsidiary wholly owned, directly or indirectly, by Micrografx, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities and charges of any kind other than standard state and federal securities law private offering legends and restrictions (each a "Lien"). Except as disclosed in
  Section 3.02 of the Micrografx Disclosure Letter, there are no (i) outstanding Options obligating Micrografx or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of Micrografx or to grant, extend or enter into any such Option; (ii) outstanding bonds, debentures or other evidences of indebtedness of Micrografx having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of Micrografx Common Stock on any matter; or (iii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Micrografx or a Subsidiary wholly owned, directly or indirectly, by Micrografx with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of Micrografx, other than Voting and Proxy Agreements.

     (c) Except as disclosed in Section 3.02 of the Micrografx Disclosure Letter or as described above in this Section 3.02, there are no outstanding contractual obligations of Micrografx or any Subsidiary of Micrografx to repurchase, redeem or otherwise acquire any shares of Micrografx Common Stock or Micrografx Preferred Stock or any capital stock of any Subsidiary of Micrografx or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Micrografx or any other person.

   3.03 Authority Relative to This Agreement. Micrografx has full corporate power and authority to enter into this Agreement and, subject to obtaining the Micrografx Shareholders' Approval (as defined in Section 6.03(a)), to perform its obligations hereunder and to consummate the transactions contemplated hereby. On or prior to the date hereof, the execution, delivery and performance of this Agreement by Micrografx and the consummation by Micrografx of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Micrografx, the Board of Directors of Micrografx has recommended adoption of this Agreement by the shareholders of Micrografx and directed that this Agreement be submitted to the shareholders of Micrografx for their consideration, and no other corporate proceedings on the part of Micrografx or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement by Micrografx and the consummation by Micrografx of the transactions contemplated hereby, other than obtaining the Micrografx Shareholders' Approval. This Agreement has been duly and validly executed and delivered by Micrografx and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of Micrografx enforceable against Micrografx in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

   3.04 Non-Contravention; Approvals and Consents.

     (a) The execution and delivery of this Agreement by Micrografx do not, and the performance by Micrografx of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give rise to any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Micrografx or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of Micrografx or any of its Subsidiaries, or (ii) subject to the obtaining of Micrografx Shareholders' Approval and the taking of the actions described in paragraph (b) of this Section 3.04,
  (x) any statute, law, rule, regulation or ordinance (together, "laws"), or any judgment, decree, order, writ, permit or license (together, "orders"), of any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, province, county, city or other political subdivision (a "Governmental or Regulatory Authority") applicable to Micrografx or any of its Subsidiaries or any of their respective assets or properties, or (y) to the knowledge of Micrografx, except as disclosed in
  Section 3.04 of the Micrografx Disclosure Letter, any note, bond, mortgage, security agreement, indenture, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind (together, "Contracts") to which Micrografx or any of its Subsidiaries is a party or by which Micrografx or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, payment or reimbursement obligations, terminations, cancellations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole or on the ability of Micrografx to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for the filing of a premerger notification report by Micrografx under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (ii) for the filing of the Proxy Statement (as defined in Section 3.09) and the Registration Statement (as defined in Section 4.09) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), the declaration of the effectiveness of the Registration Statement by the SEC and filings with various Canadian provincial and state securities authorities that are required in connection with the transactions contemplated by this Agreement, (iii) for the filing of the Certificate of Merger and other appropriate merger documents required by the DL with the Secretary of State and the filing of the Articles of Merger with the Texas Secretary of States under the TL and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, (iv) the filing(s) as may be required by the Investment Canada Act (Canada) and/or the Competition Act (Canada), (v) such filings and applications as are required to be made under Canadian securities law and under the Canada Business Corporations Act, (vi) such filings as are required to be made with Nasdaq and the TSE, and (vii) as disclosed in
  Section 3.04 of the Micrografx Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or, to the knowledge of Micrografx, any Contract to which Micrografx or any of its Subsidiaries is a party or by which Micrografx or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by Micrografx, the performance by Micrografx of its obligations hereunder or the consummation by Micrografx of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole or on the ability of Micrografx to consummate the transactions contemplated by this Agreement.

   3.05 Reports and Financial Statements. Micrografx has made available to Corel prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by Micrografx or any of its Subsidiaries with the SEC since January 1, 1997 (as such documents have since the time of their filing been amended or supplemented, the "Micrografx Reports"), which are all the documents (other than preliminary material) that Micrografx and its Subsidiaries were required to file with the SEC since such date. Except as disclosed in Section 3.05 of the Micrografx Disclosure Letter, as of their respective dates, the Micrografx Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Micrografx Reports (the "Micrografx Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements, to the absence of certain footnotes and to normal, recurring year-end audit adjustments (which would not reasonably be expected to, individually or in the aggregate, materially adverse to Micrografx and its Subsidiaries taken as a whole)) the consolidated financial position of Micrografx and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as set forth in Section 3.05 of the Micrografx Disclosure Letter, each Subsidiary of Micrografx is treated as a consolidated subsidiary of Micrografx in the Micrografx Financial Statements for all periods covered thereby.

   3.06 Absence of Certain Changes or Events. Except as disclosed in the Micrografx Reports filed prior to the date of this Agreement or in Section 3.06 of the Micrografx Disclosure Letter:

     (a) since March 31, 2001, there has not been any change, event or development having, or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Micrografx and its Subsidiaries taken as a whole, and

     (b) between such date and the date hereof (i) Micrografx and its Subsidiaries have conducted their respective businesses only in the ordinary course substantially consistent with past practice and (ii) neither Micrografx nor any of its Subsidiaries has taken any action which, if taken after the date hereof, would constitute a breach of any provision of clause (ii) of Section 5.01(b).

   3.07 Absence of Undisclosed Liabilities. Except as disclosed in the Micrografx Reports filed prior to the date of this Agreement, or for matters reflected or reserved against in the consolidated balance sheet of Micrografx and its consolidated subsidiaries, dated March 31, 2001, included in the Micrografx Financial Statements or as disclosed in Section 3.07 of the Micrografx Disclosure Letter, neither Micrografx nor any of its Subsidiaries had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by U.S. GAAP to be reflected on a consolidated balance sheet of Micrografx and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice or (ii) which have not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Micrografx and its Subsidiaries taken as a whole.

   3.08 Legal Proceedings. Except as disclosed in the Micrografx Reports filed prior to the date of this Agreement or in Section 3.08 of the Micrografx Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Micrografx, threatened against, relating to or affecting, nor to the knowledge of Micrografx are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, Micrografx or any of its Subsidiaries or affiliates or any of their respective assets and properties which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole or on the ability of Micrografx to consummate the transactions contemplated by this Agreement, and
(ii) neither Micrografx nor any of its Subsidiaries nor any of its affiliates is subject to any order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or would reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole or on the ability of Micrografx to consummate the transactions contemplated by this Agreement.

   3.09 Information Supplied. The joint proxy statement relating to the Micrografx Shareholders' Meeting (as defined in Section 6.03 (b)), as amended or supplemented from time to time (as so amended and supplemented, the "Proxy Statement"), and any other documents to be filed by Micrografx with the SEC, the Ontario Securities Commission, the TSE or any other Governmental or Regulatory Authority in connection with the Merger and the other transactions contemplated hereby will (in the case of the Proxy Statement and any such other documents filed with the SEC under the Exchange Act or the Securities Act) comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and will not, on the date of its filing or, in the case of the Proxy Statement, at the date it is mailed to shareholders of Micrografx and at the times of the Micrografx Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Micrografx with respect to information supplied in writing by or on behalf of Corel or Sub expressly for inclusion therein and information incorporated by reference therein from documents filed by Corel or any of its Subsidiaries with the SEC.

   3.10 Compliance with Laws and Orders. Micrografx and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental and Regulatory Authorities necessary for the lawful conduct of their respective businesses as presently conducted (the "Micrografx Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole. Micrografx and its Subsidiaries are in compliance with the terms of the Micrografx Permits, except failures so to comply which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole. Except as disclosed in the Micrografx Reports filed prior to the date of this Agreement, Micrografx and its Subsidiaries are not in violation of or default under any law or order of any Governmental or Regulatory Authority, except for such violations or defaults which, individually or in the aggregate, are not having and would not be reasonably expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole.

   3.11 Compliance with Agreements; Certain Agreements.

     (a) Except as disclosed in the Micrografx Reports filed prior to the date of this Agreement, neither Micrografx nor any of its Subsidiaries nor, to the knowledge of Micrografx, any other party is in breach or violation of, or in default in the performance or observance of any term or provision of, and no event has occurred which, with notice or lapse of time or both, could be reasonably expected to result in a default under, (i) the certificates or articles of incorporation or bylaws (or other comparable charter documents) of Micrografx or any of its Subsidiaries or (ii) any Contract to which Micrografx or any of its Subsidiaries is a party or by which Micrografx or any of its Subsidiaries or any of their respective assets or properties is bound, except in the case of clause (ii) for breaches, violations and defaults which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole. Except for this Agreement and those agreements and other documents filed as exhibits to the Micrografx Reports or set forth in Section 3.11 of the Micrografx Disclosure Letter, as of the date of this Agreement, neither Micrografx nor any of its Subsidiaries is a party to or bound by any non-competition agreement or other agreement or arrangement that materially restricts it or any of its Subsidiaries from competing in any line of business which is material to Micrografx and its Subsidiaries.

     (b) Except as disclosed in Section 3.11 of the Micrografx Disclosure Letter or in the Micrografx Reports filed prior to the date of this Agreement or as provided for in this Agreement, as of the date hereof, to the knowledge of Micrografx, neither Micrografx nor any of its Subsidiaries is a party to any oral or written (i) consulting agreement not terminable on 60 days' or less notice involving the payment of more than U.S.$100,000 per annum in the aggregate for all such agreements, (ii) union or collective bargaining agreement which covers any employees, (iii) agreement with any executive officer or other employee of Micrografx or any of its Subsidiaries, the benefits of which in the aggregate for all such executive officers and employees exceed U.S.$100,000, and which are contingent or vest, or the terms of which are materially altered, upon the occurrence of a transaction involving Micrografx or any of its Subsidiaries of the nature contemplated by this Agreement, excluding accelerated vesting of options as contemplated in Section 2.01(e), (iv) agreement with respect to any executive officer or other employee of Micrografx or any of its Subsidiaries providing any term of employment or compensation guarantee or
  (v) agreement or plan, including any stock option, stock appreciation right, restricted stock or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

   3.12 Taxes.

     (a) Each of Micrografx and its Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed or granted and have not expired, and all such tax returns and reports are complete and accurate in all material respects, except to the extent that such failures to file, have extensions granted that remain in effect or be complete and accurate in all respects, as applicable, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole. Micrografx and each of its Subsidiaries has paid (or Micrografx has paid on its behalf) all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the Micrografx Reports reflect a reserve for all taxes payable by Micrografx and its Subsidiaries which is adequate in accordance with U.S. GAAP for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against Micrografx or any of its Subsidiaries that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Micrografx and its Subsidiaries taken as a whole. No requests for waivers of the time to assess any taxes against Micrografx or any of its Subsidiaries have been granted or are pending, except requests with respect to such taxes that have been adequately reserved for in the most recent Micrografx Reports, or, to the extent not adequately reserved, the assessment of which would not, individually or in the aggregate, have a material adverse effect on Micrografx and its Subsidiaries taken as a whole.

     (b) To the knowledge of Micrografx, there are no liens for material amounts of taxes on the assets of Micrografx or any of its Subsidiaries except for statutory liens for current taxes not yet due and payable.

     (c) Micrografx has not taken and, unless the Cash Alternative is elected by Corel, will not take any action to prevent, nor has it any knowledge of any fact or circumstance reasonably likely to prevent, the Merger from qualifying as a tax free reorganization within the meaning of Section 368 of the Code, other than the possible election of the Cash Alternative by Corel.

     (d) As used in this Section 3.12, "taxes" shall include all federal, provincial, state, local and foreign income, capital, franchise, property, sales, use, goods and services, excise, land transfer, ad valorem, workers compensation, employment insurance, workers health and other taxes, including obligations for taxes and other amounts required to be withheld from payments due or made to any other person (including employees and non-resident persons) and any interest, penalties or additions to tax.

   3.13 Employee Benefit Plans; ERISA.

     (a) Except as described in the Micrografx Reports filed prior to the date of this Agreement or in Section 3.13 of the Micrografx Disclosure Letter or as would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole, (i) all Micrografx Employee Benefit Plans (as defined below) are in compliance in all material respects with all applicable requirements of law, including ERISA and the Code, and (ii) neither Micrografx nor any of its Subsidiaries has any liabilities or obligations with respect to any such Micrografx Employee Benefit Plans, whether accrued, contingent or otherwise, nor to the knowledge of Micrografx are any such liabilities or obligations expected to be incurred. Except as described in the Micrografx Reports filed prior to the date of this Agreement or in Section 3.13 of the Micrografx Disclosure Letter, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Micrografx Employee Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to Micrografx or any of its Subsidiaries are the agreements and policies specifically referred to in
  Section 3.13 of the Micrografx Disclosure Letter and items 12 to 16 of
  Section 3.11 of the Micrografx Disclosure Letter. The last date on which stock options were granted to any director of Micrografx was April 1, 2001. The last date on which stock options were granted to any employee of Micrografx was July 12, 2001.

     (b) As used herein:

       (i) "Micrografx Employee Benefit Plan" means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by Micrografx or any of its Subsidiaries for the benefit of the current or former employees or directors of Micrografx or any of its Subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and on or prior to the Effective Time and, in the case of a Plan which is subject to Part 3 of Title I of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder ("ERISA"), Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement; and

       (ii) "Plan" means any employment, bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen's compensation or other insurance, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy, program or arrangement of any kind, whether written or oral, including, but not limited to any "employee benefit plan" within the meaning of Section 3(3) of ERISA.

   3.14 Labor Matters. Except as disclosed in the Micrografx Reports filed prior to the date of this Agreement, there are no material controversies pending or, to the knowledge of Micrografx, threatened between Micrografx or any of its Subsidiaries and any representatives of its employees, except as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Micrografx and its Subsidiaries taken as a whole, and, to the knowledge of Micrografx, there are no material organizational efforts presently being made involving any of the now unorganized employees of Micrografx or any of its Subsidiaries. Since June 30, 2000, there has been no work stoppage, strike or other concerted action by employees of Micrografx or any of its Subsidiaries except as would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Micrografx and its Subsidiaries taken as a whole.

   3.15 Environmental Matters.

     (a) Except as disclosed in the Micrografx Reports filed prior to date of this Agreement, each of Micrografx and its Subsidiaries has obtained all licenses, permits, authorizations, approvals, registrations, franchises and consents from Governmental or Regulatory Authorities which are required under or pursuant to any applicable Environmental Law (as defined below) in respect of its business or operations ("Environmental Permits"), except for such failures to have Environmental Permits which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole. Each of such Environmental Permits is in full force and effect and each of Micrografx and its Subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole.

     (b) To the knowledge of Micrografx, no site or facility now or previously owned, operated or leased by Micrografx or any of its Subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA"), or on any similar state or local list of sites requiring investigation or clean-up.

     (c) To the knowledge of Micrografx, no Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by Micrografx or any of its Subsidiaries, other than any such real property not individually or in the aggregate material to Micrografx and its Subsidiaries taken as a whole, and no action of any Governmental or Regulatory Authority has been taken or, to the knowledge of Micrografx, is in process which could subject any of such properties to such Liens.

     (d) There have been no environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or which are in the possession of, Micrografx or any of its Subsidiaries in relation to any site or facility now or previously owned, operated or leased by Micrografx or any of its Subsidiaries which have not been delivered to Corel prior to the execution of this Agreement.

     (e) As used herein in this Section 3.15:

       (i) "Environmental Law" means any law or order of any Governmental or Regulatory Authority relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes; and

       (ii) "Hazardous Material" means (A) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority under any Environmental Law.

   3.16 Intellectual Property Rights. Except as disclosed in the Micrografx Reports filed prior to the date of this Agreement or as set forth in Section
3.16 of the Micrografx Disclosure Letter:

     (a) Micrografx and its Subsidiaries have all right, title and interest in, or a valid and binding license to use, all Micrografx Intellectual Property Rights (the term "Intellectual Property Rights" is defined below) individually or in the aggregate material to the conduct of the businesses of Micrografx and its Subsidiaries. Neither Micrografx nor any Subsidiary of Micrografx is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Micrografx Intellectual Property Rights, to the knowledge of Micrografx, (i) such Micrografx Intellectual Property Rights are not being infringed by any third party, and (ii) neither Micrografx nor any Subsidiary of Micrografx is infringing any Intellectual Property Rights of any third party, which default or infringement is or would be reasonably likely, individually or in the aggregate, to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole. For purposes of this Agreement, "Intellectual Property Rights" means intellectual property of whatever nature and kind including all domestic and foreign trade-marks, business names, trade names, domain names, trading styles, patents and patent rights, trade secrets, service marks and service mark rights, service names and service name rights, industrial designs and copyrights, whether registered or unregistered, and all applications for registration thereof, and inventions, formulae, product formulations, processes and processing methods, technology, techniques, know how and manuals and other proprietary intellectual property rights and all pending applications for and registrations of any of the foregoing.

     (b) Section 3.16 of the Micrografx Disclosure Letter contains an accurate and complete list of all the software products of Micrografx and its Subsidiaries currently being shipped (the "Software"). All individuals who have written the Software, other than minor components of the Software which in the aggregate do not comprise more than 5% of the source code for the current versions of the Software, have assigned, in writing or by operation of applicable law, to Micrografx all their right, title and interest (including all intellectual property rights and moral rights) in and to the Software.

     (c) Section 3.16 of the Micrografx Disclosure Letter contains (or will be supplemented to prior to Closing to contain) an accurate and complete list as of the date of this Agreement of all licenses, sublicenses, assignments and other agreements under which Micrografx and its Subsidiaries are licensed to use third party Intellectual Property Rights which are material to the business of Micrografx as currently conducted (the "Micrografx License Agreements").

     (d) Except as set forth in Section 3.16 of the Micrografx Disclosure Letter (including as it may be supplemented prior to Closing), Micrografx and its Subsidiaries are not required to pay any royalties, fees or other amounts to any Person in connection with the Micrografx License Agreements or the development, manufacture or commercial exploitation of any products of Micrografx or its Subsidiaries in each such case in excess of $100,000 in aggregate per annum.

     (e) Section 3.16 of the Micrografx Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all registered patents, registered and unregistered trademarks, registered and unregistered trade names, registered and unregistered service marks and registered and unregistered copyrights (in each case that are currently in use) except for those that in the aggregate are not material to the conduct of the business of Micrografx and its Subsidiaries, as well as all applications, registrations, renewals, modifications, extensions, divisionals and continuations thereto for any and all of the foregoing, included in the Micrografx Intellectual Property Rights (excluding third party Intellectual Property Rights), including the jurisdiction in which each such Micrografx Intellectual Property Rights has been issued or registered or in which any such application for such issuance, approval or registration has been filed. All patents, trademarks, trade names, service marks and copyrights owned by Micrografx or any of its Subsidiaries and which are material to the conduct of their business as currently conducted are valid and enforceable, except for those the invalidity or unenforceability of which would not be reasonably likely, individually or in the aggregate, to have a material adverse effect on Micrografx and its Subsidiaries taken as a whole.

     (f) Section 3.16 of Micrografx Disclosure Letter contains an accurate and complete list as of the date of this Agreement of all material licenses and sublicenses under which Micrografx or any of its Subsidiaries has granted the right to manufacture, reproduce, market or exploit any products of Micrografx or any Subsidiaries or any adaptation, derivative or reformulation based on any such product or any portion thereof.

     (g) Neither Micrografx nor any of its Subsidiaries is or will be as a result of the execution and delivery of this Agreement or the performance of its obligations under this Agreement, in breach of any Micrografx License Agreements. Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby will cause or will result in a material change to the terms of any material license, sublicense or other similar agreement.

     (h) Except as set forth in Section 3.16 of the Micrografx Disclosure Letter, the source code for the Micrografx Software except for those that in the aggregate are not material to the conduct of the business of Micrografx and its Subsidiaries has not been delivered or made available to any person and Micrografx or its Subsidiaries have not agreed or undertaken to or in any way promised to provide such source code to any person.

     (i) There are no known problems or defects in the Micrografx Software except for those that in the aggregate are not material to the conduct of the business of Micrografx and its Subsidiaries including bugs, logic errors or failures of the Micrografx Software to operate in all material respects as described in the related documentation.

     (j) Except as set forth in Section 3.16 of the Micrografx Disclosure Letter, neither Micrografx nor its Subsidiaries (i) has been named as a party in any suit, action or proceeding which involves a claim of infringement or violation of any Intellectual Property Right except for those that in the aggregate are not material to the conduct of the business of Micrografx and its Subsidiaries of any third party or (ii) has received any written claim or allegation that the manufacturing, importation, marketing, licensing, sale, offer for sale, or use of any of its products infringes Intellectual Property Rights of any third party.

     (k) Micrografx and its Subsidiaries have taken all reasonable steps to protect and preserve the confidential information, trade secrets and know-how of Micrografx and its Subsidiaries except for those that in the aggregate are not material to the conduct of the business of Micrografx and its Subsidiaries, including appropriate non-disclosure agreements with all employees and third persons having access to any confidential information, trade secrets or know-how of Micrografx and its Subsidiaries.

     (l) Neither Micrografx nor any of its Subsidiaries has made any written claim or allegation that any third person is or has infringed, misappropriated, breached or violated the rights of Micrografx or its Subsidiaries in any of the Micrografx Intellectual Property Rights which are material to the business of Micrografx as currently conducted.

   3.17 Micrografx Owned and Leased Properties. Micrografx and its Subsidiaries do not own, and are not parties to any agreement or option to own any real property. Except as set out in the Micrografx Reports or as disclosed in
Section 3.17 of the Micrografx Disclosure Letter, Micrografx and its Subsidiaries are not party to, or under any agreement to become a party to, any lease with respect to real property ("Micrografx Leases"). Each Micrografx Lease is in good standing, creates a good and valid leasehold estate in the leased properties thereby demised and is in full force and effect without amendment ("Micrografx Leased Properties"). With respect to each Micrografx
Lease: (i) all rents and additional rents due have been paid, (ii) no waiver, indulgence or postponement of Micrografx or its Subsidiaries' obligations has been granted by the other party thereto, (iii) as described in Section 3.17 of the Micrografx Disclosure Letter, there exists no event of default or event, occurrence, condition or act of or relating to Micrografx or its Subsidiaries which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or require a consent from a third party under a Micrografx Lease, and (iv) to the knowledge of Micrografx, all of the covenants to be performed by any party (other than Micrografx and its Subsidiaries) under each Micrografx Lease have been performed in all material respects. Each Micrografx Leased Property is adequate and suitable in all material respects for the purposes for which it is presently being used and Micrografx and its Subsidiaries have adequate rights of ingress and egress into each of Micrografx Leased Property for the operation of its business in the ordinary course.

   3.18 Title to Properties. Micrografx and each of its Subsidiaries have a good and valid title to, or valid and subsisting leasehold interest in and to, or a valid and enforceable license to use, all material assets, properties and rights owned, used or held for use by them in the conduct of their business, in each case free and clear of any leases, claims, mortgages, pledges and security interest except those (i) arising in the ordinary course, (ii) that do not materially impair the continued use of such properties, (iii) for current Taxes and assessments not yet due and payable, or (iv) that are not reasonably expected to have a material adverse effect on Micrografx.

   3.19 Insurance. Micrografx and its Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducted businesses and owning assets similar to those of Micrografx and its Subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Micrografx and its Subsidiaries are otherwise in compliance in all material respects with the terms of such policies and bonds. Micrografx has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

   3.20 Vote Required. Assuming the accuracy of the representation and warranty contained in Section 4.12, the affirmative vote of the holders of record of at least a majority of each of the outstanding shares of Micrografx Common Stock and the outstanding shares of Micrografx Series A Stock with respect to the adoption of this Agreement are the only votes of the holders of any class or series of the capital stock of Micrografx required to adopt this Agreement and to approve the Merger and the other transactions contemplated hereby.

   3.21 Opinion of Financial Advisor. Micrografx has received the opinion of Alliant Partners, dated the date hereof, to the effect that, as of the date hereof, the consideration to be received in the Merger by the shareholders of Micrografx is fair from a financial point of view to the shareholders of Micrografx, and a true and complete copy of such opinion has been delivered to Corel.

   3.22 Ownership of Corel Common Stock. Neither Micrografx nor any of its Subsidiaries beneficially owns any shares of Corel Common Stock.

   3.23 Takeover Laws. Micrografx has taken all necessary actions so that neither the provisions of Micrografx's articles of incorporation nor the provisions of Article 13 of TL will, before the termination of this Agreement, apply to this Agreement, the Merger or the other transactions contemplated hereby. To the knowledge of Micrografx except for Article 13 of TL (which has been rendered inapplicable), no "moratorium", "control share", "fair price" or other antitakeover laws and regulation of any state (collectively, "Takeover Laws") are applicable to the Merger or other transactions contemplated by this Agreement.

                                   ARTICLE IV

                Representations and Warranties of Corel and Sub

   Corel and Sub, jointly and severally, represent and warrant to Micrografx as follows:

   4.01 Organization and Qualification. Each of Corel and its Subsidiaries (including Sub) is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so existing and in good standing or to have such power and authority which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole. Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated hereby. Each of Corel and its Subsidiaries is duly qualified, licensed or admitted to do business and is in good standing in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole. Section 4.01 of the letter dated the date hereof and delivered by Corel and Sub to Micrografx concurrently with the original execution and delivery of this Agreement (the "Corel Disclosure Letter") sets forth (i) the name and jurisdiction of incorporation of each Subsidiary of Corel, (ii) its authorized capital stock, (iii) the number of issued and outstanding shares of its capital stock and (iv) the record owners of such shares. Except for interests in the Subsidiaries of Corel and as disclosed in Section 4.01 of the Corel Disclosure Letter, Corel does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity (other than (i) non-controlling investments in the ordinary course of business and corporate partnering, development, cooperative marketing and similar undertakings and arrangements entered into in the ordinary course of business and (ii) other investments of less than $1,000,000). Corel has previously made available to Micrografx correct and complete copies of the Certificate and Articles of Amalgamation and bylaws (or other comparable charter documents) of Corel.

   4.02 Capital Stock.

     (a) As of the date of this Agreement, the authorized capital stock of Corel consists solely of an unlimited number of common shares of Corel ("Corel Common Stock"), an unlimited number of preferred shares, issuable in series, and a first series of 24,000,000 Series A Participating Convertible Preferred Shares ("Series A Preferred Stock"). As of the date of this Agreement, 73,761,044 shares of Corel Common Stock and 24,000,000 Series A Preferred Shares are issued and outstanding, options for 713,174 shares of Corel Common Stock are granted and outstanding under the Corel Stock Option Plan as last amended as of January 18, 2000 (the "Corel Stock Option Plan") and options for 2,130,174 shares of Corel Common Stock are granted and outstanding under the Corel Stock Option Plan 2000 as amended and restated as of February 13, 2001 (the "Corel Stock Option Plan 2000") and warrants for 169,500 shares of Corel Common Stock are issued and outstanding to an investor and warrants for 113,000 shares of Corel Common Stock are issued and outstanding to advisors to Corel. All of the issued and outstanding shares of Corel Common Stock are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. Except pursuant to this Agreement and the rights agreement dated February 11, 1999, amended and restated as of March 31, 1999 between Corel and Computershare Trust Company of Canada (predecessor to Montreal Trust Company of Canada), as Rights Agent ("Corel Rights Agreement") and except as set forth in Section 4.02 of the Corel Disclosure Letter, there are no outstanding Options obligating Corel or any of its Subsidiaries to issue or sell any shares of capital stock of Corel or to grant, extend or enter into any Option with respect thereto.

     (b) Except as disclosed in Section 4.02 of the Corel Disclosure Letter or as described above in this Section 4.02, all of the outstanding shares of capital stock of each Subsidiary of Corel are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by Corel or a Subsidiary wholly owned, directly or indirectly, by Corel, free and clear of any Liens. Except pursuant to the Corel Rights Agreement or as disclosed in Section 4.02 of the Corel Disclosure Letter, there are no (i) outstanding Options obligating Corel or any of its Subsidiaries to issue or sell any shares of capital stock of any Subsidiary of Corel or to grant, extend or enter into any such Option; (ii) outstanding bonds, debentures or other evidences of indebtedness of Corel having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with the holders of Corel Common Stock on any matter; or (iii) voting trusts, proxies or other commitments, understandings, restrictions or arrangements in favor of any person other than Corel or a Subsidiary wholly owned, directly or indirectly, by Corel with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of any Subsidiary of Corel.

     (c) Except as disclosed in Section 4.02 of the Corel Disclosure Letter, there are no outstanding contractual obligations of Corel or any Subsidiary of Corel to repurchase, redeem or otherwise acquire any shares of Corel Common Stock or any capital stock of any Subsidiary of Corel or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of Corel or any other person.

   4.03 Authority Relative to This Agreement. Each of Corel and Sub has full corporate power and authority to enter into this Agreement and, to perform its obligations hereunder and to consummate the transactions contemplated hereby. On or prior to the date hereof, the execution, delivery and performance of this Agreement by each of Corel and Sub and the consummation by each of Corel and Sub of the transactions contemplated hereby have been duly and validly approved by its Board of Directors and by the sole shareholder of Sub, and no other corporate proceedings on the part of either of Corel or Sub or their shareholders are necessary to authorize the execution, delivery and performance of this Agreement by Corel and Sub and the consummation by Corel and Sub of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Corel and Sub and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding agreement of each of Corel and Sub enforceable against each of Corel and Sub in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

   4.04 Non-Contravention; Approvals and Consents.

     (a) The execution and delivery of this Agreement by each of Corel and Sub do not, and the performance by each of Corel and Sub of its obligations hereunder and the consummation of the transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give rise to any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Corel or any of its Subsidiaries under, any of the terms, conditions or provisions of (i) the certificates or articles of amalgamation or bylaws (or other comparable charter documents) of Corel or any of its Subsidiaries, or (ii) subject to the taking of the actions described in paragraph (b) of this Section, (x) any laws or orders of any Governmental or Regulatory Authority applicable to Corel or any of its Subsidiaries or any of their respective assets or properties or (y) to the knowledge of Corel any Contracts to which Corel or any of its Subsidiaries is a party or by which Corel or any of its Subsidiaries or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) conflicts, violations, breaches, defaults, payment or reimbursement obligations, terminations, cancellations, modifications, accelerations and creations and impositions of Liens which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole or on the ability of Corel and Sub to consummate the transactions contemplated by this Agreement.

     (b) Except (i) for the filing of a premerger notification report by Corel under the HSR Act, (ii) for the filing of the Registration Statement with the SEC pursuant to the Exchange Act and the Securities Act, the declaration of the effectiveness of the Registration Statement by the SEC and filings with various Canadian provincial and state securities authorities that are required in connection with the transactions contemplated by this Agreement, (iii) for the filing of the Certificate of Merger and other appropriate merger documents required by the DL with the Secretary of State and the filing of the Articles of Merger with the Texas Secretary of State under the TL and appropriate documents with the relevant authorities of other states in which the Constituent Corporations are qualified to do business, (iv) as may be required under applicable requirements of the Competition Act (Canada) and the Investment Canada Act (Canada), (v) as may be required by the by-laws, rules, regulations or policies of the TSE in respect of the Corel Common Stock to be issued in the Merger and upon the exercise of the Micrografx Options to be assumed by Corel by reason of the Merger and the listing of such Corel Common Stock on such stock exchanges, (vi) such filings as are required to be made under the Canada Business Corporations Act or under Canadian securities laws, and
  (vii) as disclosed in Section 4.04 of the Corel Disclosure Letter, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority, to the knowledge of Corel, or other public or private third party is necessary or required under any of the terms, conditions or provisions of any law or order of any Governmental or Regulatory Authority or any Contract to which Corel or any of its Subsidiaries is a party or by which Corel or any of its Subsidiaries or any of their respective assets or properties is bound for the execution and delivery of this Agreement by each of Corel and Sub, the performance by each of Corel and Sub of its obligations hereunder or the consummation by Corel of the transactions contemplated hereby, other than such consents, approvals, actions, filings and notices which the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole or on the ability of Corel and Sub to consummate the transactions contemplated by this Agreement.

     (c) (i) The issuance of the Corel Common Stock and the Corel PRs will be exempt from the prospectus and registration requirements of the securities laws of the Province of Ontario and no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations or regulatory authorities obtained under the securities laws of the Province of Ontario in respect of the issuance and delivery by Corel of the Corel Common Stock or the Corel PRs.

       (ii) The issuance of the Corel Common Stock upon exercise of the Corel PRs will be exempt from the prospectus and registration requirements of the securities laws of the Province of Ontario and no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations or regulatory authorities obtained under the securities laws of the Province of Ontario in respect of the issuance and delivery by Corel of the Corel Common Stock provided that no commission or other remuneration is paid or given to others for the trade except for ministerial or professional services as for services performed by a registered dealer.

       (iii) No other documents will be required to be filed, proceedings taken or approvals, permits, consents, orders or authorizations of regulatory authorities required to be obtained under the securities laws of the Province of Ontario in connection with the first trade of the Corel Common Stock issued at the Effective Time or the Corel Common Stock issued upon the exercise of the Corel PRs made through a registrant registered under the securities laws of the Province of Ontario who has complied with such applicable laws, provided that:

         (A) Corel is a reporting issuer as defined in the Securities Act (Ontario);

         (B) the vendor of such securities is not in a "special relationship" with Corel or, if so, the vendor has reasonable grounds for believing the Corporation is not in default of the Securities Act (Ontario) or the Regulation thereunder;

         (C) disclosure to the Ontario Securities Commission has been made of the exempt trade;

         (D) no unusual effort is made to prepare the market or to create a demand for the securities subject to such trade and no extraordinary commission or consideration is paid in respect of such trade; and

         (E) such trade is not a "control person distribution" (as defined in Ontario Securities Commission Rule 14-501).

   4.05 Reports and Financial Statements. Corel has made available to Micrografx prior to the execution of this Agreement a true and complete copy of each form, report, schedule, registration statement, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) filed by Corel or any of its Subsidiaries with Canadian securities regulatory authorities and the SEC, the TSE and Nasdaq since January 1, 1997 (as such documents have since the time of their filing been amended or supplemented, the "Corel Reports"), which are all the documents (other than preliminary material) that Corel and its Subsidiaries were required to file with the SEC, Canadian securities regulatory authorities and the TSE since such date. As of their respective dates, the Corel Reports (i) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act or Canadian securities laws and the TSE, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Corel Reports (the "Corel Financial Statements") complied as to form in all material respects with the published rules and regulations of the Canadian securities regulatory authorities with respect thereto, were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Canadian securities laws) and fairly present (subject, in the case of the unaudited interim financial statements, to the absence of certain footnotes and to normal, recurring year-end audit adjustments and to the absence of complete notes (which would not reasonably be expected to, individually or in the aggregate, be materially adverse to Corel and its Subsidiaries taken as a whole)) the consolidated financial position of Corel and its consolidated subsidiaries as at the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended. Except as set forth in Section 4.05 of the Corel Disclosure Letter, each Subsidiary of Corel is treated as a consolidated subsidiary of Corel in the Corel Financial Statements for all periods covered thereby.

   4.06 Absence of Certain Changes or Events. Except as disclosed in the Corel Reports filed prior to the date of this Agreement or in Section 4.06 of the Corel Disclosure Letter:

     (a) since May 31, 2001, there has not been any change, event or development having, or that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Corel and its Subsidiaries taken as a whole, and

     (b) between such date and the date hereof Corel and its Subsidiaries have conducted their respective businesses only in the ordinary course substantially consistent with past practice.

   4.07 Absence of Undisclosed Liabilities. Except as disclosed in the Corel Reports filed prior to this Agreement, or for matters reflected or reserved against in the consolidated balance sheet of Corel and its consolidated subsidiaries dated May 31, 2001 included in the Corel Financial Statements or as disclosed in Section 4.07 of the Corel Disclosure Letter, neither Corel nor any of its Subsidiaries had at such date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by Canadian GAAP to be reflected on a consolidated balance sheet of Corel and its consolidated subsidiaries (including the notes thereto), except liabilities or obligations (i) which were incurred in the ordinary course of business consistent with past practice or (ii) which have not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to Corel and its Subsidiaries taken as a whole.

   4.08 Legal Proceedings. Except as disclosed in the Corel Reports filed prior to the date of this Agreement or in Section 4.08 of the Corel Disclosure Letter, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Corel, threatened against, relating to or affecting, nor to the knowledge of Corel are there any Governmental or Regulatory Authority investigations or audits pending or threatened against, relating to or affecting, Corel or any of its Subsidiaries or affiliates or any of their respective assets and properties which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole or on the ability of Corel and Sub to consummate the transactions contemplated by this Agreement, and (ii) neither Corel nor any of its Subsidiaries nor affiliates is subject to any order of any Governmental or Regulatory Authority which, individually or in the aggregate, is having or would reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole or on the ability of Corel and Sub to consummate the transactions contemplated by this Agreement.

   4.09 Information Supplied. The registration statement on Form S-4 to be filed with the SEC by Corel in connection with the issuance of shares of Corel Common Stock and Corel PRs in the Merger, as amended or supplemented from time to time (as so amended and supplemented, the "Registration Statement"), and any other documents to be filed by Corel with the SEC, Canadian securities regulatory authorities, the TSE or any other Governmental or Regulatory Authority in connection with the Merger and the other transactions contemplated hereby will (in the case of the Registration Statement and any such other documents filed with the SEC under the Securities Act or the Exchange Act, with Canadian securities regulatory authorities under Canadian securities laws or with the TSE) comply as to form in all material respects with the requirements of the Exchange Act, the Securities Act or comparable Canadian laws, respectively, and will not, on the date of its filing or, in the case of the Registration Statement, at the time it becomes effective under the Securities Act, at the date the Proxy Statement is mailed to shareholders of Micrografx and at the times of the Micrografx Shareholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Corel or Sub with respect to information supplied in writing by or on behalf of Micrografx expressly for inclusion therein and information incorporated by reference therein from documents filed by Micrografx or any of its Subsidiaries with the SEC, Canadian securities regulatory authorities or the TSE.

   4.10 Compliance with Laws and Orders. Corel and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental and Regulatory Authorities necessary for the lawful conduct of their respective businesses as presently conducted (the "Corel Permits"), except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole. Corel and its Subsidiaries are in compliance with the terms of the Corel Permits, except failures so to comply which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole. Except as disclosed in the Corel Reports filed prior to the date of this Agreement, Corel and its Subsidiaries are not in violation of or default under any law or order of any Governmental or Regulatory Authority, except for such violations or defaults which, individually or in the aggregate, are not having and would not reasonably be expected to have a material adverse effect on Corel and its Subsidiaries taken as a whole.

   4.11 Sub. Sub is a newly-formed wholly-owned subsidiary of Corel that has not engaged in any operations through the Closing Date.

   4.12 Ownership of Micrografx Common Stock. Neither Corel nor any of its Subsidiaries beneficially owns any shares of Micrografx Common Stock.

   4.13 Reporting Issuer. Corel is a reporting issuer for purposes of the Securities Act (Ontario) and is not on the list of defaulting reporting issuers maintained pursuant to Section 72(8) of the Securities Act (Ontario).

   4.14 Issuance of Capital Stock. All issued and outstanding shares of Corel capital stock are duly authorized, validly issued, fully paid and nonassessable, and all shares of Corel Common Stock reserved for issuance pursuant to the Corel PRs will be, upon issuance in accordance with the terms specified in this Agreement, duly authorized, validly issued, fully paid and nonassessable.

   4.15 Taxes.

     (a) Corel will have been engaged in an active trade or business outside of the United States, within the meaning of Treasury Regulation Section 1.367(a)-2T(b)(2) and (3), for the entire 36-month period immediately before the Effective Time. Corel does not have any intention, and will not have an intention at the Effective Time, to substantially dispose of or discontinue such trade or business. As of the date hereof but not as of any other date, Corel represents that it satisfies the substantiality test contained in Treasury Regulation Section 1.367(a)-3(c)(3).

     (b) Corel has not taken and, unless the Cash Alternative is elected by Corel, will not take any action to prevent, nor has it any knowledge of any fact or circumstance reasonably likely to prevent, the Merger from qualifying as a tax free reorganization within the meaning of Section 368 of the Code, other than the possible election of the Cash Alternative by Corel.

                                   ARTICLE V

                                   Covenants

   5.01 Covenants of Micrografx. Except (i) as otherwise expressly contemplated by this Agreement or (ii) as set forth in Micrografx's Disclosure Letter, at all times from and after the date hereof until the Effective Time, Micrografx covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement or to the extent that Corel shall otherwise previously consent in writing):

     (a) Micrografx and each of its Subsidiaries shall conduct their respective businesses only in, and Micrografx and each of its Subsidiaries shall refrain from taking any action except in, the ordinary course consistent in all material respects with past practice.

     (b) Without limiting the generality of paragraph (a) of this Section,

       (i) Micrografx and its Subsidiaries shall use all commercially reasonable efforts to preserve substantially intact in all material respects their present business organization, to maintain its existence in good standing, to keep available the services of its key officers and employees, to maintain its assets and properties in good working order and condition, ordinary wear and tear and obsolescence excepted, to maintain insurance on its tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve its relationships with customers and suppliers and others having significant business dealings with it and to comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to it.

       (ii) Micrografx shall not and shall not permit any of its Subsidiaries to:

         (A) amend its certificate or articles of incorporation or bylaws (or other comparable corporate charter documents);

         (B) (i) declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends by a wholly-owned Subsidiary solely to its parent corporation, (ii) split, combine, reclassify or take similar action with respect to any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iii) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or (iv) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto;

         (C) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any Option with respect thereto other than (i) the issuance of Micrografx Common Stock pursuant to options granted under the Micrografx ESOP, in each case outstanding on the date of this Agreement and in accordance with their present terms, (ii) the issuance of options pursuant to the Micrografx ESOP in accordance with their present terms and only after consent of Corel and the issuance of shares of Micrografx Common Stock upon exercise of such options, (iii) the issuance by a wholly-owned Subsidiary of its capital stock to its parent corporation or modify rights of shares or options, and (iv) the issuance of Micrografx Common Stock pursuant to outstanding warrants;

         (D) except as otherwise contemplated by this Agreement acquire (by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner) any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire or agree to acquire any assets other than in the ordinary course of its business consistent with past practice;

         (E) other than in the ordinary course of its business consistent with past practice, sell, lease, grant any security interest in or otherwise dispose of or encumber any of its assets or properties;

         (F) except to the extent required by applicable law,

                 (i) permit any material change in (A) any pricing, marketing, purchasing, investment, accounting (except as required by applicable law or due to changes in the accounting standards applicable to Micrografx), financial reporting, inventory, credit, allowance or tax practice or policy or (B) any method of calculating any bad debt, contingency or other reserve for accounting, financial reporting or tax purposes or (ii) make any material tax election or settle or compromise any material income tax liability with any Governmental or Regulatory Authority;

         (G) (i) incur (which shall not be deemed to include entering into credit agreements, lines of credit or similar arrangements until borrowings are made under such arrangements) any indebtedness or borrowed money or guarantee any such indebtedness other than trade payables and loans to wholly-owned subsidiaries and loans in the ordinary course of its business substantially consistent with past practice or (ii) voluntarily purchase, cancel, prepay or otherwise provide for a complete or partial discharge in advance of a scheduled repayment date with respect to, or waive any right under, any indebtedness for borrowed money other than in the ordinary course of its business substantially consistent with past practice;

         (H) except as contemplated in Section 2.01(e), enter into, adopt, amend in any material respect (except as may be required by applicable law) or terminate any Micrografx Employee Benefit Plan or other agreement, arrangement, plan or policy between Micrografx or one of its Subsidiaries and one or more of its directors, officers or employees, or, except for normal increases in the ordinary course of business substantially consistent with past practice that, in the aggregate, do not result in a material increase in benefits or compensation expense to Micrografx and its Subsidiaries taken as a whole, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement in effect as of the date hereof;

         (I) enter into any Contract or amend or modify any existing Contract, or engage in any new transaction, in each case outside the ordinary course of business substantially consistent with past practice or not on an arm's length basis, with any affiliate of Micrografx or any of its Subsidiaries;

         (J) make any capital expenditures or commitments for additions to plant, property or equipment constituting capital assets except in the ordinary course of business substantially consistent with past practice;

         (K) make any change in the lines of business in which it participates or is engaged;

         (L) pay, discharge, satisfy, waive, settle or release any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business substantially consistent with past practice;

         (M) settle or compromise any claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Corel; or

         (N) enter into any Contract, commitment or arrangement to do or engage in any of the foregoing.

   Notwithstanding the other terms of this Section 5.01, nothing contained herein shall limit the ability of Micrografx or of any of its Subsidiaries to
(i) negotiate, settle, discharge, obtain discounts to and pay trade payables,
(ii) negotiate, settle, pay, discharge or amend and obtain a discount with respect to the Intergraph Debentures as contemplated in Section 2.01(c)(i),
(iii) negotiate, pay, settle, discharge or issue shares of Micrografx Common Stock in exchange for all indebtedness evidenced by those certain convertible notes issued by Micrografx in the aggregate principal amount of $939,000, (iv) issue, in the manner contemplated in Section 2.01(e) and (g), Micrografx Common Stock pursuant to the exercise of warrants or options to purchase shares of Micrografx Common Stock outstanding as of the date of this Agreement, (v) borrow up to $2.5 million, the proceeds of which will be used to reduce Micrografx's indebtedness and otherwise provide operating capital to Micrografx, and (vi) amend the rights of holders of Micrografx Series A Stock; provided that, except as expressly permitted herein as such actions shall be on terms and conditions acceptable to Corel, acting reasonably.

   5.02 No Solicitations. At all times from and after the date hereof until the Effective Time, Micrografx covenants and agrees as to itself and its Subsidiaries (a) that neither it nor any of its Subsidiaries shall, directly or indirectly, and it shall use its best efforts to cause its Representatives (as defined in Section 9.18) not to, knowingly initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, consolidation or other business combination including Micrografx or any of its Subsidiaries or any acquisition or similar transaction (including, without limitation, a tender or exchange offer) involving the purchase of (i) all or any significant portion of the assets of Micrografx and its Subsidiaries taken as a whole, (ii) 20% or more of the outstanding shares of Micrografx's Common Stock or (iii) 20% of the outstanding shares of the capital stock of any Subsidiary of Micrografx (any such proposal or offer being hereinafter referred to as an "Alternative Proposal"), or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person or group relating to an Alternative Proposal (excluding the transactions contemplated by this Agreement), or otherwise knowingly facilitate any effort or attempt to make or implement an Alternative Proposal; (b) that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties with respect to any of the foregoing, and it will take the necessary steps to inform such parties of its obligations under this Section; and (c) that it will notify Corel immediately if any such inquiries, proposals or offers, written or oral, are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it or any of such persons; provided, however, that nothing contained in this Section 5.02 shall prohibit the Board of Directors of Micrografx or its Representatives from (i) furnishing information to (but only pursuant to a confidentiality agreement in customary form and having terms and conditions no less favorable to Micrografx than the Confidentiality Agreement, a copy of which shall be provided promptly to Corel) or entering into discussions or negotiations with any person or group that makes an unsolicited bona fide Alternative Proposal, if, and only to the extent that, prior to receipt of the Micrografx Shareholders' Approval, (i) based upon the advice of outside counsel, determines in good faith and in its reasonable judgment that such action is likely required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by applicable law, and
(ii) based on the advice of Micrografx's financial advisor, determines in good faith and in its reasonable judgment that such Alternative Proposal is reasonably likely to result in a Superior Proposal (as defined herein), (B) three business days prior to furnishing such information to, or entering into discussions or negotiations with, such person or group and proposed terms of the transaction, Micrografx provides written notice to Corel to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or group, which notice shall identify such person or group and proposed terms of the transaction in reasonable detail, and (C) Micrografx keeps Corel informed of the status and all material information with respect to any such discussions or negotiations and information furnished to the other party; (ii) to the extent required, complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with regard to an Alternative Proposal. Nothing in this Section 5.02 shall (x) permit Micrografx to terminate this Agreement (except as specifically provided in Article VIII), (y) permit any party to enter into any agreement with respect to an Alternative Proposal for so long as this Agreement remains in effect (it being agreed that for so long as this Agreement remains in effect, Micrografx shall not enter into any agreement with any person or group that provides for, or in any way facilitates, an Alternative Proposal (other than a confidentiality agreement under the circumstances described above)), or (z) affect any other obligation of any party under this Agreement.

   5.03 Covenants of Corel. Except (i) as otherwise contemplated by this Agreement, (ii) as required by applicable law or rule of any stock exchange or over-the-counter market, or (iii) as set forth in Corel's Disclosure Letter, at all times from and after the date hereof until the Effective Time, Corel covenants and agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, or to the extent that Micrografx shall otherwise previously consent in writing):

     (a) Corel shall cause Sub to (i) perform its obligations under this Agreement in accordance with its terms, (ii) not incur directly or indirectly any liabilities or obligations other than those incurred in connection with the Merger, and (iii) not engage directly or indirectly in any business or activities of any type or kind and not enter into any agreements or arrangements with any person, or be subject to or bound by any obligation or undertaking, which is not contemplated by this Agreement.

     (b) Corel and its Subsidiaries shall use all commercially reasonable efforts to preserve substantially intact in all material respects their present business organization and reputation, to maintain its existence in good standing, to keep available the services of its key officers and employees, to maintain its assets and properties in good working order and condition, ordinary wear and tear excepted, to maintain insurance on its tangible assets and businesses in such amounts and against such risks and losses as are currently in effect, to preserve its relationships with customers and suppliers and others having significant business dealings with it and to comply in all material respects with all laws and orders of all Governmental or Regulatory Authorities applicable to it.

   5.04 Third Party Standstill Agreements. Micrografx agrees that, during the period from the date of this Agreement through the Effective Time, neither it nor any of its Subsidiaries shall terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party. During such period, Micrografx shall enforce, to the extent necessary to prevent a breach and to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions and to enforce specifically the terms and provisions thereof in any court having jurisdiction.

   5.05 Purchases of Capital Stock of the Other Party. Each of Micrografx and Corel (each, a "Principal Party") agrees that, during the period from the date hereof through the Effective Time, neither it nor any of its Subsidiaries or other affiliates will purchase any shares of capital stock of the other Principal Party.

   5.06 Advice of Changes. Each Principal Party shall confer on a regular and frequent basis with the other with respect to its business and operations and other matters relevant to the Merger, and shall promptly advise the other, orally and in writing, of any change or event, including, without limitation, any complaint, investigation or hearing by any Governmental or Regulatory Authority (or communication indicating the same may be contemplated) or the institution or threat of litigation, having, or which, insofar as can be reasonably foreseen, could have, a material adverse effect on such Principal Party and its Subsidiaries taken as a whole or on the ability of such Principal Party to consummate the transactions contemplated hereby; provided that no party shall be required to make any disclosure to the extent such disclosure would constitute a violation of any applicable law.

   5.07 Notice and Cure. Each Principal Party will notify the other of, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance, as soon as practical after it becomes known to such Principal Party, that causes or will cause any covenant or agreement of such Principal Party under this Agreement to be breached or that renders or will render untrue any representation or warranty of such Principal Party contained in this Agreement. Each Principal Party also will notify the other in writing of, and will use all commercially reasonable efforts to cure, before the Closing, any violation or breach, as soon as practical after it becomes known to such party, of any representation, warranty, covenant or agreement made by such Principal Party. No notice given pursuant to this paragraph shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein.

   5.08 Fulfillment of Conditions. Subject to the terms and conditions of this Agreement, each Principal Party will take or cause to be taken all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the other's obligations contained in this Agreement and to consummate and make effective the transactions contemplated by this Agreement, and neither Principal Party will, nor will it permit any of its Subsidiaries, officers, directors, employee or agents to, take or fail to take any action that could be reasonably expected to result in the nonfulfillment of any such condition.

                                   ARTICLE VI

                             Additional Agreements

   6.01 Access to Information; Confidentiality. Each Principal Party shall, and shall cause each of its Subsidiaries to, throughout the period from the date hereof to the Effective Time, (i) provide the other Principal Party and its Representatives with full access, upon reasonable prior notice and during normal business hours, to all officers, employees, agents and accountants of such Principal Party and its Subsidiaries and their respective assets, properties, books and records, but only to the extent that such access does not unreasonably interfere with the business and operations of such Principal Party and its Subsidiaries, and (ii) furnish promptly to such persons (x) a copy of each report, statement, schedule and other document filed or received by such Principal Party or any of its Subsidiaries pursuant to the requirements of federal or state securities laws and each material report, statement, schedule and other document filed with any other Governmental or Regulatory Authority, and (y) all other information and data (including, without limitation, copies of Contracts, Micrografx Employee Benefit Plans, and other books and records) concerning the business and operations of such Principal Party and its Subsidiaries as the other party or any of such other persons reasonably may request. Notwithstanding anything herein to the contrary, nothing herein shall require any Principal Party or any of its

Subsidiaries to disclose any information to the other Principal Party or any of its Representatives if such disclosure would be in violation of (i) any applicable law or regulation of any Governmental or Regulatory Authority, or
(ii) any agreement to which such Principal Party is a party on the date hereof. No investigation pursuant to this paragraph or otherwise shall affect any representation or warranty contained in this Agreement or any condition to the obligations of the parties hereto. Any such information or material obtained pursuant to this Section 6.01 that constitutes "Confidential Information" (as such term is defined in the letter agreement dated as of May 25, 2001 between Micrografx and Corel (the "Confidentiality Agreement") shall be governed by the terms of the Confidentiality Agreement.

   6.02 Preparation of Registration Statement and Proxy Statement. Micrografx and Corel shall prepare and file with the SEC, applicable Canadian securities regulatory authorities and the TSE as soon as reasonably practicable after the date hereof, the Proxy Statement. Corel shall prepare and file with the SEC, as soon as reasonably practicable after the date hereof, the Registration Statement, in which the Proxy Statement will be included. Corel and Micrografx shall use their best efforts to have the Registration Statement declared effective by the SEC as promptly as practicable after such filing. Corel shall also take any action (other than qualifying as a foreign corporation or taking any action which would subject it to taxation or service of process in any jurisdiction where Corel is not now so qualified or subject) required to be taken under applicable state blue sky or provincial or federal securities laws in connection with the issuance and resale of Corel Common Stock and the issuance of the Corel PRs in connection with the Merger. If at any time prior to the Effective Time any event shall occur that should be set forth in an amendment of or a supplement to the Registration Statement, Corel shall prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable. Corel, Sub and Micrografx shall cooperate with each other in the preparation of the Registration Statement and the Proxy Statement and any amendment or supplement thereto, and each shall notify the other of the receipt of any comments of the SEC with respect to the Registration Statement or the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information, and shall provide to the other promptly copies of all correspondence between Corel or Micrografx, as the case may be, or any of its Representatives and the SEC with respect to the Registration Statement or the Proxy Statement. Corel shall give Micrografx and its counsel the opportunity to review the Registration Statement and all responses to requests for additional information by and replies to comments of the SEC before their being filed with, or sent to, the SEC. Each of Micrografx, Corel and Sub agrees to use its best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause (i) the Registration Statement to be declared effective by the SEC at the earliest practicable time and to be kept effective as long as is necessary to consummate the Merger, and (ii) the Proxy Statement to be mailed to the holders of Micrografx Common Stock entitled to vote at the meeting of the shareholders of Micrografx at the earliest practicable time.

   6.03 Approval of Shareholders of Micrografx.

     (a) Micrografx shall, through its Board of Directors duly call, give notice of, convene and hold a meeting of the holders of Micrografx Common Stock and hold a meeting or obtain consent from its holders of Micrografx Series A Stock (the "Micrografx Shareholders' Meeting") for the purpose of voting on the approval of the Merger and this Agreement (the "Micrografx Shareholders' Approval"). Micrografx shall, through its Board of Directors, include in the Proxy Statement the recommendation of the Board of Directors of Micrografx that the shareholders of Micrografx approve the Merger and this Agreement, and shall use its reasonable best efforts to solicit proxies in order to obtain such adoption. At such meeting, Corel shall, and shall cause its Subsidiaries to, cause all shares of Micrografx Common Stock then owned by Corel or any such Subsidiary to be voted in favor of the approval of the Merger and of this Agreement. If Shareholders' Approval is not obtained at the initial Micrografx Shareholders' Meeting, the shareholders' meeting shall be adjourned a minimum of two times for the purposes of seeking approval of the Merger and this Agreement.

     (b) Corel and Micrografx shall coordinate and cooperate with respect to the timing of the Micrografx Shareholders' Meeting and Micrografx shall use its reasonable best efforts to cause the Micrografx Shareholders' Meeting to be held as soon as practicable after the date hereof.

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

   6.04 Micrografx Affiliates. At least 30 days prior to the Closing Date, Micrografx shall deliver a letter to Corel identifying all persons who, at the time of the Micrografx Shareholders' Meeting, may, in Micrografx's reasonable judgment, be deemed to be "affiliates" (as such term is used in Rule 145 under the Securities Act) of Micrografx ("Micrografx Affiliates"). Micrografx shall use its reasonable best efforts to cause each Micrografx Affiliate to deliver to Corel on or prior to the Closing Date a written agreement substantially in the form and to the effect of Exhibit C hereto (an "Affiliate Agreement").

   6.05 Stock Exchange Listing. Corel shall use its reasonable best efforts to cause the shares of Corel Common Stock issuable at the Effective Time and upon exercise of the Corel PRs to be approved for listing on the TSE and on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

   6.06 Certain Tax Matters. Unless the Cash Alternative is elected by Corel, Corel and Micrografx shall not take or fail to take any action which action or failure would cause the Merger not to qualify as a reorganization under the provisions of Section 368(a) of the Code or cause the failure to obtain the opinion of counsel referred to in Section 7.02(e) or 7.03(e), other than any action contemplated by this Agreement; provided, that neither Corel nor Micrografx shall be required to agree to an alteration of the amount or character of the consideration offered pursuant to Section 2.01. Nothing in this section precludes either Corel or Micrografx from taking any action that may cause gain to be recognized by any stockholder obligated to sign a gain recognition agreement under Section 367 of the Code. Notwithstanding the foregoing sentence, unless the Cash Alternative is elected by Corel, Corel and Micrografx shall comply with the "reporting requirements" of Treasury Regulation Section 1.367(a)-3(c)(6).

   6.07 Regulatory and Other Approvals. Subject to the terms and conditions of this Agreement and without limiting the provisions of Sections 6.02 and 6.03, each Principal Party will proceed diligently and in good faith to, as promptly as practicable, (a) obtain all consents, approvals or actions of, make all filings with and give all notices to Governmental or Regulatory Authorities or any other public or private third parties required of Principal Party or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, and (b) provide such other information and communications to such Governmental or Regulatory Authorities or other public or private third parties as the other Principal Party or such Governmental or Regulatory Authorities or other public or private third parties may reasonably request in connection therewith. In addition to and not in limitation of the foregoing, each Principal Party will (i) take promptly all actions necessary to make the filings required of either of the Principal Party or their affiliates under the HSR Act and the Competition Act (Canada), (ii) comply at the earliest practicable date with any request for additional information received by such party or its affiliates from (A) the Federal Trade Commission (the "FTC") or the Antitrust Division of the Department of Justice (the "Antitrust Division") pursuant to the HSR Act and (B) any Canadian Governmental or Regulatory Authority pursuant to the Competition Act (Canada), (iii) cooperate with the other Principal Party in connection with such Principal Party's filings under the HSR Act and the Competition Act (Canada) and in connection with resolving any investigation or other inquiry concerning the Merger or the other matters contemplated by this Agreement commenced by any Governmental or Regulatory Authority of competent jurisdiction, and (iv) proceed diligently and in good faith to obtain early termination of any waiting period applicable to the Merger under the HSR Act and Competition Act (Canada).

   6.08 Micrografx Director. Corel's Board of Directors shall take action to cause the Board of Directors of Corel at the Effective Time to include one person nominated by Micrografx prior to the Effective Time, who shall be mutually agreed to by Micrografx and Corel (the "Micrografx Director"). Corel shall also recommend and support the election of the Micrografx Director or another individual nominated by the holders of a majority of the shares of Micrografx Common Stock held by holders each owning beneficially 5% of more of Micrografx Common Stock on the record date for the Micrografx Shareholders' Meeting, who shall be acceptable to Corel, to the Corel Board of Directors at Corel's 2002 annual meeting of shareholders.

   6.09 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, except that the filing fee in connection with the filings required under the HSR Act and

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

the Competition Act (Canada) and the expenses incurred in connection with preparing, printing and mailing the Registration Statement and the Proxy Statement (other than professional fees), as well as any filing fees relating thereto, shall be shared equally by Corel and Micrografx.

   6.10 Brokers or Finders. Each of Micrografx and Corel represents, as to itself and its affiliates, that no agent, broker, investment banker, financial advisor or other firm or person is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the transactions contemplated by this Agreement, and each of Micrografx and Corel shall indemnify and hold the other harmless from and against any and all claims, liabilities or obligations with respect to any other such fee or commission or expenses related thereto asserted by any person on the basis of any act or statement alleged to have been made by such party or its affiliate.

   6.11 Takeover Statutes. If any "fair price", "moratorium", "control share acquisition" or other form of anti-takeover statute or regulation shall become applicable to the transactions contemplated hereby, each party hereto and the members of the Board of Directors of such Principal Party shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby and thereby.

   6.12 Conveyance Taxes. Micrografx and Corel shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

   6.13 Micrografx 401(k) Plan. Micrografx shall amend the Micrografx 401(k) Plan to provide that, at the Effective Time, all participant accounts in the Micrografx 401(k) Plan will become 100% vested. Corel will, and will also cause the Surviving Corporation to, maintain the existence of the Micrografx 401(k) Plan and the current level of matching employer contribution to such Plan to a maximum of $5,000 per employee, for a period of no less than one year following the Effective Time.

   6.14 Consents. Corel, Sub and Micrografx, for itself, shall each use commercially reasonable best efforts to obtain the consent and approval of, or effect the notification of or filing with, each person or authority whose consent or approval is required of any of Corel, Sub or Micrografx, respectively, in order to permit the consummation of the Merger and the transactions contemplated by this Agreement and to enable the Surviving Corporation to conduct and operate the business of Micrografx and its subsidiaries substantially as presently conducted and as contemplated to be conducted.

   6.15 Indemnification and Insurance.

     (a) From and after the Effective Time, Corel will, and will also cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Micrografx pursuant to any indemnification provisions under Micrografx's Articles of Incorporation or Bylaws as in effect on the date hereof for the benefit of its present and former directors and officers in effect on the date hereof (the "Indemnified Parties"). The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Articles of Incorporation and Bylaws of Micrografx as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Micrografx, unless such modification is required by law.

     (b) For a period of six years after the Effective Time, Corel will, or will cause the Surviving Corporation to, use all commercially reasonable efforts to maintain in effect, if available at a premium which is not more than twice the premium currently paid by Micrografx, directors' and officers' liability insurance covering those persons who are currently covered by Micrografx's directors' and officers' liability insurance policy on terms substantially similar to those applicable to the current directors and officers of Micrografx, and if such premium during the six year period equals or exceeds twice the premium currently paid by Micrografx, Corel will, or will cause the Surviving Corporation to maintain such insurance as is available for such maximum premium as Corel is obligated to pay hereunder.

     (c) The provisions of this Section 6.15 are intended to be in addition to the rights otherwise available to the Indemnified Parties by law, charter, statute, bylaw, resolution of the Board of Directors of Micrografx, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

   6.16 Intergraph Debenture. Corel will repay the Subordinated Convertible Debenture dated April 16, 1999 issued by Micrografx to Intergraph Corporation in the original principal amount of $5,797,000 shortly following the Effective Date.

   6.17 Bridge Loan. As soon as reasonably practicable following the date hereof Corel shall provide to Micrografx a bridge loan in the aggregate amount of $2.5 million for use by Micrografx to reduce its indebtedness and provide operating capital. Such loan shall be extended to Micrografx by Corel on terms and conditions satisfactory to Corel, including security over all of the assets and stock of Image2Web, Inc., and Micrografx shall grant to Corel an option to purchase 80% of the stock for a purchase price equal to the amount of the loan owing from time to time, exercisable by Corel (A) upon default in repayment of the loan or (B) in the event that (i) the shareholders of Micrografx do not approve the Merger or (ii) the Merger is terminated by Micrografx or Corel in accordance with its terms.

                                  ARTICLE VII

                                   Conditions

   7.01 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the fulfillment or waiver, at or prior to the Closing, of each of the following conditions:

     (a) Stockholder Approval. This Agreement and the Merger shall have been approved by the requisite vote of the stockholders of Micrografx under the TL and Micrografx's Articles of Incorporation.

     (b) Registration Statement; State Securities Laws. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and no stop order suspending such effectiveness shall have been issued by any Governmental or Regulatory Authority of competent jurisdiction and remain in effect and no proceeding seeking such an order shall be pending or threatened. Corel shall have received all state securities or "Blue Sky" permits and other authorizations, and all approvals, rulings and exceptions from applicable Canadian securities regulatory authorities, necessary to issue the Corel Common Stock and the Corel PRs, as well as the Corel Common Stock issuable upon conversion of the Corel PRs.

     (c) Exchange Listing. The shares of Corel Common Stock issuable at the Effective Time and upon exercise of the Corel PRs in accordance with this Agreement shall have been conditionally approved for listing on the TSE subject to the customary requirements of such exchange and on Nasdaq on official notice of issuance.

     (d) HSR Act and Competition Act (Canada). Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and the Competition Act (Canada) shall have expired or shall have been terminated.

     (e) No Injunctions or Restraints. No competent Governmental or Regulatory Authority shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent (collectively, "Restraints") which is then in effect and has the effect of making illegal or otherwise restricting, preventing, enjoining or prohibiting consummation of the Merger or the other transactions contemplated by this Agreement.

     (f) Governmental and Regulatory and Other Consents and Approvals. Other than the filing provided for by Section 1.03 and filings pursuant to the HSR Act and the Competition Act (Canada) which are addressed in Section 7.01(d), all consents, approvals and actions of, filings with and notices to any Governmental or Regulatory Authority of competent jurisdiction or any other public or private third parties, all as listed in Schedule 7.01(f) of the Micrografx Disclosure Letter and the Corel Disclosure Letter required of Corel, Micrografx or any of their Subsidiaries to consummate the Merger and the other matters contemplated hereby, in form reasonably satisfactory to Corel.

   7.02 Conditions to Obligation of Corel and Sub to Effect the Merger. The obligation of Corel and Sub to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by Corel and Sub in their sole discretion):

     (a) Representations and Warranties. The representations and warranties made by Micrografx in this Agreement shall be true and correct, in all material respects (except that representations that have materiality in them shall be true as written) as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date and Micrografx shall have delivered to Corel a certificate, dated the Closing Date and executed in the name and on behalf of Micrografx by its Chairman of the Board and Chief Executive Officer or Chief Financial Officer, to such effect.

     (b) Performance of Obligations. Micrografx shall have performed and complied with, in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Micrografx at or prior to the Closing, and Micrografx shall have delivered to Corel a certificate, dated the Closing Date and executed in the name and on behalf of Micrografx by its Chairman of the Board and Chief Executive Officer or its Chief Financial Officer, to such effect.

     (c) All Actions. The Board of Directors and shareholders of Micrografx shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Micrografx and its Subsidiaries to permit the Merger.

     (d) Dissenting Stockholders. The holders of Micrografx Common Stock representing in excess of 10% of the outstanding Micrografx Common Stock shall not have exercised (and if exercised, have not withdrawn such exercise to the satisfaction of Corel by the close of business on the day after the day of the Micrografx Shareholders' Meeting), dissent or similar rights in connection with the merger.

     (e) U.S. Federal Tax Opinion. Unless the Cash Alternative is elected by Corel, Corel shall have received an opinion from Milbank, Tweed, Hadley & McCloy LLP, counsel to Corel ("Corel's Counsel"), in form and substance reasonably satisfactory to Corel, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Corel's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Micrografx, Corel, Sub and others, reasonably satisfactory in form and substance to it.

     (f) Micrografx Counsel's Opinion. Corel shall have received an opinion from Locke Liddell & Sapp LLP ("Micrografx's Counsel"), in form and substance reasonably satisfactory to Corel, dated the Effective Time.

   7.03 Conditions to Obligation of Micrografx to Effect the Merger. The obligation of Micrografx to effect the Merger is further subject to the fulfillment, at or prior to the Closing, of each of the following additional conditions (all or any of which may be waived in whole or in part by Micrografx in its sole discretion):

     (a) Representations and Warranties. The representations and warranties made by Corel and Sub in this Agreement shall be true and correct in all material respects (except that representations that have materiality in them shall be true as written), as of the Closing Date as though made on and as of the Closing Date or, in the case of representations and warranties made as of a specified date earlier than the Closing Date, on and as of such earlier date and Corel and Sub shall each have delivered to Micrografx a certificate, dated the Closing Date and executed in the name and on behalf of Corel by its President or Chief Financial Officer and in the name and on behalf of Sub by its President or any Vice President, to such effect.

     (b) Performance of Obligations. Corel and Sub shall have performed and complied with, each in all material respects, each agreement, covenant and obligation required by this Agreement to be so performed or complied with by Corel or Sub at or prior to the Closing, and Corel and Sub shall each have delivered to Micrografx a certificate, dated the Closing Date and executed in the name and on behalf of Corel by its President or its Chief Financial Officer and in the name and on behalf of Sub by its President or any Vice President, to such effect.

     (c) All Actions. Corel and Sub shall have adopted all necessary resolutions, and all necessary corporate actions shall have been taken by Corel and Sub to permit the Merger.

     (d) Appointment of Directors. Corel shall have duly appointed the Micrografx Director, subject to consummation of the Merger and acceptance of such appointment.

     (e) U.S. Federal Tax Opinion. Unless the Cash Alternative is elected by Corel, Micrografx shall have received an opinion from Micrografx's Counsel, in form and substance reasonably satisfactory to Micrografx, dated the Effective Time, substantially to the effect that, on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Micrografx's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of Micrografx, Corel, Sub and others, reasonably satisfactory in form and substance to it.

     (f) Corel Counsel's Opinion. Micrografx shall have received an opinion from Corel's Counsel, in form and substance reasonably satisfactory to Micrografx, dated the Effective Time.

     (g) Participation Rights Agreement. Unless the Cash Alternative is elected by Corel, prior to the Effective Time Corel shall have entered into the Participation Rights Agreement with a trustee acceptable to Corel and Micrografx (the "Trustee"), and at the Effective Time Corel shall have delivered to the Trustee by wire transfer of immediately available funds an amount equal to the product of (i) the Micrografx Times Revenue Share Price multiplied by (ii) the number of shares of issued and outstanding Micrografx Common Stock and the number of shares of Micrografx Common Stock into which the issued and outstanding Micrografx Preferred Stock is convertible immediately prior to the Effective Time less the number of shares of Micrografx Common Stock held by Dissenting Shareholders (the "Cash Fund") to be held by the Trustee pursuant to and in accordance with the terms of the Participation Rights Agreement.

                                  ARTICLE VIII

                       Termination, Amendment and Waiver

   8.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether prior to or after Micrografx Shareholders' Approval:

     (a) By mutual written agreement of the parties hereto duly authorized by action taken by or on behalf of their respective Boards of Directors;

     (b) By either Principal Party upon notification to the non-terminating Principal Party by the terminating Principal Party:

       (i) at any time after December 31, 2001, if the Merger shall not have been consummated on or prior to such date and such failure to consummate the Merger is not caused by a breach of this Agreement by the terminating Principal Party;

       (ii) if the Micrografx Shareholders' Approval shall not be obtained by reason of the failure to obtain the requisite vote upon a vote held at a meeting of such shareholders (including at not more than two adjournments or postponements thereof, called therefor);

       (iii) if there has been a material breach of any representation, warranty, covenant or agreement on the part of the non-terminating Principal Party set forth in this Agreement, which breach is not curable or, if curable, has not been cured within 30 days following receipt by the non-terminating Principal Party of written notice of such breach from the terminating Principal Party; or

       (iv) if any Restraint having the effects set forth in Section 7.01(e) shall be in effect and shall have become final and nonappealable; or

     (c) (i) By Micrografx prior to Micrografx Shareholders' Approval, if the Board of Directors of Micrografx determines in good faith, based upon the advice of outside counsel that termination of the Agreement is required for the Board of Directors to comply with its fiduciary duties to shareholders imposed by applicable law by reason of an unsolicited bona fide Alternative Proposal which the Board of Directors of Micrografx has determined is a Superior Proposal (as hereinafter defined), provided that Micrografx shall have complied with the provisions of Section 5.02 and shall notify Corel in writing promptly of its intention to terminate this Agreement or enter into a definitive agreement with respect to such Alternative Proposal, but in no event shall such notice be given less than three business days prior to the public announcement of Micrografx's termination of this Agreement, and Micrografx must provide Corel with a reasonable opportunity to make an equivalent proposal to enable Micrografx to proceed with the Merger; or
  (ii) by Corel if the Board of Directors of Micrografx or any committee shall have withdrawn or modified in a manner adverse to Corel its approval or recommendation or failed to reconfirm its recommendation of this Agreement or the Merger (it being understood that an announcement by Micrografx that states that an Alternative Proposal is under consideration by such Board of Directors shall be deemed such a withdrawal or modification, unless the Board of Directors publicly reaffirms its original recommendation within ten business days after such announcement); and provided further that Micrografx's ability to terminate this Agreement pursuant to clause (i) of this paragraph (c) is conditioned upon the prior payment by Micrografx of any amounts owed by it pursuant to Section 8.02
  (b). For purposes of this Agreement, a "Superior Proposal" is an Alternative Proposal (provided that for the purposes of this Section only, the percentages in the definition of Alternative Proposal shall be deemed to be 50%) received by Micrografx with respect to which the Board of Directors of Micrografx has determined, based upon the advice of Micrografx's financial advisor and taking into account all relevant factors, that the consideration to be received by the shareholders of Micrografx is superior from a financial point of view to the consideration to be received by them in the Merger and the Board of Directors has concluded in good faith and in its reasonable judgment, that such Alternative Proposal is superior and is reasonably likely to be consummated and the Board of Directors has reasonably concluded in good faith that the person or group making such Alternative Proposal will have adequate sources of financing to consummate such Alternative Proposal and that such Acquisition Proposal is more favorable and provides greater value to Micrografx's shareholders than the Merger.

   8.02 Effect of Termination.

     (a) If this Agreement is validly terminated by either Micrografx or Corel pursuant to Section 8.01, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement will forthwith become null and void and there will be no liability or obligation under this Agreement on the part of either Micrografx or Corel (or any of their respective Representatives or affiliates), except (i) that the provisions of the Confidentiality Agreement and Sections 6.11 and 6.12 and this Section 8.02 will continue to apply following any such termination,
  (ii) that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement, and (iii) as provided in paragraph (b) below.

     (b) In the event that any person or group shall have made an Alternative Proposal with respect to Micrografx and thereafter this Agreement is terminated by Micrografx pursuant to Section 8.01(c)(i), then Micrografx shall pay the Specified Amount (as defined below) to Corel. In the event that Corel shall terminate this Agreement pursuant to 8.01(c)(ii), then Micrografx shall pay the Specified Amount and Corel's Expenses (as defined below) to Corel. In the event that any person or group shall have made an Alternative Proposal with respect to Micrografx and the Micrografx Shareholders' Approval shall not be obtained, and thereafter either Principal Party shall terminate this Agreement pursuant to Section 8.01
  (b)(ii) and a definitive agreement with respect to such Alternative Proposal or any other Alternative Proposal is entered into by Micrografx within twelve months of the date of such termination with any person that made the original Alternative Proposal or within nine months of the date of such termination with any other person, then Micrografx shall pay to Corel the Specified Amount and all accounting, legal, investment and other out-of-pocket expenses incurred by Corel with respect to the transaction contemplated by this Agreement ("Corel's Expenses"). In the event that any person or group shall have made an Alternative Proposal with respect to Micrografx, and thereafter Corel shall terminate this Agreement pursuant to 8.01(b)(iii) or 8.01(b)(iv) (and provided Micrografx has directly or indirectly participated in the issue of the Restraint in respect of which the right of termination has been exercised pursuant to Section 8.01(b)(iv)) and a definitive agreement with respect to such Alternative Proposal or any other Alternative Proposal is entered into by Micrografx within twelve months of the date of such termination with any person that made the original Alternative Proposal or within nine months of the date of such termination with any other person, then Micrografx shall pay the Specified Amount and Corel's Expenses to Corel. If any person or group shall have made an Alternative Proposal with respect to Micrografx and thereafter this Agreement is terminated pursuant to Sections 8.01(b)(i) and a definitive agreement with respect to such Alternative Proposal or any other Alternative Proposal is executed by Micrografx within twelve months after such termination with any person that made the original Alternative Proposal or within nine months of the date of such termination with any other person, then Micrografx shall pay to Corel the Specified Amount and Corel's Expenses. The Specified Amount shall be paid by wire transfer of same day funds, either on the date contemplated in Section 8.01 (c) if applicable, or otherwise within two business days after such amount becomes due. "Specified Amount" means a termination fee equal to 3.5% of Micrografx Annual Revenues. If Micrografx Shareholders' Approval is not received and no Specified Amount is payable, Micrografx will pay to Corel, Corel's Expenses. In the event that Corel exercises its option to acquire and acquires, 80% of the stock of the Image2Web, Inc. as described in Section 6.17, Micrografx shall not be required to pay the Specified Amount in any of the circumstances described in this Section 8.02(b).

     (c) Micrografx acknowledges that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements Corel would not enter into this Agreement; accordingly, if Micrografx fails promptly to pay the amount due pursuant to such paragraph, and in order to obtain such payment, Corel commences a suit which results in a judgment against Micrografx for such amount, Micrografx shall pay to Corel, all costs and expenses (including attorneys' fees and expenses) incurred by Corel or any of its Subsidiaries in connection with such suit, together with interest on the amount of the fee at a rate equal to the prime rate publicly announced from time to time by Citibank, N.A. and in effect on the date such payment was required to be made.

   8.03 Amendment. This Agreement may be amended, supplemented or modified by action taken by or on behalf of the respective Boards of Directors of the parties hereto at any time prior to the Effective Time, whether prior to or after the Micrografx Shareholders' Approval shall have been obtained, but after such adoption and approval only to the extent permitted by applicable law. No such amendment, supplement or modification shall be effective unless set forth in a written instrument duly executed by or on behalf of each party hereto.

   8.04 Waiver. At any time prior to the Effective Time any party hereto, by action taken by or on behalf of its Board of Directors, may to the extent permitted by applicable law (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties or compliance with the covenants and agreements of the other parties hereto contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions of the other parties hereto contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

                                   ARTICLE IX

                               General Provisions

   9.01 Non-Survival of Representations, Warranties, Covenants and
Agreements. The representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger but shall terminate at the Effective Time, except for the agreements contained in Article I and Article II, in Sections 6.06, 6.08, 6.09, 6.10, 6.11 and 6.12 and this Article IX and the agreements of the "affiliates" of Micrografx delivered pursuant to Section 6.04, which shall survive the Effective Time.

   9.02 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given (a) on the date of delivery if delivered personally, including by courier service, (b) upon receipt if delivered by registered or certified mail, return receipt requested, postage prepaid, or (c) upon receipt if sent by facsimile transmission, provided that any notice received by telecopy or otherwise at the addressee's location on any business day after 5:00 p.m. (addressee's local time) shall be deemed to have been received at 9:00 a.m. (addressee's local time) on the next business day. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph, provided that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver. All notices hereunder shall be delivered or faxed, as the case may be, to the addresses and/or facsimile numbers set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

     If to Corel or Sub, to:

     Corel Corporation
     1600 Carling Avenue

     Ottawa, Ontario
     K1Z 8R7

     Facsimile No.: 613-728-9790

     Attn: Chief Executive Officer

     with a copy to:

     McCarthy Tetrault LLP
     The Chambers
     Suite 1400, 40 Elgin Street
     Ottawa, Ontario
     K1P 5K6

     Facsimile No.: (613) 563-9386

     Attn: Robert D. Chapman

     If to Micrografx, to:

     Micrografx, Inc.
     8144 Walnut Hill Lane
     Suite 1050
     Dallas, Texas 75231

     Facsimile No.: 469-232-1197

     Attn: Chief Executive Officer

     with a copy to:

     Locke Liddell & Sapp LLP
     2200 Ross Avenue, Suite 2200
     Dallas, Texas 75201

     Facsimile No.: 214-740-8800

     Attention: John B. McKnight

   9.03 Entire Agreement; Incorporation of Exhibits.

     (a) This Agreement supersedes all prior discussions, representations, warranties and agreements, both written and oral, among the parties hereto with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement in accordance with its terms, and contains, together with the Confidentiality Agreement, the sole and entire agreement among the parties hereto with respect to the subject matter hereof. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any action, suit or other proceeding involving this Agreement.

     (b) The Micrografx Disclosure Letter, the Corel Disclosure Letter and any Schedule or Exhibit attached to this Agreement and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

   9.04 Public Announcements. Except as otherwise required by law or the rules of any applicable securities exchange or national market system, so long as this Agreement is in effect, Corel and Micrografx will not, and will not permit any of their respective Subsidiaries or Representatives to, issue or cause the publication of any press release or make any other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld, delayed or conditioned. Corel and Micrografx will cooperate with each other in the development and distribution of all press releases and other public announcements with respect to this Agreement and the transactions contemplated hereby, and will furnish the other with drafts of any such releases and announcements as far in advance as practicable.

   9.05 No Third Party Beneficiaries. Except as provided in Section 6.08, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and except as otherwise expressly provided for herein, it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

   9.06 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempt to do so will be void, except that Sub may assign any or all of its rights, interests and obligations hereunder to another direct or indirect wholly-owned Subsidiary of Corel, provided that any such Subsidiary agrees in writing to be bound by and liable for all of the terms, conditions and provisions contained herein that would otherwise be applicable to Sub. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and personal or legal representatives, executors, administrators, heirs, distributees, devisees, legatees and permitted assigns.

   9.07 Headings. The table of contents, glossary of defined terms and the descriptive headings used in this Agreement have been inserted for convenience of reference only and do not define, modify or limit the provisions hereof or in any way affect the meaning or interpretation of this Agreement.

   9.08 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meaning contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented and attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed to also to refer to any amendments thereto and all rules and regulations promulgated thereunder, unless the context requires otherwise.

   9.09 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, public policy or order, and if the rights or obligations of any party hereto under this Agreement, and the economic or legal substance of the transactions contemplated hereby, will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

   9.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to a contract executed and fully performed in such jurisdiction, without giving effect to the conflicts of laws principles thereof.

   9.11 Enforcement of Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached and that money damages would not be an adequate remedy for any breach of this Agreement. It is accordingly agreed that in any proceeding seeking specific performance each of the parties will waive the defense of adequacy of a remedy at law. Each of the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

   9.12 Jurisdiction. Each of the parties hereto irrevocably agrees that any action, suit, claim or other legal proceeding with respect to this Agreement or in respect of the transactions contemplated hereby or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto or its successors or assigns shall be brought and determined in any federal court located in the County of New Castle in the State of Delaware or the courts of the State of Delaware located in the County of New Castle (or any appeals courts thereof). The foregoing Delaware courts are hereinafter referred to as the "Delaware Courts". Each of the parties hereto irrevocably submits with regard to any such proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive jurisdiction of the aforesaid courts. Each of the parties hereto irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with Section 9.13 hereof, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment before judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable law, that (i) the proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Notwithstanding the foregoing, each of the parties hereto agrees that each of the other parties shall have the right to bring any action or proceeding for enforcement of a judgment entered by the Delaware Courts in any other court or jurisdiction.

   9.13. Service of Process.

     (a) The parties agree that the delivery of process or other papers in connection with any such action or proceeding in the manner provided in
  Section 9.02, or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

     (b) Each of Micrografx, Corel and Sub hereby designates the Wilmington, Delaware offices of CT Corporation as its respective agent for service of process in the State of Delaware, respectively, solely with respect to any dispute or controversy arising out of this Agreement or any of the transactions contemplated hereby and service upon Corel or Sub for such purposes shall be deemed to be effective upon service of CT Corporation, as aforesaid or of its successor designated in accordance with the following sentence. A party may designate another corporate agent or law firm reasonably acceptable to each of the other parties and located in the County of New Castle in the State of Delaware, as successor agent for service of process upon 30 days' prior written notice to each other party.

   9.14 Waiver of Trial by Jury. Each of the parties hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any right such party may have to a trial by jury in respect of any action, suit, claim or other proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative of such party has been authorized by such party to represent or, to the knowledge or such party, has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily and (iv) each such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this
Section 9.14.

   9.15 Remedies Cumulative. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable law, either at law or in equity.

   9.16 Obligation of Corel and Micrografx. Whenever this Agreement requires Sub or another Subsidiary of Corel to take any action, such requirement shall be deemed to include an undertaking on the part of Corel to cause Sub or such Subsidiary to take such action and a guarantee of the performance thereof. Whenever this Agreement requires a Subsidiary of Micrografx to take any action, such requirement shall be deemed to include an undertaking on the part of Micrografx to cause such Subsidiary to take such action and a guarantee of the performance thereof.

   9.17 Limitations on Warranties.

     (a) Except for the representations and warranties contained in Article III of this Agreement, Micrografx makes no other express or implied representation or warranty to Corel or Sub. Each of Corel and Sub acknowledge that, in entering into this Agreement, it has not relied on any representations or warranties of Micrografx or any other Person other than the representations and warranties of Micrografx set forth in Article III of this Agreement.

     (b) Except for the representations and warranties contained in Article IV of this Agreement, Corel and Sub make no other express or implied representation or warranty to Micrografx. Micrografx acknowledges that, in entering into this Agreement, it has not relied on any representations or warranties of Corel and Sub or any other Person other than the representations and warranties of Corel and Sub set forth in Article IV of this Agreement.

   9.18 Certain Definitions. As used in this Agreement:

     (a) except as provided in Section 6.04, the term "affiliate," as applied to any person, shall mean any other person directly or indirectly controlling, controlled by, or under common control with, that person; for purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by", "under common control with"), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by contract or otherwise;

     (b) a person will be deemed to "beneficially" own securities if such person would be the beneficial owner of such securities under Rule 13d-3 under the Exchange Act, including securities which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time);

     (c) the term "business day" means any day on which commercial banks are open for business in New York, New York and Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada or in New York, New York under the laws of the State of New York or the federal laws of the United States of America.

     (d) the term "knowledge" or any similar formulation of "knowledge" shall mean, with respect to Micrografx, the actual knowledge of Micrografx's executive officers, and with respect to Corel, the actual knowledge of Corel's executive officers;

     (e) any reference to any event, change or effect being "material" or "materially adverse" or having a "material adverse effect" on or with respect to an entity (together with its subsidiaries taken as a whole) means such event, change or effect is material or materially adverse, as the case may be, to the business, financial condition or results of operations, properties, liabilities, prospects of such entity (together with its subsidiaries taken as a whole) or the ability of the parties hereto to consummate the Merger and excluding any changes or effects caused by changes in general economic conditions or changes generally affecting the industry in which Micrografx operates;

     (f) the term "person" shall include individuals, corporations, partnerships, trusts, limited liability companies, associations, unincorporated organizations, joint ventures, other entities, groups (which term shall include a "group" as such term is defined in Section 13(d)(3) of the Exchange Act), labor unions or Regulatory or Governmental Authorities;

     (g) the "Representatives" of any entity means such entity's directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives;

     (h) the term "Significant Subsidiary" shall have the meaning ascribed thereto by Rule 1-02(w) of Regulation S-X of the Securities Act of 1933; and

     (i) the term "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated,
  (i) of which such party or any other Subsidiary of such party is a general partner, (ii) securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization, or the means to otherwise control such corporation, organization or other person are directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries or (iii) of which more than 50% of the equity interests in such corporation or other organization is, directly or indirectly through Subsidiaries or otherwise, beneficially owned by such party.

   9.19 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

   9.20 Disclosure Letters. Each of the Micrografx Disclosure Letter and the Corel Disclosure Letter shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. No disclosure in either the Micrografx Disclosure Letter or the Corel Disclosure Letter shall be deemed to be an admission or representation as to the materiality of the item so disclosed.

   9.21 Execution. This Agreement may be executed by facsimile signatures by any party and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

   9.22 Personal Liability. Neither this Agreement nor any other document delivered in connection with this Agreement (other than an Affiliate Agreement or Proxy and Voting Agreement dated as of the date hereof, delivered by any officer or director of Micrografx) shall create or be deemed to create or permit any personal liability or obligation on the part of any officer or director of any party hereto.

   9.23 Currency. Unless otherwise specified, all references in this Agreement to "dollars" or "$" shall mean United States dollars.

   9.24 Date for Any Action. In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

   IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its officers thereunto duly authorized and its corporate seal to be affixed as of the date first above written.

                                          Corel Corporation

                                                   /s/ Derek J. Burney
                                          By: _________________________________
                                             Name: Derek J. Burney
                                             Title: President and Chief
                                              Executive Officer

                                                     /s/ John Blaine
                                          By: _________________________________
                                             Name: John Blaine
                                             Title: Executive Vice President,
                                                  Finance and Chief Financial
                                                  Officer

                                          Calgary I Acquisition Corp.

                                                   /s/ Derek J. Burney
                                          By: _________________________________
                                             Name: Derek J. Burney
                                             Title: President and Chief
                                              Executive Officer

                                                     /s/ John Blaine
                                          By: _________________________________
                                             Name: John Blaine
                                             Title: Chief Financial Officer

                                          Micrografx, Inc.

                                                    /s/ James Hopkins
                                          By: _________________________________
                                             Name: James Hopkins
                                             Title: Chairman and Chief
                                              Executive Officer

                                   EXHIBIT C

                          FORM OF AFFILIATE AGREEMENT

[Date]

Ladies and Gentlemen:

   I have been advised that as of the date hereof I may be deemed to be an "affiliate" of Micrografx, Inc., a Texas corporation ("Micrografx"), as that term is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Neither my entering into this agreement, nor anything contained herein, shall be deemed an admission on my part that I am such an "affiliate".

   Pursuant to the terms of the Agreement and Plan of Merger dated as of July 12, 2001 (the "Merger Agreement"), among Corel Corporation, a Canadian corporation ("Corel"), Calgary I Acquisition Corp., a Delaware corporation wholly owned by Corel ("Sub"), and Micrografx; Sub will be merged with and into Micrografx (the "Merger"), and as a result of the Merger, I will be entitled to receive shares of Corel's Common Stock and Contingent Value Rights exercisable for shares of Corel's Common Stock (together, the "Corel Securities"), in exchange for the shares of common stock, par value $.01 per share, and shares of preferred stock, par value $.01 per share, of Micrografx owned by me at the Effective Time (as defined in the Merger Agreement) of the Merger.

   I represent, warrant and covenant to Corel that in such event:

     A. I shall not make any sale, transfer or other disposition of the Corel Securities in violation of the Act or the Rules and Regulations.

     B. I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Corel Securities, to the extent I felt necessary, with my counsel or counsel for Micrografx.

     C. I have been advised that the issuance of Corel Securities to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, I have also been advised that, since at the time the Merger was submitted for a vote of the stockholders of Micrografx I may have been deemed to have been an affiliate of Micrografx and a distribution by me of Corel Securities has not been registered under the Act, the Corel Securities must be held by me indefinitely unless (i) a distribution of Corel Securities by me has been registered under the Act, (ii) a sale of Corel Securities by me is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act,(iii) in the opinion of counsel reasonably acceptable to Corel, some other exemption from registration is available with respect to a proposed sale, transfer or other disposition of the Corel Securities by me, or (iv) pursuant to a "no-action" or interpretive letter from the Staff of the Commission, registration is not required with respect to a proposed sale, transfer or other disposition of Corel Securities.

     D. I understand that Corel is under no obligation to register the sale, transfer or other disposition of Corel Securities by me or on my behalf or to take any other action necessary in order to make compliance with an exemption from registration available.

     E. I also understand that stop transfer instructions will be given to Corel's transfer agents with respect to the Corel Securities and that there will be placed on the certificates for the Corel Securities, or any substitutions therefor, a legend stating in substance:

    "The shares represented by this certificate were issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933, as amended, applies. The shares represented by this certificate may only be transferred in accordance with the terms of an
    agreement dated   ,  , between the registered holder hereof and Corel
    (the "Corporation"), a copy of which agreement is on file at the principal offices of the Corporation."

     F. I also understand that unless the transfer by me of my Corel Securities has been registered under the Act or is a sale made in conformity with the provisions of this Agreement, Corel reserves the right to put the following legend on the certificates issued to my transferee:
  "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended, and were acquired from a person who received such shares in a transaction to which Rule 145 promulgated under such Act applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of such Act and may not be sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of such Act."

   It is understood and agreed that the legends set forth in paragraphs E and F above shall be removed by delivery of substitute certificates without such legend if such legend is not required for purposes of the Act or this Agreement. It is understood and agreed that such legends and the stop orders referred to above will be removed if (i) one year shall have elapsed from the date that the undersigned acquired Corel Securities received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Corel Securities received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, (iii) Corel shall have received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Corel, or a "no action" or "interpretive" letter obtained from the Staff of the Commission, to the effect that the Corel Securities subject thereto may be transferred free of the restrictions imposed by Rule 144 or 145 under the Act or (iv) in the event of a sale of Corel Securities received by the undersigned in the Merger which has been registered under the Act.

   By its acceptance hereof, Corel agrees, for up to two years to the extent necessary to permit the undersigned to sell the Corel Securities pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Act, that it will
(i) file on a timely basis all reports required to be filed by it pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and (ii) furnish to the undersigned, upon request, a written statement as to whether Corel has complied with such reporting requirements during the twelve
(12) months preceding any proposed sale of Corel Securities by the undersigned under Rule 145 and Rule 144.

                                          Very truly yours,

                                          Accepted this    day of

                                              ,     , by:

                                          By: _________________________________
                                             Name:
                                             Title:

                                                                         ANNEX B

                               COREL CORPORATION

                                       TO

                             BANK OF NEW YORK,


                                    Trustee

                     FORM OF PARTICIPATION RIGHTS AGREEMENT

                             Dated as of     , 2001

                               TABLE OF CONTENTS

    ARTICLE I--DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION
 Section 101. Definitions...............................................   B-1
 Section 102. Compliance Certificates and Opinions......................   B-4
 Section 103. Form of Documents Delivered to Trustee....................   B-5
 Section 104. Acts of Holders...........................................   B-5
 Section 105. Notices, etc., to Trustee and Company.....................   B-6
 Section 106. Notice to Holders; Waiver.................................   B-6
 Section 107. Conflict with Trust Indenture Act.........................   B-6
 Section 108. Effect of Headings and Table of Contents..................   B-6
 Section 109. Successors and Assigns....................................   B-7
 Section 110. Benefits of Agreement.....................................   B-7
 Section 111. Governing Law.............................................   B-7
 Section 112. Legal Holidays............................................   B-7
 Section 113. Severability Clause.......................................   B-7
 Section 114. No Recourse Against Others................................   B-7
                           ARTICLE II--PR FORMS
 Section 201. Forms Generally...........................................   B-7
 Section 202. Form of Face of PR........................................   B-8
 Section 203. Form of Reverse of PR.....................................   B-9
 Section 204. Form of Trustee's Certificate of Authentication...........  B-11
                           ARTICLE III--THE PRs
 Section 301. Title and Terms...........................................  B-11
 Section 302. Registrable Form..........................................  B-11
 Section 303. Execution, Authentication, Delivery and Dating............  B-12
 Section 304. Withholding Rights........................................  B-12
 Section 305. Registration..............................................  B-12
 Section 306. Mutilated, Destroyed, Lost and Stolen PRs.................  B-12
 Section 307. Presentation of PR Certificate............................  B-13
 Section 308. Persons Deemed Owners.....................................  B-13
 Section 309. Cancellation..............................................  B-13
 Section 310. No Rights as Shareholder..................................  B-13
                         ARTICLE IV--THE TRUSTEE
 Section 401. Certain Duties and Responsibilities.......................  B-14
 Section 402. Certain Rights of Trustee.................................  B-15
 Section 403. Not Responsible for Recitals or Issuance of PRs...........  B-16
 Section 404. May Hold PRs..............................................  B-16
 Section 405. Money Held in Trust.......................................  B-16
              Compensation, Reimbursement and Indemnification of the
 Section 406. Trustee...................................................  B-16
 Section 407. Disqualification; Conflicting Interests...................  B-17
 Section 408. Corporate Trustee Required; Eligibility...................  B-17
 Section 409. Resignation and Removal; Appointment of Successor.........  B-17
 Section 410. Acceptance of Appointment by Successor....................  B-18
              Merger, Conversion, Consolidation or Succession to
 Section 411. Business..................................................  B-18

       ARTICLE V--HOLDERS' LISTS AND REPORTS BY TRUSTEE AND COMPANY
              Company to Furnish Trustee Names and Addresses of
 Section 501. Holders...................................................   B-19
 Section 502. Preservation of Information; Communications to Holders....   B-19
 Section 503. Reports by Trustee........................................   B-20
 Section 504. Reports by Company........................................   B-20
                          ARTICLE VI--AMENDMENTS
 Section 601. Amendments Without Consent of Holders.....................   B-20
 Section 602. Amendments with Consent of Holders........................   B-21
 Section 603. Execution of Amendments...................................   B-21
 Section 604. Effect of Amendments......................................   B-22
 Section 605. Conformity with Trust Indenture Act.......................   B-22
 Section 606. Reference in PRs to Amendments............................   B-22
                          ARTICLE VII--COVENANTS
 Section 701. Payment of Amounts, if Any, to Holders....................   B-22
 Section 702. Maintenance of Office or Agency...........................   B-22
 Section 703. Money for PR Payments to Be Held in Trust.................   B-23
 Section 704. Fund; Investment of Moneys by Trustee.....................   B-23
  ARTICLE VIII--REMEDIES OF THE TRUSTEE AND HOLDERS ON EVENT OF DEFAULT
              Event of Default Defined; Acceleration of Maturity; Waiver
 Section 801. of Default................................................   B-24
              Collection of Indebtedness by Trustee; Trustee May Prove
 Section 802. Debt......................................................   B-25
 Section 803. Application of Proceeds...................................   B-27
 Section 804. Suits for Enforcement.....................................   B-27
 Section 805. Restoration of Rights on Abandonment of Proceedings.......   B-27
 Section 806. Limitations on Suits by Holders...........................   B-27
              Unconditional Right of Holders to Institute Certain
 Section 807. Suits.....................................................   B-28
              Powers and Remedies Cumulative; Delay or Omission Not
 Section 808. Waiver of Default.........................................   B-28
 Section 809. Control by Holders........................................   B-28
 Section 810. Waiver of Past Defaults...................................   B-29
              Trustee to Give Notice of Default, but May Withhold in
 Section 811. Certain Circumstances.....................................   B-29
              Right of Court to Require Filing of Undertaking to Pay
 Section 812. Costs.....................................................   B-29
         ARTICLE VIIII--CONSOLIDATION, MERGER, SALE OR CONVEYANCE
 Section 901. Company May Consolidate, Etc.                                B-29
 Section 902. Successor Substituted.....................................   B-30
 Section 903. Opinion of Counsel to Trustee.............................   B-30

   AGREEMENT, dated as of            , 2001, between COREL CORPORATION, a
corporation continued under the laws of Canada (hereinafter called the
"Company"), and                                    , trustee (hereinafter
called the "Trustee").

                            RECITALS OF THE COMPANY

   WHEREAS, the Company has duly authorized the creation of an issue of Participation Rights (hereinafter called the "PRs"), of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Agreement;

   WHEREAS, pursuant to the Merger Agreement dated as of July 16, 2001 (the "Merger Agreement"), among the Company, Calgary I Acquisition Corp. (the "Merger Subsidiary") and Micrografx, Inc., a Texas corporation ("Micrografx"), the Company has agreed to issue and deliver to stockholders of Micrografx, among other securities, a PR for each issued and outstanding share of common stock, par value $.01 per share, of Micrografx ("Micrografx Common Stock") and a PR for each share of common stock of Micrografx into which each issued and outstanding share of Series A Preferred Stock of Micrografx is convertible immediately prior to the effective time (the "Effective Time") of the merger of Micrografx with the Merger Subsidiary (other than shares of Micrografx Common Stock to be cancelled pursuant to the Merger Agreement and other than any shares of Micrografx Common Stock held by Dissenting Shareholders (as defined in the Merger Agreement)); and

   WHEREAS, all things necessary have been done to make the PRs, when executed by the Company and authenticated and delivered hereunder, the valid obligations of the Company and to make this Agreement a valid agreement of the Company, in accordance with their and its terms.

   NOW, THEREFORE, for and in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the PRs, as follows:

                                  ARTICLE ONE

            DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

  Section 101 Definitions.

   For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

     (a) the terms defined in this Article have the meanings assigned to them in this Article, and include the plural as well as the singular;

     (b) all accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles, and the term "generally accepted accounting principles" means such accounting principles as are generally accepted at the time of any computation;

     (c) all other terms used herein which are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein; and

     (d) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision.

   Certain terms, used principally in Article Four, are defined in that Article.

   "Act," when used with respect to any Holder, has the meaning specified in
Section 104.

   "Affiliate" means a person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person.

   "Agreement" means this instrument as originally executed and as it may from time to time be supplemented or amended pursuant to the applicable provisions hereof.

   "Board of Directors" means either the board of directors of the Company or any duly authorized committee of that board.

   "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

   "Breakpoint Amount" means $      [insert the Corel Closing Share Price as
determined under the Merger Agreement], as adjusted from time to time pursuant to Section 3.01(e).

   "Business Day" means any day (other than a Saturday or a Sunday) on which banking institutions in The City of New York, New York or in the State of the principal office of the Trustee are not authorized or obligated by law or executive order to close.

   "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

   "Common Stock" means the common shares of the Company.

   "Company" means the Person named as the "Company" in the first paragraph of this instrument, until a successor Person shall have become such pursuant to the applicable provisions of this Agreement, and thereafter "Company" shall mean such successor Person. To the extent necessary to comply with the requirements of the provisions of Trust Indenture Act Sections 310 through 317 as they are applicable to the Company, the term "Company" shall include any other obligor with respect to the PRs for the purposes of complying with such provisions.

   "Company Request" or "Company Order" means a written request or order signed in the name of the Company by the chairman of the Board of Directors, the president, chief financial officer, any vice president, the controller, the treasurer, the secretary or any assistant secretary, and delivered to the Trustee.

   "Control" (including the terms "controlled," "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or otherwise.

   "Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered, which office at the date of execution of this Agreement is located at
                                  .

   "Current Market Value" has the meaning set forth in Section 203.

   "Default Amount" means an amount in cash equal to the First Anniversary Payment; provided, that if an Event of Default occurs due to the failure to timely issue and deliver the First Anniversary Stock (as provided in Section 801(d), then the "Default Amount" shall be equal to a cash amount in United States dollars equal to the value of the First Anniversary Stock based on the then Current Market Value thereof).

   "Default Interest Rate" means 10% per annum.

   "Default Payment Date" means the date upon which the PRs become due and payable pursuant to Section 801.

   "Disposition" means (i) a merger, consolidation, amalgamation, arrangement, or other business combination involving the Company as a result of which at least 50% of the shares of Common Stock shall be converted, exchanged or otherwise disposed of, (ii) a sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the assets of the Company or (iii) a reclassification of Common Stock as any other capital stock of the Company or any other Person; provided, however, that a "Disposition" shall not mean, or occur upon, a merger of the Company and any wholly owned subsidiary of the Company.

   "Disposition Payment Date" has the meaning set forth in Section 203.

   "Effective Time" has the meaning set forth in the Preamble.

   "Event of Default" has been the meaning set forth in Section 601.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "First Anniversary Date" means            , 2002 [insert the first
anniversary of the Effective Time as determined under the Merger Agreement].

   "First Anniversary Payment" has the meaning set forth in Section 203.

   "First Anniversary Payment Date" has the meaning set forth in Section 203.

   "First Anniversary Stock" has the meaning set forth in Section 203.

   "Fund" has the meaning set forth in Section 704.

   "Holder" means a Person in whose name a PR is registered in the Security Register.

   "Merger Agreement" has the meaning set forth in the preamble.

   "Independent Financial Expert" means an independent nationally recognized investment firm.

   "Officer's Certificate" means a certificate signed by the chairman of the Board of Directors, the president, any vice president, the controller, the treasurer, the secretary or any assistant secretary of the Company in his or her capacity as such an officer, and delivered to the Trustee.

   "Opinion of Counsel" means a written opinion of counsel, who may be general counsel for the Company, and who shall be reasonably acceptable to the Trustee.

   "Outstanding," when used with respect to PRs means, as of the date of determination, all PRs theretofore authenticated and delivered under this Agreement, except:

     (a) PRs theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

     (b) From and after the earlier of the First Anniversary Payment Date, the Disposition Payment Date, or the Default Payment Date, PRs, or portions thereof, for whose payment cash or securities of the Company has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such PRs; and

     (c) PRs in exchange for or in lieu of which other PRs have been authenticated and delivered pursuant to this Agreement, other than any such PRs in respect of which there shall have been presented to the Trustee proof satisfactory to it that such PRs are held by a bona fide purchaser in whose hands the PRs are valid obligations of the Company;

provided, however, that in determining whether the Holders of the requisite Outstanding PRs have given any request, demand, direction, consent or waiver hereunder, PRs owned by the Company or any other obligor upon the PRs or any affiliate of the Company or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, direction, consent or waiver, only PRs which the Trustee knows to be so owned shall be so disregarded.

   "Paying Agent" means any Person other than the Company authorized by the Company to pay the amount determined pursuant to Section 301, if any, on any PRs on behalf of the Company, which shall initially be [institution that is the Trustee].

   "Permitted Investments" has the meaning set forth in Section 704.

   "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "PR Certificate" means a certificate representing any of the PRs.

   "Responsible Officer," when used with respect to the Trustee, means any duly appointed officer assigned to the Corporate Trust Office and also means, with respect to any particular corporate trust matter, any other duly appointed officer of the Trustee to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

   "Security Register" has the meaning specified in Section 305.

   "Surviving Person" has the meaning set forth in Section 901.

   "Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this Agreement was executed, except as provided in Section 605.

   "Trustee" means the Person named as the "Trustee" in the first paragraph of this Agreement, until a successor Trustee shall have become such pursuant to the applicable provisions of this Agreement, and thereafter "Trustee" shall mean such successor Trustee.

   "vice president" when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title of "vice president".

  Section 102. Compliance Certificates and Opinions.

   Upon any application or request by the Company to the Trustee to take any action under any provision of this Agreement, the Company shall furnish to the Trustee an Officer's Certificate stating that all conditions precedent, if any, provided for in this Agreement (including any covenants, compliance with which constitutes a condition precedent) relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that, in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Agreement relating to such particular application or request, no additional certificate or opinion need be furnished.

   Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Agreement shall include:

     (a) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

     (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

     (c) a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

     (d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

  Section 103. Form of Documents Delivered to Trustee.

   In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

   Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous. Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

   Any certificate, statement or opinion of an officer of the Company or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Company, unless such officer or counsel, as the case may be, knows that the certificate or opinion or representations with respect to the accounting matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous. Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

   Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Agreement, they may, but need not, be consolidated and form one instrument.

  Section 104. Acts of Holders.

   (a) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Agreement to be given or taken by one or more Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company pursuant to Section 105. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Agreement and (subject to Section 401) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

   (b) The fact and date of the execution by any Person of any such instrument or writing may be proved in any reasonable manner which the Trustee deems sufficient.

   (c) The ownership of PRs shall be proved by the Security Register.

   (d) At any time prior to (but not after) the evidencing to the Trustee, as provided in this Section 104, of the taking of any action by the Holders of the PRs specified in this Agreement in connection with such action, any Holder of a PR the serial number of which is shown by the evidence to be included among the serial numbers of the PRs the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Section 104, revoke such action so far as concerns such PR. Any request, demand, authorization, direction, notice, consent, waiver or other action by the Holder of any PR shall bind every future Holder of the same PR or the Holder of every PR issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof, in respect of anything done, suffered or omitted to be done by the Trustee, any Paying Agent or the Company in reliance thereon, whether or not notation of such action is made upon such PR.

  Section 105. Notices, etc., to Trustee and Company.

   Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Agreement to be made upon, given or furnished to, or filed with:

     (a) The Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed, in writing and either delivered by facsimile or mailed, first-class prepaid, to or with the Trustee at its Corporate Trust Office, Attention: Chief Financial Officer; or

     (b) the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder if in writing and mailed, first-class postage prepaid, to the Company addressed to it at 1600 Carling Avenue, Ottawa,
  Ontario, K1Z 8R7, Attention:                         , or at any other
  address previously furnished in writing to the Trustee by the Company.

  Section 106. Notice to Holders; Waiver.

   Where this Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at his address as it appears in the Security Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

   In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this Agreement, then any method of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

  Section 107. Conflict with Trust Indenture Act.

   If any provision hereof limits, qualifies or conflicts with another provision hereof which is required to be included in this Agreement by any of the provisions of the Trust Indenture Act, such required provision shall control.

  Section 108. Effect of Headings and Table of Contents.

   The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

  Section 109. Successors and Assigns.

   All covenants and agreements in this Agreement by the Company shall bind its successors and assigns, whether so expressed or not.

  Section 110. Benefits of Agreement.

   Nothing in this Agreement or in the PRs, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, any Paying Agent and the Holders) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the Holders.

  Section 111. Governing Law.

   This Agreement and the PRs shall be governed by and construed in accordance with the laws of the State of New York.

  Section 112. Legal Holidays.

   In the event that the First Anniversary Payment Date, the Disposition Payment Date or the Default Payment Date, as the case may be, shall not be a Business Day, then (notwithstanding any provision of this Agreement or the PRs to the contrary) payment on the PRs need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the required date.

  Section 113. Severability Clause.

   In case any provision in this Agreement or in the PRs shall be invalid, illegal or unenforceable under applicable laws, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

  Section 114. No Recourse Against Others.

   A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the PRs or this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a PR waives and releases all such liability. The waiver and release are part of the consideration for the issue of the PRs.

                                  ARTICLE TWO

                                    PR FORMS

  Section 201. Forms Generally.

   The PRs and the Trustee's certificate of authentication shall be in substantially the forms set forth in this Article, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or as may be required by law or any rule or regulation pursuant thereto, all as may be determined by officers executing such PRs, as evidenced by their execution of the PRs. Any portion of the text of any PR may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the PR.

   The definitive PRs shall be printed, lithographed or engraved on steel engraved borders or produced by any combination of these methods or may be produced in any other manner, all as determined by the officers executing such PRs, as evidenced by their execution of such PRs.

   Section 202. Form of Face of PR.

                               COREL CORPORATION

               No.           Certificate for Participation Rights

   This certifies that                    (the "Holder"), is the registered
holder of the number of Participation Rights ("PRs") set forth above. Each PR entitles the Holder, subject to the provisions contained herein and in the Agreement referred to on the reverse hereof, to a payment from Corel Corporation, a corporation continued under the laws of Canada (the "Company"), in an amount and in the form determined pursuant to the provisions set forth on the reverse hereof and as more fully described in the Agreement. Such payment or issuance shall be made on the third Business Day following the First Anniversary Date (the "First Anniversary Payment Date") or on the Disposition Payment Date or the Default Payment Date, as the case may be, each as defined in the Agreement referred to on the reverse hereof.

   This PR Certificate represents the right to receive the payment or issuance of the amounts described in this Certificate and as more fully set forth in the Agreement. Such payment shall be made in the Borough of Manhattan, The City of New York, or at any other office or agency maintained by the Company for such purpose either (i) in currency of the United States of America as at the time is legal tender for the payment of public and private debts; (provided, however, the Company may pay such amounts by its check payable in such money), or (ii) by delivering Common Stock (as defined in the Agreement referred to on the reverse hereof), in accordance with the provisions set forth on the reverse hereof. [Institution that is Trustee] has been appointed as Paying Agent in the Borough of Manhattan, The City of New York.

   Reference is hereby made to the further provisions of this PR Certificate set forth on the reverse hereof, which further provisions shall for all purposes have the same effect as if set forth at this place.

   Unless the certificate of authentication hereon has been duly executed by the Trustee referred to on the reverse hereof by manual signature, this PR Certificate shall not be entitled to any benefit under the Agreement, or be valid or obligatory for any purpose.

   IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed under its corporate seal.

Dated:

                                          Corel Corporation


                                          By___________________________________
Attest:

                                     [SEAL]

-----------------------------
Authorized Signature

   Section 203. Form of Reverse of PR.

   This PR Certificate is issued under and in accordance with the Participation
Rights Agreement, dated as of            , 2001 (the "Agreement"), between the
Company and                       , trustee (the "Trustee," which term includes
any successor Trustee under the Agreement), and is subject to the terms and provisions contained in the Agreement, to all of which terms and provisions the Holder of this PR Certificate consents by acceptance hereof. The Agreement is hereby incorporated herein by reference and made a part hereof. Reference is hereby made to the Agreement for a full statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the holders of the PRs. Copies of the Agreement can be obtained by contacting the Trustee.

   The Company shall pay to the Holder hereof on the third Business Day next
following        , 2002 (the "First Anniversary Date"), a Disposition Payment
Date or a Default Payment Date, as applicable, for each PR represented hereby
(i) if the Current Market Value on the First Anniversary Date is the Breakpoint Amount or less, US $. [insert Micrografx Times Revenue Share Price, as defined in the Merger Agreement] in cash (the "First Anniversary Payment"), and (ii) if the then Current Market Value is more than the Breakpoint Amount, such number of whole shares of Common Stock (the "First Anniversary Stock ") as shall result upon the multiplication of the number of PRs represented by this PR Certificate by a fraction of which (A) the numerator is the sum of (x) US
$      [Micrografx Times Revenue Share Price] and (y) 18% of the positive difference obtained by subtracting from the then Current Market Value the Breakpoint Amount and (B) the denominator is the then Current Market Value. The determination of these amounts by the Company absent manifest error shall be final and binding on the Company and the Holder.

   The Company will not issue fractional shares of Common Stock. Instead the fraction will be rounded up or down to the nearest whole share.

   The Company shall reserve out of its authorized but unissued Common Stock enough shares of Common Stock to permit issuance and delivery of the First Anniversary Stock. All shares of Common Stock which may be issued upon payment of the First Anniversary Stock shall be duly authorized, fully paid and non-assessable. The Company will use to its reasonable best efforts to comply in all materials respect with all securities laws regulating the offer and delivery of shares of Common Stock upon issuance and delivery of the First Anniversary Stock, and will list such shares on each securities exchange or market on which the Common Stock is listed prior to the First Anniversary Date.

   Upon the consummation of a Disposition, as defined below, the Company shall pay to the Holder hereof for each PR represented hereby cash or other consideration amount as if such Disposition Date were the First Anniversary Date. Consistent with the formulae applicable to determining what the Holder would be entitled to receive on the First Anniversary, the "Current Market Value" shall be based upon the per share value receivable in connection with the disposition by the holders of Common Stock at the time of the Disposition (as determined in good faith by the Company and an Independent Financial Expert) and, in applying such formulation of the "Current Market Value" (A) if the Current Market Value is less than or equal to the Breakpoint Amount, then for each PR represented hereby the Holder shall be entitled to received the First Anniversary Payment in cash, and (B) if the Current Market Value is higher than the Breakpoint Amount, then the Holder of each PR shall be entitled to receive for each PR the consideration in the Disposition to which he would have been entitled to receive had the PRs been settled for First Anniversary Stock immediately prior to consummation of the Disposition. Any determinations or judgments as to what the Holders are entitled to receive in a Disposition shall be final and binding absent manifest error. Such determinations by the Company and such Independent Financial Expert absent manifest error shall be final and binding on the Company and the Holder. Such payment shall be made on the date (the "Disposition Payment Date") established by the Company, which in no event shall be more than 30 days after the date on which the Disposition was consummated. As soon as practicable after the Disposition, the Company shall give the Holder hereof and the Trustee notice of such Disposition, the cash or other consideration to be received and the Disposition Payment Date.

   If an Event of Default occurs and is continuing, either the Trustee or the Holders holding an aggregate of at least 25% of the Outstanding PRs, by notice to the Company (and to the Trustee if given by the Holders), may declare the PRs due and payable, and upon such declaration, the Company shall promptly pay to the Holders for each PR held by the Holders the Default Amount with cash interest at the Default Interest Rate from the Default Payment Date through the date payment is made or duly provided for.

   Notwithstanding any provision of the Agreement or of this PR Certificate to the contrary, other than in the case of interest on the Default Amount, no interest shall accrue on any amounts payable on the PRs to the Holder.

   "Current Market Value" means with respect to the First Anniversary Date, the Disposition Date or the Default Payment Date, the volume weighted average price on the Nasdaq (or the principal exchange on which shares of Common Stock are then listed) of shares of Common Stock during the 20 consecutive trading day period that ends on such date.

   "Disposition" means (i) a merger, amalgamation, arrangement, consolidation, or other business combination involving the Company as a result of which 50% or more of the shares of Common Stock shall be converted, exchanged, or otherwise disposed of, (ii) a sale, transfer or other disposition, in one or a series of transactions, of all or substantially all of the assets of the Company or (iii) a reclassification of Common Stock as any other capital stock of the Company or any other Person; provided, however, that "Disposition" shall not mean a merger or amalgamation of the Company and any wholly owned subsidiary of the Company.

   The Agreement permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the holders of PRs under the Agreement at any time by the Company and the Trustee with the consent of the holders of a majority of the PRs at the time outstanding.

   No reference herein to the Agreement and no provision of this PR Certificate or of the Agreement shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay or deliver any amounts determined pursuant to the terms hereof and of the Agreement at the times, place, and amount, and in the cash or securities of the Company, herein prescribed.

   The PRs represented by this PR Certificate shall not be transferable or exchangeable, except by devise or descent.

   The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this PR Certificate is registered as the owner hereof for all purposes, and neither the Company, the Trustee nor any agent shall be affected by notice to the contrary.

   All capitalized terms used in this PR Certificate without definition shall have the meanings assigned to them in the Agreement.

   Section 204. Form of Trustee's Certificate of Authentication.

                    TRUSTEE'S CERTIFICATE OF AUTHENTICATION.

   This is one of the PR Certificates referred to in the within-mentioned Agreement.

                                          _____________________________________
                                             Trustee


                                          By___________________________________
                                             Authorized Officer

                                 ARTICLE THREE

                                    THE PRs

   Section 301. Title and Terms.

   (a) The aggregate number of PR Certificates which may be authenticated and delivered under this Agreement is limited to the number equal to the number of shares of Micrografx Common Stock and Preferred Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock in the treasury of Micrografx and shares of Micrografx Common Stock owned by the Company or any direct or indirect wholly owned subsidiary of the Company or of Micrografx), plus PRs required to be issued after the Effective Time on exercise of warrants of Micrografx assumed by the Company at the Effective Time so outstanding, except for PRs authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other PRs pursuant to Sections 304, 306 or 606.

   (b) The PRs shall be known and designated as the "Participation Rights" of the Company.

   (c) The Company shall pay to each Holder the payments required under the PRs at the times and in the amounts and forms therein provided. The determinations of such amounts and forms by the Company absent manifest error shall be final and binding on the Company and the Holders.

   (d) Notwithstanding any provision of this Agreement or the PR Certificates to the contrary, other than in the case of interest on the Default Amount, no interest shall accrue on any amounts payable on the PRs to any Holder.

   (e) In the event the Company shall in any manner subdivide (by stock split, stock dividend or otherwise) or combine (by reverse stock split or otherwise) the number of outstanding shares of Common Stock, the Company shall appropriately adjust the Breakpoint Amount and the calculation of the First Anniversary Stock. Whenever an adjustment is made as provided in this Section 301(e), the Company shall (i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment,
(ii) promptly file with the Trustee a copy of such certificate and (iii) mail a brief summary thereof to each Holder. The Trustee shall be fully protected in relying on any such certificate and on any adjustment therein contained. Such adjustments absent manifest error shall be final and binding on the Company and the Holders.

  Section 302. Registrable Form.

   The PRs shall be issuable only in registered form.

  Section 303. Execution, Authentication, Delivery and Dating.

   The PRs shall be executed on behalf of the Company by its chairman of the Board of Directors or its president or any vice president or its treasurer, under its corporate seal which may, but need not, be attested. The signature of any of these officers on the PRs may be manual or facsimile.

   PRs bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such PRs or did not hold such offices at the date of such PRs.

   At any time and from time to time after the execution and delivery of this Agreement, the Company may deliver PRs executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such PRs; and the Trustee in accordance with such Company Order shall authenticate and deliver such PRs as provided in this Agreement and not otherwise.

   Each PR shall be dated the date of its authentication.

   No PR shall be entitled to any benefit under this Agreement or be valid or obligatory for any purpose unless there appears on such PR a certificate of authentication substantially in the form provided for herein duly executed by the Trustee by manual signature of an authorized officer, and such certificate upon any PR shall be conclusive evidence, and the only evidence, that such PR has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Agreement.

  Section 304. Withholding Rights.

   The Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Holder such amounts as the Company is required to deduct and withhold or remit pursuant to the applicable rules under any provision of federal, provincial, local or foreign tax law, and the Company may sell the shares of First Anniversary Stock to which such Holder is entitled for the purposes of obtaining cash necessary to remit any such amount to the applicable authority. To the extent that amounts are so withheld by the Company, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made by the Company.

  Section 305. Registration.

   The Company shall cause to be kept at the Corporate Trust Office of the Trustee a register (the register maintained in such office and in any other office or agency designated pursuant to Section 702 being herein sometimes referred to as the "Security Register") in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of PRs. The PRs shall not be exchangeable or transferable, except by devise or descent.

  Section 306. Mutilated, Destroyed, Lost and Stolen PRs.

   If any mutilated PR is surrendered to the Trustee, or (b) the Company and the Trustee receive evidence to their satisfaction of the destruction, loss or theft of any PR, and there is delivered to the Company and the Trustee such security or indemnity as may be required by them to save each of them harmless, then, in the absence of notice to the Company or the Trustee that such PR has been acquired by a bona fide purchaser, the Company shall execute and upon its written request the Trustee shall authenticate and deliver, in exchange for any such mutilated PR or in lieu of any such destroyed, lost or stolen PR, a new PR Certificate of like tenor and amount of PRs, bearing a number not contemporaneously outstanding.

   In case any such mutilated, destroyed, lost or stolen PR has become or is to become due and payable within 15 days, the Company in its discretion may, instead of issuing a new PR Certificate, pay such PR on the due date.

   Upon the issuance of any new PRs under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

   Every new PR issued pursuant to this Section in lieu of any destroyed, lost or stolen PR shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen PR shall be at any time enforceable by anyone, and shall be entitled to all benefits of this Agreement equally and proportionately with any and all other PRs duly issued hereunder.

   The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen PRs.

  Section 307. Presentation of PR Certificate.

   Payment of any amounts on the PRs (including issuance of any shares) shall be made only upon presentation by the Holder thereof at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, or the Corporate Trust Office and at any other office or agency maintained by the Company for such purpose.

  Section 308. Persons Deemed Owners.

   The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any PR is registered as the owner of such PR for the purpose of receiving payment on such PR and for all other purposes whatsoever, whether or not such PR be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

  Section 309. Cancellation.

   All PRs surrendered for payment shall, if surrendered to any Person other than the Trustee, be delivered to the Trustee and shall be promptly cancelled by it. The Company may at any time deliver to the Trustee for cancellation any PRs previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and all PRs so delivered shall be promptly cancelled by the Trustee. No PRs shall be authenticated in lieu of or in exchange for any PRs cancelled as provided in this Section, except as expressly permitted by this Agreement. All cancelled PRs held by the Trustee shall be disposed of as directed by a Company Order.

  Section 310. No Rights as Shareholder.

   The Holders, as such, shall not be entitled (i) to receive any dividends in respect of the Common Stock issuance to such Holder upon surrender of his PR Certificate or (ii) to vote or to receive notice of any meeting of the Company's shareholders or otherwise exercise any rights of or to receive any notice delivered to, holders of Common Stock until such Holder surrenders his PR Certificate. Upon the surrender of a PR Certificate in accordance with the provisions of the Agreement and the issuance of shares of Common Stock to which such Holder of such PR Certificate is entitled, each Holder shall be entitled to receive payment of all dividends per share of Common Stock payable to holders of Common Stock of the Company as of or after the date of such surrender.

                                  ARTICLE FOUR

                                  THE TRUSTEE

   The Company hereby appoints                     as Trustee of the Company in
respect with the PRs and the PR Certificates upon the terms and subject to the conditions set forth herein and tin the PR Certificates, and hereby accepts such appointment.

   At the Effective Time, the Company shall (i) deposit with the Trustee the Fund for the benefit of the Holders pursuant to Section 704 and (ii) provide the Trustee with a list of Holders pursuant to Section 501. The Trustee shall hold such Fund, and if the Current Market Value is less than or equal to the Breakpoint Amount on any applicable date shall distribute such Fund based on the list of Holders as set forth in Sections 704 and 501. If the Current Market Value is greater than the Breakpoint Amount on any applicable date, then the Company shall deliver to the Trustee on such date certificate(s) evidencing such number of shares of Common Stock to be issued to Holders pursuant Section 501.

  Section 401. Certain Duties and Responsibilities.

   (a) with respect to the Holders of PRs issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the PRs and after the curing or waiving of all Events of Default which may have occurred, undertakes to perform such duties and only such duties as are specifically set forth in this Agreement. In case an Event of Default with respect to the PRs has occurred (which has not been cured or waived), the Trustee shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

   (b) In the absence of bad faith on its part, prior to the occurrence of an Event of Default and after the curing or waiving of all such Events of Default which may have occurred, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Agreement; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Agreement.

   (c) No provision of this Agreement shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

     (1) this Subsection (c) shall not be construed to limit the effect of Subsections (a) and (b) of this Section;

     (2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

     (3) no provision of this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it; and

     (4) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders pursuant to Section 809 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Agreement.

   (d) Whether or not therein expressly so provided, every provision of this Agreement relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

  Section 402. Certain Rights of Trustee.

   The Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Trustee. Subject to the provisions of Trust Indenture Act Sections 315(a) through 315(d) and
Section 401 hereof:

     (a) the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

     (b) any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors may be sufficiently evidenced by a Board Resolution;

     (c) whenever in the administration of this Agreement the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer's Certificate;

     (d) the Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

     (e) the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Agreement at the request or direction of any of the Holders pursuant to this Agreement, unless such Holders shall have offered to the Trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

     (f) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document unless requested in writing to do so by the Holders of not less than a majority in aggregate number of the PRs then Outstanding; provided that, if the payment within a reasonable time to the Trustee of the reasonable costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Agreement, the Trustee may require reasonable indemnity against such expenses or liabilities as a condition to proceeding; the reasonable expenses of every such investigation shall be paid by the Company or, if paid by the Trustee or any predecessor Trustee, shall be repaid by the Company upon demand;

     (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

     (h) the permissive rights of the Trustee to do things enumerated in this Agreement shall not be construed as a duty and the Trustee shall be liable for its negligence, bad faith or willful misconduct;

     (i) the Trustee shall not be required to give any note or surety in respect of the execution of the said trusts and powers or otherwise in respect of the premises; and

     (j) except for (i) a default under Section 801(a) or (d) and (ii) any other event of which the Trustee has "actual knowledge," which event, with the giving of notice or the passage of time or both, would constitute an Event of Default, the Trustee shall not be deemed to have notice of any default or event unless specifically notified in writing of such event by the Company or the Holders of not less than 25% in aggregate number of PRs Outstanding; as used herein, the term "actual knowledge" means the actual fact or statement of knowing, without any duty to make any investigation without regard thereto.

   No provision of this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it. Notwithstanding anything contained herein, the Trustee may not satisfy any expenses incurred, fees owed or other amount due it from the Fund, but will look solely to the Company for such amounts.

   Section 403. Not Responsible for Recitals or Issuance of PRs.

   The recitals contained herein and in the PRs, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Agreement or of the PRs. The Trustee shall not be accountable for the use or application by the Company of PRs or the proceeds thereof.

   Section 404. May Hold PRs.

   The Trustee, any Paying Agent, or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of PRs, and, subject to Sections 407 and 412, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, or such other agent.

   Section 405. Money Held in Trust.

   Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law. The Trustee shall be under no liability for interest on any money received by it hereunder. The Company and the Trustee agree that the Fund shall be structured in such a fashion as to maximize the protection of funds contained therein against claims from and of the Company's creditors.

   Section 406. Compensation, Reimbursement and Indemnification of the Trustee.

   The Company agrees

     (a) to pay to the Trustee from time to time reasonable compensation for all services rendered by it hereunder (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

     (b) except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Agreement (including the reasonable compensation and the expenses and disbursements of its agents and counsel), except any such expense, disbursement or advance as may be attributable to its negligence or bad faith; and

     (c) to indemnify the Trustee for, and to hold it harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with the acceptance or administration of this trust, including the costs and expenses of defending itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder, including the enforcement of this
  Section 406. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. The Company shall defend the claim and the Trustee shall cooperate in the defense. The Company need not pay for any settlement made without its consent.

   When the Trustee incurs expenses or renders services after an Event of Default specified in Section 801(b) or 801(c) occurs, the reasonable expenses and the compensation for services (including the reasonable fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any bankruptcy law.

   Section 407. Disqualification; Conflicting Interests.

   The Trustee shall be subject to the provisions of Section 310(b) of the Trust Indenture Act during the period of time provided for therein. Nothing herein shall prevent the Trustee from filing with the Commission the application referred to in the penultimate paragraph of Section 310(b) of the Trust Indenture Act.

   Section 408. Corporate Trustee Required; Eligibility.

   There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States of America or of any State, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000, subject to supervision or examination by Federal or State authority and, to the extent there is such an institution eligible and willing to serve, having an office or agency in The City of New York. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of the aforesaid supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

   Section 409. Resignation and Removal; Appointment of Successor.

     (a) No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article shall become effective until the acceptance of appointment by the successor Trustee under Section 410.

     (b) The Trustee, or any trustee or trustees hereafter appointed, may resign at any time by giving written notice thereof to the Company. If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction for the appointment of a successor Trustee.

     (c) The Trustee may be removed at any time by (i) the Company, by a Board Resolution or (ii) an Act of the Holders of a majority of the Outstanding PRs, delivered to the Trustee and to the Company.

     (d) If at any time:

       (1) the Trustee shall fail to comply with Section 407 after written request therefor by the Company or by any Holder who is an original Holder of PRs or who has been a bona fide Holder of a PR for at least six months, or

       (2) the Trustee shall cease to be eligible under Section 408 and shall fail to resign after written request therefor by the Company or by any such Holder, or

       (3) the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any case, (i) the Company by a Board Resolution may remove the Trustee, or (ii) who is an original Holder of PRs or the Holder of any PR who has been a bona fide Holder of a PR for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

     (e) If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Board Resolution, shall promptly appoint a successor Trustee. If, within six months after such resignation, removal or incapability, or the occurrence of such vacancy, a successor Trustee shall be appointed by Act of the Holders of a majority of the

  Outstanding PRs delivered to the Company and the retiring Trustee, the successor Trustee so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 410, become the successor Trustee and supersede the successor Trustee appointed by the Company. If no successor Trustee shall have been so appointed by the Company or the Holders of the PRs and so accepted appointment, the Holder of any PR who has been a bona fide Holder for at least six months may on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

     (f) The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee by mailing written notice of such event by first-class mail, postage prepaid, to the Holders of PRs as their names and addresses appear in the Security Register. Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office. If the Company fails to send such notice within ten days after acceptance of appointment by a successor Trustee, the successor Trustee shall cause the notice to be mailed at the expense of the Company.

   Section 410. Acceptance of Appointment by Successor.

   Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee, and shall duly assign, transfer and deliver to such successor Trustee all property and money and copies of books and records held by such retiring Trustee hereunder. Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

   No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article.

   Section 411. Merger, Conversion, Consolidation or Succession to Business.

   Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such corporation shall be otherwise qualified and eligible under this Article, without the execution or filing of any paper or any further act on the part of any of the parties hereto. In case any PRs shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the PRs so authenticated with the same effect as if such successor Trustee had itself authenticated such PRs; and such certificate shall have the full force which it is anywhere in the PRs or in this Agreement provided that the certificate of the Trustee shall have; provided that the right to adopt the certificate of authentication of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

                                  ARTICLE FIVE

               HOLDERS' LISTS AND REPORTS BY TRUSTEE AND COMPANY

   Section 501. Company to Furnish Trustee Names and Addresses of Holders.

   The Company will furnish or cause to be furnished to the Trustee (a) semiannually, not later than [SIX MONTHS AFTER DATE OF PR] and [TWELVE MONTHS AFTER DATE OF PR], a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of [FIVE MONTHS 15 DAYS AFTER DATE OF PR] and [ELEVEN MONTHS 15 DAYS AFTER DATE OF PR], respectively, and (b) at such times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request, a list, in such form as the Trustee may reasonably require, of the names and the addresses of the Holders as of a date not more than 15 days prior to the time such list is furnished; provided, however, that, if and so long as the Trustee shall be the security registrar, no such list need be furnished.

   Section 502. Preservation of Information; Communications to Holders.

   (a) The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 501 and the names and addresses of Holders received by the Trustee in its capacity as security registrar. The Trustee may destroy any list furnished to it as provided in
Section 501 upon receipt of a new list so furnished.

   (b) If three or more Holders (hereinafter referred to as "applicants") apply in writing to the Trustee, and furnish to the Trustee reasonable proof that each such applicant has owned a PR for a period of at least six months preceding the date of such application, and such application states that the applicants desire to communicate with other Holders with respect to their rights under this Agreement or under the PRs and is accompanied by a copy of the form of proxy or other communication which such applicants propose to transmit, then the Trustee shall, within five Business Days after the receipt of such application at its election, either

     (1) afford such applicants access to the information preserved at the time by the Trustee in accordance with Section 502(a), or

     (2) inform such applicants as to the approximate number of Holders whose names and addresses appear in the information preserved at the time by the Trustee in accordance with Section 502(a), and as to the approximate cost of mailing to such Holders the form of proxy or other communication, if any, specified in such application.

   If the Trustee shall elect not to afford such applicants access to such information, the Trustee shall, upon the written request of such applicants, mail to each Holder whose name and address appear in the information preserved at the time by the Trustee in accordance with Section 502(a), a copy of the form of proxy or other communication which is specified in such request, with reasonable promptness after a tender to the Trustee of the material to be mailed and of payment, or provision for the payment, of the reasonable expenses of mailing, unless within five days after such tender, the Trustee shall mail to such applicants and file with the Commission, together with a copy of the material to be mailed, a written statement to the effect that, in the opinion of the Trustee, such mailing would be contrary to the best interests of the Holders or would be in violation of applicable law. Such written statement shall specify the basis of such opinion. If the Commission, after opportunity for a hearing upon the objections specified in the written statement so filed, shall enter an order refusing to sustain any of such objections or if, after the entry of an order sustaining one or more of such objections, the Commission shall find, after notice and opportunity for hearing, that all the objections so sustained have been met and shall enter an order so declaring, the Trustee shall mail copies of such material to all such Holders with reasonable promptness after the entry of such order and the renewal of such tender otherwise the Trustee shall be relieved of any obligation or duty to such applicants respecting their application.

   (c) Every Holder of PRs, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee shall be held accountable by reason of the disclosure of any such information as to the names and addresses of the Holders in accordance with Section 502(b), regardless of the source from which such information was derived, and that the Trustee shall not be held accountable by reason of mailing any material pursuant to a request made under Section 502(b).

   Section 503. Reports by Trustee.

   Within 60 days after [date selected by Trustee] of each year commencing with the [date selected by Trustee] occurring after the initial issuance of PRs hereunder, the Trustee shall transmit by mail to the Holders of PRs, in the manner and to the extent provided in Section 313(c) of the Trust Indenture Act, and to the Company a brief report dated as of such July 16 which satisfies the requirements of Section 313(a) of the Trust Indenture Act.

   Section 504. Reports by Company.

   The Company shall:

     (a) file with the Trustee, within 15 days after the Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to
  Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; and

     (b) file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Company with the conditions and covenants of this Agreement as may be required from time to time by such rules and regulations.

   The Trustee shall transmit by mail to all Holders, as their names and addresses appear in the Security Register, within 30 days after the filing thereof with the Trustee, such summaries of any information, documents and reports required to be filed by the Company pursuant to Subsections (a) and (b) of this Section as may be required by rules and regulations prescribed from time to time by the Commission.

                                  ARTICLE SIX

                                   AMENDMENTS

   Section 601. Amendments Without Consent of Holders.

   Without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may enter into one or more amendments hereto, in form satisfactory to the Trustee, for any of the following purposes:

     (a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the PRs any property or assets in addition to the Fund; or

     (b) to evidence the succession of another Person to the Company, and the assumption by any such successor of the covenants of the Company herein and in the PRs; or

     (c) to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as its Board of Directors and the Trustee shall consider to be for the protection of the Holders of PRs, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Agreement as herein set forth; provided that in respect of any such additional covenant, restriction, condition or provision such amendment may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default; or

     (d) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that in each case, such provisions shall not materially adversely affect the interests of the Holders.

   Section 602. Amendments with Consent of Holders.

   With the consent of the Holders of not less than a majority of the Outstanding PRs, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into one or more amendments hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Agreement or of modifying in any manner the rights of the Holders under this Agreement; provided, however, that no such amendment shall, without the consent of the Holder of each Outstanding PR affected thereby:

     (a) modify the definition of First Anniversary Payment Date, First Anniversary Payment, First Anniversary Stock, Breakpoint Amount, Disposition Payment Date, Default Payment Date, Current Market Value or Default Interest Rate or modify Sections 203 or 301(e) or reduce the amounts payable in respect of the PRs;

     (b) reduce the amount of the Outstanding PRs, the consent of whose Holders is required for any such amendment; or

     (c) modify any of the provisions of this Section, except to increase any such percentage or to provide that certain other provisions of this Agreement cannot be modified or waived without the consent of the Holder of each PR affected thereby.

   It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed amendment, but it shall be sufficient if such act shall approve the substance thereof.

   Promptly after the execution by the Company and the Trustee of any amendment pursuant to the provisions of this Section, the Company shall mail a notice thereof by first class mail to the Holders of PRs at their addresses as they shall appear on the Security Register, setting forth in general terms the substance of such amendment. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

   Section 603. Execution of Amendments.

   In executing any amendment permitted by this Article, the Trustee shall be entitled to receive, and (subject to Section 401) shall be fully protected in relying upon, an Opinion of Counsel stating that the execution of such amendment is authorized or permitted by this Agreement. The Trustee may, but shall not be obligated to, enter into any such amendment which affects the Trustee's own rights, duties or immunities under this Agreement or otherwise.

   Section 604. Effect of Amendments.

   Upon the execution of any amendment under this Article, this Agreement shall be modified in accordance therewith, and such amendment shall form a part of this Agreement for all purposes; and every Holder of PRs theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

   Section 605. Conformity with Trust Indenture Act.

   Every amendment executed pursuant to this Article shall conform to the requirements of the Trust Indenture Act as then in effect.

   Section 606. Reference in PRs to Amendments.

   PRs authenticated and delivered after the execution of any amendment pursuant to this Article may, and shall if required by the Trustee, bear a notation in form approved by the Trustee as to any matter provided for in such amendment. If the Company shall so determine, new PRs so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any such amendment may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding PRs.

                                 ARTICLE SEVEN

                                   COVENANTS

   Section 701. Payment of Amounts, if Any, to Holders.

   The Company will duly and punctually pay the cash amounts, or deliver shares of Common Stock, if any, in the manner provided for in Section 307 on the PRs in accordance with the terms of the PR Certificates and this Agreement, the payment of such cash amounts or issuance of such shares constituting debt obligations of the Company owing to the Holders.

   Section 702. Maintenance of Office or Agency.

   As long as any of the PRs remain Outstanding, the Company will maintain in the Borough of Manhattan, The City of New York, an office or agency where PRs may be presented or surrendered for payment. The Company also will maintain in the Borough of Manhattan, The City of New York, an office or agency where notices and demands to or upon the Company in respect of the PRs and this Agreement may be served. The Company hereby initially designates the office of
                          at                  as the office or agency of the
Company where PRs may be presented for payment, and the Corporate Trust Office as the office or agency where such notices or demands may be served, in each case, unless the Company shall designate and maintain some other office or agency for one or more of such purposes. The Company will give prompt written notice to the Trustee of any change in the location of any such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

   The Company may from time to time designate one or more other offices or agencies (in or outside of The City of New York) where the PRs may be presented or surrendered for any or all such purposes, and may from time to time rescind such designation; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligations as set forth in the preceding paragraph. The Company will give prompt written notice to the Trustee of any such designation or rescission and any change in the location of any such office or agency.

   Section 703. Money for PR Payments to Be Held in Trust.

   Whenever the Company shall have one or more Paying Agents for the PRs, it will, on or before the First Anniversary Payment Date, the Disposition Payment Date or the Default Payment Date, as the case may be, deposit with a Paying Agent to the extent not available in the Fund a sum in same day funds sufficient to pay the amount, if any, so becoming due, or the shares of Common Stock then issuable, such sum or shares to be held in trust by the Trustee for the benefit of the Persons entitled to such amount, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of such action or any failure so to act.

   The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that (A) such Paying Agent will hold all sums held by it for the payment of any amount payable on PRs in trust for the benefit of the Persons entitled thereto until such sums shall be paid to such Persons or otherwise disposed of as herein provided and (B) that it will give the Trustee notice of any failure by the Company (or by any other obligor on the PRs) to make any payment on the PRs when the same shall be due and payable.

   Any money (or securities) deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment on any PR and remaining unclaimed for one year after the First Anniversary Payment Date, the Disposition Payment Date or the Default Payment Date, as the case may be, shall be paid or delivered to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such PR shall thereafter, as an unsecured general creditor, look only to the Company for payment or delivery thereof and all liability of the Trustee or such Paying Agent with respect to such trust money (or securities of the Company) shall thereupon cease, but the Company will remain obligated (subject to applicable escheat laws) to pay the required amount or deliver the required Common Stock as the case may be if PRs are thereafter presented to it.

   Section 704. Fund; Investment of Moneys by Trustee.

   To secure payments due on the PRs, the Company has deposited with the
Trustee $             [insert amount of Cash Fund as determined under the
Merger Agreement] (the "Fund"). These amounts shall be held by the Trustee for the benefit of the Holders in trust and applied by the Trustee to the making of all cash payments due on the PRs. The Company and the Trustee agree that the deposit of the Fund with the Trustee constitutes a transfer of the Fund from the Company to the Trustee to be held in trust for the benefit of the Holders. Further, the Company hereby agrees that, subject only to the immediately following sentence, upon the execution of this Agreement by the Trustee, the Trustee will, without any further act of the Company, become the owner of and be indefeasibly and irrevocably vested with the Fund in trust for the benefit of the Holders on the terms and subject to the conditions of this Agreement.

   Pending application of the monies as described above, such monies held by the Trustee as part of the Fund shall, upon Company Request and as stated therein, be invested or reinvested by the Trustee until required to be paid out by the Trustee as provided in this Agreement, in any one or more of the following (herein called "Permitted Investments"):

     (1) obligations of or guaranteed by the United States of America or any agency thereof for which the full faith and credit of the obligor shall be pledged and which shall mature (except in the case of obligations guaranteed by REA) not more than one year after the purchase thereof;

     (2) obligations of any state or municipality, or subdivision or agency of either thereof, which shall mature not more than one year after the purchase thereof and are rated AA (or equivalent) or better by at least two nationally recognized statistical rating organizations or having a comparable rating in the event of any future change in the rating system of such agencies;

     (3) certificates of deposit issued by, or time deposits of, any bank or trust company (including the Trustee) organized under the laws of the United States of America or any State thereof having capital and surplus of not less than $500,000,000 (determined from its most recent report of condition, if it publishes such reports at least annually pursuant to law or the requirements of Federal or State examining or supervisory authority) and maturing not more than one year after the purchase thereof, or repurchase obligations entered into with any such institution;

     (4) commercial paper of bank holding companies or of other issuers (excluding the Company) generally rated in the highest category by at least two nationally recognized statistical rating organizations and maturing not more than one year after the purchase thereof; and

     (5) money market funds at least 95% of the assets of which are investments of the type described in clauses (1)-(4) above.

Unless an Event of Default shall have occurred and be continuing, any interest received by the Trustee on any such investments which shall exceed the amount of accrued interest, if any, paid by the Trustee on the purchase thereof, and any such profit which may be realized from any sale, redemption or maturity of each investments, shall be paid to the Company. In case the net proceeds realized upon any sale, redemption or maturity shall amount to less than the purchase price paid by the Trustee in the purchase of the investments so sold, the Trustee shall notify the Company in writing thereof, and the Company shall pay to the Trustee the amount of the difference between such purchase price and the amount so realized within three Business Days, and the amount so paid shall be held by the Trustee in like manner and subject to the same conditions as the proceeds realized upon such sale. Such investments shall be held by the Trustee as a part of the Fund, but upon the Company Request the Trustee shall sell all or any designated part of the same, and the proceeds of such sale shall be held by the Trustee subject to the same provisions hereof as the cash used by it to purchase the investments so sold. The Company will reimburse the Trustee for any brokerage commissions or other expenses incurred by the Trustee in connection with the purchase or sale of such investments. The Trustee may aggregate such costs and expenses of and such receipts from such investments on a monthly basis (or such other periodic basis as the Company and the Trustee may agree in writing from time to time) so as to net each against the other during such period and pay to the Company amounts due to it or notify the Company of amounts due from it on a net basis for such period. Upon payment of all Outstanding PRs out of the Fund or through issuance of Common Stock, or as otherwise provided herein, any amounts remaining therein will be paid to the Company.

   The Company may at any time deliver a statement signed by a Company officer showing in good faith that the amounts held in the Fund exceed the maximum First Anniversary Payment, in which event and in the absence of any Event of Default the Company may withdraw cash or investments so held in the amount of the excess.

                                 ARTICLE EIGHT

                      REMEDIES OF THE TRUSTEE AND HOLDERS
                              ON EVENT OF DEFAULT

   Section 801. Event of Default Defined; Acceleration of Maturity; Waiver of Default.

   "Event of Default," with respect to PRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     (a) default in the payment of all or any part of the cash amounts payable in respect of any of the PRs as and when the same shall become due and payable;

     (b) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the Company in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or appointing a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for substantially all of its property or ordering the winding up or liquidation of its affairs, and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

     (c) the Company shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, or consent to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar official) of the Company or for substantially all of its property, or make any general assignment for the benefit of creditors; or.

     (d) default in the issuance and delivery to the Holders of all or part of the First Anniversary Stock (which must be listed on each securities exchange or market on which the Common Stock is listed prior to the issuance and delivery thereof) as and when the same shall become issuable and deliverable.

If an Event of Default described above occurs and is continuing, then, and in each and every such case, unless all of the PRs shall have already become due and payable, either the Trustee or the Holders of not less than 25% of the PRs then Outstanding hereunder by notice in writing to the Company (and to the Trustee if given by the Holders) may declare the PRs to be due and payable immediately, and upon any such declaration the Default Amount shall become immediately due and payable from the Fund and, to the extent that sufficient cash is not available in the Fund to make payment of the full Default Amount (plus the Default Interest Rate) to all Holders, then the Trustee shall notify the Company under Section 703, obtain such shortfall amount, and distribute the full Default Amount (plus such additional amounts as arise out of application of the Default Interest Rate) to the Holders (provided, that to the extent that the Company does not immediately fulfill its obligations under Section 703, then the Trustee shall pay and distribute on a pro rata basis to the Holders all cash in the Fund, with the balance to be paid and distributed as soon as possible thereafter). The Default Amount shall thereafter bear interest at the Default Interest Rate until payment is made or duly provided for the benefit of the Holders.

   The foregoing provisions, however, are subject to the condition that if, at any time after the PRs shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay all amounts which shall have become due otherwise than by acceleration (with interest upon such overdue amount at the Default Interest Rate to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and all advances made, by the Trustee except as a result of negligence or bad faith, and if any and all Events of Default under this Agreement, other than the nonpayment of the amounts which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Holders of a majority of all the PRs then Outstanding, by written notice to the Company and to the Trustee, may waive all defaults with respect to the PRs and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereof.

   Section 802. Collection of Indebtedness by Trustee; Trustee May Prove Debt.

   The Company covenants that in case default shall be made in the payment of all or any part of the PRs when the same shall have become due and payable, whether at the First Anniversary Date, the Disposition Payment Date, the Default Payment Date or otherwise, then upon demand of the Trustee, the Company will pay to the Trustee for the benefit of the Holders of the PRs the whole amount that then shall have become due and payable on all PRs (with interest from the date due and payable to the date of such payment upon the overdue amount at the Default Interest Rate); and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of its negligence or bad faith.

   In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Company or other obligor upon such PRs and collect in the manner provided by law out of the property of the Company or other obligor upon such PRs, wherever situated, the moneys adjudged or decreed to be payable.

   In case there shall be pending proceedings relative to the Company or any other obligor upon the PRs under Title 11 of the United States Code or any other applicable Federal or State bankruptcy, insolvency or other similar law of Canada or any province thereof or of any other applicable jurisdiction, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Company or its property or such other obligor, or in case of any other judicial proceedings relative to the Company or other obligor upon the PRs, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the cash payment on any PRs shall then be due and payable as therein expressed or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section, shall be entitled and empowered, by intervention in such proceedings or otherwise:

     (a) to file and prove a claim or claims for the whole amount owing and unpaid in respect of the PRs, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Holders allowed in any judicial proceedings relative to the Company or other obligor upon the PRs, or to the creditors or property of the Company or such other obligor;

     (b) unless prohibited by applicable law and regulations, to vote on behalf of the Holders in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or person performing similar functions in comparable proceedings; and

     (c) to collect and receive any moneys or other property payable or deliverable on any such claims, and to promptly distribute the Fund and all amounts receivable with respect to the claims of the Holders and of the Trustee on their behalf and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Holders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Holders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith and all other amounts due to the Trustee or any predecessor Trustee pursuant to Section 406.

   Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the PRs or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

   All rights of action and of asserting claims under this Agreement, or under any of the PRs, may be enforced by the Trustee without the possession of any of the PRs or the production thereof on any trial or other proceedings relative thereto, and any such action or proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the Holders.

   In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Agreement to which the Trustee shall be a party) the Trustee shall be held to represent all the Holders, and it shall not be necessary to make any Holders of such PRs parties to any such proceedings.

   Section 803. Application of Proceeds.

   Any monies (including PRs of the Company) collected by the Trustee pursuant to this Article in respect of any PRs shall be applied in the following order at the date or dates fixed by the Trustee upon presentation of the several PRs in respect of which monies (including PRs of the Company) have been collected and stamping (or otherwise noting) thereon the payment in exchange for the presented PRs if only partially paid or upon surrender thereof if fully paid:

     FIRST: To the payment of costs and expenses in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith, and all other amounts due to the Trustee or any predecessor Trustee pursuant to Section 406;

     SECOND: To the payment of the whole amount then owing and unpaid upon all the PRs, with interest at the Default Interest Rate on all such amounts, and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the PRs, then to the payment of such amounts without preference or priority of any PR over any other PR, ratably to the aggregate of such amounts due and payable; and

     THIRD: To the payment of the remainder, if any, to the Company or any other person lawfully entitled thereto.

   Section 804. Suits for Enforcement.

   In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Agreement or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right vested in the Trustee by this Agreement or by law.

   Section 805. Restoration of Rights on Abandonment of Proceedings.

   In case the Trustee shall have proceeded to enforce any right under this Agreement and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee, then and in every such case the Company and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the Holders shall continue as though no such proceedings had been taken.

   Section 806. Limitations on Suits by Holders.

   No Holder of any PR shall have any right by virtue or by availing itself of any provision of this Agreement to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Agreement, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof as hereinbefore provided, and unless also the Holders of not less than 25% of the PRs then Outstanding shall have made written request upon the Trustee to institute such action or proceedings in its own name as trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 809; it being understood and intended, and being expressly covenanted by the taker and Holder of every PR with every other taker and Holder and the Trustee, that no one or more Holders of PRs shall have any right in any manner whatever by virtue or by availing itself or themselves of any provision of this Agreement to effect, disturb or prejudice the rights of any other such Holder of PRs, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this Agreement, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of PRs. For the protection and enforcement of the provisions of this Section, each and every Holder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

   Section 807. Unconditional Right of Holders to Institute Certain Suits.

   Notwithstanding any other provision in this Agreement and any provision of any PR, the right of any Holder of any PR to receive payment of the amounts payable or shares issuable in respect of such PR on or after the respective due dates expressed in such PR, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

   Section 808. Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default.

   Except as provided in Section 806, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

   No delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and, subject to
Section 806, every power and remedy given by this Agreement or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

   Section 809. Control by Holders.

   The Holders of a majority of the PRs at the time Outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the PRs by this Agreement; provided that such direction shall not be otherwise than in accordance with law and the provisions of this Agreement; and provided further that (subject to the provisions of Section 401) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a trust committee of directors or Responsible Officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the PRs not joining in the giving of said direction, it being understood that (subject to Section 401) the Trustee shall have no duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders.

   Nothing in this Agreement shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Holders.

   Section 810. Waiver of Past Defaults.

   In the case of a default or an Event of Default specified in clause (b) or
(c) of Section 801, the Holders of PRs of a majority of all the PRs then Outstanding may waive any such default or Event of Default, and its consequences, except a default in respect of a covenant or provisions hereof which cannot be modified or amended without the consent of the Holder of each PR affected. In the case of any such waiver, the Company, the Trustee and the Holders of the PRs shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

   Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this Agreement; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

   Section 811. Trustee to Give Notice of Default, but May Withhold in Certain Circumstances.

   The Trustee shall transmit to the Holders, as the names and addresses of such Holders appear on the Security Register, notice by mail of all defaults which have occurred, such notice to be transmitted within 90 days after the occurrence thereof unless such defaults shall have been cured before the giving of such notice (the term "default" or "defaults" for the purposes of this Section being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default); provided that, except in the case of default in the payment of the amounts payable in respect of any of the PRs, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in reasonable good faith determines that the withholding of such notice is in the interests of the Holders.

   Section 812. Right of Court to Require Filing of Undertaking to Pay Costs.

   All parties to this Agreement agree, and each Holder of any PR by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Agreement or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the reasonable costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees, against any party litigant in such suit, having due regard to the merits and good faith or the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Holder or group of Holders holding in the aggregate more than 10% of the PRs Outstanding or to any suit instituted by any Holder for the enforcement of the payment of any PR on or after the due date expressed in such PR.

                                  ARTICLE NINE

                   CONSOLIDATION, MERGER, SALE OR CONVEYANCE

   Section 901. Company May Consolidate, Etc.

   Without limiting the effect of provisions in the PRs relating to Dispositions, the Company shall not consolidate with or amalgamate with or enter into an arrangement with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, unless:

     (1) in case the Company shall consolidate with, amalgamate with or enter into an arrangement with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any person, the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of the Company substantially as an entirety (the "Surviving Person") shall be a corporation, partnership or trust organized and existing under the laws of Canada or of the United States of America, any state or province thereof or the District of Columbia and shall expressly assume payment of amounts on all the PRs and the performance of every covenant of this Agreement on the part of the Company to be performed or observed;

     (2) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Surviving Person, the Company or any Subsidiary as a result of such transaction as having been incurred by the Surviving Person, the Company or such Subsidiary at the time of such transaction, no Event of Default shall have happened and be continuing; and

     (3) the Company has delivered to the Trustee an Officer's Certificate, stating that such consolidation, merger, conveyance, transfer or lease complies with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

   Section 902. Successor Substituted.

   Upon any consolidation of or merger by the Company with or into any other Person, or any conveyance, transfer or lease of the properties and assets substantially as an entirety to any Person in accordance with Section 901, the Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Agreement with the same effect as if the Surviving Person had been named as the Company herein, and thereafter, except in the case of a lease, the predecessor corporation shall be relieved of all obligations and covenants under this Agreement and the PRs.

   Section 903. Opinion of Counsel to Trustee.

   The Trustee, subject to the provisions of Sections 401 and 402, may receive an Opinion of Counsel, prepared in accordance with Sections 103 and 104, as conclusive evidence that any such consolidation, merger, sale, lease or conveyance, and any such assumption, and any such liquidation or dissolution, complies with the applicable provisions of this Agreement.

                                 * * * * * * *

   This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

   IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, and their respective corporate seals to be hereunto affixed and attested, all as of the day and year first above written.

                                          Corel Corporation


                                          By: _________________________________
                                            Title:

Attest: ________________________________
   Title:

                                          Bank Of New York



                                          By: _________________________________
                                            Title:

Attest: ________________________________
   Title:

                                                                         ANNEX C

                       FORM OF PROXY AND VOTING AGREEMENT

   PROXY AND VOTING AGREEMENT, dated as of July   , 2001 (this "Agreement"),
among Corel Corporation, a Canadian corporation ("Corel"), Calgary I Acquisition Corp., a Delaware corporation ("Sub"), Micrografx, Inc., a Texas corporation ("Micrografx"), and the individual shareholders of Micrografx listed on Schedule A hereto (collectively, the "Principals"). As used in this Agreement, the term "Principal" means, with respect to each person listed on Schedule A hereto, such person.

   Corel, Sub and Micrografx are parties to a Merger Agreement dated July   ,
2001 (the "Merger Agreement"; capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement), pursuant to which Micrografx would be merged with and into Sub.

   WHEREAS, each Principal is the record holder and/or beneficial owner (as defined in rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")) of such number of shares of Micrografx's outstanding Common Stock or Micrografx's outstanding Series A Preferred Stock ("Micrografx Stock") and securities convertible into Micrografx Stock as indicated on Schedule A, which Schedule A sets forth the nature of such ownership.

   WHEREAS, Micrografx and Sub are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by the Principals;

   NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

   Section 1. Representations and Warranties. Each Principal represents and warrants to Corel and Sub that:

     (a) Each Principal owns, beneficially and/or of record, as of the date hereof, the number of shares of Micrografx Stock or securities convertible into Micrografx Stock set forth next to his name in Schedule A hereto (collectively, the "Shares"), subject to no rights of others and free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Principal's voting rights, charges and other encumbrances of any nature whatsoever other than those imposed by federal and state securities laws. On the date hereof, the Shares constitute all of the shares of Micrografx Stock or securities convertible into Micrografx Stock owned, beneficially and/or of record, by each such Principal, other than shares of Micrografx Stock of which Principal currently disclaims beneficial ownership in accordance with applicable law. Principal's right to vote or dispose of the Shares owned, beneficially and/or of record, by such Principal is not subject to any voting trust, voting agreement, voting arrangement or proxy and such Principal has not entered into any contract, option or other arrangement or undertaking with respect thereto.

     (b) Each Principal has the legal capacity to execute, deliver and perform this Agreement and the Proxy (as defined in Section 2(c) below). This Agreement constitutes a valid and binding obligation of each Principal enforceable against such Principal in accordance with its terms. If such Principal is an individual married and the Shares constitute community property under applicable law, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, the Principal's spouse enforceable against such spouse in accordance with its terms. If such Principal is a person other than an individual, such Principal has full power and authority to make, enter into and carry out the terms of this Agreement and Proxy.

     (c) The execution, delivery and performance by each Principal of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) result in any breach or violation of or be in conflict with or constitute a default under the terms of any law, order, regulation or agreement or arrangement to which he is a party or by which he is bound,
  (ii) require any filing with or authorization by any governmental entity, or (iii) require any consent or other action by any person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which he is entitled under any provision of any agreement or other instrument binding on him.

     (d) Each Principal does not beneficially own any Shares of Corel Common Stock.

   Section 2. Voting Agreement. (a) Until the Expiration Date (as defined in
Section 2(c) below), no Principal will assign, sell, pledge, hypothecate or otherwise transfer or dispose of any of the shares of Micrografx Stock owned of record and/or beneficially owned by such Principal, or any other securities of Micrografx with respect to which he otherwise has the right to vote, or any interest therein, deposit any of such shares or securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy with respect thereto (except as contemplated by this Agreement and the Proxy) or enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect transfer or disposition of any of the shares of Micrografx Stock. In the case of any transfer by operation of law, this Agreement shall be binding upon the transferee.

     (b) Each Principal will, with respect to those shares of Micrografx Stock or other securities of Micrografx that such Principal either owns for voting at the Micrografx Shareholders Meeting to be held for the purpose of voting on the adoption of the Merger Agreement or for granting any written consent in connection with the solicitation of written consents in lieu of such a meeting or with respect to which such Principal otherwise controls the vote, vote or cause to be voted such shares (or execute written consents with respect to such shares) (i) to approve the Merger Agreement and the transactions contemplated thereby, (ii) against any Alternative Proposal and (iii) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement.

     (c) Each Principal acknowledges that concurrently with the execution of this Agreement, such Principal has executed and delivered to Corel an Irrevocable Proxy, pursuant to Section 2.29 of the Texas Business Corporation Act, coupled with an interest, the form of which is attached hereto as Exhibit A (the "Proxy"), so as to vote such shares set forth therein in accordance with this Section 2 and each Principal hereby grants to Corel such irrevocable proxy. The terms of this proxy shall expire upon approval by the requisite vote of Micrografx's Shareholders at the Micrografx Shareholders Meeting or at any adjournment thereof of the adoption of the Merger Agreement or upon the earlier termination of the Merger Agreement in accordance with the provisions thereof (the "Expiration Date").

     (d) The Principals, Corel and Micrografx shall use commercially reasonable efforts to cause the agreements in this Section 2 to be appropriately disclosed in filings with the SEC, including the Registration Statement referred to in the Merger Agreement.

     (e) Principal agrees that any shares of Micrografx Stock that Principal purchases or with respect to which Principal otherwise acquires beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement and prior to the Expiration Date shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Micrografx Stock.

   Section 3. No Solicitation. Prior to the Closing Date, no Principal shall, and each Principal shall use best efforts to cause such Principal's affiliates and Representatives not to, (i) initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Alternative Proposal, or engage in any negotiations concerning, or provide any confidential information or otherwise facilitate any effort or attempt to make or implement, any Alternative Proposal or (ii) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Micrografx with respect to an Alternative Proposal. The Principals will promptly notify Corel and Micrografx if any such inquiries, proposals or offers are received by, any such information is requested from, or any such negotiations are sought to be initiated or continued with, such Principal or any of such Persons.

   Section 4. Binding Effect. All covenants, representations, warranties and other stipulations in this Agreement and other documents referred to herein, given by or on behalf of any of the parties hereto, shall bind and inure to the benefit of the respective successors, heirs, personal representatives and assigns of the parties hereto.

   Section 5. Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior arrangements or understandings with respect hereto.

   Section 6. Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument and shall be deemed to have been duly given when delivered in person, by telecopy, by nationally-recognized overnight courier, or by first class registered or certified mail, postage prepaid, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by the addressee to the addressor at the address and telecopier numbers set forth in the Merger Agreement, with respect to Corel, Sub and Micrografx, and at the addresses and telecopier numbers set forth in Schedule A for the Principals. All such notices, requests, consents and other communications shall be deemed to have been delivered when received.

   Section 7. Modifications; Amendments; Waivers. The terms and provisions of this Agreement may not be modified or amended, nor any provision hereof waived, except pursuant to a writing signed by the parties hereto (including their assigns). No waiver by any party of any term of this Agreement in any one or more instances shall be deemed or construed as a waiver of such term on any future occasion.

   Section 8. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

   Section 9. Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

   Section 10. Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

   Section 11. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without giving effect to principles governing conflicts of laws.

   Section 12. Specific Performance: Remedies. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. Except as otherwise expressly provided for herein, no remedy conferred by any of the specific provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now or hereafter existing at law or in equity or by statute or otherwise. The election of any one or more remedies by any party hereto shall not constitute a waiver by any such party of the right to pursue any other available remedies, including specific performance and injunctive relief.

   Section 13. Consent to Jurisdiction; Service of Process. Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the District of Delaware or any court of the State of Delaware located in the County of New Castle, for the purpose of any action or proceeding arising out of or relating to this Agreement and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding shall be heard and determined exclusively in any Delaware state or federal court. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party. Nothing in this Section 13 shall affect the right of any party to serve legal process in any other manner permitted by law.

   Section 14. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

   Section 15. Further Assurances. Each party covenants and agrees to execute and deliver any additional documents or take such further actions as may reasonably be requested by another party to effect the purposes of this Agreement.

   Section 16. Termination. This Agreement and the Proxy delivered in connection herewith shall terminate and have no further force or effect as of the Expiration Date.

                      [Signature Page Immediately Follows]

   IN WITNESS WHEREOF, the parties hereto have executed this Proxy and Voting Agreement on the date first written above.

                                          Corel Corporation


                                          By:__________________________________
                                            Name
                                            Title

                                          Calgary I Acquisition Corp.


                                          By:__________________________________
                                            Name:
                                            Title:

                                          Micrografx, Inc.


                                          By:__________________________________
                                            Name:
                                            Title:

                                          Principal:


                                          By:__________________________________
                                            Name:
                                            Title:


                                          By:__________________________________
                                            Name:
                                            Title:


                                          By:__________________________________
                                            Name:
                                            Title:

                                                                      Schedule A

                                       Number of
                    Number of          Micrografx          Amount of
                    Micrografx          Series A          Micrografx
Name of Record        Common           Preferred          Convertible         Options/
    Owner             Stock              Stock               notes            Warrants
--------------      ----------         ----------         -----------         --------

                                    ANNEX C

                               IRREVOCABLE PROXY

   Each of the undersigned shareholders of Micrografx, Inc., a Texas corporation ("Micrografx"), hereby irrevocably (to the fullest extent provided by law, but subject to automatic termination and revocation as provided below) appoints Corel Corporation, a Canadian corporation ("Corel"), or any designee of Corel, the attorney and proxy of the undersigned, with full power of substitution and resubstitution, to the full extent of each of the undersigned's rights with respect to the shares of capital stock of Micrografx owned beneficially or of record by the undersigned, which shares are listed in
Schedule A to the Proxy and Voting Agreement dated as of July   , 2001, among
Corel, Calgary I Acquisition Corp., Micrografx and the individual stockholders listed on Schedule A thereto, as the same may be amended from time to time (the "Proxy and Voting Agreement", capitalized terms not otherwise defined herein being used herein as therein defined), and any and all other shares or securities of Micrografx issued or issuable with respect thereof or otherwise acquired by the undersigned shareholders on or after the date hereof, until the termination date specified in the Proxy and Voting Agreement (the "Shares"). Upon the execution hereof, all prior proxies given by the undersigned with respect to the Shares are hereby revoked and no subsequent proxies will be given as to the matters covered hereby prior to the earlier of the date of termination of the Proxy and Voting Agreement pursuant to Section 16 thereof (the "Termination Date") and the Closing Date of the Merger Agreement (such earlier date being hereinafter referred to as the "Proxy Termination Date"). This proxy is irrevocable (to the fullest extent provided by law, but subject to automatic termination and revocation as provided below), coupled with an interest, and is granted in connection with the Proxy and Voting Agreement, and is granted in consideration of the undersigned shareholders entering into the Merger Agreement referred to therein.

   The attorney and proxy named above will be empowered at any time prior to the Proxy Termination Date to exercise all voting and other rights with respect to the Shares (including, without limitation, the power to execute and deliver written consents with respect to the Shares) of the undersigned at every annual, special or adjourned meeting of shareholders of Micrografx held prior to the Proxy Termination Date and in connection with every solicitation of written consents in lieu of such a meeting prior to the Proxy Termination Date, or otherwise, to the extent that any of the following matters is considered and voted on at any such meeting or in connection with any such consent solicitation: (i) approval of the Merger Agreement, the execution and delivery by Micrografx of the Merger Agreement and the approval of the terms thereof and each of the further actions contemplated by the Merger Agreement, and any actions required in furtherance thereof; (ii) against any action, any failure to act, or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Micrografx or the undersigned under the Merger Agreement or the Proxy and Voting Agreement (before giving effect to any materiality or similar qualifications contained therein); (iii) against any Alternative Proposal and
(iv) in favor of any other matter necessary for the consummation of the transactions contemplated by the Merger Agreement.

   The attorney and proxy named above may only exercise this proxy to vote the Shares subject hereto in accordance with the preceding paragraph, and may not exercise this proxy in respect of any other matter. The undersigned may vote the Shares (or grant one or more proxies to vote the Shares) on all other matters.

   Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned shareholders.

   This proxy is irrevocable and coupled with an interest, but shall automatically terminate and be revoked and be of no further force and effect on and after the Proxy Termination Date.

   This proxy is governed by and construed in accordance with the laws of the State of Delaware.

   Dated: July   , 2001

                                          By:
                                          Name:
                                          Title:
                                          Number of Series A Preferred Stock: _
                                          Number of Common Shares: ____________
                                          Record Holder(s): ___________________
                                          _____________________________________

                                          By:
                                          Name:
                                          Title:
                                          Number of Series A Preferred Stock: _
                                          Number of Common Shares: ____________
                                          Record Holder(s): ___________________
                                          _____________________________________

                                          By:
                                          Name:
                                          Title:
                                          Number of Series A Preferred Stock: _
                                          Number of Common Shares: ____________
                                          Record Holder(s): ___________________
                                          _____________________________________

                                                                         ANNEX D

                         [Alliant Partners Letterhead]

July 16, 2001

Board of Directors
Micrografx, Inc.
8144 Walnut Hill Lane, Suite 1050
Dallas, TX 75231

Gentlemen:

   You have requested our opinion as to the fairness, from a financial point of view, to the shareholders of Micrografx, Inc. ("Micrografx" or the "Company") of the consideration to be received in the acquisition (the "Acquisition") of Micrografx by Corel Corporation ("Corel"). As contemplated in the Merger Agreement (the "Agreement") dated July 16, 2001, Micrografx shareholders will be provided a total consideration of no less than approximately $31.1 million. The form of the consideration provided will be determined by comparing the average Corel share price for the ten trading days prior to closing the transaction (the "Closing Share Price") with a stipulated Corel share price of $2.90 (the "Signing Share Price"). Should the Closing Share Price be less than the Signing Share Price, Corel, at its' sole discretion may pay approximately $31.1 million in cash in exchange for all of the outstanding common stock and preferred stock of Micrografx. Should Corel not exercise this option, or should the Closing Share Price be higher than the Signing Share Price, the purchase price will be increased by at least 3% to $32.03 million, payable as follows:

  (1) 50% of the consideration, approximately $16.02 million, will be payable in freely tradeable Corel common shares at Closing, or approximately $1.01 per Micrografx share. Additionally, one Participation Right (a "PR") would be issued at closing for each Micrografx share.

  (2) The nontransferable PR's would entitle the holders one year following closing to receive additional consideration, with the exchange ratio calculation and form of consideration dependent on the Corel share price at that time.

      a. If the Corel share price one year after closing (based on a 20 day trading average) is less than or equal to the Corel Closing Share Price, Micrografx shareholders will receive approximately $16.02 million cash consideration, or approximately $1.01 per each.

      b. If the Corel share price one year after Closing (based on a 20 trading day average) is greater than the Corel Closing Share Price, Micrografx shareholders will receive consideration in freely tradeable Corel common shares equal to approximately $16.02 million (or $1.01 per share) plus 18% of the appreciation in Corel's share price over the Closing Share Price.

To account for the one year delay on 50% of the minimum consideration, a liquidity discount of 6.56% (current federal funds rate) has been applied to 50% of the minimum consideration, yielding a total consideration to be received by Micrografx shareholders valued at no less than $31.05 million as of today's date.

   For purposes of the opinion set forth herein, we have:

  (a) Reviewed certain internal financial statements and other financial and operating data prepared by the management of Micrografx;

  (b) Reviewed public financial statements and other information concerning Micrografx and Corel;

Board of Directors                                                        Page 2
Micrografx, Inc.                                                   July 16, 2001

  (c) Discussed the past and current operations and financial condition of Micrografx with senior executives of Micrografx;

  (d) Discussed with the senior management of Micrografx the strategic objectives of the Acquisition and the strategic alternatives available to Micrografx;

  (e) Discussed with the senior management of Corel the strategic objectives of the Acquisition;

  (f) Compared the financial performance of Micrografx with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

  (g) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

  (h) Performed a discounted cash flow analysis of Micrografx based on financial guidance provided by Micrografx management;

  (i) Assessed Micrografx's relative contribution to the combined entity based on current financial performance;

  (j) Reviewed the Agreement and certain related documents and discussed the proposed terms of the transaction with managements of both Micrografx and Corel; and

  (k) Performed such other analyses and considered such other factors as we have deemed appropriate.

   We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. The Micrografx financial and other information reviewed by Alliant Partners in connection with the rendering of this opinion was limited to publicly available information, information provided by Micrografx's senior management regarding Micrografx's financial condition and future prospects, the strategic objectives of the Acquisition as well as the strategic alternatives available to Micrografx. In addition, we have assumed that the Acquisition will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of Micrografx, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

   Our opinion addresses only the fairness of the transaction, from a financial point of view, to the stockholders of Micrografx, and we do not express any views on any other terms of the Agreement or the business and strategic bases underlying the Agreement.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the total consideration to be received by the Micrografx stockholders pursuant to the Agreement is fair, from a financial point of view, to the Micrografx stockholders.

Very truly yours,

/s/

Alliant Partners

                                                                         ANNEX E

       ARTICLES 5.11, 5.12 AND 5.13 OF THE TEXAS BUSINESS CORPORATION ACT

Art. 5.11. Rights of Dissenting Shareholders in the Event of Certain Corporate Actions

A. Any shareholder of a domestic corporation shall have the right to dissent from any of the following corporate actions:

   (1) Any plan of merger to which the corporation is a party if shareholder approval is required by Article 5.03 or 5.16 of this Act and the shareholder holds shares of a class or series that was entitled to vote thereon as a class or otherwise;

   (2) Any sale, lease, exchange or other disposition (not including any pledge, mortgage, deed of trust or trust indenture unless otherwise provided in the articles of incorporation) of all, or substantially all, the property and assets, with or without good will, of a corporation if special authorization of the shareholders is required by this Act and the shareholders hold shares of a class or series that was entitled to vote thereon as a class or otherwise;

   (3) Any plan of exchange pursuant to Article 5.02 of this Act in which the shares of the corporation of the class or series held by the shareholder are to be acquired.

B. Notwithstanding the provisions of Section A of this Article, a shareholder shall not have the right to dissent from any plan of merger in which there is a single surviving or new domestic or foreign corporation, or from any plan of exchange, if:

   (1) the shares held by the shareholder are part of a class or series, shares of which are on the record date fixed to determine the shareholders entitled to vote on the plan of merger or plan of exchange:

     (a) listed on a national securities exchange;

     (b) listed on the Nasdaq Stock Market (or successor quotation system) or designated as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

     (c) held of record by not less than 2,000 holders;

   (2) the shareholder is not required by the terms of the plan of merger or plan of exchange to accept for the shareholder's shares any consideration that is different than the consideration (other than cash in lieu of fractional shares that the shareholder would otherwise be entitled to receive) to be provided to any other holder of shares of the same class or series of shares held by such shareholder and

   (3) the shareholder is not required by the terms of the plan of merger or the plan of exchange to accept for the shareholder's shares any consideration other than:

     (a) shares of a domestic or foreign corporation that, immediately after the effective time of the merger or exchange, will be part of a class or series, shares of which are:

        (i) listed, or authorized for listing on official notice of issuance, on a national securities exchange;

         (ii) approved for quotation as a national market security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or successor entity; or

          (iii) held of record by not less than 2,000 holders;

     (b) cash in lieu of fractional shares otherwise entitled to be received;
  or

     (c) any combination of the securities and cash described in Subdivisions
  (a) and (b) of this subsection.

Art. 5.12. Procedure for Dissent by Shareholders as to Said Corporate Actions

A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

   (1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten
(10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

     (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the date the action is effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

   (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty
(60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, on the surrender of the certificates duly endorsed.

   (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety
(90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares or in the corporation.

   B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made on the corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

   C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares on such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

   D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs shall be allotted between the parties in the manner that the court determines to be fair and equitable.

   E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

   F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign, that are parties to the merger.

   G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action.

Art. 5.13. Provisions Affecting Remedies of Dissenting Shareholders

   A. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act shall not thereafter be entitled to vote or exercise any other rights of a shareholder except the right to receive payment for his shares pursuant to the provisions of those articles and the right to maintain an appropriate action to obtain relief on the ground that the corporate action would be or was fraudulent, and the respective shares for which payment has been demanded shall not thereafter be considered outstanding for the purposes of any subsequent vote of shareholders.

   B. Upon receiving a demand for payment from any dissenting shareholder, the corporation shall make an appropriate notation thereof in its shareholder records. Within twenty (20) days after demanding payment for his shares in accordance with either Article 5.12 or 5.16 of this Act, each holder of certificates representing shares so demanding payment shall submit such certificates to the corporation for notation thereon that such demand has been made. The failure of holders of certificated shares to do so shall, at the option of the corporation, terminate such shareholder's rights under Articles
5.12 and 5.16 of this Act unless a court of competent jurisdiction for good and sufficient cause shown shall otherwise direct. If uncertificated shares for which payment has been demanded or shares represented by a certificate on which notation has been so made shall be transferred, any new certificate issued therefor shall bear similar notation together with the name of the original dissenting holder of such shares and a transferee of such shares shall acquire by such transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

   C. Any shareholder who has demanded payment for his shares in accordance with either Article 5.12 or 5.16 of this Act may withdraw such demand at any time before payment for his shares or before any petition has been filed pursuant to Article 5.12 or 5.16 of this Act asking for a finding and determination of the fair value of such shares, but no such demand may be withdrawn after such payment has been made or, unless the corporation shall consent thereto, after any such petition has been filed. If, however, such demand shall be withdrawn as hereinbefore provided, or if pursuant to Section B of this Article the corporation shall terminate the shareholder's rights under
Article 5.12 or 5.16 of this Act, as the case may be, or if no petition asking for a finding and determination of fair value of such shares by a court shall have been filed within the time provided in Article 5.12 or 5.16 of this Act, as the case may be, or if after the hearing of a petition filed pursuant to
Article 5.12 or 5.16, the court shall determine that such shareholder is not entitled to the relief provided by those articles, then, in any such case, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the corporate action from which he dissented and shall be bound thereby, the right of such shareholder to be paid the fair value of his shares shall cease, and his status as a shareholder shall be restored without prejudice to any corporate proceedings which may have been taken during the interim, and such shareholder shall be entitled to receive any dividends or other distributions made to shareholders in the interim.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

   Item 20. Indemnification of Directors and Officers.

   Canadian law generally permits a corporation to indemnify its directors and officers for all costs, charges and expenses incurred by the person in respect of any action or proceeding to which that person is made a party by reason of being a director or officer if the person (i) acted in good faith with a view to the best interests of the corporation and (ii) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing his conduct was lawful. Canadian law generally requires a corporation to indemnify its directors and officers if the person is substantially successful on the merits of his defense of the action, the person fulfills (i) and (ii) above, and is otherwise fairly and reasonably entitled to indemnity.

   The registrant's bylaws generally provides that the corporation is required to indemnify a director or officer against liability incurred in that capacity to the extent permitted or required by Canadian law.

   A policy of directors' and officers' liability insurance is maintained by the registrant which insures directors and officers of the registrant and its subsidiaries for losses a result of claims based on the acts or omissions as directors and officers of the registrant.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, the indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

   Item 21. Exhibits and Financial Statement Schedules.

    (a) Exhibits


 Exhibit
   No.                           Description of Exhibits
 -------                         -----------------------
 2.1     Merger Agreement dated as of July 16, 2001 as amended and restated
         between Corel Corporation, Calgary I Acquisition Corp. and Micrografx,
         Inc. (included as Annex A to this
         prospectus/proxy statement)
 2.2     Form of Participation Rights Agreement (included as Annex B to this prospectus/proxy statement)
 5.1*    Opinion of McCarthy Tetrault LLP with respect to the validity of the shares being offered
 8.1*    Tax Opinion of Milbank, Tweed, Hadley & McCloy LLP
 8.2*    Tax Opinion of McCarthy Tetrault LLP (set forth in Exhibit 5.1)
 8.3*    Tax Opinion of Locke Liddell & Sapp LLP
 9.1     Form of Proxy and Voting Agreement (included as Annex C to this prospectus/proxy statement)
 23.1*   Consent of McCarthy Tetrault LLP (set forth in Exhibit 5.1)
 23.2*   Consent of Ernst & Young LLP
 23.3*   Consent of PricewaterhouseCoopers LLP
 23.4+   Consent of James L. Hopkins as a person named to be a director of
         Corel Corporation
 23.5*   Consent of Milbank, Tweed, Hadley & McCloy LLP (set forth in Exhibit
         8.1)

--------

 Exhibit
   No.                       Description of Exhibits
 -------                     -----------------------
 23.6*   Consent of McCarthy Tetrault LLP (set forth in Exhibit 8.2)
 23.7*   Consent of Locke Liddell & Sapp LLP (set forth in Exhibit 8.3)
 24.1+   Powers of Attorney (set forth on signature page)
 25.1++  Form T-1
 99.1*   Form of Proxy
 99.2+   Consent of Alliant Partners

--------
*  filed herewith

+  previously filed


++ to be filed


(b) Financial Statement Schedules

   Not applicable.

   Item 22. Undertakings.

   The undersigned registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

   provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act or 1934, as amended, that are incorporated by reference in the registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be in the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the registrant's annual report pursuant to Section 13 (a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

  (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

  (7) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Securities Act of 1933, as amended.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, Canada on September 18, 2001.


                                          Corel Corporation

                                          By:      /s/ John Blaine

                                             ----------------------------------

                                                    John Blaine


                                             Executive Vice President, Finance
                                              and Chief Financial Officer


                               POWER OF ATTORNEY


   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:


              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    President and Chief        September 18, 2001
______________________________________  Executive Officer
           Derek J. Burney              (principal executive
                                        officer)

         /s/ John Blaine               Executive Vice President,  September 18, 2001
______________________________________  Finance, Chief Financial
             John Blaine                Officer and Treasurer
                                        (principal accounting
                                        officer and principal
                                        financial officer)

                  *                    Chairman and Director      September 18, 2001
______________________________________
            James Baillie

                  *                    Director                   September 18, 2001
______________________________________
              Lyle Blair

                  *                    Director                   September 18, 2001
______________________________________
           Hunter S. Grant

                  *                    Director                   September 18, 2001
______________________________________
        Jean-Louis Malouin

                                       Director                    September  , 2001
______________________________________
          Barbara McDougall

                  *                    Authorized United States   September 18, 2001
______________________________________  Representative
           Steven Houck



       /s/ John Blaine


*By: ___________________________


           John Blaine


         Attorney-in-Fact

                                 EXHIBIT INDEX


 Exhibit
   No.                           Description of Exhibits
 -------                         -----------------------
 2.1     Merger Agreement dated as of July 16, 2001 as amended and restated
         between Corel Corporation, Calgary I Acquisition Corp. and Micrografx,
         Inc. (included as Annex A to this prospectus/proxy statement)
 2.2     Form of Participation Rights Agreement (included as Annex B to this prospectus/proxy statement)
 5.1*    Opinion of McCarthy Tetrault LLP with respect to the validity of the shares being offered
 8.1*    Tax Opinion of Milbank, Tweed, Hadley & McCloy LLP
 8.2*    Tax Opinion of McCarthy Tetrault LLP (set forth in Exhibit 5.1)
 8.3*    Tax Opinion of Locke Liddell & Sapp LLP
 9.1     Form of Proxy and Voting Agreement (included as Annex C to this prospectus/proxy statement)
 23.1*   Consent of McCarthy Tetrault LLP (set forth in Exhibit 5.1)
 23.2*   Consent of Ernst & Young LLP
 23.3*   Consent of PricewaterhouseCoopers LLP
 23.4+   Consent of James L. Hopkins as a person named to be a director of
         Corel Corporation
 23.5*   Consent of Milbank, Tweed, Hadley & McCloy LLP (set forth in Exhibit
         8.1)
 23.6*   Consent of McCarthy Tetrault LLP (set forth in Exhibit 8.2)
 23.7*   Consent of Locke Liddell & Sapp LLP (set forth in Exhibit 8.3)
 24.1+   Powers of Attorney (set forth on signature page)
 25.1++  Form T-1
 99.1*   Form of Proxy
 99.2+   Consent of Alliant Partners


--------
*  filed herewith

+  previously filed


++ to be filed

                                                                Exhibit 5.1


                     Opinion of McCarthy Tetrault LLP


                                                         September 17, 2001


Corel Corporation


1600 Carling Avenue


Ottawa, Ontario


K1Z8R7


Dear Sirs,


     Re: Registration Statement of Corel Corporation


   We have acted as Canadian counsel to Corel Corporation, a Canadian corporation (the "Company"), in connection with the offering of common shares of the Company pursuant to a Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the "Securities Act").


   We have examined such corporate records, agreements and other instruments and documents as we have deemed necessary as a basis for the opinion hereinafter expressed. As to questions of fact, material to such opinions, we have, when relevant facts were not independently established by us, relied on the documents we have examined or upon the certifications and representations of officers of the Company. We have assumed the authenticity of all the documents presented to us as originals.


   Based on the foregoing and having regard to the legal considerations which we deemed relevant:


     (a) we are of the opinion that the common shares ("shares of common stock") of the Company which may be issued by the Company to the holders of shares of common stock of Micrografx, Inc. and the shares of preferred stock of Micrografx, Inc. (including shares of common stock of Corel which may be issued pursuant to participation rights which may be issued by the Company to such shareholders of Micrografx, Inc.) in accordance with the terms of the Merger Agreement described in the Registration Statement, will have been duly authorized and legally issued and will be fully paid and non-assessable; and


     (b) we confirm that the statements set forth in the Registration Statement under the captions "Summary--Material Canadian Federal Income Tax Consequences" and "Material Canadian Federal Income Tax Consequences" represent our opinion to the extent they constitute matters of law or legal conclusions.


   We do not express any opinion as to any laws other than the laws of the Province of Ontario and the laws of Canada applicable therein.


   We consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to the name of our firm therein, without thereby admitting that we are "experts" under the Securities Act or the rules and regulations of the Securities and Exchange Commission thereunder for the purposes of any part of the Registration Statement.


                                          Your very truly,


                                          /s/ McCarthy Tetrault LLP


                                          _________________________________


                                          McCarthy Tetrault LLP

                                                                Exhibit 8.1


                               [LETTERHEAD]


                                                         September 17, 2001


Corel Corporation


1600 Carling Avenue


Ottawa, Ontario K1Z 8R7


Canada


   Re. Merger of Calgary I Acquisition Corp. and Micrografx, Inc.


Ladies and Gentlemen:


   We are acting as your special United States tax counsel in connection with the filing by Corel Corporation (the "Company") of a registration statement on Form S-4 (the "Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933, as amended, in connection with the merger of Calgary I Acquisition Corp. and Micrografx, Inc. (the "Merger").


   We have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such documents as we have deemed necessary or appropriate as a basis for the opinion set forth below. In our examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity of original documents submitted to us as certified or photastatic copies and the authenticity of the originals of such copies. As to any facts material to this opinion that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company.


   We express no opinion as to any laws other than the federal income tax laws of the United States of America.


   Subject to the assumptions, qualifications and limitations herein and in the Registration Statement under the heading "The Merger Agreement and Participation Rights Agreement--Material United States Federal Income Tax Consequences," in our opinion the statements in the prospectus contained in the Registration Statement with respect to United States taxation under the heading "Material United States Federal Income Tax Consequences," to the extent they constitute matters of law or legal conclusions, are correct in all material respects.


   This opinion is based upon existing provisions of the Internal Revenue Code of 1986, the Treasury Regulations promulgated or proposed thereunder, and interpretations thereof by the Internal Revenue Service (the "IRS") and the courts, all of which are subject to change with prospective or retroactive effect, and our opinion could be adversely affected or rendered obsolete by any such change. No ruling has been or will be sought from the IRS as to the federal income tax consequences of any aspect of the Merger. The opinion expressed herein is not binding on the IRS or any court, and there can be no assurance that the IRS or a court of competent jurisdiction will not disagree with such opinion. Further, no assurance can be given that future legislative, judicial or administrative changes would not adversely affect the accuracy of the conclusions stated herein. The opinions expressed herein are as of the date hereof, and we assume no obligation to update or supplement such opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in law that may hereafter occur or become effective.

   We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference of our Firm in the Registration Statement under the caption "The Merger Agreement and Participation Rights Agreement--Material United States Federal Income Tax Consequences" and under the caption " Legal Matters." In giving this consent, however, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.


                                          Very truly yours,


                                          /s/ Milbank, Tweed, Hadley & McCloy
                                           LLP


                                          Milbank, Tweed, Hadley & McCloy LLP

                                                                     EXHIBIT 8.3

                    TAX OPINION OF LOCKE LIDDELL & SAPP LLP



                              September 17, 2001

Micrografx, Inc.
8144 Walnut Hill Lane, Suite 1040
Dallas, Texas 75231

Ladies and Gentlemen:

     We have acted as counsel for Micrografx, Inc., a Texas corporation ("Micrografx"), in connection with the proposed merger (the "Merger") of Micrografx and Calgary I Acquisition Corp. ("Merger Sub"), a Delaware corporation and wholly owned subsidiary of Corel Corp., a corporation continued under the laws of Canada ("Corel"), pursuant to that certain Merger Agreement dated as of July 16, 2001 (the "Merger Agreement") by and among Corel, Merger Sub and Micrografx, and as described in the Joint Proxy Statement/Prospectus (the "Proxy Statement/Prospectus") included in the registration statement of Corel on Form S-4, which was originally filed with the Securities and Exchange Commission on August 10, 2001 and amended on the date hereof (the "Registration Statement"). Capitalized terms used hereunder but not defined have the meaning ascribed to them in the Merger Agreement.

     In rendering this opinion we have examined such documents as we have deemed relevant or necessary, including, but not limited to (i) the Merger Agreement,
(ii) the Participation Rights Agreement, by and among Corel and Bank of New York, in the form attached to the Proxy Statement/Prospectus, (iii) the Proxy Statement/Prospectus and (iv) such other documents, records and instruments as we have deemed necessary or appropriate in order to enable us to render our opinion, and our opinion is conditioned upon (without any independent investigation or review thereof) the truth and accuracy, at all relevant times, of the representations and warranties, covenants and statements contained therein.

     In our opinion, the discussion contained in the final Proxy
Statement/Prospectus in the subsection entitled "The Merger Agreement and Participation Rights Agreement " Material United States Federal Income Tax Consequences" correctly sets forth the material United States federal income tax consequences of the Merger for United States Micrografx shareholders and United States holders of Micrografx options.

Micrografx, Inc.
September 17, 2001
Page 2

This opinion is based upon existing provisions of the Code, the Treasury Regulations promulgated or proposed thereunder, and interpretations thereof by the Internal Revenue Service (the "IRS") and the courts, all of which are subject to change with prospective or retroactive effect, and our opinion could be adversely affected or rendered obsolete by any such change. No ruling has been or will be sought from the IRS by Micrografx, Corel or Merger Sub as to the federal income tax consequences of any aspect of the Merger. The opinion expressed herein is not binding on the IRS or any court, and there can be no assurance that the IRS or a court of competent jurisdiction will not disagree with such opinion. Further, no assurance can be given that future legislative, judicial or administrative changes would not adversely affect the accuracy of the conclusions stated herein. Nevertheless, by rendering this opinion we undertake no responsibility to advise you of any new developments in the application or interpretation of the Federal tax laws.

     This opinion is furnished to you solely for use in connection with the Proxy Statement/Prospectus. We hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference of our Firm in the Registration Statement under the caption "The Merger Agreement and Participation Rights Agreement -- Material United States Federal Income Tax Consequences." In giving the consent, however, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

                              Very truly yours,

                              LOCKE LIDDELL & SAPP LLP


                              By:   /s/  Christopher F. Allison, Jr.
                                 ------------------------------------------
                                 Christopher F. Allison, Jr.

                                                                    Exhibit 23.2

                         CONSENT OF INDEPENDENT AUDITOR

   We consent to the reference to our firm under the caption "Experts" and to the use of our report dated August 9, 2001, except for the first paragraph of
Note 2 and the first paragraph of Note 10 as to which the date is August 28, 2001, included in the Prospectus/Proxy Statement of Micrografx, Inc. that is made a part of Amendment No. 1 to the Corel Corporation Registration Statement (Form S-4) and related Prospectus/Proxy Statement of Micrografx, Inc.


                                          /s/ Ernst & Young LLP

Dallas, Texas

September 14, 2001

                                                               Exhibit 23.3


               CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS


   We hereby consent to the incorporation by reference in this Registration Statement No. 333-67310 on Form S-4 of Corel Corporation of our report dated January 26, 2001, except for Note 17, which is as of September 5, 2001, relating to the financial statements, which appears in Corel's Annual Report on Form 10-K/A for the year ended November 30, 2000. We also consent to the incorporation by reference of our report dated January 26, 2001, except for
Note 17, which is as of September 5, 2001, relating to the financial statement schedule, which appears on such Form 10-K/A. We further consent to the references to us under the heading "Experts" in such Registration Statement.


/s/ PricewaterhouseCoopers LLP                      Ottawa, Canada


Chartered Accountants                               September 17, 2001

                                                                   Exhibit 99.1

                               MICROGRAFX, INC.

             PROXY FOR SPECIAL MEETING OF COMMON SHAREHOLDERS


          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

   The undersigned common shareholder of MICROGRAFX, INC., a Texas corporation, hereby acknowledges receipt of the Notice of Special Meeting of Shareholders and prospectus/proxy statement, each dated September 18, 2001, and hereby appoints James L. Hopkins and T. Greg DeWitt, and each of them, as proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Special Meeting of Common Shareholders of MICROGRAFX, INC., to be held on October 24, 2001 at 10:00 a.m., local time, at the Doubletree Hotel located at 8250 North Central Expressway, Dallas, Texas and at any adjournment(s) or postponement(s) thereof, and to vote all shares of common stock which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side.


   1. To consider and vote on a proposal to approve the merger agreement dated as of July 16, 2001, among Micrografx, Inc., Corel Corporation and Calgary I Acquisition Corp., and the merger of Micrografx with Calgary I Acquisition Corp. A copy of the merger agreement is attached as Annex A to the accompanying prospectus/proxy statement.

          [  ] FOR        [  ] AGAINST        [  ] ABSTAIN

In their discretion, the proxies are authorized to vote on such other matter(s) which may properly come before the meeting and at any adjournment(s) or postponement(s) thereof.


MARK HERE FOR ADDRESS CHANGE AND NOTE BELOW.

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS INDICATED, WILL BE VOTED FOR THE APPROVAL OF THE MERGER AGREEMENT, DATED AS OF JULY 16, 2001, AMONG MICROGRAFX, INC., COREL CORPORATION AND CALGARY I ACQUISITION CORP., AND THE MERGER OF MICROGRAFX WITH CALGARY I ACQUISITION CORP.

Both of such attorneys or substitutes (if both are present and acting at said meeting or any adjournment(s) or postponement(s) thereof, or, if only one shall be present and acting, then that one) shall have and may exercise all of the powers of said attorneys-in-fact hereunder.

Dated:




Signature



Signature

(This proxy should be marked, dated, signed by the shareholder(s) exactly as his or her name appears hereon, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.)

Investors and security holders are advised to read the proxy statement/prospectus and any other documents filed with the Securities and Exchange Commission ("SEC") regarding the acquisition referenced in the foregoing information because it contains important information. This notice does not constitute an offer of any securities for sale. Investors and security holders may obtain a free copy of the amended proxy statement/prospectus and other documents filed by Corel and Micrografx with the SEC at its Web site at http://www.sec.gov or at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The amended proxy statement/prospectus and such other documents may also be obtained at no charge by directing such requests to: Corel Corporation, 1600 Carling Avenue, Ottawa, ON, K1Z 8R7, Attention: Investor Relations, telephone (613) 728-8200, email: ir@corel.ca and to Micrografx, Inc., 8144 Walnut Hill Lane, Suite 1050, Dallas, Texas, 75231, Attention: Investor Relations, telephone: (469) 232-1000.

Micrografx, its officers, directors, employees and agents may be soliciting proxies from Micrografx's shareholders in connection with the acquisition. Information concerning the participants in this solicitation is forth in the amended proxy statement/prospectus.